UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 17, 2024

DIRECT SELLING ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40831	86-3676785
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5800 Democracy Drive Plano, TX	75024
(Address of principal executive offices)	(Zip Code)

(214) 380-6020

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	DSAQ.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	DSAQ	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	DSAQ.W	OTC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Definitive Agreement.

On January 17, 2024, Direct Selling Acquisition Corp., a Delaware corporation (the “Company”), entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among Aeroflow Urban Air Mobility Private Limited, a private limited company incorporated under the laws of India and a direct wholly owned subsidiary of PubCo (“IndiaCo”), Hunch Technologies Limited, a private limited company incorporated in Ireland with registered number 607449 (“PubCo”), FlyBlade (India) Private Limited, a private limited company incorporated under the laws of India (“Hunch Mobility”), and HTL Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of PubCo (“Merger Sub”).

The transactions contemplated by the Business Combination Agreement, including the Merger (as defined below), and the transactions contemplated by the related transaction documents contemplated by the Business Combination Agreement (collectively, the “Transactions”), will constitute a “Business Combination” as contemplated by the Company’s Amended and Restated Certificate of Incorporation filed with the Delaware Secretary of State on August 23, 2021 (as amended on March 27, 2023). The Merger and the Transactions were unanimously approved by the board of directors of the Company on January 17, 2024. Capitalized terms used but not defined in this Current Report on Form 8-K have the meanings given to them in the Business Combination Agreement.

The Business Combination Agreement

Reorganization Transactions

Prior to the execution of the Business Combination Agreement, PubCo, IndiaCo and Hunch Mobility consummated a series of reorganization transactions pursuant to which, among other things, Hunch Mobility transferred all of its assets and liabilities (other than certain excluded assets and liabilities) to IndiaCo on a slump sale basis as a going concern.

In connection with the Merger, prior to the closing of the Transactions (the “Closing”), PubCo will complete a reorganization (such transactions, the “Pre-Closing Reorganization”), pursuant to which, among other things, (i) after receipt of applicable governmental and regulatory consents, Hunch Mobility shall transfer all of the equity securities of Transhermes Aero IFSC Private Limited, a wholly owned subsidiary of Hunch Mobility incorporated in Gujarat International Finance Tec-City under the (Indian) International Financial Services Centres Authority Act, 2019 to IndiaCo, (ii) Hunch Mobility shall promptly undertake any and all steps necessary to complete its voluntary liquidation/winding-up process in accordance with applicable law and (iii) PubCo shall consummate a reverse share split, pursuant to which all equity securities of PubCo will, following the consummation of the Pre-Closing Reorganization and immediately prior to the Merger, be consolidated and result in the aggregate number of Class A ordinary shares in the share capital of PubCo (the “PubCo Class A Ordinary Shares”) and Class B ordinary shares in the share capital of PubCo (the “PubCo Class B Ordinary Shares”) issued and outstanding on a fully-diluted, as converted and as exercised basis (excluding equity securities issued or issuable pursuant to the Convertible Note (as defined below)) being equal to the Pre-Closing Reorganization Consideration, which, in the aggregate, is anticipated to be equal to approximately $150 million.

The Merger

Following the Pre-Closing Reorganization and pursuant to the Business Combination Agreement, at the Closing, Merger Sub will merge with and into the Company (the “Merger”), pursuant to which the separate corporate existence of Merger Sub will cease, with the Company being the surviving corporation and becoming a wholly owned subsidiary of PubCo.

In connection with the Merger, each (i) share of Class A common stock of the Company, par value $0.0001 per share (each, a “DSAQ Class A Share”), (ii) share of Class B common stock of the Company, par value $0.0001 per share (each, a “DSAQ Class B Share”), and (iii) convertible preferred share of the Company that will be issued pursuant to the Investor Subscription Agreement (as defined below) (each, a “DSAQ Preferred Share” and together with the DSAQ Class A Shares and DSAQ Class B Shares, the “DSAQ Shares”), issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than those held in treasury, will be automatically cancelled and extinguished and converted into the right to receive: (A) with respect to each DSAQ Class A Share and DSAQ Class B Share, one (1) PubCo Class A Ordinary Share, one (1) CVR I, one (1) CVR II and one (1) CVR III, which are described in further detail below, and (B) with respect to each DSAQ Preferred Share, one (1) PubCo Preferred Share. All DSAQ Shares held in treasury will be canceled and extinguished without consideration.

Each unit of the Company issued in the IPO that is outstanding immediately prior to the Effective Time will be automatically separated and the holder thereof will be deemed to hold one (1) DSAQ Class A Share and one-half (1/2) of a public warrant of the Company, which underlying securities will be converted as described above.

At the Effective Time, unless otherwise amended by the DSAQ Warrant Amendment, without any further action, each warrant of the Company that is outstanding immediately prior to the Effective Time shall remain outstanding but shall be assumed by PubCo and automatically adjusted to become (A) with respect to each public warrant of the Company, one (1) public warrant of PubCo and (B) with respect to each private placement warrant of the Company, one (1) private placement warrant of PubCo, each of which shall be subject to substantially the same terms and conditions applicable prior to such conversion; except that each such warrant shall be exercisable (or will become exercisable in accordance with its terms) for (i) one (1) PubCo Class A Ordinary Share, (ii) one (1) CVR I, (iii) one (1) CVR II and (iv) one (1) CVR III, in lieu of DSAQ Class A Shares (subject to the PubCo warrant agreement). If the DSAQ Warrant Amendment is approved, then immediately prior to the Effective Time, each warrant of the Company will automatically convert into one-fifth (1/5) of one DSAQ Class A Share (with no fractional shares being issued if less than five (5) warrants are held).

Registration Statement/Proxy Statement

In connection with the Transactions, the Company and PubCo will prepare and file a registration statement on Form F-4 (the “Registration Statement/Proxy Statement”) with the SEC, which will include a prospectus of PubCo and a proxy statement/prospectus for the Company’s stockholder meeting to solicit the vote of the Company’s stockholders to, among other things, adopt the Business Combination Agreement and approve the Transactions.

In addition, as promptly as practicable following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, the Company will solicit the vote or consent of registered holders of warrants of the Company to adopt and approve an amendment to the Company’s warrant agreement to provide that, effective immediately prior to the Effective Time, each warrant of the Company will automatically convert into one-fifth (1/5) of one DSAQ Class A Share (with no fractional shares being issued if less than five (5) warrants are held).

Representations, Warranties and Covenants

The parties to the Business Combination Agreement have made representations, warranties and covenants that are customary for transactions of this nature. The representations and warranties of the respective parties to the Business Combination Agreement will not survive the Closing. The covenants of the respective parties to the Business Combination Agreement will also not survive the Closing, except for those covenants that by their terms expressly apply in whole or in part after the Closing.

In connection with the foregoing, the Company, through its board of directors, shall recommend to the Company’s stockholders and warrantholders the adoption and approval of the Business Combination Agreement and the transactions contemplated thereby (including the Merger), and the approval and adoption of the DSAQ Warrant Amendment, respectively. Notwithstanding the foregoing, if, at any time prior to obtaining the requisite approval of the Company’s stockholders with respect to the Business Combination, the Company’s board of directors determines in good faith, after consultation with its outside legal counsel, that a Blade Group Material Adverse Effect has occurred on or after the date of the Business Combination Agreement and, as a result, the failure to change its recommendation would be inconsistent with the board of directors’ fiduciary duties under applicable law, the Company’s board of directors may effect a change of recommendation, subject to certain conditions.

Exclusivity

Each of the Company, PubCo, IndiaCo, Hunch Mobility and Merger Sub has agreed that from the date of the Business Combination Agreement to the earlier of the closing of the Merger and the termination of the Business Combination Agreement, no party will: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), knowingly facilitate (including by commencing due diligence), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to an alternative transaction, (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, an alternative transaction, (iii) enter into any contract or other arrangement or understanding regarding an alternative transaction, (iv) make any filings with the SEC in connection with a public offering of any equity securities or other securities of the Blade Group (or any affiliate or successor of the Blade Group) or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person (other than the Principal Shareholders and the Blade Group) to do or seek to do any of the foregoing or seek to circumvent such covenant or further any alternative transaction.

Conditions to Closing

Mutual Conditions

The obligations of the parties to the Business Combination Agreement to consummate the Transactions are conditioned upon the following mutual conditions:

a)	the absence of any law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental authority preventing the consummation of the Transactions;

b)

the effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), of the Registration Statement/Proxy Statement and that no stop order will have been issued by the SEC and remain in effect with respect to the Registration Statement/Proxy Statement;

c)

obtaining, at the special meeting of Company stockholders where a quorum is present, the vote of the holders of a majority of the outstanding DSAQ Shares entitled to vote thereon to adopt and approve the Business Combination Agreement and the transactions contemplated thereby (including the Merger);

d)	the PubCo Class A Ordinary Shares that constitute the consideration for the Business Combination having been approved for listing on a stock exchange, subject only to notice of issuance;

e)

the entry by PubCo into a composition agreement with the Revenue Commissioners of Ireland and a special eligibility agreement for securities with the Depositary Trust Company in respect of PubCo Class A Ordinary Shares and, if the Company’s warrants are assumed pursuant to the Business Combination Agreement, PubCo warrants, both of which shall be in full force and effect and enforceable in accordance with their respective terms; and

f)

PubCo, DSAC Partners LLC, a Delaware limited liability company (“Sponsor”), and the Principal Shareholders (as defined below) shall have executed a registration rights agreement, containing customary demand and piggyback registration rights, in a form reasonably acceptable to PubCo, the Sponsor and the Principal Shareholders.

Conditions of PubCo, IndiaCo, Hunch Mobility and Merger Sub

The obligations of PubCo, IndiaCo, Hunch Mobility and Merger Sub to consummate the Transactions are conditioned upon, among other things:

a)	the consummation of the transactions contemplated by the Investor Subscription Agreement (as defined below); and

b)

An affiliate of Investor (as defined below) being the beneficial owner of at least 955,100 DSAQ Class A Shares and not electing to have such DSAQ Class A Shares redeemed by the Company in connection with the Company’s special meeting.

Conditions of the Company

The obligations of the Company to consummate the Transactions are conditioned upon, among other things:

a)	the absence of a Blade Group Material Adverse Effect;

b)	the Pre-Closing Reorganization having been completed; and

c)	the consummation of the transactions contemplated by the Hunch Subscription Agreement.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing by mutual written consent of the Company and PubCo and in certain other circumstances, including if the Closing has not occurred on or prior to March 28, 2024 (subject to automatic extension to June 28, 2024 in the event that the Company obtains an extension of the deadline by which the Company must complete a business combination in accordance with its governing documents) and the primary cause of the failure for the Closing to have occurred on or prior to such date is not due to a breach of the Business Combination Agreement by the party seeking to terminate.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is included as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties to the Business Combination Agreement and are subject to important qualifications and limitations agreed to by the contracting parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the respective parties to the Business Combination Agreement, may be subject to limitations agreed upon by the parties thereto (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to the Company’s investors and security holders. Company investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties or covenants of any party to the Business Combination Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Note Purchase Agreement and Convertible Notes

Concurrently with the execution and delivery of the Business Combination Agreement, PubCo entered into a convertible note purchase agreement (the “Note Purchase Agreement”) with an investor with majority economic, non-voting interest in the Sponsor (“Investor” or the “Holder”), and IndiaCo, pursuant to which PubCo will issue to the Holder three senior unsecured convertible notes with an aggregate principal amount of $3,000,000 (each a “Convertible Note”, and together the “Convertible Notes”). Within twenty-four (24) hours of the execution of the Business Combination Agreement, or at such other time and place upon which the parties shall agree in writing (the “Initial Closing Date”), PubCo shall execute and deliver a Convertible Note with an aggregate principal amount of $1,000,000 to the Holder, which is automatically convertible into 100,000 PubCo Preferred Shares upon the Effective Time (the “Initial Convertible Note”). Following the Initial Closing Date, PubCo shall execute and deliver, and the Holder shall fund, two additional Convertible Notes in two monthly installments at subsequent closings (each an “Installment Closing”). The two Installment Closings shall be held: (i) on the day one (1) month following the Initial Closing Date and (ii) on the day two (2) months following the Initial Closing Date, at such time and place as shall be approved by PubCo and the Holder, with an additional aggregate principal amount of $2,000,000 on the same terms and conditions as those contained in the Initial Convertible Note. The PubCo Preferred Shares issuable upon conversion of the Convertible Notes, pursuant to their terms, shall be convertible into PubCo Class A Ordinary Shares. Interest shall accrue on the unpaid principal balance of each Convertible Note, together with any interest accrued but unpaid thereon (the “Outstanding Amount”), at an annual rate equal to 10% per annum, until the Outstanding Amount is paid or the closing of the Business Combination. Each Convertible Note’s first interest payment date will be the first three-month anniversary of the date of each respective Convertible Note. Pursuant to the Note Purchase Agreement, the proceeds from the issuance of the Convertible Notes will be used: (i) up to $750,000 solely for working capital purposes for the operation of IndiaCo’s business, (ii) the remaining aggregate proceeds of the Convertible Notes other than the proceeds used in accordance with clause (i) solely for the acquisition of aircraft and (iii) in each case of clauses (i) and (ii) in compliance with all applicable laws.

The Outstanding Amount of each Convertible Note shall be automatically due and payable in full on the date that is the earlier of (1) three (3) business days following the termination of the Business Combination Agreement and (2) 363 days from the date of issuance of each respective Convertible Note (as applicable, the “Maturity Date”). If PubCo fails to pay any amount due pursuant to each Convertible Note within five business days of each respective Maturity Date, interest shall accrue at the rate of 17% per annum on the Outstanding Amount until the entire Outstanding Amount is paid in full.

The foregoing descriptions of the Note Purchase Agreement and Convertible Notes do not purport to be complete and are qualified in their entirety by reference to the full text of the Note Purchase Agreement and form of Convertible Note. A copy of the Note Purchase Agreement is included as Exhibit 10.1 to this Current Report on Form 8-K and a copy of the form of Convertible Note is included as Exhibit A of the Note Purchase Agreement, each of which is incorporated herein by reference.

Investor Subscription Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Company entered into a subscription agreement (the “Investor Subscription Agreement”) with Investor.

Pursuant to the Investor Subscription Agreement, Investor agreed to subscribe for and purchase, and the Company agreed to issue and sell to Investor, immediately prior to the Closing, an aggregate of 700,000 DSAQ Preferred Shares for a purchase price of $10.00 per share, for aggregate gross proceeds of $7,000,000.

The closing of the Investor Subscription Agreement will be conditioned on (i) the consummation of the transactions contemplated by the Hunch Subscription Agreement and (ii) the consummation of additional investments in an aggregate investment amount of $12,000,000 (“Minimum Additional Investment”), for DSAQ Preferred Shares, DSAQ Class A Shares, PubCo Preferred Shares or PubCo Ordinary Shares, issued to investors (the “Additional Investors”), on terms and conditions that are not materially more advantageous to any such Additional Investors than Investor hereunder, unless such terms and conditions are consented to by Investor. For avoidance of doubt, the Minimum Additional Investment shall not include any investments pursuant to the Investor Subscription Agreement, the acquisition of the Retained Shares (as defined the Investor Subscription Agreement) or the Hunch Subscription Agreement.

The Investor Subscription Agreement contains customary conditions to closing, including, among other things, the consummation of the Business Combination. The Investor Subscription Agreement also provides that the Company will grant Investor certain customary registration rights.

The foregoing description of the Investor Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Subscription Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K and incorporated herein by reference.

Hunch Subscription Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Quick Response Services Provider LLP (“QRSP”) entered into a subscription agreement (the “Hunch Subscription Agreement”) with PubCo.

Pursuant to the Hunch Subscription Agreement, QRSP agreed to subscribe for and purchase, and PubCo agreed to issue and sell to QRSP, immediately prior to the Closing, an aggregate of 300,000 PubCo Preferred Shares for a purchase price of $10.00 per share, for aggregate gross proceeds of $3,000,000.

The closing of the Hunch Subscription Agreement will be conditioned on the consummation of the transactions contemplated by the Investor Subscription Agreement. The Hunch Subscription Agreement also contains customary conditions to closing, including, among other things, the consummation of the Business Combination. The Hunch Subscription Agreement also provides that PubCo will grant QRSP certain customary registration rights.

The foregoing description of the Hunch Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Hunch Subscription Agreement, a copy of which is included as Exhibit 10.3 to this Current Report on Form 8-K and incorporated herein by reference.

Principal Shareholder Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Company, Quick Response Services Provider LLP, a limited liability partnership incorporated under the laws of India (“Hunch”), and Blade Urban Air Mobility Inc., a Delaware corporation (together with Hunch, the

“Principal Shareholders” and each, a “Principal Shareholder”), and PubCo have entered into that Principal Shareholder Support Agreement (the “Principal Shareholder Support Agreement”) pursuant to which each Principal Shareholder has agreed, among other things: (i) to support and vote or consent to the requisite transaction proposals and (ii) not to transfer any equity security of PubCo until the earlier to occur of (a) the Closing, (b) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms and (c) the mutual agreement of the parties thereto, in each case subject to the terms and conditions set forth therein.

The foregoing description of the Principal Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Principal Shareholder Support Agreement, a copy of which is included as Exhibit 10.4 to this Current Report on Form 8-K and incorporated herein by reference.

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Sponsor, the Company, PubCo and, for certain limited purposes, certain of the Company’s directors, executive officers and affiliates (such individuals, the “Insiders”) have entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”).

Pursuant to the Sponsor Support Agreement, the Sponsor has, among other things, agreed to (i) support and vote in favor of the requisite transaction proposals; (ii) waive all adjustments to the conversion ratio set forth in Company’s amended and restated certificate of incorporation with respect to its DSAQ Class B Shares, (iii) be bound by certain transfer restrictions with respect to their DSAQ Class B Shares and the warrants of the Company, as applicable, prior to Closing and (iv) the forfeiture, transfer or conversion into DSAQ Class A Shares, as applicable of warrants of the Company under the terms and conditions set forth therein. Specifically, the Sponsor has agreed to make available up to 9,950,000 private placement warrants of the Company (or, if the DSAQ Warrant Amendment is approved, the PubCo Class A Ordinary Shares corresponding thereto) to existing stockholders of the Company in exchange for such stockholders agreeing not to redeem their DSAQ Class A Shares in connection with the Company’s stockholder meeting. If less than all such private placement warrants (or, if the DSAQ Warrant Amendment is approved, the PubCo Class A Ordinary Shares corresponding thereto) are so transferred, then the Sponsor shall (i) retain 50% of such private placement warrants not so transferred and (ii) forfeit 50% of such private placement warrants not so transferred. If the DSAQ Warrant Amendment is not approved, any such retained private placement warrants may, at the Sponsor’s election, be surrendered to the Company prior to the Closing in exchange for one (1) DSAQ Class A Share for every five (5) private placement warrants so surrendered. If the DSAQ Warrant Amendment is approved, each such private placement warrant retained will automatically convert into one-fifth (1/5) of one DSAQ Class A Share (with no fractional shares being issued if less than five (5) warrants are held).

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.5 to this Current Report on Form 8-K and incorporated herein by reference.

Contingent Value Rights Agreement

Concurrently with the consummation of the Business Combination Agreement, PubCo will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent (“Rights Agent”) pursuant to which the holders of DSAQ Class A Shares and DSAQ Class B Shares outstanding as of immediately prior to the Effective Time will receive one (1) CVR I, one (1) CVR II and one (1) CVR III (each, a “CVR”) for each one whole DSAQ Share held by such stockholder on such date. Each CVR I represents the right of the holder thereof to receive its pro rata share of 2,000,000 newly issued PubCo

Class A Ordinary Shares, and each CVR I shall be exercised automatically upon PubCo’s delivery of the CVR Payment Notice (as defined in the CVR Agreement) to the Rights Agent, notifying the Rights Agent that, during the 12 month period ending on the final day of the month in which the second anniversary of the Closing occurs, the consolidated revenues of PubCo and its subsidiaries was less than $50 million. Each CVR II represents the right of the holder thereof to receive its pro rata share of 2,000,000 newly issued PubCo Class A Ordinary Shares, and each CVR II shall be exercised automatically upon PubCo’s delivery of the CVR Payment Notice to the Rights Agent, notifying the Rights Agent that, during the 12 month period ending on the final day of the month in which the third anniversary of the Closing occurs, the consolidated revenues of PubCo and its subsidiaries was less than $142 million. Each CVR III represents the right of the holder thereof to receive its pro rata share of 2,000,000 newly issued PubCo Class A Ordinary Shares, and each CVR III shall be exercised automatically upon PubCo’s delivery of the CVR Payment Notice, notifying the Rights Agent that, during the 12 month period ending on the final day of the month in which the fourth anniversary of the Closing occurs, the consolidated revenues of PubCo and its subsidiaries was less than $263 million.

The contingent payments under the CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the CVRs. There can be no assurance that any payment of any PubCo Ordinary Shares will be made or that any holders of CVRs will receive any amounts with respect thereto.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only. The CVRs will not be evidenced by a certificate or other instrument. The CVRs will not be transferable. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in PubCo or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the CVR Agreement, a copy of which is included as Exhibit E to the Business Combination Agreement in Exhibit 2.1 to this Current Report on Form 8-K, each of which are incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The Convertible Note issued pursuant to the Note Purchase Agreement and shares of Convertible Preferred Stock to be issued pursuant to the Investor Subscription Agreement, have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) thereof. The PubCo Preferred Shares to be issued pursuant to the Hunch Subscription Agreement, have not been registered under the Securities Act in reliance upon the exemption provided in Regulation S thereof.

Item 7.01	Regulation FD Disclosure.

On January 18, 2024, the Company and Hunch Mobility issued a joint press release in the United States announcing the execution of the Business Combination Agreement. A copy of the press release is furnished herewith as Exhibits 99.1 and incorporated herein by reference.

Furnished herewith as Exhibit 99.2 and incorporated into this Item 7.01 by reference herein is the investor presentation, dated January 2024, that the Company and Hunch Mobility have prepared in connection with the announcement of the Business Combination.

Additional Information about the Transaction and Where to Find It.

This filing relates to the proposed business combination involving the Company, Hunch Mobility, IndiaCo, PubCo and Merger Sub. In connection with the proposed business combination, the Company and PubCo intend to file with the SEC a Registration Statement/Proxy Statement, which will include a preliminary proxy statement/ prospectus of the Company and a preliminary prospectus of PubCo relating to the shares to be issued in connection with the proposed business combination. This filing is not a substitute for the Registration Statement/Proxy Statement, the definitive proxy statement/final prospectus or any other document that PubCo or the Company has filed or will file with the SEC or send to its stockholders in connection with the proposed business combination. This filing does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, THE COMPANY’S STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY THE COMPANY OR PUBCO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement/Proxy Statement is declared effective, the definitive proxy statement will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed business combination. Additionally, the Company and PubCo will file other relevant materials with the SEC in connection with the Business Combination. Copies of the Registration Statement/Proxy Statement, the definitive proxy statement/final prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. The Company’s stockholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Direct Selling Acquisition Corp., 5800 Democracy Drive, Plano, TX 75024.

Participants in the Solicitation of Proxies

This filing may be deemed solicitation material in respect of the proposed business combination. The Company, Hunch Mobility, IndiaCo, PubCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed business combination. Security holders and investors may obtain more detailed information regarding the names and interests in the proposed business combination of the Company’s directors and officers in the Company’s filings with the SEC, including the Company’s initial public offering prospectus, which was filed with the SEC on September 27, 2021, the Company’s subsequent annual report on Form 10-K and quarterly reports on Form 10-Q. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s stockholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

No Offer or Solicitation

This filing is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement, filed as an exhibit to this Current Report on Form 8-K, which contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

All statements other than statements of historical facts contained in this filing are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by the Company’s public stockholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this filing, and on the current expectations of the Company, IndiaCo, Hunch Mobility and PubCo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of the Company, IndiaCo, Hunch Mobility and PubCo.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the stockholders of Hunch Mobility or the Company is not obtained; (iii) the ability to acquire and maintain the listing of PubCo’s securities on a stock exchange ; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing with terms unfavorable to you; (v) the risk that the proposed business combination disrupts current plans and operations the Company, Hunch Mobility, IndiaCo or PubCo as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions, which may be affected by, among other things, the ability of the PubCo to grow and manage growth profitably, grow its customer base and retain its management and key employees; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of Hunch Mobility, IndiaCo and PubCo’s business strategy and the timing of expected business milestones, including, but not limited to, the use of electrical vertical aircraft; (x) Hunch Mobility’s limited operating history and history of net losses; (xi) the evolution and growth of the markets in which PubCo operates; (xii) changes in applicable laws or regulations; (xiii) the ability of PubCo to adhere to legal and regulatory requirements and to receive any needed regulatory approvals or licenses; (xiv) cybersecurity risks, data loss and other breaches of PubCo’s network security and the disclosure of personal information; (xv) the effects of competition on Hunch Mobility, IndiaCo and PubCo’s business; (xvi) risks related to domestic and international political and macroeconomic uncertainty, including the continued economic growth of the Indian sub-continent, the impacts of climate change, the Russia-Ukraine conflict, consumer preferences, supply chain issues and inflation; (xvii) risks related to PubCo’s third party aircraft operators; (xviii) PubCo’s reliance on technology leased from Blade Air Mobility, Inc.; (xix) the limited geographic scope of PubCo’s operations to the Indian sub-continent; (xx) the outcome of any legal proceedings that may be instituted against Hunch Mobility, IndiaCo, the Company, PubCo or any of their respective directors or officers, following the announcement of the proposed business combination; (xxi) the amount of redemption requests made by the Company’s public stockholders; (xxii) the ability of the Company to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xxiii) risks related to Hunch Mobility, IndiaCo and PubCo’s industry; and (xxiv) those factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of the Company or PubCo to be filed with the SEC, including the proxy statement/prospectus. If any of these risks materialize or Hunch Mobility, IndiaCo, PubCo’s or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Hunch Mobility, IndiaCo, PubCo and the Company do not presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company, Hunch Mobility, IndiaCo and PubCo’s expectations, plans or forecasts of future events and views as of the date of this filing. The Company, Hunch Mobility, IndiaCo and PubCo anticipate that subsequent events and developments will cause their assessments to change. The Company, Hunch Mobility, IndiaCo and PubCo undertake no obligation to update any forward-looking statements made in this communication to reflect events or circumstances after the date of this presentation or to reflect new information or the occurrence of unanticipated events, except as required by law. However, while the Company, Hunch Mobility, IndiaCo or PubCo may elect to update these forward-looking statements at some point in the future, each of them specifically disclaim any obligation to do so, unless required by applicable law. If the Company, Hunch Mobility, IndiaCo or PubCo do update one or more forward looking statements, no inference should be drawn that they will make additional updates thereto or with respect to other forward-looking statements. These forward-looking statements should not be relied upon as representing the Company Hunch Mobility, IndiaCo or PubCo’s assessments as of any date subsequent to the date of this filing. Accordingly, undue reliance should not be placed upon the forward-looking statements. The Company, Hunch Mobility, IndiaCo and PubCo may not actually achieve the plans, intentions, or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. These forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits. The following exhibits are provided as part of this Form 8-K:

Exhibit No.	Description

2.1†	Business Combination Agreement, dated as of January 17, 2024, by and among Direct Selling Acquisition Corp., Aeroflow Urban Air Mobility Private Limited, Hunch Technologies Limited, FlyBlade (India) Private Limited and HTL Merger Sub LLC.

10.1	Note Purchase Agreement, dated as of January 17, 2024, by and among Aeroflow Urban Air Mobility Private Limited, Hunch Technologies Limited, FlyBlade (India) Private Limited and Antara Capital Master Fund LP

10.2	Investor Subscription Agreement, dated as of January 17, 2024, by and between Direct Selling Acquisition Corp. and Antara Capital Master Fund LP.

10.3	Hunch Subscription Agreement, dated as of January 17, 2024, by and between Quick Response Services Provider LLP and Hunch Technologies Limited.

10.4	Principal Shareholder Agreement, dated as of January 17, 2024, by and among Direct Selling Acquisition Corp., Hunch Technologies Limited and certain Principal Shareholders.

10.5	Sponsor Support Agreement, dated as of January 17, 2024, by and among DSAC Partners LLC, Direct Selling Acquisition Corp., Hunch Technologies Limited, and other parties.

99.1	Press Release, dated January 18, 2024.

99.2	Investor Presentation, dated January 2024.

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 18, 2024	DIRECT SELLING ACQUISITION CORP.

	By:	/s/ Dave Wentz
	Name:	Dave Wentz
	Title:	Chairman and Chief Executive Officer

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

by and among

DIRECT SELLING ACQUISITION CORP.,

AEROFLOW URBAN AIR MOBILITY PRIVATE LIMITED,

HUNCH TECHNOLOGIES LIMITED,

FLYBLADE (INDIA) PRIVATE LIMITED

and

HTL MERGER SUB LLC,

dated as of

January 17, 2024

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EXHIBITS

Exhibit A	Form of Principal Shareholder Support Agreement
Exhibit B	Form of Sponsor Support Agreement
Exhibit C	Pre-Closing Reorganization
Exhibit D	Form of PubCo New Articles of Association
Exhibit E	Form of CVR Agreement

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT (this “Agreement”) is made and entered into as of January 17, 2024, by and among Direct Selling Acquisition Corp., a Delaware corporation (“DSAQ”), Aeroflow Urban Air Mobility Private Limited, a private limited company incorporated under the laws of India and a direct wholly owned Subsidiary of PubCo (“IndiaCo”), Hunch Technologies Limited, a private limited company incorporated in Ireland with registered number 607449 (“PubCo”), FlyBlade (India) Private Limited, a private limited company incorporated under the laws of India (“Blade India”), and HTL Merger Sub LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of PubCo (“Merger Sub”). DSAQ, IndiaCo, Hunch, Blade US, PubCo, Blade India and Merger Sub are collectively referred to herein as the “Parties” and each individually as a “Party”.

RECITALS

WHEREAS, (a) DSAQ is a blank check company incorporated as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one (1) or more businesses, (b) PubCo is a company owned by Quick Response Services Provider LLP, a company incorporated and registered in India (“Hunch”), and Blade Urban Air Mobility Inc., a Delaware corporation (“Blade US” and, together with Hunch, the “Principal Shareholders” and each, a “Principal Shareholder”), and (c) each of Merger Sub and IndiaCo is a newly incorporated, direct wholly owned Subsidiary of PubCo;

WHEREAS, pursuant to DSAQ’s Governing Documents, DSAQ is required to provide an opportunity for its stockholders to have their outstanding DSAQ Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the Required DSAQ Stockholder Approval at the Special Meeting;

WHEREAS, concurrently with the execution of this Agreement, the Principal Shareholders are entering into support agreements (each, a “Principal Shareholder Support Agreement”), substantially in the form attached hereto as Exhibit A, pursuant to which, among other things, the Principal Shareholders are agreeing to (a) support the Transactions and (b) be bound by certain transfer restrictions with respect to any Equity Securities of PubCo held by the Principal Shareholders prior to the consummation of the Transactions, in each case, subject to the terms and conditions set forth in such Principal Shareholder Support Agreement;

WHEREAS, concurrently with the execution of this Agreement, DSAC Partners LLC, a Delaware limited liability company (“Sponsor”), is entering into the support agreement substantially in the form attached hereto as Exhibit B (the “Sponsor Support Agreement”), pursuant to which, among other things, Sponsor is agreeing to (a) support and vote in favor of all of the Transaction Proposals, (b) waive all adjustments to the conversion ratio set forth in DSAQ’s Governing Documents with respect to its DSAQ Class B Shares, (c) be bound by certain transfer restrictions with respect to their DSAQ Class B Shares and DSAQ Warrants, as applicable, prior to Closing and (d) the forfeiture, transfer or conversion into DSAQ Class A Shares, as applicable, of the number of DSAQ Warrants as specified in the Sponsor Support Agreement;

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WHEREAS, concurrently with the execution of this Agreement, certain investment vehicles affiliated with Antara Capital LP (collectively, “Antara”) and DSAQ are entering into a subscription agreement (the “Antara Subscription Agreement”) pursuant to which, among other things, Antara is agreeing to subscribe for and accept, and DSAQ is agreeing to issue to Antara, on the Closing Date and prior to the Merger, DSAQ Preferred Shares in exchange for a subscription price of $10.00 per DSAQ Preferred Share, for an aggregate investment amount of $7,000,000 (the “Antara PIPE Investment”), on the terms and subject to the conditions set forth in the Antara Subscription Agreement, and in connection with the Merger, each DSAQ Preferred Share issued in the Antara PIPE Investment shall be automatically cancelled and extinguished and converted into the right to receive one (1) PubCo Preferred Share on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, Hunch and PubCo are entering into a subscription agreement (the “Hunch Subscription Agreement”) pursuant to which, among other things, Hunch is agreeing to subscribe for and accept, and PubCo is agreeing to issue to Hunch, on the Closing Date and prior to the Merger and the Antara PIPE Investment, PubCo Preferred Shares in exchange for a subscription price of $10.00 per PubCo Preferred Share, for an aggregate investment amount of $3,000,000 (the “Hunch PIPE Investment”), on the terms and subject to the conditions set forth in the Hunch Subscription Agreement;

WHEREAS, from time to time following the date hereof and prior to the Closing, certain investors (for the avoidance of doubt, not including Antara or Hunch) (collectively, the “PIPE Investors”), DSAQ and PubCo may enter into subscription agreements (each, a “PIPE Subscription Agreement”) pursuant to which, among other things, the PIPE Investors will agree to subscribe for and accept on the Closing Date and prior to the Merger, and DSAQ will agree to issue to each such PIPE Investor on the Closing Date, Equity Securities of DSAQ, on the terms and subject to the conditions set forth in the applicable PIPE Subscription Agreement (such investment in the aggregate, the “PIPE Investment”), and in connection with the Merger, each Equity Security of DSAQ, issued in the PIPE Investment shall be automatically cancelled and extinguished and converted into the right to receive one (1) identical Equity Security of PubCo, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, prior to the date hereof, the Principal Shareholders, together with PubCo, Blade India, and their respective Subsidiaries, completed the Hunch Reorganization, pursuant to which, among other things, (i) the Principal Shareholders subscribed for 24,697,973 PubCo Class A Ordinary Shares and 16,465,315 PubCo Class B Ordinary Shares (“Issued PubCo Securities”) in exchange for an amount equal to the Formation Consideration, (ii) PubCo contributed the IndiaCo Consideration to IndiaCo in exchange for all of the Equity Securities of IndiaCo (except 1 (one) equity share of IndiaCo, which will be held by Amit Dutta as nominee and the beneficial ownership of such 1 (one) equity share of IndiaCo will be in the name of PubCo in accordance with (Indian) Companies Act 2013), (iii) Blade India transferred all of its assets and liabilities (other than certain excluded assets and liabilities not transferred pursuant to the terms of the Business Transfer Agreement) to IndiaCo on a slump sale basis as a going concern pursuant to the Business Transfer Agreement in exchange for an amount equal to the Slump Sale Consideration, and (iv) Blade India’s board of directors approved the voluntary liquidation/winding up of Blade India in accordance with applicable Laws;

WHEREAS, following the Hunch Reorganization and following the date of this Agreement, Antara shall make the Bridge Investment thereof, pursuant to which PubCo will issue to Antara three (3) convertible promissory notes (the “Convertible Notes”, as amended and otherwise modified prior to the date hereof), and pursuant to the terms and conditions thereof, the Convertible Notes, to the extent outstanding as of immediately prior to the Closing, shall convert into the Note Conversion Shares at the Closing (the “Note Conversion”);

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WHEREAS, prior to the Closing Date, and in connection with the Merger, PubCo intends to effect the Pre-Closing Reorganization, pursuant to which, among other things, (i) Blade India shall transfer all of the Equity Securities of Transhermes to IndiaCo in exchange for the Share Acquisition Consideration, and (ii) the Issued PubCo Securities owned by the Principal Shareholders and any other issued and outstanding and unissued Equity Securities of PubCo will undergo a reverse share split such that the Issued PubCo Securities owned by the Principal Shareholders and any other issued and outstanding Equity Securities of PubCo will, following the consummation of the Pre-Closing Reorganization and immediately prior to the Merger, be consolidated and result in the aggregate number of PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares issued and outstanding on a fully-diluted, as converted and as exercised basis (excluding Equity Securities issued or issuable pursuant to the Bridge Investment) being equal to the Pre-Closing Reorganization Consideration;

WHEREAS, on the Closing Date, (a) in accordance with the DGCL and the DLLCA and other applicable Laws, Merger Sub shall merge with and into DSAQ, with DSAQ surviving the Merger as the Surviving SPAC and a wholly owned Subsidiary of PubCo, (b) by virtue of the Merger, each share of capital stock of Merger Sub shall be automatically cancelled and extinguished and converted into one (1) Surviving SPAC Share, (c) by virtue of the Merger (i) each DSAQ Unit shall be automatically separated, and the holder thereof shall be deemed to hold one (1) DSAQ Class A Share and one-half (1/2) of a Public Warrant, and (ii) each DSAQ Share then issued and outstanding (other than those described in Section 2.01(b)(vi)(4)) shall be automatically cancelled and extinguished and converted into the right to receive (x) with respect to each DSAQ Class A Share, the Per Share DSAQ Class A Common Consideration, (y) with respect to each DSAQ Class B Share, the Per Share DSAQ Class B Common Consideration and (z) with respect to each DSAQ Preferred Share, the Per Share DSAQ Preferred Consideration, and (d) at the Effective Time, unless otherwise amended by the DSAQ Warrant Amendment, each outstanding Public Warrant and each outstanding Private Placement Warrant shall be assumed by PubCo and shall thereafter be exercisable for one (1) PubCo Class A Ordinary Share and (y) one (1) CVR I, one (1) CVR II and one (1) CVR III;

WHEREAS, simultaneously with the Closing, PubCo, Sponsor, the Principal Shareholders and certain other Persons will enter into a registration rights agreement, in a form reasonably acceptable to PubCo, Sponsor and the Principal Shareholders (the “Registration Rights Agreement”), pursuant to which, among other things, Sponsor, each Principal Shareholder and certain other Persons will be granted certain registration rights with respect to their respective PubCo Class A Ordinary Shares and, if applicable, PubCo Warrants issued to them pursuant to this Agreement or the other Transaction Documents, in each case, on the terms and subject to the conditions set forth in the Registration Rights Agreement;

WHEREAS, the board of directors of DSAQ (the “DSAQ Board”) has, among other things, (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, and in the best interest of, DSAQ and the holders of DSAQ Shares, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) directed that this Agreement be submitted to the holders of DSAQ Shares for their adoption and (d) resolved to recommend the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger, by the holders of DSAQ Shares entitled to vote thereon (the “DSAQ Recommendation”);

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WHEREAS, concurrently with the execution and delivery of this Agreement, each Principal Shareholder is approving this Agreement and the Transactions (the “Required Principal Shareholder Approval”), in each case, on the terms and subject to the conditions set forth therein, pursuant to written resolutions (the “Principal Shareholder Written Consent”);

WHEREAS, the board of directors of each of PubCo (the “PubCo Board”), Merger Sub, IndiaCo and Blade India have each approved this Agreement, the other Transaction Documents to which PubCo, Merger Sub, IndiaCo or Blade India, respectively, is or will be a party and the Transactions (including the Merger);

WHEREAS, PubCo, as the holder of the requisite Equity Securities of Merger Sub and IndiaCo, has approved this Agreement, the other Transaction Documents to which Merger Sub or IndiaCo, as applicable, is a party and the Transactions (including the Merger);

WHEREAS, the Principal Shareholders, as the holders of the requisite Equity Securities of Blade India, have approved this Agreement, the other Transaction Documents to which Blade India is a party and the Transactions and the Hunch Reorganization; and

WHEREAS, each of the Parties intends for U.S. federal (and applicable state and local) income Tax purposes that the Merger, together with the Pre-Closing Reorganization and Note Conversion, be treated as an exchange described in Section 351 of the Code, and that the Merger qualify as an exchange eligible for the exception to Section 367(a)(1) of the Code set forth in Treasury Regulations Section 1.367(a)-3(c)(1) (assuming the requirements of Treasury Regulation Section 1.367(a)-3(c)(1)(iii) are met) (collectively, the “U.S. Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.01 Definitions . For purposes of this Agreement, the following capitalized terms have the following meanings:

“2022 Blade Group Audited Financial Statements” has the meaning specified in Section 5.05(a).

“2023 Blade Group Audited Financial Statements” has the meaning specified in Section 5.05(a).

“2024 Blade Group Audited Financial Statements” has the meaning specified in Section 5.05(a).

“Actual Fraud” means actual and intentional fraud with respect to the making of the representations set forth in Article III or Article IV, as applicable, that involves a misrepresentation (by a member of the Blade Group, with respect to the representations and warranties made by such member of the Blade Group in Article III, and by DSAQ, with respect to Article IV), with the actual knowledge that the applicable representation and warranty was actually breached when made, with the specific intent that (a) in the case of fraud by DSAQ, the Blade Group relies thereon and (b) in the case of fraud by a member of the Blade Group or the Principal Shareholders, DSAQ

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rely thereon, and in either such case, the party to whom the false representation was made suffered damage by reason of such reliance. For the avoidance of doubt, “Actual Fraud” does not include constructive fraud or other claims based on constructive, imputed or implied knowledge, negligent misrepresentation, recklessness or similar theories; provided, that the Person claiming fraud shall comply with any other requirements pursuant to applicable Law for asserting a claim of fraud (including pleading with particularity).

“Additional DSAQ SEC Reports” has the meaning specified in Section 4.06.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one (1) or more intermediaries or otherwise. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto. Notwithstanding the foregoing, investment funds or vehicles managed by Affiliates of DSAQ or Affiliates of Antara Capital LP, and portfolio companies of such investment funds and vehicles, shall not be deemed Affiliates of DSAQ.

“Agreement” has the meaning specified in the preamble hereto.

“Alternative Advisor” has the meaning set forth in Section 7.06(d).

“Alternative Transaction Structure” has the meaning set forth in Section 7.06(b).

“Antara” has the meaning specified in the Recitals hereto.

“Antara PIPE Investment” has the meaning specified in the Recitals hereto.

“Antara Subscription Agreement” has the meaning specified in the Recitals hereto.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including, as applicable, the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010 and all applicable national and international Laws enacted to implement the OECD Convention on Combatting Bribery of Foreign Officials in International Business Transactions.

“Aviation Authorities” means the Ministry of Civil Aviation, Government of India, the Directorate General of Civil Aviation, the Bureau of Civil Aviation Security, the Airports Authority of India and such other Governmental Authority exercising or entitled to exercise authority or jurisdiction over matters relating to civil aviation in India.

“Aviation Laws” means such Laws, regulations, notification, guidelines, policies, manuals or directives relating to civil aviation in India.

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“Benefit Plan” means an “employee benefit plan” as defined in Section 3(3) of ERISA or any other benefit or compensation plan, policy, program, contract, arrangement or agreement (including any employment, bonus, incentive or deferred compensation, employee loan, note or pledge agreement, equity, cash or equity-based compensation, severance, retention, supplemental retirement, transaction, change in control, individual consulting or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer, employee or other service provider, in each case, whether or not (a) subject to the Laws of the United States, (b) in writing or (c) funded, but excluding in each case any Multiemployer Plan or any plan, program or arrangement that is maintained by a Governmental Authority and required by applicable Law (“Statutory Plans”).

“Blade Alternate Transaction” means any transaction or series of related transactions under which any Person(s) (other than members of the Blade Group; provided, that, with respect to the members of the Blade Group, any such transaction or series of related transactions does not adversely impact the expected benefits to DSAQ of the Transactions, including the Pre-Closing Reorganization), directly or indirectly, acquires or otherwise purchases all or a material portion of the assets, Equity Securities or businesses of the members of the Blade Group (whether by merger, consolidation, liquidation, recapitalization, purchase, exchange or issuance of Equity Securities, lease or purchase of assets, tender offer or otherwise). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the other Transaction Documents or the Transactions shall constitute a Blade Alternate Transaction.

“Blade Group” means PubCo, IndiaCo, Blade India, Merger Sub, Transhermes and any other wholly owned Subsidiaries of the foregoing; provided, that Blade India and Transhermes shall be considered a member of the Blade Group for purposes of the representations and warranties made under Article III solely to the extent such representations and warranties relate to the period from the Formation Date until (a) with respect to Blade India, completion of the Hunch Reorganization prior to the date of this Agreement and (b) with respect to Transhermes, completion of the Pre-Closing Reorganization.

“Blade Group Benefit Plan” means a Benefit Plan that is sponsored, maintained or contributed to, or is required to be contributed to, by any member of the Blade Group or under or with respect to which any member of the Blade Group has any Liability.

“Blade Group D&O Persons” has the meaning specified in Section 5.04(a).

“Blade Group Disclosure Schedules” means the disclosure schedules to this Agreement delivered to DSAQ by PubCo on the date of this Agreement contemporaneously with the execution of this Agreement.

“Blade Group Fundamental Representations” means the representations and warranties specified in Section 3.01 (Corporate Organization; Due Authorization), Section 3.04(a) (Capitalization) (other than the first and second sentences of Section 3.04(a)), Section 3.21 (Brokers) and Section 3.25 (Hunch Reorganization).

“Blade Group Material Adverse Effect” means any change, event, effect, state of facts or occurrence that, individually or in the aggregate with any other change, event, effect, state of facts or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or condition (financial or otherwise) of the Blade Group, taken as a whole or (b) the ability of any member of the Blade Group to enter into and perform its

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obligations under this Agreement; provided, however, that none of the following (or the effect of any of the following) shall be taken into account in determining whether a Blade Group Material Adverse Effect has occurred or would reasonably be expected to occur with respect to clause (a) above: any change, event, effect, state of facts or occurrence arising from or related to (i) general business or economic conditions in or affecting India, Ireland or the United States, or any other country, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in India, Ireland or the United States, or any other country, including the engagement by India, Ireland or the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in India, Ireland or the United States, or any other country, or changes therein, including changes in interest rates in India, Ireland or the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws (including COVID-19 Measures) or changes in GAAP or Indian Accounting Standards, or any other applicable accounting standards or any authoritative interpretations thereof, in each case, after the date of this Agreement, (v) the execution or public announcement of this Agreement or the pendency or consummation of the Transactions (provided, that the exception in this clause (v) shall not apply to the representations and warranties contained in Section 3.03 or the condition set forth in Section 8.03(a) to the extent it relates to such representations and warranties), (vi) any failure in and of itself by the Blade Group to meet any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition), (vii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, epidemic, pandemic (including COVID-19) or quarantine, act of God or other comparable event in India, Ireland or the United States or any other country, or any escalation of the foregoing, (viii) changes generally applicable to the industries or markets in which the Blade Group operates; or (ix) any action taken at the express written request of DSAQ after the date of this Agreement; provided, further, that any change, event, effect, state of facts or occurrence resulting from a matter described in any of the foregoing clauses (i) through (iv), (vii) or (viii) may be taken into account in determining whether a Blade Group Material Adverse Effect has occurred or would reasonably be expected to occur to the extent such change, event, effect, state of facts or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on the business, results of operations or financial condition of Blade Group relative to other similarly situated participants operating in the industries in which the Blade Group operates.

“Blade Group Related Party” has the meaning specified in Section 3.10(a)(xvi).

“Blade Group Related Party Contract” has the meaning specified in Section 3.19.

“Blade Group Transaction Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, and that are due and payable (and not otherwise expressly allocated to DSAQ pursuant to the terms of this Agreement or any other Transaction Document) by, the Blade Group in connection with the negotiation, preparation or execution of this Agreement or any other Transaction Document, the performance of their covenants or agreements in this Agreement or any other Transaction Document or the consummation of the Transactions and the Hunch Reorganization, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers,

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consultants, placement agents or other agents or service providers of the Blade Group, (b) 50% of any filing fees related to the Registration Statement/Proxy Statement and (c) any other fees, expenses, commissions or other amounts that are expressly allocated to the Blade Group pursuant to this Agreement or any other Transaction Document. Notwithstanding the foregoing or anything to the contrary herein, Blade Group Transaction Expenses shall not include any DSAQ Transaction Expenses.

“Blade India” has the meaning specified in the Preamble hereto.

“Blade US” has the meaning specified in the Preamble hereto.

“Bridge Investment” shall mean the investment in the aggregate amount of $3,000,000 to be funded in three equal installments of $1,000,000 each by Antara Capital Master Fund LP into PubCo pursuant to the Convertible Notes.

“Business Combination Proposal” has the meaning specified in Section 7.04(b).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in (a) New York, New York, (b) India or (c) Ireland are authorized or required by Law to close.

“Business Transfer Agreement” means that certain business transfer agreement, dated as of October 18, 2023, by and between Blade India and IndiaCo, as amended by that certain amendment agreement to the business transfer agreement, dated as of December 26, 2023.

“CERT-In” has the meaning specified in Section 5.15(a).

“Certificate of Merger” has the meaning specified in Section 2.01(b)(ii).

“Certificates” means any and all certificates representing DSAQ Shares.

“Closing” has the meaning specified in Section 2.02.

“Closing Blade Group Financial Statements” has the meaning specified in Section 5.05(a).

“Closing Date” has the meaning specified in Section 2.02.

“Closing Filing” has the meaning specified in Section 7.07(e).

“Closing Press Release” has the meaning specified in Section 7.07(e).

“Code” means the U.S. Internal Revenue Code of 1986.

“Companies Act 2014” means the Companies Act 2014 (as amended) of Ireland.

“Confidentiality Agreement” has the meaning specified in Section 10.09.

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“Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or that without user intent will cause, any of the following functions: (a) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any Software, hardware or device (including any computer, tablet computer, handheld device, disk or storage device); (b) damaging or destroying any data or file without the user’s consent; or (c) sending information to the Blade Group, or any other Person, without the user’s consent.

“Contracts” means any oral or written agreement, contract, license, lease, sublease, license, concession, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Convertible Notes” has the meaning specified in the Recitals hereto.

“COVID-19” means SARS-CoV-2 or COVID-19 and any evolutions or mutations thereof or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any legally binding quarantine, “shelter in place,” “stay at home,” social distancing or sequester order, guideline, recommendation or Law, in each case, by any Governmental Authority and in response to COVID-19.

“Current Stock Exchange” means the New York Stock Exchange, on which the DSAQ Class A Shares and DSAQ Units are listed for trading as of the date of this Agreement.

“CVRs” means, collectively, CVR Is, CVR IIs and CVR IIIs.

“CVR Agreement” means the Contingent Value Rights Agreement to be entered into prior to or in connection with the Closing, by and among the PubCo, DSAQ and Continental Stock Transfer & Trust Company (or such other rights agent reasonably acceptable to the Parties), in its capacity as the rights agent, and the other applicable parties thereto, in substantially the form attached hereto as Exhibit E.

“CVR I” means a contingent value right (which shall not be evidenced by a certificate or other instrument) representing the right of a holder of a CVR I to receive from PubCo, with respect to such CVR I, a Pro Rata Portion of 2,000,000 newly issued PubCo Class A Ordinary Shares if Triggering Event I is not met in accordance with Section 2.05, pursuant to the terms and conditions of the CVR Agreement.

“CVR II” means a contingent value right (which shall not be evidenced by a certificate or other instrument) representing the right of a holder of a CVR II to receive from PubCo, with respect to such CVR II, a Pro Rata Portion of 2,000,000 newly issued PubCo Class A Ordinary Shares if Triggering Event II is not met in accordance with Section 2.05, pursuant to the terms and conditions of the CVR Agreement.

“CVR III” means a contingent value right (which shall not be evidenced by a certificate or other instrument) representing the right of a holder of a CVR III to receive from PubCo, with respect to such CVR III, a Pro Rata Portion of 2,000,000 newly issued PubCo Class A Ordinary Shares if Triggering Event III is not met in accordance with Section 2.05, pursuant to the terms and conditions of the CVR Agreement.

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“Data Security Requirement” means all Privacy Laws, and all of the following to the extent relating to privacy or data security, or the Processing of Personal Information or IT Systems, and applicable to the Blade Group: (i) privacy policies, (ii) industry standards, and (iii) Contracts.

“Deferred Shares” means the deferred ordinary shares in the share capital of PubCo, with nominal value of €1.00 per share, and having the rights set out in the PubCo constitutional documents at the relevant time of determination.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“DLLCA” means the Limited Liability Company Act of the State of Delaware, as amended.

“DSAQ” has the meaning specified in the Preamble hereto.

“DSAQ Alternate Transaction” means any transaction or series of related transactions under which (a) DSAQ or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets, Equity Securities or businesses of any other Person(s) (in the case of each of clauses (i), (ii) and (iii), whether by merger, consolidation, liquidation, recapitalization, purchase, exchange or issuance of Equity Securities, purchase of assets, tender offer or otherwise) or (b) (i) DSAQ or any of its controlled Affiliates issues any Equity Securities to, or negotiates a similar investment with, any one (1) or more Persons or (ii) any one (1) or more Persons acquire or otherwise purchase all or a material portion of the assets or businesses of DSAQ. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby shall constitute a DSAQ Alternate Transaction.

“DSAQ Benefit Plan” has the meaning specified in Section 4.13.

“DSAQ Board” has the meaning specified in the Recitals hereto.

“DSAQ Change of Recommendation” has the meaning specified in Section 6.06(a)(ii).

“DSAQ Class A Shares” means shares of Class A common stock, par value of $0.0001 per share, of DSAQ.

“DSAQ Class B Shares” means shares of Class B common stock, par value of $0.0001 per share, of DSAQ.

“DSAQ Closing Statement” has the meaning specified in Section 2.02(b)(i).

“DSAQ D&O Persons” has the meaning specified in Section 5.03(a).

“DSAQ D&O Tail Policy” has the meaning specified in Section 5.04(c).

“DSAQ Disclosure Schedules” means the disclosure schedules to this Agreement delivered to PubCo by DSAQ contemporaneously with the execution of this Agreement.

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“DSAQ Financial Statements” has the meaning specified in Section 4.07(d).

“DSAQ Fundamental Representations” means the representations and warranties specified in Section 4.01 (Corporate Organization), Section 4.02 (Due Authorization), Section 4.04 (Capitalization) (other than the first sentence of Section 4.04(a)) and Section 4.19 (Brokers).

“DSAQ Group” has the meaning specified in Section 10.18(a).

“DSAQ Material Adverse Effect” means any change, event, occurrence or effect that, individually or when aggregated with other changes, events, occurrences or effects, has had or would reasonably be expected to have a material adverse effect on (a) the condition (financial or otherwise), assets, liabilities, business or results of operations of DSAQ, taken as a whole, or (b) the ability of DSAQ to timely perform any of its or their respective covenants or obligations under this Agreement or any Transaction Document or to consummate the Transactions; provided, however, that none of the following (or the effect of any of the following) shall be taken into account in determining whether a DSAQ Material Adverse Effect has occurred or would reasonably be expected to occur with respect to clause (a) above: any change, event, effect, state of facts or occurrence arising from or related to (i) the matters described in clauses (i) through (ix) of the definition of Blade Group Material Adverse Effect (which shall apply as to DSAQ, mutatis mutandis) or (ii) the consummation and effects of any DSAQ Stockholder Redemption.

“DSAQ Material Contract” has the meaning specified in Section 4.11(a).

“DSAQ Preferred Shares” means the convertible preferred shares of DSAQ issued pursuant to the Antara Subscription Agreement.

“DSAQ Recommendation” has the meaning specified in the Recitals hereto.

“DSAQ Related Party” has the meaning specified in Section 4.16.

“DSAQ SEC Reports” has the meaning specified in Section 4.06.

“DSAQ Share Consideration” has the meaning specified in Section 2.01(b)(vi)(2).

“DSAQ Shares” means, collectively, the DSAQ Class A Shares, the DSAQ Class B Shares and DSAQ Preferred Shares.

“DSAQ Stockholder Redemptions” means the right of the holders of DSAQ Class A Shares to redeem all or a portion of their DSAQ Class A Shares in connection with the Merger as set forth in DSAQ’s Governing Documents.

“DSAQ Transaction Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, and that are due and payable (and not otherwise expressly allocated to the Blade Group pursuant to the terms of this Agreement or any other Transaction Document) by, DSAQ and/or Sponsor in connection with the negotiation, preparation or execution of this Agreement, any other Transaction Document or the definitive documentation with respect to the IPO or other prospective business combination transactions, the performance of its covenants or agreements in this Agreement or any other

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Transaction Document or the consummation of the Transactions or the IPO (including any deferred underwriter fees), including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, placement agents or other agents or service providers of DSAQ and/or Sponsor and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to DSAQ pursuant to this Agreement or any other Transaction Document. Notwithstanding the foregoing or anything to the contrary herein, DSAQ Transaction Expenses shall not include any Blade Group Transaction Expenses.

“DSAQ Units” means the units issued in the IPO consisting of one (1) DSAQ Class A Share and one-half (1/2) of a Public Warrant.

“DSAQ Warrant Agreement” means that certain Warrant Agreement, dated as of September 23, 2021, by and between DSAQ and Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as the warrant agent and the transfer agent.

“DSAQ Warrant Amendment” has the meaning specified in Section 7.04(b).

“DSAQ Warrants” means, collectively, the Private Placement Warrants and the Public Warrants.

“Effective Time” has the meaning specified in Section 2.01(b)(ii).

“Ellenoff” has the meaning specified in Section 10.18(b).

“Ellenoff Privileged Communications” has the meaning specified in Section 10.18(b).

“Employee Notice Layoff Laws” has the meaning specified in Section 3.12(b).

“Enforceability Exceptions” has the meaning specified in Section 3.10(b).

“Environmental Laws” means any and all Laws, as enacted and in effect on the Closing Date, relating to pollution or protection of the environment (including natural resources), including the use, storage, emission, disposal or release of, or exposure to, Hazardous Materials.

“Equity Securities” with respect to any Person means, (a) any shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interest in, such Person, (b) any securities of such Person convertible into or exchangeable for cash or shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person, (c) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any shares of capital or capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person, (d) any restricted shares, stock appreciation rights, restricted units, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital or capital stock or other voting securities of, other ownership interests in, or any business, products or assets of, such Person, and (e) any securities issued or issuable with respect to the securities or interests referred to in clauses (a) through (d) above in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

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“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which together with any member of the Blade Group would at any relevant time be treated as a “single employer” under Section 414(b), (c), (m), or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Extension” has the meaning specified in Section 7.09.

“Extension Proxy Statement” has the meaning specified in Section 7.09.

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder.

“Financial Statements” has the meaning specified in Section 3.06(a).

“First Measurement Period” means the 12 month period ending on the final day of the month in which the second anniversary of the Closing occurs.

“First Measurement Period Consolidated Revenue” means the amount of consolidated revenues of the PubCo and its Subsidiaries, on a consolidated basis, for the First Measurement Period, as certified by PubCo’s independent auditors, subject to the qualification that the amount of such consolidated revenue has not been audited, within 30 days after the end of the First Measurement Period.

“Formation Consideration” means $618,864.

“Formation Date” means, with respect to any member of the Blade Group, the date of formation of such entity under the laws of its jurisdiction of formation.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation, the “Governing Documents” of an Irish private limited company are its memorandum and articles of association, the “Governing Documents” of an Indian company are its certificate of incorporation, articles and memorandum of association, and with respect to an Indian company incorporated in Gujarat International Finance Tec-City, in addition to that applicable to an Indian company, the certificate of registration for commencing business issued by the International Financial Services Centres Authority, and the “Governing Documents” of an Indian limited liability partnership are its certificate of incorporation and limited liability partnership agreement.

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“Governmental Authority” means any (a) federal, state, national, provincial, local, municipal, foreign, domestic or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, stock exchange or taxing authority or power of any nature, including any arbitrator or arbitral tribunal or body (public or private).

“Governmental Order” means any writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree or other similar determination or finding entered, issued or rendered by any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, classified or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” under applicable Environmental Laws due to its dangerous or deleterious properties or characteristics, including petroleum, petroleum by-products, asbestos, per- or polyfluoroalkyl substances or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Hunch” has the meaning specified in the Preamble hereto.

“Hunch PIPE Investment” has the meaning specified in the Recitals hereto.

“Hunch Reorganization” has the meaning specified in Section 3.25.

“Hunch Subscription Agreement” has the meaning specified in the Recitals hereto.

“Incentive Equity Plan” has the meaning specified in Section 5.08.

“Indebtedness” means, with respect to any Person as of any time, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of, and other payment obligations for, borrowed money of such Person or indebtedness issued by such Person in substitution or exchange for borrowed money or payment obligations issued or incurred (in each case, other than indebtedness solely between or among such Person and its Subsidiaries), (b) amounts owing as deferred purchase price for property or services, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, in each case, of such Person, (d) all obligations of such Person as lessee that are required to be capitalized in accordance with GAAP or Indian Accounting Standards, as applicable, (e) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (f) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (g) any unfunded or underfunded pension, deferred compensation, gratuity, provident fund, or similar types of Liabilities, (h) any unpaid paid-time-off, incentive or retention compensation or severance obligations (whether or not accrued), together with the employer portion of any payroll Taxes due on the foregoing amounts, computed as though all such amounts were due and payable

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as of the Closing, (i) guarantees, make whole agreements, hold harmless agreements or similar arrangement with respect to any amounts of all obligations of the type referred to in clauses (a) through (h) of this definition of any other Person, the payment of which such first Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations and (j) with respect to each of the foregoing, any accrued and unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations (including unreimbursed expenses or indemnification obligations for which a claim has been made); provided, however, that Indebtedness shall not include (i) accounts payable to trade creditors that are not past due and accrued expenses arising in the ordinary course of business consistent with past practice and (ii) Blade Group Transaction Expenses or DSAQ Transaction Expenses.

“IndiaCo” has the meaning specified in the Preamble hereto.

“IndiaCo Consideration” means $336,348.75.

“Indian Accounting Standards” means the Indian accounting standards as prescribed under the Companies (Indian Accounting Standards) Rules, 2015, as amended from time to time, and the other generally accepted accounting principles in India.

“Indian Foreign Exchange Control Laws” mean the Foreign Exchange Management Act, 1999, the rules and regulations framed thereunder, the circulars, directions and press notes issued by the Department for Promotion of Industry and Internal Trade, Government of India and/or by the Reserve Bank of India in relation to such act, rules and regulations, and the consolidated foreign direct investment policy issued by the Government of India, as may be amended, modified, supplemented or re-enacted from time to time.

“Intellectual Property” means all: (a) patents and patent applications, including provisional patent applications and similar filings, and all substitutions, divisions, continuations, continuations-in-part, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and all foreign equivalents of any of the foregoing (including certificates of invention and any applications therefor) (collectively, “Patents”), (b) trademarks, service marks, logos, trade dress, trade names and corporate names, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, and all applications, registrations, renewals and extensions of any of the foregoing (collectively, “Trademarks”), (c) copyrights, works of authorship and copyrightable works (including copyrights in Software), in each case, whether or not registered or published, all applications, registrations, reversions, extensions and renewals of any of the foregoing, and all moral rights, however denominated, (d) trade secrets and confidential information, rights to inventions (whether patentable or not), rights in Software, know-how, concepts, ideas, technology, data, databases and documentation thereof, (e) Internet domain names and social media handles, and (f) all other intellectual property rights of any kind or nature arising anywhere in the world.

“Interim Period” has the meaning specified in Section 5.01(a).

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“Interim Unaudited Financial Statements” has the meaning specified in Section 5.05(a).

“IP License Agreement” means that certain amended and restated license agreement, dated as of December 18, 2023, by and between Blade US and IndiaCo with respect to license of Licensed IP.

“IPO” means the initial public offering of DSAQ Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of DSAQ, dated as of September 23, 2021, and filed with the SEC on September 27, 2021.

“Irish Revenue” has the meaning specified in Section 7.06(a).

“Issued PubCo Securities” has the meaning specified in the Recitals hereto.

“IT Systems” means all computers, computer systems, servers, networks, network equipment, firmware, Software, hardware, information technology systems or infrastructure, electronic data processing systems, communication networks, interfaces, platforms, peripherals and data or information contained therein or transmitted thereby, and other information technology equipment, in each case, whether owned or used by or on behalf of the Blade Group.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Labor Agreement” has the meaning specified in Section 3.10(a)(xiii).

“Law” means any statute, law (including common law), act, code, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, subleased, licensed or similarly used or occupied by the Blade Group, together with all rights to the land, buildings, structures, improvements, fixtures or other interests in real property thereof.

“Leases” has the meaning specified in Section 3.16(b).

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law, Proceeding or Governmental Order and those arising under any Contract.

“Licensed IP” means all Intellectual Property (other than Owned IP) that is used, practiced or held for use or practice by the Blade Group, or otherwise necessary for the operation of the business of the Blade Group.

“Lien” means any mortgage, deed of trust, deed to secure debt, assignment of leases and/or rents, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, right of first offer, restriction, claim, charge, security interest, equitable interest, hypothecation, license, covenant not to assert, restriction on transfer, conditional sale or title retention agreement, title defect, encroachment or other survey defect, pre-emption, redemption, or any other similar lien or encumbrance.

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“Material Adverse Effect Notice” has the meaning specified in Section 6.06(b).

“Material Adverse Effect Notice Period” has the meaning specified in Section 6.06(b).

“Material Contracts” has the meaning specified in Section 3.10(a).

“Material Permits” has the meaning specified in Section 3.15.

“Measurement Period(s)” means the First Measurement Period, the Second Measurement Period and the Third Measurement Period.

“Measurement Period Shares” has the meaning specified in Section 2.05(b)(iii).

“Measurement Time” means 12:01 a.m., New York time, on the Closing Date.

“Merger” has the meaning specified in Section 2.01(b)(i).

“Merger Sub” has the meaning specified in the preamble hereto.

“Merger Sub Shares” has the meaning specified in Section 2.01(b)(iv).

“Money Laundering Laws” has the meaning specified in Section 3.09(h).

“Most Recent Balance Sheet” means the unaudited consolidated balance sheet of Blade India as of March 31, 2023.

“Multiemployer Plan” means any “multiemployer plan” (as defined in Section 3(37) of ERISA).

“Net Available Closing Cash” means, if a positive number, (a) the Working Capital of PubCo that remains available as of the Measurement Time, determined in accordance with GAAP, minus the aggregate amounts actually funded pursuant to the Bridge Investment.

“Nominee Shareholder” means Tejinder Pal Singh Bakhshi.

“Non-U.S. Benefit Plan” has the meaning specified in Section 3.11(a).

“Note Conversion” has the meaning specified in the Recitals.

“Note Conversion Shares” means the aggregate number and type of PubCo Preferred Shares into which the Convertible Notes are convertible pursuant to the terms of the Convertible Notes.

“NYSE Proposal” has the meaning specified in Section 7.04(b).

“Operator” means any non-scheduled air operator permit holders involved in the business and operations of members of the Blade Group in India.

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“Ordinary Shares” means the ordinary shares in the share capital of PubCo, with nominal value of €1.00 per share, and having the rights set out in the PubCo constitutional documentation at the relevant time of determination.

“Other Blade Group Financial Statements” has the meaning specified in Section 5.05(a).

“Outstanding DSAQ Expenses” has the meaning specified in Section 2.02(b)(i).

“Outstanding PubCo Expenses” has the meaning specified in Section 2.02(b)(ii).

“Owned IP” means all Intellectual Property that is owned or purported to be owned by the Blade Group, including all Registered Intellectual Property.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Blade Group.

“Parties” has the meaning specified in the preamble hereto.

“Party” has the meaning specified in the preamble hereto.

“Patents” has the meaning specified in the definition of “Intellectual Property”.

“PCAOB” has the meaning specified in Section 4.07(d).

“Per Share DSAQ Class A Common Consideration” has the meaning specified in Section 2.01(b)(vi)(2).

“Per Share DSAQ Class B Common Consideration” has the meaning specified in Section 2.01(b)(vi)(2).

“Per Share DSAQ Common Consideration” has the meaning specified in Section 2.01(b)(vi)(2).

“Per Share DSAQ Preferred Consideration” has the meaning specified in Section 2.01(b)(vi)(2).

“Permitted Financing” means a convertible debt or equity financing transaction consummated by and funded into PubCo or IndiaCo following the date of this Agreement and prior to the Closing, excluding the Note Conversion; provided, that (a) the capital raised in any such transaction(s) do not exceed the amount reasonably necessary to fund working capital and business requirements of the Blade Group during the Interim Period, and (b) the terms of such transaction(s) do not materially impair or interfere with the Transactions (including the U.S. Intended Tax Treatment) or the Blade Group’s ability to timely fulfill its obligations under this Agreement.

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“Permits” means, with respect to any Person, any license, approval, consent, registration, permit or certificate of authorization issued by, or otherwise granted by, any Governmental Authority to which or by which such Person is subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens arising or incurred in the ordinary course of business, and (i) that relate to amounts not yet due and payable or (ii) that are being contested in good faith through appropriate Proceedings and for which appropriate reserves for the amount being contested have been established in accordance with GAAP, (b) Liens arising or incurred under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Proceedings and for which appropriate reserves for the amount being contested have been established in accordance with GAAP, (d) non-monetary Liens of record affecting title to the Real Property (including easements, covenants, rights of way, survey defects and other title defects or non-monetary encumbrances) that do not and would not reasonably be expected to, individually or in the aggregate, prohibit or materially interfere with the use or occupancy of such Real Property (or the value of the Owned Real Property) or the business of the Blade Group conducted thereon, (e) Liens in respect of any obligations as lessee under capitalized leases, (f) rights, interests, Liens or titles of, or through, a licensor, sublicensor, licensee, sublicensee, lessor or sublessor under any license, lease or other similar agreement or in the property being leased or licensed that do not and would not reasonably be expected to, individually or in the aggregate, prohibit or materially interfere with the use or occupancy of such Real Property or the business of the Blade Group, (g) with respect to any Leased Real Property, zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use or occupancy of, or materially impair the value of, such Leased Real Property, and in each case which are not violated by the current use or occupancy of such Leased Real Property or the operation of the business of the Blade Group conducted thereon, (h) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business and (i) transfer restrictions under the Governing Documents of the members of the Blade Group; provided, in each case, that such Liens do not impair or materially delay the consummation of the Transactions.

“Person” means any individual, firm, corporation, exempted company, partnership, exempted limited partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means any information that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked with, directly or indirectly, a particular consumer or household, or that is otherwise defined as “personal information,” “personal data,” “personally identifiable information” or a similar term under any applicable Law.

“PIPE Investment” has the meaning specified in the Recitals hereto.

“PIPE Investors” has the meaning specified in the Recitals hereto.

“PIPE Subscription Agreement” has the meaning specified in the Recitals hereto.

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“Pre-Closing DSAQ Holders” means the holders of DSAQ Shares as of any specified time prior to the Effective Time.

“Pre-Closing Reorganization” has the meaning specified in Section 5.07.

“Pre-Closing Reorganization Consideration” means (a) a number of fully-paid and non-assessable PubCo Class A Ordinary Shares equal to (i) the PubCo Class A Equity Value divided by (ii) $10.00 and (b) a number of fully-paid and non-assessable PubCo Class B Ordinary Shares equal to (i) the PubCo Class B Equity Value divided by (ii) $10.00.

“Press Note 3” has the meaning specified in Section 4.03(c).

“Principal Shareholder” has the meaning specified in the Preamble hereto.

“Principal Shareholder Support Agreement” has the meaning specified in the Recitals hereto.

“Principal Shareholder Written Consent” has the meaning specified in the Recitals hereto.

“Privacy Laws” means any and all applicable Laws, legal requirements and self-regulatory guidelines relating to the receipt, collection, compilation, use, storage (including storage location), processing, protection, privacy, sharing, safeguarding, disposal, destruction, disclosure, transfer (including cross-border) or security (both technical and physical) of Personal Information and any and all applicable Laws governing or related to Processing of Personal Information, breach notification, marketing or the use of biometric identifiers.

“Private Placement Warrants” means the Private Placement Warrants as defined in the DSAQ Warrant Agreement.

“Pro Rata Portion” means, with respect to a holder of a CVR, a fraction, expressed as a percentage, (i) the numerator of which is 1 and (ii) the denominator of which is the total number of DSAQ Class A Shares, DSAQ Class B Shares and DSAQ Warrants issued and outstanding as of immediately prior to the Closing. For the avoidance of doubt, if the DSAQ Warrant Amendment is approved by the holders of DSAQ Warrants, then the denominator shall be equal to the total number of DSAQ Class A Shares and DSAQ Class B Shares issued and outstanding as of immediately prior to the Closing after giving effect to the conversion of the DSAQ Warrants contemplated by the DSAQ Warrant Amendment. Notwithstanding the foregoing, if a holder of a CVR becomes entitled to a Pro Rata Portion of PubCo Class A Ordinary Shares pursuant to the terms of this Agreement and the CVR Agreement, then the aggregate number of PubCo Class A Ordinary Shares issuable to such holder, with respect to all CVRs held by such holder in the aggregate, shall be rounded down to the nearest whole PubCo Class A Ordinary Share.

“Proceeding” means any lawsuit, litigation, action, audit, examination or investigation, inquiry, hearing, claim, complaint, charge, proceeding, suit, mediation or arbitration (in each case, whether civil, criminal or administrative and whether public or private), including, without limitation, matters with respect to condemnation, expropriation or other proceeding in eminent domain.

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“Process”, “Processed” or “Processing” means, with respect to any information (including Personal Information) or IT Systems, any operation or set of operations performed on any such information, or IT System, including access, collection, use, processing, storage, transfer, sale, sharing, disclosure, destruction, modification, security, or disposal of any data.

“PubCo” has the meaning specified in the preamble hereto.

“PubCo Board” has the meaning specified in the Recitals hereto.

“PubCo Class A Equity Value” means the sum of (a) $90,000,000, plus (b) the Net Available Closing Cash.

“PubCo Class A Ordinary Shares” means the Class A Ordinary Shares in the share capital of PubCo, with nominal value of $0.0001 per share, and having the rights set out in the PubCo New Articles of Association at the relevant time of determination.

“PubCo Class B Equity Value” means $60,000,000.

“PubCo Class B Ordinary Shares” means the Class B Ordinary Shares in the share capital of PubCo, with nominal value of $0.0001 per share, and having the rights set out in the PubCo New Articles of Association at the relevant time of determination, including ten (10) votes per share and features with respect to the cessation of economic rights upon failure to satisfy a Triggering Event.

“PubCo Closing Statement” has the meaning specified in Section 2.02(b)(ii).

“PubCo New Articles of Association” has the meaning specified in Section 5.07.

“PubCo Ordinary Shares” means the PubCo Class A Ordinary Shares and the PubCo Class B Ordinary Shares.

“PubCo Preferred Shares” means the convertible preferred shares of PubCo, which shall have identical terms and conditions as the DSAQ Preferred Shares.

“PubCo Private Placement Warrants” mean, unless otherwise amended by the DSAQ Warrant Amendment, the Private Placement Warrants assumed by PubCo at the Effective Time pursuant to the PubCo Warrant Agreement and Section 2.01(b)(vi)(3), each of which shall represent the right to subscribe (a) one (1) PubCo Class A Ordinary Share and (b) one (1) CVR I, one (1) CVR II and one (1) CVR III, in the same form and on the same terms and conditions (including the same exercise price of $11.50) as the applicable Private Placement Warrant.

“PubCo Public Warrants” mean, unless otherwise amended by the DSAQ Warrant Amendment, the Public Warrants assumed by PubCo at the Effective Time pursuant to the PubCo Warrant Agreement and Section 2.01(b)(vi)(3), each of which shall represent the right to subscribe for (a) one (1) PubCo Class A Ordinary Share and (b) one (1) CVR I, one (1) CVR II and one (1) CVR III, in the same form and on the same terms and conditions (including the same exercise price of $11.50) as the applicable Public Warrant.

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“PubCo Warrant Agreement” means, if applicable, that certain Warrant Assignment and Assumption Agreement, to be dated as of the Closing Date, by and between DSAQ, PubCo and Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as the warrant agent (and in a form reasonably acceptable to such Persons), with respect to the PubCo Warrants.

“PubCo Warrants” means, if applicable, collectively, the PubCo Private Placement Warrants and the PubCo Public Warrants.

“Public Warrants” means the Public Warrants as defined in the DSAQ Warrant Agreement.

“Redeeming Stockholder” means a holder of DSAQ Shares who demands that DSAQ redeem its DSAQ Class A Shares for cash in connection with the Merger and in accordance with DSAQ’s Governing Documents.

“Registered Intellectual Property” has the meaning specified in Section 3.17(a).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement/Proxy Statement” means a registration statement on Form F-4 relating to the Transactions and containing a proxy statement of DSAQ.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors and consultants of such Person.

“Required DSAQ Stockholder Approval” means the approval, at the Special Meeting where a quorum is present, of the Business Combination Proposal, by the vote of the holders of a majority of the outstanding DSAQ Shares entitled to vote thereon.

“Required Principal Shareholder Approval” has the meaning specified in the Recitals hereto.

“Sanctions and Trade Control Laws” means to the extent applicable to the Blade Group (a) export controls, including the U.S. Export Administration Regulations, (b) economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations and any other jurisdiction applicable to the operations of the Blade Group, (c) customs and import Laws and regulations, including Title 19 of the Code of Federal Regulations and the associated statutes or (d) the anti-boycott Laws administered by the U.S. Department of Commerce and the Department of Treasury.

“Schedules” means the Blade Group Disclosure Schedules and/or the DSAQ Disclosure Schedules, as the context requires.

“SEC” means the United States Securities and Exchange Commission.

“Second Measurement Period” means the 12 month period ending on the final day of the month in which the third anniversary of the Closing occurs.

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“Second Measurement Period Consolidated Revenue” means the amount of consolidated revenues of the PubCo and its Subsidiaries, on a consolidated basis, for the Second Measurement Period, as certified by PubCo’s independent auditors, subject to the qualification that the amount of such consolidated revenue has not been audited, within 30 days after the end of the Second Measurement Period.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws and the rules and regulations promulgated thereunder.

“Share Acquisition Consideration” means $213,650.21.

“Signing Filing” has the meaning specified in Section 7.07(e).

“Signing Press Release” has the meaning specified in Section 7.07(e).

“Slump Sale Consideration” means $103,595.36.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) documentation including user manuals and other training documentation relating to any of the foregoing.

“Special Meeting” has the meaning specified in Section 7.04(b).

“Sponsor” has the meaning specified in the Recitals hereto.

“Sponsor Support Agreement” has the meaning specified in the Recitals hereto.

“Statutory Plans” has the meaning specified in the definition of “Benefit Plan”.

“Stock Exchange” means the New York Stock Exchange, New York Stock Exchange American, Nasdaq Stock Market or any other national securities exchange provided, in each case, such exchange is a recognized stock exchange for the purposes of Section 90 of the Stamp Duties Consolidation Act, 1999 of Ireland.

“Subsidiary” means, with respect to a Person, any corporation (including a limited liability company, an exempted limited partnership or a partnership), exempted company or other organization, whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests, having by their terms ordinary voting power to elect a majority of the board of directors, or board of managers (as the case may be) or others performing similar functions with respect to such corporation, exempted company or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

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“Surviving SPAC” has the meaning specified in Section 2.01(b)(i).

“Surviving SPAC Share” means a share of common stock, par value $0.0001 per share, of the Surviving SPAC.

“Tax” means any U.S. federal, state, provincial, territorial, local, non-U.S. and other net income tax, alternative or add-on minimum tax, base erosion minimum tax, franchise tax, gross income, or gross receipts tax, employment related tax (including employee withholding, employer payroll tax or social security contributions), ad valorem, transfer, franchise, license, excise, escheat and unclaimed property, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs duties and sales or use tax or other tax or like assessment, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, election, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Termination Date” has the meaning specified in Section 9.01(d).

“Third Measurement Period” means the 12 month period ending on the final day of the month in which the fourth anniversary of the Closing occurs.

“Third Measurement Period Consolidated Revenue” means the amount of consolidated revenues of the PubCo and its Subsidiaries, on a consolidated basis, for the Third Measurement Period, as certified by PubCo’s independent auditors, subject to the qualification that the amount of such consolidated revenue has not been audited, within 30 days after the end of the Third Measurement Period.

“Trademarks” has the meaning specified in the definition of “Intellectual Property”.

“Transaction Conditions” means the conditions specified in Article VIII of this Agreement.

“Transaction Documents” means this Agreement, the Certificate of Merger, the Principal Shareholder Support Agreements, the Sponsor Support Agreement, the Antara Subscription Agreement, the Hunch Subscription Agreement, the PIPE Subscription Agreements, the Convertible Notes, the Registration Rights Agreement, the PubCo New Articles of Association, the CVR Agreement, the definitive documentation with respect to the Hunch Reorganization and the Pre-Closing Reorganization, and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Proposals” has the meaning specified in Section 7.04(b).

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including the Merger, the Note Conversion and the Pre-Closing Reorganization.

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“Transfer” means offer for sale, sell (including short sales), transfer, tender, pledge, convert, encumber, assign, or otherwise dispose of (including by gift, merger, demerger, tendering into any tender offer, distribution, redemption, repurchase or exchange offer or otherwise).

“Transfer Taxes” has the meaning specified in Section 7.06(a).

“Transhermes” means Transhermes Aero IFSC Private Limited, a wholly owned subsidiary of Blade India incorporated in Gujarat International Finance Tec-City under the (Indian) International Financial Services Centres Authority Act, 2019.

“Transhermes Lease Deed” means the sub-lease deed dated February 17, 2022, by and between Transhermes and Volupia pursuant to rights available to Volupia under the Volupia Lease Deed.

“Treasury Regulations” means the regulations promulgated under the Code.

“Triggering Event” means each of Triggering Event I, Triggering Event II and Triggering Event III.

“Triggering Event I” shall occur if the First Measurement Period Consolidated Revenue is equal to or greater than $50 million.

“Triggering Event I Shares” has the meaning specified in Section 2.05(b)(i).

“Triggering Event II” shall occur if the Second Measurement Period Consolidated Revenue is equal to or greater than $142 million.

“Triggering Event II Shares” has the meaning specified in Section 2.05(b)(ii).

“Triggering Event III” shall occur if the Third Measurement Period Consolidated Revenue is equal to or greater than $263 million.

“Triggering Event III Shares” has the meaning specified in Section 2.05(b)(iii).

“Trust Account” has the meaning specified in Section 4.05.

“Trust Agreement” has the meaning specified in Section 4.05.

“Trustee” has the meaning specified in Section 4.05.

“U.S. Intended Tax Treatment” has the meaning specified in the Recitals hereto.

“VAT” means (a) any indirect Tax imposed in compliance with the Council Directive of November 28, 2006 on the common system of value-added Tax (EC Directive 2006/112) or (b) any indirect Tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such Tax referred to in clause (a) above, or imposed elsewhere, including any interest, penalty or addition thereto.

“Volupia” means Volupia Developers Private Limited.

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“Volupia Lease Deed” means the lease deed dated December 5, 2017, executed by GIFT SEZ in favor of Volupia.

“Willful Breach” means a Party’s knowing and intentional material breach of any of its representations or warranties set forth in this Agreement, or such Party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement.

“Withholding Party” has the meaning specified in Section 2.03.

“Working Capital” means (i) the current assets of PubCo and its Subsidiaries (including unrestricted cash), taken as a whole, less (ii) the sum of (a) the current liabilities of PubCo and its Subsidiaries, taken as a whole, and (b) long-term Indebtedness for borrowed money of PubCo and its Subsidiaries incurred after the date of this Agreement, taken as a whole, calculated in a manner consistent with the working capital schedule delivered to DSAQ prior to the date hereof.

Section 1.02 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule,” “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive and (vii) the phrase “to the extent” means the degree to which a thing extends (rather than if).

(b) When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of the referenced business consistent with past practice.

(c) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(d) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(e) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

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(f) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g) References to “$” or “dollar” or “US$” shall be references to United States dollars. Certain “$” or “dollar” or “US$” amounts contained herein may refer to the approximate equivalent amount of United States dollars based on recent exchange rates from Indian rupees to United States dollars.

(h) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(i) The phrases “provided to,” “furnished to,” “made available to” and phrases of similar import when used herein, unless the context otherwise requires, mean that a copy of the information or material referred to has been provided no later than 5:00 p.m., New York Time, two (2) Business Days prior to the date of this Agreement to the Party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Principal Shareholders or an Affiliate thereof in connection with this Agreement or (ii) by delivery to such Party and its legal counsel via electronic mail.

(j) When used herein with respect to an entity formed under the laws of India, such entity will be deemed to be “wholly owned” notwithstanding the fact that, in conformity with the requirements under Indian law, a nominee of such entity’s parent entity may hold a single share of such “wholly owned” entity’s Equity Securities; provided, that such nominee is not, by virtue of its ownership of such Equity Security or otherwise, entitled to participate in the profits (other than on a nominal basis), or direct the management or governing body, of such “wholly owned” entity.

Section 1.03 Knowledge. As used herein, the phrase “knowledge” means the actual knowledge, after due inquiry, of (a) in the case of the Blade Group, (i) Amit Dutta (ii) Rajeev Verma, (iii) Payal Satish, (iv) Kunal Sanghani, (v) Col. Vijay Chandrachud, (vi) Col. VD Singh, (vii) Sanjeev Paswan, and (viii) Deepika Sharma and (b) in the case of DSAQ, (i) Dave Wentz and (ii) Mike Lohner.

Section 1.04 Equitable Adjustments. Except for the Pre-Closing Reorganization (in accordance with the terms herein), if, between the date of this Agreement and the Closing, the outstanding DSAQ Shares or shares of PubCo shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares or any similar event shall have occurred (other than any event expressly contemplated by this Agreement), or if there shall have been any breach of this Agreement by DSAQ with respect to its Equity Securities or rights to issue Equity Securities, or by the Principal Shareholders or any member of the Blade Group with respect to Equity Securities of PubCo or rights to issue such Equity Securities, then any number, value (including dollar value) or amount contained herein that is based upon the number of Equity Securities of DSAQ or Equity Securities of PubCo (including, for the avoidance of doubt, the DSAQ Share Consideration) shall be equitably adjusted to provide the Principal Shareholders and the holders of DSAQ Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit any Party to take any action with respect to their respective securities or otherwise that is prohibited by the terms and conditions of this Agreement.

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ARTICLE II

THE MERGER AND RELATED TRANSACTIONS; CLOSING

Section 2.01 The Transactions.

(a) Pre-Closing Reorganization Consideration. Prior to the Closing and in connection with Merger, and as part of the Pre-Closing Reorganization, PubCo shall effectuate a reverse share split in accordance with the transaction steps set forth on Exhibit C with respect to the authorized issued and unissued PubCo Ordinary Shares such that the number of PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares issued and outstanding, on a fully-diluted, as converted and as exercised basis, is equal to the Pre-Closing Reorganization Consideration.

(b) Merger.

(i) Merger. On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, at the Effective Time, Merger Sub shall merge with and into DSAQ (the “Merger”) and the separate corporate existence of Merger Sub shall thereupon cease. DSAQ shall survive the Merger (the “Surviving SPAC”) as a wholly owned Subsidiary of PubCo.

(ii) Effective Time. At the Closing, the Parties shall cause a certificate of merger, in a form reasonably satisfactory to PubCo and DSAQ (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Merger shall become effective on the date and time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and/or time as is agreed by PubCo and DSAQ and specified in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

(iii) Effect of the Merger. The Merger shall have the effects set forth in Section 251 of the DGCL and Section 18-209 of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of DSAQ and Merger Sub shall vest in the Surviving SPAC and all debts, liabilities, obligations and duties of DSAQ and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving SPAC, in each case, in accordance with the DGCL and the DLLCA.

(iv) Merger Sub Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub (collectively, the “Merger Sub Shares”) issued and outstanding as of immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted (in exchange for the cancellation of the capital stock of Merger Sub and the funding of the DSAQ Share Consideration) into one (1) newly issued Surviving SPAC Share.

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(v) Surviving SPAC Governance. At the Effective Time, the Governing Documents of Merger Sub shall be the Governing Documents of the Surviving SPAC, in each case, until thereafter changed or amended as provided therein or by applicable Law. At the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving SPAC, each to hold office in accordance with the Governing Documents of the Surviving SPAC until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(vi) Effect of the Merger on Securities of DSAQ.

(1) DSAQ Units. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each issued and outstanding DSAQ Unit shall be automatically separated and the holder thereof shall be deemed to hold one (1) DSAQ Class A Share and one-half (1/2) of a Public Warrant, which underlying securities shall be converted or assumed, as applicable, in accordance with the applicable terms of Section 2.01(b)(vi)(2) and Section 2.01(b)(vi)(3), respectively.

(2) DSAQ Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each DSAQ Share issued and outstanding as of immediately prior to the Effective Time (other than those described in Section 2.01(b)(vi)(3)) shall be automatically cancelled and extinguished and converted into the right to receive: (A) with respect to each DSAQ Class A Share, one (1) PubCo Class A Ordinary Share and one (1) CVR I, one (1) CVR II and one (1) CVR III (collectively, the “Per Share DSAQ Class A Common Consideration”), (B) with respect to each DSAQ Class B Share, one (1) PubCo Class A Ordinary Share and one (1) CVR I, one (1) CVR II and one (1) CVR III (the “Per Share DSAQ Class B Common Consideration”, and together with the Per Share DSAQ Class A Common Consideration, the “Per Share DSAQ Common Consideration”) and (C) with respect to each DSAQ Preferred Share, one (1) PubCo Preferred Share (the “Per Share DSAQ Preferred Consideration” and all Per Share DSAQ Common Consideration and Per Share DSAQ Preferred Consideration issued to holders of DSAQ Shares in connection with the Merger, collectively, the “DSAQ Share Consideration”). From and after the Effective Time, the holder(s) of Certificates, if any, evidencing ownership of DSAQ Shares or DSAQ Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or under applicable Law.

(3) DSAQ Warrants. At the Effective Time, unless otherwise amended by the DSAQ Warrant Amendment, without any action on the part of any Party or any other Person, each DSAQ Warrant that is outstanding immediately prior to the Effective Time shall remain outstanding but shall be assumed by PubCo and automatically adjusted to become (A) with respect to each Public Warrant, one (1) PubCo Public Warrant and (B) with respect to each Private Placement Warrant, one (1) PubCo Private Placement Warrant. The PubCo Public Warrants and PubCo Private Placement Warrants, respectively, shall be subject to substantially the same terms and conditions set forth in the Public Warrant or Private Placement Warrant, as applicable, immediately prior to the

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Effective Time, except that each such warrant shall be exercisable (or will become exercisable in accordance with their terms) for (i) one PubCo Class A Ordinary Share and (ii) one (1) CVR I, one (1) CVR II and one (1) CVR III, in lieu of DSAQ Class A Shares (subject to the PubCo Warrant Agreement). At or prior to the Effective Time, PubCo shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the PubCo Warrants remain outstanding, a sufficient number of PubCo Class A Ordinary Shares for delivery or issuance upon the exercise of such PubCo Warrants. From and after the Effective Time, the holders of DSAQ Warrants prior to the Effective Time shall cease to have any rights with respect to such warrants except as otherwise provided herein or under applicable Law.

(4) Cancellation of Treasury Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each DSAQ Share held immediately prior to the Effective Time by DSAQ in treasury shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

(5) Stock Transfer Books. At the Effective Time, the stock transfer books of DSAQ shall be closed and no Transfer of DSAQ Units, DSAQ Shares or DSAQ Warrants shall be made thereafter.

Section 2.02 Closing.

(a) On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place electronically by the mutual exchange of electronic signatures (including portable document format (.PDF)) (a) as promptly as practicable (and in any event no later than 9:00 a.m., New York time, on the third Business Day) following the satisfaction or (to the extent permitted by applicable Law) waiver of the Transaction Conditions (other than any Transaction Conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of such Transaction Conditions at the Closing) or (b) at such other place, time or date as the Parties may agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

(b) Closing Statements.

(i) DSAQ Closing Statement. At least three (3) Business Days prior to the Closing Date, DSAQ shall prepare and deliver to PubCo a written statement (the “DSAQ Closing Statement”) setting forth its good faith estimate and calculation of all unpaid fees and disbursements in respect of DSAQ Transaction Expenses (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding DSAQ Expenses”). The DSAQ Closing Statement and each component thereof shall be prepared and calculated in accordance with the definitions contained in this Agreement. From and after delivery of the DSAQ Closing Statement and through the Closing Date, DSAQ shall (x) cooperate with and provide PubCo and its Representatives all information reasonably requested by PubCo or any of its Representatives and within DSAQ’s or its Representative’s possession or control in connection with PubCo’s review of the DSAQ Closing Statement and (y) consider in good faith any comments to the DSAQ Closing Statement provided by PubCo, and DSAQ shall revise such DSAQ Closing Statement to incorporate any changes DSAQ determines are necessary or appropriate given such comments.

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(ii) PubCo Closing Statement. On the date that is three (3) Business Days prior to the Closing Date, PubCo shall deliver to DSAQ a written statement (the “PubCo Closing Statement”) setting forth (A) its good faith estimate or calculation of (1) all unpaid fees and disbursements in respect of Blade Group Transaction Expenses (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding PubCo Expenses”) and (2) the Net Available Closing Cash, and (B) (1) the issued and outstanding Equity Securities of PubCo following the Closing, (2) the number of PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares held by each holder of Equity Securities of PubCo as of immediately following the Pre-Closing Reorganization, and (3) any related items agreed upon by the Parties. Following DSAQ’s receipt of the PubCo Closing Statement and through the Closing Date, DSAQ shall have the right to review and comment on such calculations and estimates. PubCo shall consider and reflect in good faith any such comments made by DSAQ, and PubCo and DSAQ shall cooperate with each other through the Closing Date and use good faith efforts to resolve any differences regarding the calculation of the items set forth on the PubCo Closing Statement (and any updates or revisions as may be agreed to by PubCo and DSAQ shall be included in the PubCo Closing Statement). PubCo shall, and shall cause its Representatives to, (A) reasonably cooperate with DSAQ and its Representatives to the extent related to DSAQ’s review of the PubCo Closing Statement and the calculations and estimates contained therein (including engaging in good faith discussions related thereto) and (B) provide access to personnel, books, records and other information during normal business hours to the extent related to the preparation of the PubCo Closing Statement and reasonably requested by DSAQ or its Representatives in connection with such review; provided, that DSAQ shall not, and shall cause its Representatives to not, unreasonably interfere with the normal operation of PubCo or any other member of the Blade Group in connection with any such access.

Section 2.03 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, DSAQ, Merger Sub, IndiaCo, PubCo, the Surviving SPAC and their respective Affiliates, and any applicable withholding agent (each, a “Withholding Party”) shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under applicable Law; provided, that if any Withholding Party determines that any amounts payable pursuant to this Agreement is subject to deduction and/or withholding (other than any withholding required in respect of compensatory amounts or amounts paid to a public shareholder of any of the Parties), then such Withholding Party shall (a) provide notice to such Person as soon as reasonably practicable after such determination and (b) cooperate with such Person to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Governmental Authority.

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Section 2.04 Fractional Shares. Notwithstanding anything to the contrary contained herein, no fraction of a PubCo Ordinary Share will be issued, and, if applicable, no fraction of a PubCo Warrant will be assumed, by PubCo by virtue of this Agreement or the Transactions, and each Person who would otherwise (x) be entitled to a fraction of a PubCo Ordinary Share (after aggregating all fractional PubCo Ordinary Shares that would otherwise be received by such Person) shall instead have the number of PubCo Ordinary Shares issued to such Person rounded down in the aggregate to the nearest whole PubCo Ordinary Share and (y) hold a fraction of a PubCo Warrant (after aggregating all fractional PubCo Warrants that would otherwise be received by such Person) shall instead have the number of PubCo Warrants held by such Person rounded down in the aggregate to the nearest whole PubCo Warrant.

Section 2.05 PubCo Class B Ordinary Share Consideration and Redesignation to PubCo Class A Ordinary Shares.

(a) PubCo Class B Ordinary Shares Generally. By virtue of each Principal Shareholder’s execution of the Principal Shareholder Support Agreement, the Principal Shareholders have agreed that, in connection with the Pre-Closing Reorganization, a portion of the Pre-Closing Reorganization Consideration held by the Principal Shareholders and any other holder of Equity Securities of PubCo as of immediately prior to the consummation of the Pre-Closing Reorganization (excluding Equity Securities issued or issuable pursuant to the Bridge Investment) will consist of the PubCo Class B Ordinary Shares in the amounts set forth on the PubCo Closing Statement. If the applicable Triggering Event does not occur during the applicable Measurement Period, all economic rights previously attributable to the PubCo Class B Ordinary Shares that are subject to such Measurement Period shall cease to apply with respect to such PubCo Class B Ordinary Shares (provided, for the avoidance of doubt, that such PubCo Class B Ordinary Shares shall retain the voting rights attributed to such PubCo Class B Ordinary Shares to the extent in accordance with the PubCo New Articles of Association). The PubCo Class B Ordinary Shares shall become redesignated as PubCo Class A Ordinary Shares (which shall be transferable (and the economic rights thereunder shall no longer be subject to forfeiture) in accordance with the PubCo New Articles of Association and pursuant to the terms of this Section 2.05). Any certificates representing the PubCo Class B Ordinary Shares shall bear a legend referencing that they are subject to restrictions on transfer pursuant to the provisions of this Agreement, and any transfer agent for PubCo Ordinary Shares will be given appropriate stop transfer orders that will be in effect until the applicable PubCo Class B Ordinary Shares become transferable pursuant to the terms of this Section 2.05.

(b) Transferability of PubCo Measurement Period Shares. The PubCo Class B Ordinary Shares shall become transferable (and the economic rights thereunder shall no longer be subject to forfeiture) as follows:

(i) upon the occurrence of Triggering Event I, (A) 2,000,000 of the PubCo Class B Ordinary Shares shall redesignate as PubCo Class A Ordinary Shares in the proportions set forth on the PubCo Closing Statement (the “Triggering Event I Shares”), and (B) thereafter, such PubCo Class A Ordinary Shares shall be transferable, in each case, in accordance with the PubCo New Articles of Association;

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(ii) upon the occurrence of Triggering Event II, (A) 2,000,000 of the PubCo Class B Ordinary Shares shall redesignate as PubCo Class A Ordinary Shares in the proportions set forth on the PubCo Closing Statement (the “Triggering Event II Shares”), and (B) thereafter, such PubCo Class A Ordinary Shares shall be transferable, in each case, in accordance with the PubCo New Articles of Association; and

(iii) upon the occurrence of Triggering Event III, (A) 2,000,000 of the PubCo Class B Ordinary Shares shall redesignate as PubCo Class A Ordinary Shares in the proportions set forth on the PubCo Closing Statement (the “Triggering Event III Shares” and, together with the Triggering Event I Shares and the Triggering Event II Shares, the “Measurement Period Shares”), and (B) thereafter, such PubCo Class A Ordinary Shares shall be transferable, in each case, in accordance with the PubCo New Articles of Association.

(c) Cessation of Economic Rights with respect to PubCo Class B Ordinary Shares.

(i) In the event that at the end of the First Measurement Period, Triggering Event I has not occurred, all rights with respect to dividends and distributions, rights on liquidation or dissolution and all other economic rights under the PubCo New Articles of Association attributable to the PubCo Class B Ordinary Shares shall cease to apply with respect to 2,000,000 PubCo Class B Ordinary Shares (in the proportions set forth on the PubCo Closing Statement); provided, for the avoidance of doubt, that such PubCo Class B Ordinary Shares shall retain the voting rights attributed to such PubCo Class B Ordinary Shares to the extent in accordance with the PubCo New Articles of Association.

(ii) In the event that at the end of the Second Measurement Period, Triggering Event II has not occurred, all rights with respect to dividends and distributions, rights on liquidation or dissolution and all other economic rights under the PubCo New Articles of Association attributable to the PubCo Class B Ordinary Shares shall cease to apply with respect to 2,000,000 PubCo Class B Ordinary Shares (in the proportions set forth on the PubCo Closing Statement); provided, for the avoidance of doubt, that such PubCo Class B Ordinary Shares shall retain the voting rights attributed to such PubCo Class B Ordinary Shares to the extent in accordance with the PubCo New Articles of Association.

(iii) In the event that at the end of the Third Measurement Period, Triggering Event III has not occurred, all rights with respect to dividends and distributions, rights on liquidation or dissolution and all other economic rights under the PubCo New Articles of Association attributable to the PubCo Class B Ordinary Shares shall cease to apply with respect to 2,000,000 PubCo Class B Ordinary Shares (in the proportions set forth on the PubCo Closing Statement); provided, for the avoidance of doubt, that such PubCo Class B Ordinary Shares shall retain the voting rights attributed to such PubCo Class B Ordinary Shares to the extent in accordance with the PubCo New Articles of Association.

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(d) The Measurement Period Shares shall be adjusted as appropriate to reflect any share splits, reverse share splits, share dividends, extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to PubCo Ordinary Shares occurring on or after the Closing (for the avoidance of doubt, other than any issuance of PubCo Class A Ordinary Shares pursuant to the CVRs). Share dividends shall include any dividend or distribution of securities convertible into PubCo Ordinary Shares. The adjustments made pursuant to this Section 2.05 shall be subject to the reasonable mutual agreement of PubCo and DSAQ.

(e) Notwithstanding anything to the contrary contained in this Agreement, PubCo Class B Ordinary Shares that become transferable in accordance with this Section 2.05 shall remain subject to any other conditions contained in any other agreements to which the holder is subject.

(f) The holder of a PubCo Class B Ordinary Share may not Transfer such PubCo Class B Ordinary Share unless and until such PubCo Class B Ordinary Share is redesignated as a PubCo Class A Ordinary Share in connection with the occurrence of Triggering Event I, Triggering Event II or Triggering Event III, as applicable, with respect to such PubCo Class B Ordinary Share (subject, in each case, to Section 2.05(e)). PubCo shall not, and shall cause its Subsidiaries not to, take or omit any action that has the specific intent of avoiding, reducing or preventing the achievement or attainment of any Triggering Event subject in all respects to any applicable Laws.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO THE BLADE GROUP

Except as set forth in the Blade Group Disclosure Schedules (but subject to the terms of Section 10.08), each member of the Blade Group hereby, jointly and severally, represents and warrants to DSAQ as follows:

Section 3.01 Corporate Organization; Due Authorization.

(a) Each member of the Blade Group is a corporation, exempted company, limited liability company, private limited company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation, incorporation or organization (as applicable). Each member of the Blade Group has the requisite corporate or other entity power and authority to own, operate and lease its properties, rights and assets and to conduct its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to be, individually or in the aggregate, material to the Blade Group. Each member of the Blade Group is duly licensed or qualified as a foreign corporation or other entity in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to the Blade Group.

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(b) Each of PubCo, IndiaCo, Blade India and Merger Sub has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each other Transaction Document to which it is a party or will be a party and to perform its obligations hereunder and thereunder and to consummate the Transactions and the Hunch Reorganization. Subject to the filing and effectiveness of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL and the DLLCA, the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the Transactions and the Hunch Reorganization have been duly authorized by all necessary corporate (or other similar) action on the part of each of PubCo, IndiaCo, Blade India and Merger Sub and no other Proceeding on the part of any of PubCo, IndiaCo, Blade India or Merger Sub is necessary to authorize this Agreement or such other Transaction Documents or performance by PubCo, IndiaCo, Blade India or Merger Sub hereunder or thereunder. This Agreement has been, and each other Transaction Document to which any of PubCo, IndiaCo, Blade India or Merger Sub will be party, shall be, duly and validly executed and delivered by PubCo, IndiaCo, Blade India or Merger Sub, respectively, and, assuming due authorization and execution by each other Party hereto and thereto, this Agreement constitutes, and each such other Transaction Document to which PubCo, IndiaCo, Blade India or Merger Sub, as applicable, will be party, shall constitute a legal, valid and binding obligation of PubCo, IndiaCo, Blade India or Merger Sub, as applicable, enforceable against PubCo, IndiaCo, Blade India or Merger Sub, as applicable, in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.02 Governing Documents.

(a) The copies of the Governing Documents of each member of the Blade Group as in effect on the date of this Agreement (a) have been previously made available by PubCo to DSAQ, (b) are true, correct and complete, (c) are in full force and effect and (d) have not been amended through the date of this Agreement.

(b) Each member of the Blade Group is and, since April 1, 2020, has been in compliance in all material respects with its Governing Documents. The books and records, including without any limitation the statutory books, minute books and statutory registers of the Blade Group are true, complete and correct in all material respects and have been maintained in accordance with the requirements of all applicable Laws in all material respects.

Section 3.03 Consents and Requisite Governmental Approvals; No Violations.

(a) No action by, notice, consent, approval, waiver or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of any member of the Blade Group with respect to the execution, delivery or performance by any of PubCo, IndiaCo, Blade India or Merger Sub of its obligations under this Agreement or the other Transaction Documents to which it is or will be party or the consummation of the Transactions and the Hunch Reorganization, except for (i) compliance with and filings under the HSR Act or under any applicable antitrust or other competition Laws of any non U.S. jurisdictions (collectively, “Foreign Antitrust Laws”), (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the other Transaction Documents or the Transactions and the Hunch

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Reorganization, (iii) such filings with and approvals of the applicable Stock Exchange to permit PubCo Class A Ordinary Shares and, if applicable, PubCo Warrants to be issued in accordance with this Agreement to be listed on such Stock Exchange, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL and the DLLCA or (v) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions and the Hunch Reorganization.

(b) Neither the execution nor delivery of this Agreement or any other Transaction Document to which PubCo, IndiaCo, Blade India or Merger Sub is or will be a party, the performance by PubCo, IndiaCo, Blade India or Merger Sub of its obligations hereunder or thereunder or the consummation of the Transactions and the Hunch Reorganization shall, directly or indirectly (with or without due notice or lapse of time or both), (i) result in a violation or breach of any provision of the Governing Documents of any member of the Blade Group, (ii) assuming compliance with the matters referred to in Section 4.03(a), result in a violation or breach of, or constitute a default or give rise to any right of termination, consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (x) any Material Contract to which any member of the Blade Group is a party; (y) any Material Permits set forth on Section 3.15 of the Blade Group Disclosure Schedules (or required to be set forth on Section 3.15 of the Blade Group Disclosure Schedules); or (z) any material Leases that any member of the Blade Group is a party or by which any of them or any of their respective assets or properties may be bound or affected, (iii) result in the creation of any Lien upon any of the properties, equity interests or assets of the Blade Group (other than any Permitted Lien) or (iv) violate, or constitute a breach under, any Data Privacy Requirement or any Governmental Order or applicable Law to which any member of the Blade Group and any of their respective properties or assets are subject or bound, except in the case of any of clauses (ii) and (iii) above, as would not reasonably be expected to (A) be, individually or in the aggregate, material to the Blade Group, or (B) prevent, materially delay or materially impair the consummation of the Transactions.

(c) To the knowledge of the Blade Group, the members of the Blade Group and the Principal Shareholders (to the extent of their direct or indirect shareholding in the Blade Group) are in compliance with the requirements of Press Note 3.

Section 3.04 Capitalization.

(a) Section 3.04(a) of the Blade Group Disclosure Schedules sets forth a true and complete statement of (a) the number, class or series (as applicable) and par value of all of the Equity Securities of each member of the Blade Group issued and outstanding and (b) the identity of the Persons that are the legal, record and beneficial owners thereof, in each case, as of the date of this Agreement. As of immediately prior to the Closing, following the consummation of the Pre-Closing Reorganization, the issued share capital of PubCo shall consist solely of 24,697,973 PubCo Class A Ordinary Shares with a nominal value of $0.0001 each, 16,465,315 PubCo Class B Ordinary Shares with a nominal value of $0.0001 each and 0 Deferred Shares with a nominal value of €1.00 each. As of the date of this Agreement, the applicable Persons set forth on Section 3.04(a) of the Blade Group Disclosure Schedules have good and valid title to all of the issued and outstanding Equity Securities of the members of the Blade Group as set forth on Section 3.04(a)

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of the Blade Group Disclosure Schedules. All of the issued and outstanding Equity Securities of the Blade Group (i) have been duly authorized and validly issued or transferred (as the case may be), including pursuant to payment of requisite stamp duties under applicable Laws, and are fully paid and nonassessable, (ii) were not issued or transferred (as the case may be) in violation of the Governing Documents of the Blade Group or any Contract to which any member of the Blade Group is party or bound, (iii) were not issued or transferred (as the case may be) in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, (iv) have been offered, transferred, sold and issued in compliance with applicable Law, including Securities Laws and (v) are free and clear of all Liens (other than transfer restrictions under applicable Securities Law). There are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, restricted stock units, performance stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any member of the Blade Group to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of such member of the Blade Group (or any other member of the Blade Group), other than as contemplated by the Transaction Documents and the Transactions. There are no voting trusts, proxies or other Contracts with respect to the voting or Transfer of any of the Equity Securities of the members of the Blade Group to which any member of the Blade Group is party or by which it is bound, other than as contemplated by the Transaction Documents and the Transactions.

(b) There are no outstanding bonds, debentures, notes or other Indebtedness of the Blade Group having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the holders of the Equity Securities of any member of the Blade Group may vote. Section 3.04(b) of the Blade Group Disclosure Schedules sets forth a list of all Indebtedness of the Blade Group for borrowed money as of the date of this Agreement, including, as applicable, the principal amount of such Indebtedness, the outstanding balance, and the debtor and the creditor thereof, as applicable.

(c) As of date of this Agreement, PubCo has entered into the Hunch Subscription Agreement with Hunch, pursuant to which, and on the terms and subject to the conditions of which, Hunch has agreed, in connection with the Transactions, to purchase PubCo Preferred Shares for an aggregate investment amount of $3,000,000. As of the date of this Agreement, the Hunch Subscription Agreement is in full force and effect with respect to, and binding on, PubCo and, to PubCo’s knowledge, on each other party thereto, in accordance with its terms.

Section 3.05 Subsidiaries.

Except for the Equity Securities of the members of the Blade Group set forth on Section 3.04(a) of the Blade Group Disclosure Schedules (and any changes to such Equity Securities expressly contemplated by the Pre-Closing Reorganization), no member of the Blade Group (i) owns, directly or indirectly, any ownership, equity, profits or voting interest in any Person, (ii) has any agreement or commitment to purchase any such interest (excluding, for the avoidance of doubt, in connection with the Transaction Documents and the Transactions, including the Pre-Closing Reorganization) or (iii) has agreed nor is obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof to make, any future investment in or capital contribution to any other entity (excluding, for the avoidance of doubt, in connection with the Transaction Documents and the Transactions, including the Pre-Closing Reorganization in accordance with the terms herein).

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Section 3.06 Financial Statements.

(a) Copies of the unaudited consolidated balance sheets of Blade India as of March 31, 2022 and March 31, 2023, and the related unaudited consolidated statements of comprehensive income and cash flows of Blade India for the years then ended, and the related notes and schedules thereto (collectively, the “Financial Statements,” each of which are attached as Section 3.06 of the Blade Group Disclosure Schedules) are true, correct and complete. Each of the Financial Statements (including the notes thereto) (i) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly presents, in all material respects, the financial position, results of operations and cash flows of Blade India and its Subsidiaries, as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein.

(b) The Blade Group maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) Since April 1, 2020, (i) Blade India has not been made aware or notified in writing of any “material weaknesses” or “significant deficiencies” in the system of internal accounting controls utilized by Blade India and (ii) Blade India has not received any written complaint, allegation, assertion or claim of fraud, whether or not material, that involves management or other employees of Blade India who have a significant role in the internal controls over financial reporting of Blade India.

Section 3.07 Undisclosed Liabilities. Except for Liabilities (a) reflected or reserved for on the Most Recent Balance Sheet, (b) incurred in the ordinary course of business since the date of the Most Recent Balance Sheet (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law other than, for the avoidance of doubt, any such Liabilities that would be covered by clause (d) of this Section 3.07), or (c) incurred in connection with the negotiation, preparation or execution of this Agreement, any other Transaction Document, the performance of their respective covenants or agreements in this Agreement or any other Transaction Document or the consummation of the Transactions, the Blade Group does not have any Liabilities that are required by GAAP to be set forth on a consolidated balance sheet of the Blade Group. No member of the Blade Group is a party to any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

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Section 3.08 Litigation. There are, and since April 1, 2020, there have been, no Proceedings pending or, to the Blade Group’s knowledge, threatened in writing against or involving (a) any member of the Blade Group, (b) any of the Blade Group’s material assets or properties (which, in all events, shall include all Owned Real Property and all Leased Real Property), or (c) any of the Blade Group’s managers, officers or directors or, to the Blade Group’s knowledge, any of the Blade Group’s employees (in each case, in their capacities as such) (in the case of each of clauses (a) through (c), seeking material non-monetary relief or involving an amount in controversy that would reasonably be expected to be, individually or in the aggregate, material to the Blade Group) or (d) any of the foregoing in such capacity in a criminal Proceeding. Neither the Blade Group nor any of their properties, assets or businesses are subject to any Governmental Order, or, to the Blade Group’s knowledge, any continuing investigation by, any Governmental Authority, in each case that would reasonably be expected to be, individually or in the aggregate, material to the Blade Group. Since the Formation Date through the date of this Agreement, there have been no material Proceedings by any member of the Blade Group pending against any other Person.

Section 3.09 Compliance with Laws.

(a) Since April 1, 2020, the Blade Group (i) has in all material respects conducted its business in accordance with all Laws applicable to the Blade Group and has been (and presently is) in compliance in all material respects with all Laws and (ii) has not received any communications from a Governmental Authority that alleges that any member of the Blade Group is not in compliance with any such Law in all material respects.

(b) Since April 1, 2021, the Blade Group (i) has conducted its business in accordance with, and has been (and presently is) in compliance in all material respects with all Aviation Laws applicable to it and (ii) has not received any written communications from a Governmental Authority that alleges that any member of the Blade Group is not in compliance in any material respect with any Aviation Law. At the time of onboarding of the Operators, and to the knowledge of the Blade Group on the basis of periodic review of the Operator’s Permits by the Blade Group, all Operators have all requisite Permits required to perform their respective commitments towards, and obligations with respect to, the members of the Blade Group. To the knowledge of the Blade Group, no Operator has received any communication from (i) an Aviation Authority alleging such Operator of not being in compliance with any Aviation Law; or (ii) any other Person of a dispute or claim, in each case in connection with such Operators’ arrangements with the Blade Group.

(c) The Blade Group and, to the knowledge of the Blade Group, the Principal Shareholders (i) have complied in all material respects with Indian Foreign Exchange Control Laws and (ii) have not received any communications from a Governmental Authority that alleges that any member of the Blade Group or any Principal Shareholder is not in compliance with the Indian Foreign Exchange Control Laws in relation to the Principal Shareholders’ direct or indirect shareholding in the Blade Group.

(d) Since April 1, 2020, no member of the Blade Group nor any of their respective directors, officers, employees or, to the Blade Group’s knowledge, agents or other Persons acting on their behalf, has taken, directly or knowingly indirectly, any act in furtherance of an offer, payment, promise to offer or to pay, authorization, ratification, solicitation, receipt or acceptance of the payment, directly or indirectly, of any gift, money, payment, loan, reward, contribution or any other thing of value to or from any Person to influence any act or decision of such Person, to secure any other improper advantage or to obtain or retain business, or that would otherwise cause the Blade Group to be in material violation of Anti-Corruption Laws.

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(e) None of the members of the Blade Group, nor any director, officer or employee of any of the foregoing, nor, to the Blade Group’s knowledge, any Representative authorized to act for or on behalf of the Blade Group is or at any time since April 1, 2020 has been (i) a Person named on any Sanctions and Trade Control Laws-related list of designated Persons maintained by a relevant Governmental Authority (including the Specially Designated Nationals List maintained by the US Department of the Treasury’s Office of Foreign Assets Control), (ii) located, organized or resident in a country or territory (or government thereof) which is itself the subject of or target of comprehensive Sanctions and Trade Control Laws (at the time of this Agreement, the Crimea region of Ukraine, the so-called “Donetsk People’s Republic,” the so-called “Luhansk People’s Republic,” Cuba, Iran, North Korea, Venezuela and Syria) or (iii) an entity controlled or 50% or greater owned, directly or indirectly, by one or more Persons described in clause (i) or (ii).

(f) Since April 1, 2020, none of the members of the Blade Group or any director, officer or employee of any of the foregoing, or, to the Blade Group’s knowledge, any Representative, agent or any other Person authorized to act for or on behalf of any member of the Blade Group has (i) engaged in, and is not now engaging in, directly or knowingly indirectly, any dealings or transactions with or for the benefit of any Person referenced in any of clause (i) through (iii) of the preceding Section 3.09(e), or with or for the benefit of any other Person who is the subject or target of Sanctions and Trade Control Laws in violation of applicable Sanctions and Trade Control Laws or (ii) otherwise been in violation of any applicable Sanctions and Trade Control Laws.

(g) Since April 1, 2020, no member of the Blade Group (i) has been subjected to any action, Proceedings, investigation, written request for information or other inquiry by a Governmental Authority regarding any alleged noncompliance with Anti-Corruption Laws, (ii) has made a voluntary, directed or involuntary disclosure to any Governmental Authority regarding any alleged noncompliance with any Anti-Corruption Laws or Sanctions and Trade Control Laws or (iii) has received any written notice of any violations of applicable Anti-Corruption Laws or Sanctions and Trade Control Laws or Governmental Orders or Permits issued or required thereunder held by the Blade Group.

(h) The operations of the Blade Group have been since April 1, 2020 conducted at all times in compliance in all material respects with the requirements of applicable anti-money laundering Laws, including the Bank Secrecy Act of 1970, as amended by the USA Patriot Act of 2001, and the rules and regulations promulgated thereunder, and the anti-money laundering Laws of the various jurisdictions in which the Blade Group conducts business (collectively, the “Money Laundering Laws”). As of the date of this Agreement, no Proceeding involving any member of the Blade Group with respect to the Money Laundering Laws is pending or, to the Blade Group’s knowledge, threatened.

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Section 3.10 Material Contracts.

(a) Section 3.10(a) of the Blade Group Disclosure Schedules sets forth a list of the following Contracts to which a member of the Blade Group is, as of the date of this Agreement, a party to or bound by (each Contract required to be set forth on Section 3.10(a) of the Blade Group Disclosure Schedules, together with each Contract entered into after the date of this Agreement that would be required to be set forth on Section 3.10(a) of the Blade Group Disclosure Schedules if entered into prior to the date of this Agreement, collectively, the “Material Contracts”). True, complete and correct copies of the following Material Contracts in effect as of the date hereof have been made available to DSAQ:

(i) each of the 10 largest Contracts (determined based on aggregate consideration received by the Blade Group thereunder) of the Blade Group for the calendar years ended December 31, 2021 and December 31, 2022;

(ii) any Contract relating to Indebtedness for borrowed money of any member of the Blade Group or the placing of a Lien (other than Permitted Liens) on any material assets or properties of any member of the Blade Group;

(iii) any Contract for the disposition of any portion of the assets or business of the Blade Group or for the acquisition by the Blade Group or of the assets or business of any other Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner) in each case (A) for an aggregate purchase price in excess of $100,000 or (B) under which the Blade Group has any continuing obligation (contingent or otherwise) with respect to an “earn out,” contingent purchase price, indemnification, backend payment or other contingent or deferred payment obligation;

(iv) any Contract under which a member of the Blade Group is a lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $100,000;

(v) any Contract under which a member of the Blade Group is a lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by any member of the Blade Group, except for any lease or agreement under which the aggregate annual rental payments do not exceed $100,000;

(vi) any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value in excess of $250,000, other than sales or purchases in the ordinary course of business and sales of obsolete equipment;

(vii) any Contract requiring any future capital expenditure (or series of capital expenditures) by the Blade Group in an amount in excess of (A) $200,000 annually or (B) $500,000 over the term of the agreement;

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(viii) any Contract that (A) limits or purports to limit, in any material respect, the freedom of any member of the Blade Group to engage or compete in any line of business or with any Person or in any area, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions, (C) contains “take or pay,” “requirements” or other similar provisions obligating any member of the Blade Group to provide the quantity of goods or services required by another Person or (D) contains any other provisions materially restricting or purporting to restrict the ability of any member of the Blade Group to sell, manufacture, develop, commercialize, directly or indirectly through third parties, or to solicit any potential employee or customer, in the case of each of the foregoing clauses (A), (B), (C) and (D), that would so limit or purports to limit, in any material respect, PubCo or any of its Affiliates after the Closing;

(ix) any Contract (A) pursuant to which (1) any third party grants any member of the Blade Group a license, right, permission, consent, non-assertion or release with respect to any Intellectual Property material to the Blade Group or (2) the Blade Group grants a license, right, permission, consent, non-assertion or release with respect to any Owned IP material to the Blade Group, (B) that relates to the ownership, development or use of any Intellectual Property material to the Blade Group or (C) that affects the Blade Group’s ability to use, enforce or disclose any Intellectual Property material to the Blade Group, excluding in the case of either (A) or (B), (x) non-exclusive end-user licenses granted to the Blade Group for unmodified, commercially available, off-the-shelf Software with aggregate fees of less than $50,000 and (y) non-exclusive licenses granted by any member of the Blade Group to its customers in the ordinary course of business;

(x) any Contract requiring any member of the Blade Group to guarantee the Liabilities of any Person (other than another member of the Blade Group) or pursuant to which any Person (other than another member of the Blade Group) has guaranteed the Liabilities of the Blade Group, in each case in excess of $100,000;

(xi) any Contract under which the Blade Group has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person (other than another member of the Blade Group), individually or in the aggregate, in an amount in excess of $100,000 or made any capital contribution to, or other investment in, any Person (other than another member of the Blade Group);

(xii) any material advertising, agency, joint marketing or other Contract the performance of which requires either (A) annual payments to or from the Blade Group in excess of $100,000 or (B) aggregate payments to or from the Blade Group in excess of $250,000 over the term of the agreement and, in each case, that is not terminable by the Blade Group without penalty upon less than sixty (60) days’ prior written notice;

(xiii) any collective bargaining agreement or other Contract with any labor union, works council or labor organization (each, a “Labor Agreement”);

(xiv) any Contract for the employment or engagement of any director, officer, employee or other service provider of the Blade Group that (A) provides for annual compensation in excess of $100,000, (B) provides for the payment and/or accelerated vesting of any compensation or benefits upon the consummation of the transactions contemplated by this Agreement, or (C) otherwise restricts the Blade Group’s ability to terminate the employment or engagement of such individual at any time for any reason or no reason without penalty or liability;

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(xv) any Contract with a third party establishing any joint venture, partnership, strategic alliance or other collaboration that is material to the business of the Blade Group;

(xvi) any Contract between (A) a member of the Blade Group, on the one hand, and any (B) current or former officer, director, employee, partner, member, manager, beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five percent (5%) or more of the Equity Securities of any member of the Blade Group or other Affiliate of the Blade Group or any immediate family member of the foregoing Persons, on the other hand (in each case, other than Contracts solely among members of the Blade Group) (each Person identified in this clause (B), a “Blade Group Related Party”);

(xvii) any Contract with a Governmental Authority involving annual payments in excess of $100,000;

(xviii) any settlement, conciliation or similar Contract (A) the performance of which would be reasonably expected to involve any payments in excess of $100,000 after the date of this Agreement, (B) with a Governmental Authority or (C) that imposes any continuing material obligations on the Blade Group (or PubCo or any of its Affiliates after the Closing); and

(xix) documents required to be filed with the Registration Statement/ Proxy Statement under applicable SEC requirements or would otherwise be required to be filed by a member of the Blade Group as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if such member of the Blade Group was the registrant.

(b) Each Material Contract is, as of the date of this Agreement, (i) in full force and effect, and (ii) a legal, valid and binding obligation of the applicable member of the Blade Group party thereto, enforceable in accordance with its terms against the applicable member of the Blade Group party thereto and, to the Blade Group’s knowledge, the other parties thereto, in each case, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a Proceeding in equity or at Law (the “Enforceability Exceptions”). As of the date of this Agreement, except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Blade Group, there is no breach or default by the Blade Group or, to the Blade Group’s knowledge, any third party under any Material Contract, and, to the Blade Group’s knowledge, (A) no event has occurred which (with or without notice or lapse of time or both) would constitute a breach or default or would permit termination of, or a modification or acceleration thereof by any party to, such Material Contract and (B) no party to a Material Contract has claimed a force majeure (or similar excuse in performance due to COVID-19) with respect thereto. Except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Blade Group, to the Blade Group’s knowledge, within the past twelve

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(12) months, the Blade Group has not received notice of (i) material breach or material default under any Material Contract or (ii) the intention of any third party under any Material Contract to cancel, terminate or materially modify the terms of any such Material Contract or accelerate the obligations of the Blade Group thereunder in any material respect. Except as would not reasonably be expected to have a Blade Group Material Adverse Effect, either PubCo or IndiaCo is party to each Contract that is material to the business of the Blade Group.

(c) Transhermes and Blade India (on behalf and for the benefit of Transhermes), have collectively made a payment of approximately €389,001, in accordance with the provisions of the purchase order #125-2214 placed with Airbus Helicopters for the purchase of 5 H125 and 10 optional H125 helicopters, amounting to 15% (fifteen percent) of the purchase price payable to Airbus Helicopters thereunder.

Section 3.11 Blade Group Benefit Plans.

(a) (i) Each Blade Group Benefit Plan is subject to Laws outside the United States (each, a “Non-U.S. Benefit Plan”) and has been established, maintained, funded, operated and administered in accordance with its terms and applicable Laws in all material respects, and if intended to qualify for special tax treatment, meets all the requirements for such treatment; (ii) all employer and employee contributions to each Non-U.S. Benefit Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction; (iii) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; and (iv) no claim or Proceeding is pending or, to the Blade Group’s knowledge, threatened on behalf of or relating to a Non-U.S. Benefit Plan (other than routine claims for benefits thereunder). No Non-U.S. Benefit Plan is a defined benefit plan (as defined in ERISA), whether or not subject to ERISA. There are no unfunded or underfunded Liabilities with a present value exceeding $30,000 (measured as of March 31, 2023) with respect to any Non-U.S. Benefit Plans.

(b) No Blade Group Benefit Plan is and no member of the Blade Group or any ERISA Affiliate sponsors, maintains, contributes to, has any obligation to contribute to, or otherwise has any Liability under or with respect to any: (i) “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is or was subject to Title IV of ERISA or Section 412 of the Code, (ii) Multiemployer Plan; (iii) “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code; (iv) “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject thereto) or (v) “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Blade Group Benefit Plan is intended to be qualified under Section 401(a) of the Code. No member of the Blade Group has any Liability as a consequence of at any time being considered a single employer with any other Person under Section 414 of the Code.

(c) Neither the execution and delivery of this Agreement nor the consummation of the Transactions could result in (whether alone or in connection with any subsequent event) (i) the creation of any rights of any Person to payments or benefits or increases in any payments or benefits under any Blade Group Benefit Plan, (ii) the acceleration of the time of payment, funding or vesting, or forfeiture, of any compensation or benefits to any Person under any Blade Group Benefit Plan, or (iii) any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

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(d) No member of the Blade Group maintains any obligations to gross-up or reimburse any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code.

(e) No Blade Group Benefit Plan is a “nonqualified deferred compensation plan” subject to Section 409A of the Code. No amounts paid or payable by any member of the Blade Group are subject to any Tax or penalty imposed under Section 457A of the Code.

Section 3.12 Labor Matters.

(a) No member of the Blade Group is a party to or bound by any Labor Agreement, and none of the Blade Group’s employees are represented by any labor union, works council or labor organization. To the Blade Group’s knowledge, there are no, and since the Formation Date, there have not been any, pending or threatened activities or Proceedings by any labor union, works council, group of employees, or other labor organization to organize any of the Blade Group’s employees. Since the Formation Date, no labor union, works council, other labor organization, or group of employees of the Blade Group has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the Blade Group’s knowledge, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. There are no, and since the Formation Date, there have been no pending or to the Blade Group’s knowledge, threatened unfair labor practice charges, employment related investigations, disputes, audits, material labor grievances, labor arbitrations, strikes, lockouts, slowdowns, picketing, handbilling, work stoppages or other material labor disputes against or affecting the Blade Group. With respect to the transactions contemplated by this Agreement, the Blade Group has satisfied in all material respects any notice, consultation or bargaining obligations owed to its employees or its employees’ representatives under applicable Law, Labor Agreement, or other Contract. Transhermes has not engaged and currently does not engage any employees, independent contractors and/or contract laborers.

(b) The Blade Group is, and since April 1, 2020 has been, in compliance in all material respects with all applicable Laws respecting employment, labor, and employment practices, including all such Laws relating to terms and conditions of employment, employment contracts, wages, hours, worker classification (including but not limited to exempt and non-exempt employees and of independent contractors), the provision and administration of meal and rest periods/breaks, immigration (including with respect to work authorization and the proper confirmation of employee visas), collective bargaining, discrimination, harassment, retaliation, whistleblowing, disability rights or benefits, equal opportunity, civil rights, employee trainings and notices, unemployment insurance, labor relations, background checks and screenings, privacy and biometric screening Laws, paid sick days and leave entitlements, compensation for work-made-for-hire and benefits (including any applicable Laws concerning COVID-19), family and medical leave and other leaves of absence, safety and health (including applicable Laws concerning COVID-19-related health and safety issues), plant closures and layoffs (including any Laws relating thereto that require employee notice prior to such closures or layoffs (“Employee Notice Layoff Laws”)) or any similar state, local or foreign Laws, affirmative action, employment-related Taxes, and workers’ compensation. There are no and, since April 1, 2020, there have been no pending or threatened activities or Proceedings by any Governmental Authority involving Blade Group’s material non-compliance with applicable Laws relating to employment, labor and employment practices.

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(c) Except as would not be expected to be, individually or in the aggregate, material to the Blade Group, since the Formation Date, (i) each member of the Blade Group has fully and timely paid all wages (including overtime wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation) and other statutory payments and contributions that have come due and payable to their current or former employees and independent contractors under applicable Law, Contract or company policy, and (ii) each individual who is providing or has provided services to the Blade Group and is or was classified as an (A) exempt employee or (B) independent contractor, consultant, leased employee, or other non-employee service provider is and has been properly classified and treated as such for all applicable purposes.

(d) Since the Formation Date, the Blade Group has promptly, thoroughly and impartially investigated all employment discrimination, retaliation, policy violation, and sexual harassment allegations of which any member of the Blade Group is or was aware. The Blade Group has taken prompt corrective action that is reasonably calculated to prevent further improper action with respect to each such allegation with potential merit. No member of the Blade Group has incurred, or reasonably expects to incur, any material Liability arising from any such allegations and no member of the Blade Group is aware of any allegations relating to officers, directors, employees, contractors, or agents of the Blade Group, that, if known to the public, would bring the Blade Group into material disrepute.

(e) To the Blade Group’s knowledge, no current or former employee or independent contractor of the Blade Group is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, restrictive covenant or other obligation: (i) owed to the Blade Group; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the Blade Group.

(f) To the Blade Group’s knowledge, no current employee of the Blade Group with annualized compensation at or above $100,000, intends to terminate his or her employment prior to the one (1) year anniversary of the Closing.

Section 3.13 Taxes.

(a) All material Tax Returns required by Law to be filed by the Blade Group have been timely filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete in all material respects.

(b) All material amounts of Taxes due and owing by the Blade Group have been paid, other than Taxes which are not yet due and payable or are being contested in good faith by appropriate Proceedings and for which reserves have been established in accordance with GAAP or Indian Accounting Standards, as applicable. Except as set forth on Section 3.13(b) of the Blade Group Disclosure Schedules, no tax liability shall arise in India in connection with the Pre-Closing Reorganization or the Hunch Reorganization.

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(c) Each member of the Blade Group has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority and (iii) complied in all material respects with applicable Law with respect to Tax withholding, including all reporting and record keeping requirements.

(d) No written claim has been made by any Governmental Authority in a jurisdiction where either the Blade Group does not file Tax Returns of a particular type that the Blade Group is or may be subject to taxation of such type by, or required to file Tax Returns of such type in, such jurisdiction which claim has not been withdrawn or otherwise resolved.

(e) No member of the Blade Group is a party to, or bound by, any Tax allocation, Tax sharing, Tax indemnification or similar agreement that will remain in effect after the Closing Date (other than (i) any agreement solely among members of the Blade Group or (ii) customary provisions in agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

(f) No member of the Blade Group is engaged in any material audit, administrative Proceeding or judicial Proceeding with respect to a material amount of Taxes. No member of the Blade Group has received any written notice from a Governmental Authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved.

(g) There are no Liens with respect to material Taxes on any of the assets of the Blade Group, other than Permitted Liens.

(h) No member of the Blade Group has any material liability for the Taxes of any Person (other than the Blade Group) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case of clause (i), (ii) and (iii), for liabilities pursuant to commercial Contracts not primarily relating to Taxes) or customary financing arrangements.

(i) No member of the Blade Group has taken any action (or permitted any action to be taken) or failed to take any action, nor is the Blade Group aware of any fact, plan or circumstance, which action, failure to act, fact, plan or circumstance would reasonably be expected to prevent the Merger, together with the Note Conversion and the Pre-Closing Reorganization, from qualifying for the U.S. Intended Tax Treatment, in each case other than as contemplated by this Agreement or any other Transaction Document.

(j) PubCo is, and as of the Closing will be, tax resident in Ireland. For U.S. federal income Tax purposes, (i) PubCo is treated as an association taxable as a corporation, and (ii) Merger Sub, IndiaCo and Transhermes are, and have been since the date of formation, treated as a disregarded entity separate from PubCo. Neither the Blade Group nor the Principal Shareholders have any plan or intention to cause Surviving SPAC to engage in any transaction or

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make any election that reasonably would be expected to result in the liquidation of Surviving SPAC for U.S. federal income Tax purposes. To the knowledge of the Blade Group, none of the Principal Shareholders have entered into, or has any current plan or intention to enter into, any contract, agreement, commitment or arrangement to dispose of any PubCo Ordinary Shares received pursuant to Section 2.01(a). Save for any amount required by applicable Law to be deducted and withheld from any interest payable pursuant to the Note Conversion (including any payment satisfied by the issuance of PubCo Ordinary Shares), no member of the Blade Group will be liable after the Closing for any material Taxes imposed on the Blade Group as result of the Hunch Reorganization, Pre-Closing Reorganization or Note Conversion.

(k) Blade India and/or qualified Subsidiaries of Blade India have been engaged in an active trade or business outside of the United States for the entire 36-month period immediately before the Closing Date, and neither the Blade Group nor the Principal Shareholders have any intention to substantially dispose of or discontinue such trade or business (all within the meaning of Treasury Regulation Section 1.367(a)-3(c)(3)(i)).

(l) None of the Blade Group will be required to pay any Tax after the Closing Date as a result of (i) the delay of payment of employment Taxes under any COVID-19 Measure or any similar notice or order or law, or (ii) the advance refunding or receipt of credits under any COVID-19 Measure.

Section 3.14 Insurance.

(a) Section 3.14 of the Blade Group Disclosure Schedules sets forth a true, correct and complete list, as of the date of this Agreement, of all material policies or programs of fire, liability, workers’ compensation, property, cyber, casualty and other forms of insurance owned or held by the Blade Group. True, correct and complete copies or summaries of such insurance policies have been made available to DSAQ. With respect to each such insurance policy required to be listed on Section 3.14 of the Blade Group Disclosure Schedules, except as would not reasonably be expected to be, individually or in the aggregate, material to the Blade Group, all such insurance policies as of the date of this Agreement are (i) legal, valid, binding, in full force and effect and are enforceable in accordance with its terms, and the consummation of the Transactions will not cause a cancellation or reduction in the coverage of such policies (ii) all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, (iii) no member of the Blade Group is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Blade Group’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a material breach or default, or permit termination or modification, under the policy, and to the Blade Group’s knowledge, no such action has been threatened, (iv) to the Blade Group’s knowledge, no written notice of cancellation, termination, non-renewal, disallowance or reduction in coverage has been received other than in connection with ordinary renewals, and (v) as of the date of this Agreement, no claims have been made by any member of the Blade Group under any of such policies.

(b) Except as would not be, individually or in the aggregate, material to the Blade Group, all insurable risks in respect of the business of the Blade Group are covered by the policies listed on Section 3.14 of the Blade Group Disclosure Schedules and the types and amounts of coverage provided therein are sufficient so as to comply with the requirement of any Material Contract to which any member of the Blade Group is a party.

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Section 3.15 Permits. Each member of the Blade Group holds all Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except any such Permits that if not held by the Blade Group would not have a Blade Group Material Adverse Effect (the “Material Permits”). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Blade Group, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no unresolved written notice of any violation, revocation, cancellation or termination of any Material Permit has been received by the Blade Group, (c) to the Blade Group’s knowledge, none of the Material Permits upon their expiration in the ordinary course of business will not be renewed upon terms and conditions substantially similar to such Material Permit’s existing terms and conditions, (d) there are no pending or, to the Blade Group’s knowledge, threatened, Proceedings that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit and (e) each member of the Blade Group is, and since the Formation Date has been, in compliance with the terms of all the Material Permits, except where such suspension, Proceeding or cancellation would not reasonably be expected to have a Blade Group Material Adverse Effect.

Section 3.16 Property.

(a) Section 3.16(a) of the Blade Group Disclosure Schedules lists, as of the date of this Agreement, the address of each Owned Real Property. The Blade Group has good and marketable indefeasible fee simple title to the Owned Real Property, free and clear of all Liens except Permitted Liens. No member of the Blade Group has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof. There are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. No member of the Blade Group is a party to any agreement or option to purchase or sell any real property or interest therein.

(b) Section 3.16(b)(i) of the Blade Group Disclosure Schedules lists, as of the date of this Agreement, the address of each Leased Real Property (other than temporary construction site offices relating to individual projects). The Blade Group has made available to DSAQ true, correct and complete copies of the Contracts (including all modifications, amendments, restatements, amendments and restatements, guarantees, supplements, waivers, extensions, renewals, side letters and other agreements with respect thereto) pursuant to which members of the Blade Group use or occupy (or have been granted an option to use or occupy) or have rights with respect to the Leased Real Property or are otherwise a party with respect to the Leased Real Property (collectively, the “Leases”), and in the case of any oral Lease, a written summary of the material terms of such Lease. Section 3.16(b)(ii) of the Blade Group Disclosure Schedules sets forth a true, correct, and complete list of all Leases, including, without limitation, all amendments, guaranties, rent deferments (due to the COVID-19 pandemic or otherwise), and other modifications and agreements thereto. Except as set forth on Section 3.16(b)(iii) of the Blade Group Disclosure Schedules, (1) each Lease is in full force and effect and is a valid, legal and binding obligation of the member of the Blade Group, enforceable in accordance with its terms against such member of the Blade Group (as applicable), and to the knowledge of the Blade Group, each other party thereto, subject, in each case, to the Enforceability Exceptions, (2) the Blade

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Group has a valid and subsisting leasehold estate in, and enjoys peaceful and materially undisturbed possession of, all Leased Real Property, subject only to Permitted Liens, (3) the other party to such Lease is not an affiliate of, and otherwise does not have any economic interest in, any member of the Blade Group, and (4) no party to a Lease has claimed a force majeure (or similar excuse in performance due to COVID-19) with respect thereto. To the knowledge of Blade Group, neither the Blade Group nor any other party under any Lease is in breach or default under any Lease and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default under any Lease by the Blade Group, or permit an acceleration of rent under, or termination or modification of, such Lease. No member of the Blade Group has subleased, licensed, or otherwise granted to any Person the right to use or occupy any Leased Real Property or any portion thereof. No member of the Blade Group has collaterally assigned or granted any other security interest in such Lease or any interest therein. Except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Blade Group, within the past twelve (12) months, the Blade Group has not received notice of (i) material breach or material default under any Lease, or (ii) the intention of any third party under any Lease to cancel, terminate or materially modify the terms of any such Lease or accelerate the obligations of the Blade Group thereunder in any material respect. All Leases to which Blade Group is a party have been entered into in the ordinary course of business.

(c) To the Blade Group’s knowledge, (i) the Volupia Lease Deed is in full force and effect; and (ii) Volupia is not in breach or default under the Volupia Lease Deed and no event has occurred or circumstances exist which, with the delivery of notice, the passage of time or both, would constitute a breach or default under the Volupia Lease Deed, or permit an acceleration of rent under, or termination or modification of, the Transhermes Lease Deed.

(d) The Owned Real Property and the Leased Real Property (collectively, the “Real Property”) comprise all of the real property used or intended to be used in, or otherwise related to, the business of the Blade Group (other than Blade India and its Subsidiaries).

(e) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Blade Group, the tangible assets and properties of the Blade Group are in good operating condition in all respects (normal wear and tear excepted) and are fit, in all respects, for use in the ordinary course of business, and no uninsurable damage has, since the Most Recent Balance Sheet, occurred with respect to such assets and properties. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Blade Group, immediately after the Effective Time, the assets (which, for the avoidance of doubt, shall include Contracts, the Leases, and any assets held pursuant to valid leasehold interest, license or other similar interests or right to use any assets) of the Blade Group (other than Blade India and its Subsidiaries) will constitute all of the assets necessary to conduct the business of the Blade Group immediately after the Closing in all respects as it is conducted on the date of this Agreement. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Blade Group, the Blade Group (other than Blade India and its Subsidiaries) owns, leases, licenses or has the legal right to use or otherwise hold good, valid and enforceable title to all of the properties and assets, tangible or intangible, of the Blade Group, as reflected on the Financial Statements (collectively, the “Blade Group Assets”), except for immaterial Blade Group Assets that have been sold or otherwise disposed of in the ordinary course of business.

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Section 3.17 Intellectual Property; IT Security; Data Privacy.

(a) Section 3.17(a) of the Blade Group Disclosure Schedules includes a complete and accurate list (along with the name of the applicable member of the Blade Group, against each listed Intellectual Property, owning or purporting to own the same) of any patent, patent application, trademark registration, trademark application, service mark registration, service mark application, copyright registration, application for copyright registration, and Internet domain name owned or purported to be owned by the Blade Group (the Intellectual Property listed or required to be listed on Section 3.17(a) of the Blade Group Disclosure Schedules, collectively, the “Registered Intellectual Property”). All Registered Intellectual Property is subsisting and, to the Blade Group’s knowledge, valid and enforceable. Any renewal, maintenance and other necessary filings and fees due and payable to any relevant Governmental Authority or Internet domain name registrar to maintain all Registered Intellectual Property in full force and effect have been timely submitted or paid in full.

(b) The Blade Group (i) solely and exclusively owns all rights, title and interest in and to all Owned IP, and (ii) has valid and enforceable rights to use, pursuant to a written license, sublicense, agreement or permission, all Licensed IP, in each case of (i) and (ii) (to the knowledge of Blade Group), free and clear of all Liens (other than Permitted Liens). To the Blade Group’s knowledge, the Owned IP and Licensed IP collectively constitute all Intellectual Property used in or necessary for the conduct and operation of the business of the Blade Group, as presently conducted; provided, however, that the foregoing is not a representation of non-infringement of Intellectual Property.

(c) To the knowledge of the Blade Group, none of the members of the Blade Group, or the conduct of the business of the Blade Group (i) is currently infringing upon, misappropriating, diluting or otherwise violating any Intellectual Property rights of any Person or (ii) has, in the past six (6) years, infringed upon, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Person. Since the applicable member of the Blade Group’s respective Formation Date, no such member of the Blade Group has received any written communication (including cease and desist letters), and no action has been instituted, settled or, to the Blade Group’s knowledge, been threatened against the Blade Group that (1) alleges any such infringement, violation, dilution or misappropriation, (2) invites the Blade Group to take a license under any Intellectual Property of any Person in a manner that could reasonably be construed as a notice of infringement or (3) challenges the ownership, use, validity or enforceability of any Owned IP. To the Blade Group’s knowledge, no Person is infringing upon, misappropriating, diluting or otherwise violating any Owned IP or any Licensed IP exclusively licensed to the Blade Group, nor to the Blade Group’s knowledge, has any Person, since the applicable member of the Blade Group’s respective Formation Date, infringed upon, misappropriated, diluted or otherwise violated any Owned IP or any material Licensed IP exclusively licensed to the Blade Group. No such claims have been made in writing against any Person by any member of the Blade Group since the applicable member of the Blade Group’s respective Formation Date.

(d) To its knowledge, the Blade Group has complied with its obligations with regard to Licensed IP and has taken reasonable steps to maintain and protect all of the confidential information used in connection with the business of the Blade Group, including of any Person to whom the Blade Group has a confidentiality obligation with respect to such trade secrets or

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confidential information (in each case, including the value and confidentiality thereof). To the knowledge of the Blade Group, no trade secret or confidential information that is material to the business of the Blade Group has been authorized by the Blade Group to be disclosed (or, to the Blade Group’s actual knowledge, has been disclosed) to any Person other than (i) pursuant to a written agreement adequately restricting the disclosure and use of such trade secret or confidential information or (ii) to a Person who otherwise has a duty to protect such trade secret or confidential information. To the Blade Group’s actual knowledge, without having conducted any investigation no current or former employee, consultant or contractor of the Blade Group has been or is in breach of any such agreement.

(e) No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been or is being used to create, in whole or in part, any Owned IP or, to the Blade Group’s knowledge, any Licensed IP.

(f) The Blade Group owns or has a valid right to access and use pursuant to a written agreement all IT Systems in the manner in which they are currently accessed or used in the conduct of the businesses of the Blade Group. The IT Systems (i) are to the knowledge of the Blade Group adequate for and sufficient in all material respects for the operation of the businesses of the Blade Group as currently conducted and (ii) to the Blade Group’s actual knowledge, do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, Contaminants or effects that (A) materially and adversely disrupt the functionality of any IT Systems, except as disclosed in their documentation or (B) enable or assist any Person to access without authorization any IT Systems. To the knowledge of the Blade Group, any licensors or third parties who Process any Personal Information on behalf of the Blade Group, have taken commercially reasonable steps to maintain and safeguard the performance, confidentiality, security and internal and external integrity of the IT Systems, all Personal Information Processed by or for the Blade Group, and the information (including Personal Information) that are Processed by the IT Systems. Since the Formation Date, to the knowledge of the Blade Group, there has not been any failure, breakdown, continued substandard performance, data loss, outage, unscheduled downtime or other adverse event affecting any IT Systems (including, to the Blade Group’s knowledge, any security breach or unauthorized access to any IT Systems) that have been or could reasonably be expected to be material to the conduct and operation of the business of the Blade Group, and there has not been any material disruption to any IT System. The Blade Group has implemented reasonable back-up and disaster recovery arrangements in the event of a failure of the IT Systems.

(g) Neither the execution and delivery of this Agreement or any of the other Transaction Documents nor the consummation of the transactions contemplated hereby or thereby (either alone or in combination with any other event) will result in (i) the loss or impairment of, or any Lien on, any Owned IP or Licensed IP, (ii) the grant, assignment or transfer to any Person of any license or other right or interest under, to or in any Owned IP or Licensed IP, (iii) the payment of any additional consideration to, or the reduction of any payments from, any Person with respect to any Owned IP or Licensed IP or (iv) the breach of, or creation on behalf of any Person of the right to terminate or modify, any Contract relating to any Owned IP or Licensed IP.

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(h) The Blade Group and, to the Blade Group’s knowledge, any Person acting for or on behalf of the Blade Group is, and has since April 1, 2020, been, in compliance in all material respects with all Data Security Requirements. Each member of the Blade Group has implemented and maintained reasonable and appropriate policies, procedures and systems for receiving and appropriately responding to requests from individuals concerning their Personal Information. None of the public-facing privacy policies or notices of the Blade Group has contained any material omissions or been misleading or deceptive. Since the Formation Date, no member of the Blade Group has received any written notice of any claims (including notice from third parties acting on its behalf) of or investigations or regulatory inquiries related to, or been charged with, the violation by the Blade Group of any Data Security Requirements.

(i) Each member of the Blade Group has (i) implemented and, since the Formation Date, maintained reasonable and appropriate technical, physical and organizational safeguards to protect all Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction, transfer or disclosure, and (ii) since April 1, 2020, taken reasonable steps to ensure that all third parties who process any Personal Information for or on behalf of the Blade Group have taken reasonable steps to maintain the privacy and confidentiality of Personal Information and to protect and secure Personal Information from loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure. To the knowledge of the Blade Group, any third party who has provided any Personal Information to the Blade Group has done so in material compliance with applicable Privacy Laws, including providing any notice and obtaining any consent required.

(j) Since April 1, 2020, to the knowledge to the Blade Group there have been no breaches, security incidents, misuse of or unauthorized or unlawful Processing of any (i) IT System or (ii) Personal Information in the possession or control of, or collected, used or Processed by or on behalf of, the Blade Group, and, the Blade Group has not provided or been required to provide any notices to any Person in connection with any unlawful or unauthorized Processing of any Personal Information. Neither the Blade Group nor, to the Blade Group’s knowledge, any third party acting at the direction or authorization of any member of the Blade Group, has paid any sum of money or other consideration to (i) any perpetrator of any data breach incident or cyber-attack or (ii) any third party with actual or alleged information about any data breach incident or cyber-attack, in each case, with respect to such incident or cyber-attack.

Section 3.18 Environmental Matters.

(a) The Blade Group is, and since the Formation Date has been, in compliance with all Environmental Laws applicable to it, which compliance includes obtaining, maintaining and complying with all Material Permits that are required under applicable Environmental Laws to own, lease or operate its properties and assets, to conduct its business and to construct any buildings on the Owned Real Property, except for any non-compliance (including any failure to obtain, maintain and comply with Material Permits) that would not reasonably be expected to have, individually or in the aggregate, a Blade Group Material Adverse Effect.

(b) No member of the Blade Group has received any unresolved written notice of any violations of, or liabilities arising under, Environmental Laws, or alleging liability from exposure to Hazardous Materials, except for such notices that would not reasonably be expected to have, individually or in the aggregate, a Blade Group Material Adverse Effect.

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(c) No member of the Blade Group has caused or arranged for the release, spill, disposal or discharge of any Hazardous Materials at concentrations in excess of those permitted under any Environmental Laws, except for such release, spill, disposal or discharge that would not reasonably be expected to have, individually or in the aggregate, a Blade Group Material Adverse Effect.

(d) No member of the Blade Group has been issued any unresolved Governmental Order arising under Environmental Laws or relating to Hazardous Materials, nor, to the Blade Group’s knowledge, are they subject to any pending investigations relating to or in connection with any violation or alleged violation of Environmental Laws, except for any Governmental Order or investigation that would not reasonably be expected to have, individually or in the aggregate, a Blade Group Material Adverse Effect.

Section 3.19 Absence of Changes. (a) Since December 31, 2022 and through the date of this Agreement, no Blade Group Material Adverse Effect has occurred and (b) since December 31, 2022 and through the date of this Agreement, except as expressly contemplated by this Agreement, any other Transaction Document or in connection with the Transactions, the Blade Group has (i) conducted their respective businesses in the ordinary course in all material respects, other than due to any actions taken due to any COVID-19 Measure and (ii) not taken any action that would require the consent of DSAQ pursuant to Section 5.01(b), if such action had been taken after the date hereof, other than, in each case, any action required to be taken pursuant to any Transaction Document.

Section 3.20 Transactions with Affiliates. Except for the Contracts set forth on Section 3.20 of the Blade Group Disclosure Schedules, there are no Contracts between (a) any member of the Blade Group, on the one hand, and any (b) Blade Group Related Party, other than (i) Contracts with respect to a Blade Group Related Party’s employment with (including Blade Group Benefit Plans and other ordinary course compensation from) the Blade Group entered into in the ordinary course of business, or (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.01(b) or entered into in accordance with Section 5.01(b) (all such Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.20 are referred to herein as “Blade Group Related Party Contracts”). All Blade Group Related Party Contracts set forth in Section 5.09 of the Blade Group Disclosure Schedules have been entered in the ordinary course of business, on an arm’s length basis and in accordance with the applicable Laws.

Section 3.21 Brokers. Other than Cohen & Company Capital Markets, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of the Blade Group or any of its Affiliates for which the Blade Group has any obligation.

Section 3.22 Business Activities. Merger Sub was organized solely for the purpose of entering into this Agreement, the other Transaction Documents and consummating the Transactions and has not engaged in any activities or business, and has no assets or liabilities other than those incident or related to or incurred in connection with its organization or formation, as applicable, or the negotiation, preparation or execution of this Agreement or any other Transaction Document, the performance of its covenants or agreements in this Agreement or any other Transaction Document or the consummation of the Transactions. Prior to the Hunch Reorganization, IndiaCo did not engage in any activities or business, nor had any assets or liabilities, other than those incident to or related to or incurred in connection with its organization or formation, as applicable.

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Section 3.23 Investment Company Act. PubCo is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company,” in each case, within the meaning of the Investment Company Act of 1940.

Section 3.24 Information Supplied. None of the information supplied by, or on behalf of, the Blade Group expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement or any other documents submitted or to be submitted to any other Governmental Authority or any announcement or public statement regarding the transactions contemplated hereby (including, without limitation, the Signing Press Release), at (a) the time such information is filed, submitted or made publicly available (provided, if such information is revised by any subsequently filed amendment or supplement to the Registration Statement/Proxy Statement prior to the time the Registration Statement/Proxy Statement is declared effective by the SEC, this clause (a) shall solely refer to the time of such subsequent revision or supplement); (b) the time the Registration Statement/Proxy Statement is declared effective by the SEC; (c) the time the Registration Statement/Proxy Statement is first mailed to Pre-Closing DSAQ Holders; (d) the time of the Special Meeting; (e) the time of the DSAQ Warrantholder Meeting; or (f) the Closing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that the Blade Group makes no representations or warranties as to the information contained in or omitted from the Registration Statement/Proxy Statement in reliance upon and in conformity with information furnished in writing to the Blade Group by or on behalf of DSAQ specifically for inclusion in the Registration Statement/Proxy Statement. All financial projections with respect to the Blade Group that were prepared and delivered by the Blade Group to DSAQ were prepared in good faith using management’s reasonable best estimates (it being understood that forecasts and other forward-looking information are not to be viewed as facts or a guarantee of performance and are subject to uncertainties and contingencies, many of which are beyond the control of the Blade Group, and that no assurance can be given that such forecasts or other forward-looking information will be realized and that actual results may differ from the projected results).

Section 3.25 Hunch Reorganization. Prior to the date hereof, the Blade Group has consummated a reorganization, in accordance with the following steps and transactions (such steps and transactions, the “Hunch Reorganization”):

(a) PubCo adopted a new constitution creating (1) PubCo Class A Ordinary Shares with a nominal value of $0.0001 each; and (2) PubCo Class B Ordinary Shares with a nominal value of $0.0001 each. The Principal Shareholders acquired PubCo, which involved (i) Hunch subscribing for 23,146,230 PubCo Class A Ordinary Shares at a total subscription price of $348,000 and 15,430,820 PubCo Class B Ordinary Shares at a total subscription price of $232,000 and (ii) Blade US subscribing for 1,551,743 PubCo Class A Ordinary Shares at a total subscription price of $23,318.82 and 1,034,495 PubCo Class B Ordinary Shares at a total subscription price of $15,545.88.

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(b) PubCo re-designated the 100 Ordinary Shares with a nominal value of €1.00 each in issue held by the Nominee Shareholder to Deferred Shares with a nominal value of €1.00 each. Following the re-designation, the Nominee Shareholder surrendered the 100 Deferred Shares in issue to PubCo for nil consideration and PubCo subsequently cancelled the 100 Deferred Shares by way of a deed of surrender and cancellation. Following the surrender and cancellation of the Deferred Shares, PubCo’s share capital is made up of PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares which are held by the Principal Shareholders.

(c) PubCo acquired IndiaCo and contributed the IndiaCo Consideration to IndiaCo;

(d) IndiaCo filed IRS form 8832 electing to be classified as a disregarded entity for US tax purposes, effective as of the date of issuance by IndiaCo to PubCo of all of the Equity Securities of IndiaCo;

(e) PubCo formed Merger Sub;

(f) Blade India transferred its business undertakings, including all of its assets and liabilities other than (i) the capital stock of Transhermes, which will be transferred subject to governmental approval for such transfer and (ii) certain excluded assets and excluded liabilities (as specified in the Business Transfer Agreement), to IndiaCo in exchange for an amount equal to the Slump Sale Consideration (the “Slump Sale”);

(g) Blade India filed IRS form 8832 electing to be classified as a partnership entity for US tax purposes, effective as of or prior to the date of the Slump Sale;

(h) Blade India passed board resolutions for its voluntary winding-up under applicable Indian Laws; and

(i) Blade US and IndiaCo executed an amendment agreement to amend the terms of the IP License Agreement in the form that has been presented to DSAQ.

The definitive documentation executed in respect of the Hunch Reorganization has been made available to DSAQ. The Hunch Reorganization has been carried out in accordance with applicable Law. The representations and warranties of the Blade Group expressly set forth in the definitive documentation with respect to the Hunch Reorganization are true and correct in all material respects as of the date on which such representations and warranties were made under the relevant definitive documentation.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING TO DSAQ

Except as set forth in (a) the DSAQ Disclosure Schedules (but subject to the terms of Section 10.08) or (b) DSAQ SEC Reports filed with the SEC on or prior to the date of this Agreement (excluding any disclosures in any DSAQ SEC Reports under the headlines “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that do not constitute statements of fact or that are generally cautionary, predictive or forward-looking in nature), DSAQ hereby represents and warrants to the Blade Group as follows:

Section 4.01 Corporate Organization. DSAQ is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The copies of DSAQ’s Governing Documents as in effect on the date of this Agreement previously made available by DSAQ to PubCo are true, correct and complete, are in full force and effect and have not been amended. DSAQ has the requisite corporate or other entity power and authority to own, operate and lease its properties, rights and assets and to conduct its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to be, individually or in the aggregate, material to DSAQ. DSAQ is duly licensed or qualified in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to DSAQ.

Section 4.02 Due Authorization.

(a) DSAQ has the requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which DSAQ is or will be a party and (subject to the approvals described in Section 4.03), upon receipt of the Required DSAQ Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions. Subject to obtaining the Required DSAQ Stockholder Approval at the Special Meeting and the approval of the DSAQ Warrant Amendment Proposal at the DSAQ Warrantholder Meeting, the execution and delivery of this Agreement, the other Transaction Documents to which DSAQ is or will be a party and the consummation of the Transactions, and the DSAQ Warrant Amendment have been (or, in the case of any other Transaction Document entered into after the date of this Agreement, will be upon execution thereof)duly authorized by all necessary corporate action on the part of DSAQ. This Agreement has been, and each other Transaction Document to which DSAQ is or will be a party upon execution thereof, duly and validly executed and delivered by DSAQ and constitutes or shall constitute, upon execution thereof, as applicable, assuming due power and authority of, and due execution and delivery by, the Principal Shareholders, the Blade Group and each other party hereto and thereto, a valid, legal and binding agreement of DSAQ (assuming this Agreement has been and the other Transaction Documents to which DSAQ is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against DSAQ in accordance with their terms, subject to the Enforceability Exceptions.

Section 4.03 Consents and Requisite Government Approvals; No Violations.

(a) No action by, notice, consent, approval, waiver or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of DSAQ with respect to DSAQ’s execution, delivery or performance of its obligations under this Agreement or the other Transaction Documents to which it is or will be party or the consummation of the Transactions, except for (i) compliance with and filings under the HSR Act, (ii) the filing

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with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the other Transaction Documents or the Transactions, (iii) such filings with and approvals of the applicable Stock Exchange to permit PubCo Class A Ordinary Shares or, if applicable, PubCo Warrants to be issued in accordance with this Agreement to be listed on such Stock Exchange, (iv) the filing of the Certificate of Merger with the Secretary of State of Delaware in accordance with the DGCL and the DLLCA or (v) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

(b) Subject to the receipt of the Required DSAQ Stockholder Approval, neither the execution, delivery or performance by DSAQ of this Agreement nor the other Transaction Documents to which DSAQ is or will be a party nor the consummation by DSAQ of the Transactions shall (i) result in any breach of any provision of DSAQ’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which DSAQ is a party or by which DSAQ or any of its properties or assets are bound, (iii) assuming compliance with the matters referred to in Section 4.03(a), violate, or constitute a breach under, any Governmental Order or Law applicable to DSAQ or (iv) result in the creation of any Lien upon any of the assets or properties of DSAQ (other than any Permitted Liens) of DSAQ, except in the case of clauses (ii) and (iv) above, as would not reasonably be expected to (A) be, individually or in the aggregate, material to DSAQ or (B) prevent, materially delay or materially impair the consummation of the Transactions.

(c) To the knowledge of DSAQ, no prior approval is required to be procured on account of the existing holders of DSAQ Shares from the relevant Governmental Authority pursuant to Press Note 3 of 2020 dated April 17, 2020 issued by the Department for Promotion of Industry and Internal Trade read with Rule 6(a) of the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 (“Press Note 3”), in order for DSAQ to consummate the Closing in accordance with the terms of this Agreement.

Section 4.04 Capitalization.

(a) The authorized capital stock of DSAQ consists of: (i) 1,000,000 shares of DSAQ preferred stock, par value $0.0001 per share, of which no shares are issued and outstanding as of the date of this Agreement; (ii) 400,000,000 shares of common stock, consisting of 380,000,000 DSAQ Class A Shares and 20,000,000 DSAQ Class B Shares, of which (A) 5,595,494 DSAQ Class A Shares are issued and outstanding as of the date of this Agreement and 5,750,000 DSAQ Class B Shares are issued and outstanding as of the date of this Agreement and (B) 23,200,000 DSAQ Warrants are issued and outstanding as of the date of this Agreement. All outstanding Equity Securities of DSAQ have been duly authorized and validly issued. Such Equity Securities (i) were issued in compliance in all material respects with applicable Law, (ii) were not issued in violation of the Governing Documents of DSAQ and (iii) were not issued in breach or violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any applicable Law, DSAQ’s Governing Documents or any Contract to which DSAQ is a party or is otherwise bound. Except (I) for this Agreement, (II) the

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other Transaction Documents and the Transactions, (III) as set forth in DSAQ’s Governing Documents and (IV) the DSAQ Warrants, there are no outstanding (x) equity appreciation, phantom equity, profit participation rights or (y) options, restricted stock, restricted stock units, performance stock units, phantom stock/share, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts to which DSAQ is a party or by which DSAQ is bound obligating DSAQ to issue, deliver, sell, or cause to be issued, delivered or sold, any shares of capital stock of, other equity interests in or debt securities of, DSAQ.

(b) DSAQ has no Subsidiaries and does not own, directly or indirectly, any Equity Securities in any Person.

(c) As of date of this Agreement, DSAQ has entered into the Antara Subscription Agreement with Antara, pursuant to which, and on the terms and subject to the conditions of which, Antara has agreed, in connection with the Transactions, to purchase DSAQ Preferred Shares for an aggregate investment amount of $7,000,000. As of the date of this Agreement, the Antara Subscription Agreement is in full force and effect with respect to, and binding on, DSAQ and, to DSAQ’s knowledge, on each other party thereto, in accordance with its terms.

Section 4.05 Trust Account. As of the date of the Agreement, DSAQ has an amount in cash equal to at least $62,606,718.49 in a trust account (the “Trust Account”) for the benefit of DSAQ’s public stockholders, maintained by Continental Stock Transfer & Trust Company, a New York limited purpose trust company, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated September 23, 2021, between DSAQ and the Trustee (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of DSAQ and, to the knowledge of DSAQ, the Trustee, enforceable in accordance with its terms, subject to Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of DSAQ, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters or other Contracts or understandings, (whether written or oral) that would (a) cause the description of the Trust Agreement in the DSAQ SEC Reports to be inaccurate in any material respect, (b) cause the DSAQ SEC Reports to be inaccurate in any material respect or (c) to DSAQ’s knowledge, entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing DSAQ Holders who shall have elected to redeem their DSAQ Class A Shares pursuant to the Governing Documents of DSAQ (including any excise Taxes payable in connection therewith) in connection with the Special Meeting or (iii) if DSAQ fails to complete a business combination within the allotted time period set forth in the Governing Documents of DSAQ and liquidates the Trust Account, subject to the terms of the Trust Agreement, DSAQ (in limited amounts to permit DSAQ to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of DSAQ) and then the Pre-Closing DSAQ Holders). Prior to the Closing, none of the funds held in the Trust Account may be released except in the circumstances described in the Governing Documents of DSAQ and the Trust Agreement, DSAQ’s Governing Documents and DSAQ’s final prospectus dated September 23, 2021. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 or in cash. DSAQ has performed all material obligations required to be performed by it to-date under,

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and complied in all material respects with the terms of, the Trust Agreement, and is not in default, breach or delinquent in performance in any material respect under the Trust Agreement, and, to the knowledge of DSAQ, no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no Proceedings pending or, to the knowledge of DSAQ, threatened with respect to the Trust Account. Since September 28, 2021, DSAQ has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of DSAQ to dissolve or liquidate pursuant to DSAQ’s Governing Documents shall terminate, and, as of the Effective Time, DSAQ shall have no obligation whatsoever pursuant to DSAQ’s Governing Documents to dissolve and liquidate the assets of DSAQ by reason of the consummation of the transactions contemplated hereby. Following the Effective Time, no holder of DSAQ Shares shall be entitled to receive any amount from the Trust Account except to the extent such holder is a Redeeming Stockholder.

Section 4.06 SEC Filings. DSAQ has timely filed or furnished all required registration statements, forms, reports, schedules and other documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing through the date of this Agreement, the “DSAQ SEC Reports”), and, as of the Closing, shall have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement/Proxy Statement, the “Additional DSAQ SEC Reports”). All DSAQ SEC Reports, Additional DSAQ SEC Reports, any correspondence from or to the SEC or the Current Stock Exchange (other than such correspondence in connection with the initial public offering of DSAQ) and all certifications and statements required by (i) Rule 13a-14 or 15d-14 under the Exchange Act or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing are, or will be, as applicable, available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. The DSAQ SEC Reports were, and the Additional DSAQ SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The DSAQ SEC Reports did not, and the Additional DSAQ SEC Reports will not, as of their respective dates of filing with the SEC (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were or will be made, not misleading (for purposes of the Additional DSAQ SEC Reports, assuming that the representation and warranty set forth in Section 3.24 is true and correct in all respects with respect to all information supplied by or on behalf of the Blade Group expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the DSAQ SEC Reports.

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Section 4.07 Internal Controls; Listing; Financial Statements.

(a) Except as is not required in reliance on exemptions from various reporting requirements by virtue of DSAQ’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) DSAQ has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act), which are, to DSAQ’s knowledge, sufficient to provide reasonable assurance regarding the reliability of DSAQ’s financial reporting and the preparation of DSAQ’s Financial Statements for external purposes in accordance with GAAP and (ii) DSAQ has established and maintained disclosure controls and procedures as required under Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to DSAQ is made known to DSAQ’s principal executive officer and principal financial officer by others within DSAQ.

(b) DSAQ has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Since its initial public offering through the date of this Agreement, except as set forth in Section 4.07(c) of the DSAQ Disclosure Schedules, DSAQ has complied in all material respects with all applicable listing and corporate governance rules and regulations of the Current Stock Exchange. As of the date of this Agreement, (i) the DSAQ Units, DSAQ Class A Shares and DSAQ Warrants are registered pursuant to Section 12(b) of the Exchange Act, and (ii) the DSAQ Units and DSAQ Class A Shares are listed for trading on the Current Stock Exchange. As of the date of this Agreement, there is no Proceeding pending or, to DSAQ’s knowledge, threatened against DSAQ by the Current Stock Exchange or the SEC with respect to any intention by such entity to deregister the DSAQ Units, DSAQ Class A Shares or DSAQ Warrants, or prohibit or terminate the listing of DSAQ Units or DSAQ Class A Shares on the Current Stock Exchange. DSAQ has not taken any action that is designed to terminate the registration of DSAQ Units, DSAQ Class A Shares or DSAQ Warrants under the Exchange Act.

(d) The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the DSAQ SEC Reports (the “DSAQ Financial Statements”) (i) fairly present in all material respects the financial position of DSAQ as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods indicated (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (iii) in the case of the audited DSAQ Financial Statements, were audited in accordance with the standards of the standards of the Public Company Accounting Oversight Board (the “PCAOB”) and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

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(e) DSAQ has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for DSAQ’s and its Subsidiaries’ assets. DSAQ maintains and, for all periods covered by the DSAQ Financial Statements, has maintained books and records of DSAQ in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of DSAQ in all material respects.

(f) Since its incorporation, neither DSAQ (including any employee thereof) nor DSAQ’s independent auditors have identified or been made aware of: (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by DSAQ; (ii) any fraud, whether or not material, that involves DSAQ’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by DSAQ; or (iii) any claim or allegation regarding any of the foregoing.

(g) Section 4.07(g) of the DSAQ Disclosure Schedules sets forth the principal amount of all of the outstanding Indebtedness for borrowed money, as of the date hereof, of DSAQ.

Section 4.08 No Undisclosed Liabilities. Except for the Liabilities (a) set forth or disclosed in the DSAQ Financial Statements included in the DSAQ SEC Reports, (b) that are DSAQ Transaction Expenses or that are or were otherwise incurred in connection with the negotiation, preparation or execution of this Agreement or any other Transaction Document, the performance of its covenants or agreements in this Agreement or any other Transaction Document or the consummation of the Transactions or (c) that have arisen since the date of DSAQ’s most recent consolidated balance sheets (and the notes thereto) included in the DSAQ SEC Reports, DSAQ does not have any Liabilities that are required by GAAP to be set forth on a consolidated balance sheet of DSAQ, whether or not accrued, contingent or otherwise.

Section 4.09 Litigation. There is no Proceeding pending or, to DSAQ’s knowledge, threatened against or involving DSAQ that, if adversely decided or resolved, would have a DSAQ Material Adverse Effect. As of the date of this Agreement, neither DSAQ nor any of its properties or assets is subject to any material Governmental Order. As of the date of this Agreement, there are no material Proceedings by DSAQ pending against any other Person.

Section 4.10 Compliance with Laws. DSAQ is (and since its incorporation has been) in compliance with all applicable Laws, except as would not reasonably be expected to be, individually or in the aggregate, material to DSAQ.

Section 4.11 Material Contracts.

(a) As of the date of this Agreement, other than this Agreement, the Transaction Documents and any Contracts related to DSAQ Transaction Expenses, there are no Contracts to which DSAQ is a party or by which any of its properties or assets may be bound, subject or affected, which creates or imposes a Liability greater than $250,000 (each, a “DSAQ Material Contract”).

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(b) With respect to each DSAQ Material Contract: (i) such DSAQ Material Contract was entered into at arms’ length and in the ordinary course of business, (ii) the DSAQ Material Contract is legal, valid, binding and enforceable in all material respects against DSAQ and, to the knowledge of DSAQ, the other parties thereto, and is in full force and effect; (iii) DSAQ is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by DSAQ, or permit termination or acceleration by the other party, under such DSAQ Material Contract; and (iv) to the Knowledge of DSAQ, no other party to any DSAQ Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by DSAQ under any DSAQ Material Contract.

Section 4.12 Business Activities.

(a) Since its incorporation, DSAQ has not conducted any business activities other than activities related to DSAQ’s initial public offering, existence as a public company, or directed toward the accomplishment of a business combination.

(b) DSAQ does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c) DSAQ does not own or lease any real property or material personal property.

Section 4.13 Employee Benefit Plans. DSAQ has not ever had any employees. DSAQ does not maintain, sponsor or contribute to, any Benefit Plan or employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) or any other plan, policy, program, arrangement or agreement that provides compensation and/or benefits to any current or former employee, officer, director or individual independent contractor thereof (“DSAQ Benefit Plans”), nor does DSAQ have any obligation or commitment to create or adopt any such DSAQ Benefit Plan.

Section 4.14 Taxes.

(a) All material Tax Returns required by Law to be filed by DSAQ have been timely filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete in all material respects.

(b) All material amounts of Taxes due and owing by DSAQ have been paid, other than Taxes which are not yet due and payable or are being contested in good faith by appropriate Proceedings and for which reserves have been established in accordance with GAAP.

(c) DSAQ has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority and (iii) complied in all material respects with applicable Law with respect to Tax withholding, including all reporting and record keeping requirements.

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(d) No written claim has been made by any Governmental Authority in a jurisdiction where DSAQ does not file Tax Returns of a particular type that DSAQ is or may be subject to taxation of such type by, or required to file Tax Returns of such type in, such jurisdiction which claim has not been withdrawn or otherwise resolved.

(e) DSAQ is not a party to, or bound by, any Tax allocation, Tax sharing, Tax indemnification or similar agreement that will remain in effect after the Closing Date (other than customary provisions in agreements the primary purpose of which does not relate to Taxes).

(f) DSAQ is not engaged in any material audit, administrative Proceeding or judicial Proceeding with respect to a material amount of Taxes. DSAQ has not received any written notice from a Governmental Authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved.

(g) There are no Liens with respect to material Taxes on any of the assets of DSAQ, other than Permitted Liens.

(h) DSAQ does not have any material liability for the Taxes of any Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case of clause (i), (ii) and (iii), for liabilities pursuant to commercial Contracts not primarily relating to Taxes or customary financing arrangements).

(i) DSAQ has not taken any action (or permitted any action to be taken) or failed to take any action, nor is DSAQ aware of any fact, plan or circumstance, which action, failure to act, fact, plan or circumstance would reasonably be expected to prevent the Merger, together with the Note Conversion and the Pre-Closing Reorganization, from qualifying for the U.S. Intended Tax Treatment, in each case other than as contemplated by this Agreement or any other Transaction Document.

(j) DSAQ will not be required to pay any Tax after the Closing Date as a result of (i) the delay of payment of employment Taxes under any COVID-19 Measure or any similar notice or order or law or (ii) the advance refunding or receipt of credits under any COVID-19 Measure.

Section 4.15 Absence of Changes. Since December 31, 2022 and through the date of this Agreement, (a) there has not been any event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a DSAQ Material Adverse Effect and (b) except as expressly contemplated by this Agreement, any other Transaction Document or in connection with the Transactions, DSAQ has conducted its business in the ordinary course in all material respects, other than due to any actions taken due to any COVID-19 Measure.

Section 4.16 Transactions with Affiliates. Except for the Contracts set forth on the DSAQ Disclosure Schedules, there are no Contracts between (a) DSAQ, on the one hand, and any (b) officer, director, employee, partner, member, manager, beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of DSAQ, any Affiliate of DSAQ or any immediate family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “DSAQ Related Party”).

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Section 4.17 Investment Company Act. DSAQ is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company,” in each case, within the meaning of the Investment Company Act of 1940.

Section 4.18 DSAQ Recommendation. The DSAQ Board has, at a meeting duly called and held at which all directors of DSAQ were present, duly and unanimously adopted resolutions (a) determining that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, and in the best interests of, DSAQ and the holders of DSAQ Shares, (b) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) directing that this Agreement be submitted to the holders of DSAQ Shares for their adoption and (d) resolving to make the DSAQ Recommendation, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 6.06(b).

Section 4.19 Brokers. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of DSAQ for which DSAQ has any obligation.

Section 4.20 Information Supplied. None of the information supplied or to be supplied by, or on behalf of, DSAQ expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement, any other document submitted or to be submitted to any other Governmental Authority or any announcement or public statement regarding the transactions contemplated hereby (including, without limitation, the Signing Press Release), at (a) the time such information is filed, submitted or made publicly available (provided, if such information is revised by any subsequently filed amendment or supplement to the Registration Statement/Proxy Statement prior to the time the Registration Statement/Proxy Statement is declared effective by the SEC, this clause (a) shall solely refer to the time of such subsequent revision or supplement); (b) the time the Registration Statement/Proxy Statement is declared effective by the SEC; (c) the time the Registration Statement/Proxy Statement included is first mailed to DSAQ stockholders; (d) the time of the Special Meeting; (e) the time of the DSAQ Warrantholder Meeting or (f) the Closing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that DSAQ makes no representations or warranties as to the information contained in or omitted from the Registration Statement/Proxy Statement in reliance upon and in conformity with information furnished in writing to DSAQ by or on behalf of the Blade Group specifically for inclusion in the Registration Statement/Proxy Statement.

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ARTICLE V

COVENANTS OF THE BLADE GROUP

Section 5.01 Conduct of Business of the Blade Group During the Interim Period.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Blade Group shall, use commercially reasonable efforts to (i) conduct and operate the business of the Blade Group in the ordinary course of business and maintain all assets of the Blade Group in the ordinary course of business, (ii) preserve intact the current business organization and ongoing business of the Blade Group and maintain the existing relations and goodwill of the Blade Group with customers, suppliers, joint venture partners, distributors and creditors of the Blade Group and (iii) keep available the services of their present officers and other key employees, in each case, except as otherwise contemplated by and in accordance with this Agreement or any other Transaction Document, including, for the avoidance of doubt, with respect to the Pre-Closing Reorganization or a Permitted Financing, as required by applicable Law or COVID-19 Measures (provided, that the Blade Group shall promptly inform DSAQ of any actions taken pursuant to COVID-19 Measures), as set forth on Section 5.01(a) of the Blade Group Disclosure Schedules, or as consented to in writing by DSAQ (such consent not to be unreasonably withheld, conditioned or delayed).

(b) Without limiting the generality of the foregoing, except as otherwise contemplated by and in accordance with this Agreement or any other Transaction Document, including, for the avoidance of doubt, with respect to the Pre-Closing Reorganization and any Permitted Financing, as required by applicable Law or COVID-19 Measures, as set forth on Section 5.01(b) of the Blade Group Disclosure Schedules or as consented to in writing by DSAQ (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, the Blade Group shall not, do any of the following:

(i) (A) merge, consolidate, combine or amalgamate any member of the Blade Group with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a material portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(ii) (A) authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional Equity Securities of any member of the Blade Group, or adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any of the Equity Securities of any member of the Blade Group, or (B) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Equity Securities of any member of the Blade Group, except with respect to the foregoing clauses (A) and (B), (1) for the acquisition by any member of the Blade Group of any Equity Securities of any member of the Blade Group in connection with the forfeiture or cancellation of such Equity Securities or (2) for transactions between PubCo and any of its wholly owned Subsidiaries or between wholly owned Subsidiaries of PubCo;

(iii) adopt any amendments, supplements, restatements or modifications to the Governing Documents of any member of the Blade Group, except, with respect to PubCo’s Subsidiaries, (A) in the ordinary course of business, (B) as would not materially restrict the operations of such Subsidiary and (C) as would not have an adverse impact on DSAQ;

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(iv) adopt any amendments, supplements, restatements or modifications to the Transaction Documents;

(v) other than the issuance of shares by a wholly owned Subsidiary of PubCo to PubCo or another wholly-owned Subsidiary of PubCo, (A) make, declare or pay any dividend or distribution (whether in cash, stock or property) to any Person, or (B) transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien (other than Permitted Liens), (1) any Equity Securities of any member of the Blade Group or (2) any options, warrants, stock units, rights of conversion or other rights, agreements, arrangements or commitments obligating any member of the Blade Group to issue, deliver or sell any Equity Securities of any member of the Blade Group;

(vi) (A) issue or sell any debt securities or rights to acquire any debt securities of any member of the Blade Group or guarantee any debt securities of another Person, or (B) incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, other than ordinary course trade payables that are not past due;

(vii) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, make any material change in its existing borrowing or lending arrangements relating to such loans, advances, capital contributions or investments for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person, other than (A) the reimbursement of expenses of employees in the ordinary course of business and (B) loans solely between or among any members of the Blade Group;

(viii) (A) sell, transfer, assign, abandon, lease, sublease, license, sublicense or convey or otherwise dispose of any material assets (excluding Intellectual Property), properties or business of any member of the Blade Group (which shall, in all events, include all Owned Real Property and all Leased Real Property), other than dispositions of obsolete or worthless assets and other than in the ordinary course of business or (B) create, subject or incur any Lien on any material assets, properties or business of any member of the Blade Group (other than a Permitted Lien or in connection with the incurrence of Indebtedness otherwise permitted by this Section 5.01(b));

(ix) (A) transfer, sell, assign, abandon, license or sublicense (other than grant non-exclusive licenses in the ordinary course of business), let expire (other than expiration of Intellectual Property rights in accordance with its maximum statutory term) or otherwise dispose of any Intellectual Property or (B) disclose any trade secrets (other than pursuant to a written confidentiality agreement entered into in the ordinary course of business);

(x) other than in the ordinary course of business, (A) materially amend, modify or terminate, or waive or release any material rights, claims or benefits under, any Material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any Material Contract pursuant to its terms or entering into additional work or purchase orders pursuant to, and in accordance with the terms of, any Material Contract) or (B) enter into any Contract that would constitute a Material Contract had it been entered into prior to the date of this Agreement, assuming, in each case, for the purposes of this subsection that the requisite dollar threshold for qualifying as a Material Contract, if applicable, is $400,000;

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(xi) except as required under the terms of any Blade Group Benefit Plan, (A) materially amend or modify, adopt, enter into, establish or terminate any Blade Group Benefit Plan or any benefit or compensation plan, policy, program, agreement, arrangement or Contract that would be a material Blade Group Benefit Plan if in effect as of the date of this Agreement, (B) materially increase or agree to materially increase the compensation or benefits payable to any current or former director, manager, officer, individual service provider or employee with annual base compensation exceeding $50,000 (in each case, other than ordinary course merit-based base compensation increases of up to 10% prior to such change, consistent with past practice), (C) take any action to accelerate any payment, right to payment or benefit, vesting of any right to payment or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee or other individual service provider of the Blade Group, or (D) issue, grant or promise to grant any Equity Securities to any current or former employee, director or other individual service provider;

(xii) (A) waive, release, compromise, settle or satisfy any pending or threatened Proceeding or (B) enter into any settlement, conciliation or similar Contract, in each case of clauses (A) and (B), the performance of which would involve the payment by any member of the Blade Group, in each case, in excess of $100,000, or that imposes, or by its terms shall impose at any point in the future, any material, non-monetary obligations on any member of the Blade Group;

(xiii) negotiate, modify, extend, terminate, or enter into any Labor Agreement or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Blade Group;

(xiv) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could implicate any Employee Notice Layoff Laws;

(xv) hire, engage, terminate (without cause), furlough, or temporarily layoff any employee or individual service provider with annual base compensation in excess of $100,000;

(xvi) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

(xvii) make any capital expenditures (or commit to make any capital expenditures) that in the aggregate exceed $1,000,000, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Blade Group’s annual capital expenditure budget made available to DSAQ;

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(xviii) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

(xix) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any member of the Blade Group;

(xx) enter into any agreement that materially restricts the ability of any member of the Blade Group (including, following the Closing, PubCo and any of its Affiliates) to engage or compete in any material line of business, or enter into any agreement that restricts the ability of any member of the Blade Group (including, following the Closing, PubCo and any of its Affiliates) to enter a new material line of business;

(xxi) enter into, renew or amend in any material respect any Blade Group Related Party Contract;

(xxii) amend, modify, extend, renew or terminate any material Lease, or enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property;

(xxiii) enter into any material new line of business outside of (A) the business currently conducted by the Blade Group as of the date of this Agreement or (B) any business contemplated to be conducted in accordance with the Blade Group’s annual budget made available to DSAQ;

(xxiv) make, change or rescind any material election relating to Taxes; settle any Proceeding relating to material Taxes; file any amended material Tax Return; change or request to change any method of accounting for Tax purposes; waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes of or with respect to the Blade Group; or enter into any written agreement regarding Taxes with any Governmental Authority;

(xxv) knowingly take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Merger, together with the Note Conversion and the Pre-Closing Reorganization, from qualifying for the U.S. Intended Tax Treatment; or

(xxvi) enter into any Contract to take, or cause to be taken, or resolve to take, any of the actions set forth in this Section 5.01(b).

(c) Notwithstanding anything in this Agreement to the contrary, nothing set forth in this Agreement shall give DSAQ, directly or indirectly, the right to control or direct the operations of any member of the Blade Group during the Interim Period.

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Section 5.02 Trust Account Waiver. Each of PubCo, IndiaCo, Blade India and Merger Sub acknowledges that DSAQ is a blank check company with the power and privileges to effect a business combination, and that such Party has read the IPO Prospectus, DSAQ SEC Reports, DSAQ’s Governing Documents and the Trust Agreement and understands that DSAQ has established the Trust Account described therein for the benefit of DSAQ’s public shareholders and that disbursements from the Trust Account are available only in the limited circumstances set forth in the Trust Agreement. Each of PubCo, IndiaCo, Blade India and Merger Sub further acknowledges that, if the Transactions, or, in the event this Agreement is terminated pursuant to its terms, another business combination is not consummated by the last date for DSAQ to consummate its business combination pursuant to DSAQ’s Governing Documents (as amended by an Extension, if applicable), DSAQ shall be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, each of PubCo, IndiaCo, Blade India and Merger Sub (on behalf of itself and its Affiliates), notwithstanding anything to the contrary in this Agreement, hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account or to collect from the Trust Account any monies that may be owed to them by DSAQ or any of its Affiliates for any reason whatsoever, and shall not seek recourse against the Trust Account at any time for any reason whatsoever, including for any Willful Breach of this Agreement; provided, that nothing herein shall serve to limit or prohibit PubCo’s, IndiaCo’s, Blade India’s or Merger Sub’s right to pursue a claim against DSAQ or any of its Affiliates for legal relief against assets held outside of the Trust Account (including from and after the consummation of a business combination other than as contemplated by this Agreement) or pursuant to Section 10.14 for specific performance or other injunctive relief (so long as such claim would not affect DSAQ’s ability to fulfill its redemption obligations). This Section 5.02 shall survive the termination of this Agreement for any reason.

Section 5.03 DSAQ D&O Indemnification and Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors, officers, members, managers and employees of DSAQ, as provided in DSAQ’s Governing Documents or otherwise in effect as of the Closing Date, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the Transactions and shall continue in full force and effect from and after the Closing for a period of six (6) years and (ii) PubCo shall, and shall cause the Surviving SPAC to, perform and discharge all obligations to provide such indemnity and exculpation during such six-year period in each case to the maximum extent permitted by applicable Law. To the maximum extent permitted by applicable Law, during such six-year period, PubCo shall, and shall cause the Surviving SPAC to, advance expenses in connection with such indemnification as provided in DSAQ’s Governing Documents. The indemnification and liability limitation or exculpation provisions of DSAQ’s Governing Documents shall not, during such six-year period, be amended, repealed or otherwise modified after the Closing in any manner that would adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were directors or officers of DSAQ (the “DSAQ D&O Persons”) to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to Closing and relating to the fact that such DSAQ D&O Person was a director or officer of DSAQ prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

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(b) PubCo shall not have any obligation under this Section 5.03 to any DSAQ D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such DSAQ D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) If PubCo or any of its respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall Transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of PubCo shall assume all of the obligations set forth in this Section 5.03.

(d) The DSAQ D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.03 are intended to be third-party beneficiaries of this Section 5.03. This Section 5.03 shall survive the consummation of the Transactions and shall be binding on all successors and assigns of the Blade Group.

Section 5.04 Blade Group D&O Indemnification and Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors, officers, members, managers and employees of any member of the Blade Group, as provided in such any member of the Blade Group’s Governing Documents or otherwise in effect as of the date of the Closing, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the Transactions and shall continue in full force and effect from and after the Closing for a period of six (6) years and (ii) PubCo shall cause each other member of the Blade Group to perform and discharge all obligations to provide such indemnity and exculpation during such six-year period in each case to the maximum extent permitted by applicable Law. To the maximum extent permitted by applicable Law, during such six-year period, PubCo shall cause each member of the Blade Group to advance expenses in connection with such indemnification as provided in such member of the Blade Group’s Governing Documents. The indemnification and liability limitation or exculpation provisions of the Blade Group’s Governing Documents shall not, during such six-year period, be amended, repealed or otherwise modified after the Closing in any manner that would adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were directors or officers of any member of the Blade Group (the “Blade Group D&O Persons”) to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to Closing and relating to the fact that such Blade Group D&O Person was a director or officer of any member of the Blade Group prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(b) PubCo shall not have any obligation under this Section 5.04 to any Blade Group D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Blade Group D&O Person in the manner contemplated hereby is prohibited by applicable Law.

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(c) PubCo shall purchase, at or prior to the Closing, and maintain, or cause to be maintained, in effect for a period of six (6) years after the Closing Date, without any lapse in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are covered by any comparable insurance policies of DSAQ as of the date of this Agreement with respect to matters occurring on or prior to the Closing (the “DSAQ D&O Tail Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under DSAQ’s directors’ and officers’ liability insurance policies as of the date of this Agreement; provided, that PubCo shall not be obligated to pay a premium for such “tail” policy in excess of 300% of the most recent annual premium paid by DSAQ prior to the date of this Agreement and, in such event, PubCo shall purchase the maximum coverage available for 300% of the most recent annual premium paid by DSAQ prior to the date of this Agreement.

(d) If PubCo or any of its respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall Transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of PubCo shall assume all of the obligations set forth in this Section 5.04.

(e) The Blade Group D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.04 are intended to be third-party beneficiaries of this Section 5.04. This Section 5.04 shall survive the consummation of the Transactions and shall be binding on all successors and assigns of the Blade Group.

Section 5.05 Financial Information.

(a) As soon as reasonably practicable following the date of this Agreement (and in any event no later than thirty (30) days following the date of this Agreement), the Blade Group shall use reasonable best efforts to deliver to PubCo and DSAQ the audited financial statements of Blade India and its Subsidiaries or PubCo, as applicable, as of and for the years ended March 31, 2022 (the “2022 Blade Group Audited Financial Statements”) and March 31, 2023 (the “2023 Blade Group Audited Financial Statements”) and the unaudited financial statements of Blade India and its Subsidiaries or PubCo, as applicable, as of and for the six (6) months ended September 30, 2023 (the “Interim Unaudited Financial Statements”). In addition, as soon as reasonably practicable following the end of the reportable period of such financial statements, the Blade Group shall use reasonable best efforts to deliver to PubCo and DSAQ, the audited financial statements of Blade India and its Subsidiaries or PubCo, as applicable, as of and for the year ended March 31, 2024, (the “2024 Blade Group Audited Financial Statements”) and any financial statements or similar reports of Blade India and its Subsidiaries, or PubCo, as applicable, required to be included in the Registration Statement/Proxy Statement, Form 6-K or Form 20-F filed in connection with and announcing the Closing or any other filings to be made with the SEC in connection with the transactions contemplated by this Agreement or any other Transaction Document (the “Other Blade Group Financial Statements”). The Other Blade Group Financial Statements, together with the 2022 Blade Group Audited Financial Statements, the 2023 Blade Group Audited Financial Statements, the Interim Unaudited Financial Statements and the 2024 Blade Group Audited Financial Statements (the “Closing Blade Group Financial Statements”) (i) shall be prepared in accordance with GAAP and Indian Accounting Standards, as applicable, applied on a consistent basis throughout the periods indicated (except, in the case of any audited financial statements, as may be specifically indicated in the notes thereto and subject, in the case of any unaudited financial

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statements, to normal year-end audit adjustments (none of which is expected to be, individually or in the aggregate, material) and the absence of notes thereto), (ii) shall fairly present, in all material respects, the financial position, results of operations, stockholders’ deficit and cash flows of IndiaCo and its Subsidiaries, or PubCo, as applicable, as at the date thereof and for the period indicated therein (subject to, in the case of any unaudited financial statements, normal year-end audit adjustments (none of which is expected to be, individually or in the aggregate, material)), (iii) in the case of any audited financial statements, shall be (A) certified as audited in accordance with GAAP and the standards of the PCAOB by a PCAOB qualified auditor upon the filing of the initial Registration Statement/Proxy, (B) shall contain an unqualified report of the Blade Group’s auditors, and PubCo’s auditors, if applicable, and (C) shall be substantially identical in all material respects to the unaudited Financial Statements from the same period that are attached as Section 3.06 of the Blade Group Disclosure Schedules and (iv) shall comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates of delivery (including Regulation S-X or Regulation S-K, as applicable).

(b) The members of the Blade Group shall use their respective reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manger such as to not unreasonably interfere with the normal operation of the Blade Group in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement/Proxy Statement and any other filings to be made by PubCo or DSAQ with the SEC in connection with the Transactions and (ii) to obtain the consents of PubCo’s auditors, if applicable, with respect thereto as may be required by applicable Law or requested by the SEC.

Section 5.06 Stock Exchange Listing. PubCo shall, use its reasonable best efforts to cause the PubCo Class A Ordinary Shares that constitute the DSAQ Share Consideration and, if applicable, the PubCo Warrants assumed in connection with the Merger to be approved for listing on the Stock Exchange (and DSAQ and Merger Sub shall reasonably cooperate in connection therewith), subject only to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Closing Date and to cause PubCo to satisfy any applicable initial and continuing listing requirements of the applicable Stock Exchange.

Section 5.07 Pre-Closing Reorganization. Prior to the Closing and in connection with the Merger, PubCo shall complete a reorganization, in accordance with the steps and transactions set forth on Exhibit C attached hereto, with such modifications as PubCo and DSAQ may agree in writing (not to be unreasonably withheld, conditioned or delayed by either Party) (such transactions, the “Pre-Closing Reorganization”). The definitive documentation with respect to the Pre-Closing Reorganization shall be reasonably satisfactory to DSAQ. PubCo shall consider in good faith any comments to the definitive documentation with respect to the Pre-Closing Reorganization provided by or on behalf of DSAQ, and PubCo shall revise such definitive documentation to incorporate any changes PubCo and DSAQ determine are necessary or appropriate given such comments. In connection with the consummation of the Pre-Closing Reorganization, PubCo shall adopt new memorandum and articles of association to be in substantially the form attached hereto as Exhibit D (the “PubCo New Articles of Association”), as the same may be subject to further revisions or amendments as may be agreed between PubCo and DSAQ. Prior to the Pre-Closing Reorganization, Blade India shall procure, and following the Pre- Closing Reorganization, IndiaCo shall procure, that, in each such case, Transhermes shall not transfer, dispose of, forgive or otherwise waive the obligations of a counterparty under any of its assets, including prepaid amounts with respect to products or services.

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Section 5.08 Employee Matters. Prior to the Closing, the PubCo Board shall approve and adopt an incentive equity plan in a form mutually agreed upon between PubCo and DSAQ (the “Incentive Equity Plan”), reserving ten percent (10%) of the aggregate number of PubCo Ordinary Shares issued and outstanding immediately after the Closing on a fully-diluted, as converted and as exercised basis. As soon as reasonably practicable and permitted following the Closing Date and subject to stockholder approval of the Incentive Equity Plan, PubCo shall take commercially reasonable efforts to file an effective registration statement on Form S-8 (or other applicable form) with respect to the PubCo Class A Ordinary Shares issuable under the Incentive Equity Plan, and PubCo shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Equity Plan remain outstanding.

Section 5.09 Termination of Blade Group Related Party Contracts. The Principal Shareholders and the Blade Group shall take, or cause to be taken, all actions necessary or advisable to terminate, effective as of the Closing, all Blade Group Related Party Contracts other than such Contracts set forth on Section 5.09 of the Blade Group Disclosure Schedules.

Section 5.10 Hunch Reorganization. During the Interim Period, Blade India, the Principal Shareholders and the members of the Blade Group shall execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the Hunch Reorganization, including by applying for and procuring the material registrations, licenses and permits required by IndiaCo in relation to the operation and conduct of the business undertakings transferred pursuant to the Slump Sale.

Section 5.11 Indian Foreign Exchange Control Laws. IndiaCo shall not conduct and/or engage in and/or undertake any business activity in which foreign direct investment of 100% under the automatic route (as understood under the extant Indian Foreign Exchange Control Laws) is not permitted. Transhermes shall not, and IndiaCo and Blade India, as applicable, shall procure that Transhermes shall not, conduct and/or engage in and/or undertake any business activity that is restricted or prohibited from receiving overseas direct investment in accordance with the extant Indian Foreign Exchange Control Laws.

Section 5.12 Re-Registration of PubCo. Prior to the Closing, PubCo shall re-register as an Irish public company limited by shares and change its name to “Hunch Technologies PLC” or such other name as agreed between the Parties.

Section 5.13 Approval of this Agreement. By virtue of its execution and delivery of this Agreement, PubCo, in its capacity as the holder of the requisite Equity Securities of each of Merger Sub and IndiaCo, hereby approves and adopts this Agreement and the transactions contemplated hereby and in the Transaction Documents.

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Section 5.14 Capital Reduction. PubCo shall, as soon as reasonably practicable following Closing and subject to the Irish High Court issuing a confirming order under Section 85 of Companies Act 2014, undertake an Irish High Court approved share capital reduction pursuant to Sections 84 to 86 of the Companies Act 2014 to create distributable reserves in PubCo in an amount up to the value of the share premium (and any other reserves capable of capitalisation) created by the Transactions (or such lower amount as may properly be approved by the PubCo Board).

Section 5.15 Intellectual Property and Data Protection. IndiaCo shall, as promptly as practicable after the date of this Agreement:

(a) appoint a point of contact, notify such appointment to the Indian Computer Emergency Response Team (“CERT-In”) and comply with the other requirements (including formulation of a policy) under the Directions (under Section 70B(6) of the Information Technology Act, 2000) issued by CERT-In on April 28, 2022;

(b) adopt (i) a privacy policy in compliance with the requirements under the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, (ii) a data retention policy allowing for retention of data, collected in connection with its business, solely for the purposes for which such information/data is collected, unless otherwise required under applicable Law, and (iii) a policy to collect Aadhaar numbers only in obscured or masked form or as virtual ID or collect alternative identity proof where practicable and where Aadhaar numbers are required to be submitted for provident fund purposes, the policy should provide for a process requiring their employees to directly submit their Aadhaar numbers to the employees provident fund organization; and

(c) apply for procurement of ISO 127001.

ARTICLE VI

COVENANTS OF DSAQ

Section 6.01 Conduct of DSAQ During the Interim Period.

(a) During the Interim Period, DSAQ shall not, except as otherwise contemplated by this Agreement or any other Transaction Document, as required by applicable Law or COVID-19 Measures, as set forth on Section 6.01 of the DSAQ Disclosure Schedules or as consented to in writing by PubCo (such consent not to be unreasonably withheld, conditioned or delayed), or as contemplated by the DSAQ Warrant Amendment, do any of the following:

(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of DSAQ, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of DSAQ, other than, for the avoidance of doubt, in connection with the DSAQ Stockholder Redemptions;

(ii) (A) merge, consolidate, combine or amalgamate DSAQ with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or any portion of the assets of any corporation, partnership, association or other business entity or organization or division thereof);

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(iii) adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any of its Equity Securities;

(iv) adopt any amendments, supplements, restatements or modifications to the Trust Agreement or DSAQ’s Governing Documents;

(v) transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien (other than Permitted Liens) (A) any of its Equity Securities or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating DSAQ to issue, deliver or sell any of its Equity Securities;

(vi) incur, guarantee or otherwise become liable for any Indebtedness, other than the incurrence of Indebtedness pursuant to working capital loans in an aggregate amount not to exceed $750,000;

(vii) make any loans or advances to, or capital contributions to, or guarantees for the benefit of, or any investments in, any other Person;

(viii) enter into any Contract, except for Contracts contemplated by this Agreement or Contracts related to the Transactions;

(ix) engage in any activities or business, other than activities or business (A) conducted by DSAQ as of the date of this Agreement (B) in connection with or incident or related to DSAQ’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence or as contemplated by the Additional DSAQ SEC Reports, (C) contemplated by, or incident or related to, this Agreement, the performance of covenants or agreements hereunder or thereunder or the consummation of the Transactions or (D) that are (1) administrative or ministerial and (2) immaterial in nature;

(x) adopt or enter into any material Benefit Plan or any material benefit or compensation plan, policy, program or Contract that would be a Benefit Plan if in effect as of the date of this Agreement;

(xi) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving DSAQ (other than as contemplated by this Agreement or any other Transaction Document);

(xii) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Merger, together with the Note Conversion and the Pre-Closing Reorganization, from qualifying for the U.S. Intended Tax Treatment; or

(xiii) enter into any agreement to do any of the action prohibited under this Section 6.01.

(b) Notwithstanding anything in this Section 6.01 or this Agreement to the contrary, nothing set forth in this Agreement shall give the Principal Shareholders or any member of the Blade Group, directly or indirectly, the right to control or direct the operations of DSAQ during the Interim Period.

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Section 6.02 Shareholder Litigation. In the event that any litigation related to the Transaction Documents or the Transactions is brought, or, to the knowledge of DSAQ, threatened in writing, against DSAQ or the DSAQ Board by any of DSAQ’s shareholders prior to the Closing, DSAQ shall promptly notify PubCo of any such litigation and keep PubCo reasonably informed with respect to the status thereof. DSAQ shall provide PubCo the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation (at PubCo’s sole cost and expense), and shall give due consideration to PubCo’s advice with respect to such litigation. Except as provided in Section 6.02 of the DSAQ Disclosure Schedules, DSAQ shall not settle any such litigation without the prior written consent of PubCo, such consent not to be unreasonably withheld, conditioned or delayed.

Section 6.03 DSAQ Public Filings. From the date of this Agreement through the Effective Time, DSAQ shall use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 6.04 Trust Account Proceeds and Redemptions. Upon satisfaction or (to the extent permitted by applicable Law) waiver of the Transaction Conditions (other than any Transaction Conditions that by their terms or nature are to be satisfied at the Closing) and provision of notice thereof to the Trustee (which notice DSAQ shall provide to the Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with and pursuant to the Trust Agreement, at the Closing, DSAQ (i) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) shall cause the Trustee to, and the Trustee shall thereupon be obligated to (A) pay as and when due all amounts payable to holders of DSAQ Shares pursuant to the DSAQ Stockholder Redemptions (including any excise Taxes payable in connection therewith), (B) pay income and other Tax obligations from any interest income earned in the Trust Account and (C) pay all remaining amounts then available in the Trust Account to DSAQ for immediate use (or otherwise in accordance with DSAQ’s instructions), subject to this Agreement and the Trust Agreement and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 6.05 De-Listing. Prior to the Closing, DSAQ shall reasonably cooperate with PubCo and use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary to de-list DSAQ Units and DSAQ Class A Shares from the applicable Stock Exchange on which such securities are trading and de-register such securities under the Exchange Act as soon as practicable following the Effective Time (and in no event later than five (5) Business Days thereafter).

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Section 6.06 No Change of Recommendation.

(a) Except as permitted by Section 6.06(b), the DSAQ Board, including any committee thereof, shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the DSAQ Recommendation in a manner adverse to the Blade Group; or

(ii) fail to include the DSAQ Recommendation in the Registration Statement/Proxy Statement (any of the actions set forth in the foregoing clauses (i) and (ii), a “DSAQ Change of Recommendation”).

(b) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to obtaining the Required DSAQ Stockholder Approval, the DSAQ Board determines in good faith, after consultation with its outside legal counsel that a Blade Group Material Adverse Effect has occurred on or after the date of this Agreement and as a result, the failure to make a DSAQ Change of Recommendation would be inconsistent with the DSAQ Board’s fiduciary duties under applicable Law, the DSAQ Board may, prior to obtaining the Required DSAQ Stockholder Approval, make a DSAQ Change of Recommendation; provided, however, that DSAQ shall not be entitled to make, or agree or resolve to make, a DSAQ Change of Recommendation unless (i) DSAQ delivers to PubCo a written notice (a “Material Adverse Effect Notice”) advising PubCo that the DSAQ Board proposes to take such action and containing the material facts underlying the DSAQ Board’s determination that a Blade Group Material Adverse Effect has occurred and that failure to make a DSAQ Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law and (ii) at or after 5:00 p.m., New York time, on the fourth Business Day immediately following the day on which DSAQ delivered the Material Adverse Effect Notice (such period from the time the Material Adverse Effect Notice is provided until 5:00 p.m., New York time, on the fourth Business Day immediately following the day on which DSAQ delivered the Material Adverse Effect Notice (it being understood that any material development with respect to a Blade Group Material Adverse Effect require a new notice but with an additional three (3) Business Day (instead of four (4) Business Day) period from the date of such notice), the “Material Adverse Effect Notice Period”), the DSAQ Board reaffirms in good faith (after consultation with its outside legal counsel and financial advisor) that the failure to make a DSAQ Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law. If requested by PubCo, DSAQ shall, and shall use its reasonable best efforts to cause its Representatives to, during the Material Adverse Effect Notice Period, engage in good faith negotiations with PubCo and its Representatives to make such adjustments in the terms and conditions of this Agreement so that the failure to make a DSAQ Change of Recommendation would not be inconsistent with the DSAQ Board’s fiduciary duties under applicable Law.

ARTICLE VII

JOINT COVENANTS

Section 7.01 Post-Closing PubCo Board. Prior to the Effective Time, PubCo shall take all actions necessary to cause, in each case, effective as of the Effective Time (a) the PubCo Board to be composed of seven (7) directors and (b) the initial directors of the PubCo Board to consist of (i) one (1) independent director as reasonably determined by Sponsor, (ii) the Chief Executive Officer of Hunch and (iii) five (5) independent directors as reasonably determined by Hunch, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Governing Documents of PubCo.

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Section 7.02 Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, each of DSAQ and PubCo shall, and, DSAQ shall cause its Affiliates, and PubCo shall cause its Subsidiaries to, (i) use reasonable best efforts to assemble, prepare and file notifications or any information (and, as needed, to supplement such notifications or information) as may be reasonably necessary to obtain as promptly as reasonably practicable all governmental and regulatory consents required to be obtained in connection with the Transactions, and, in the case of any notifications to be filed under the HSR Act, to submit such notifications no later than twenty (20) Business Days after the date of this Agreement, (ii) use reasonable best efforts to deliver the notices to, and/or obtain the consents of, the third parties set forth on Section 7.02(a) of the Blade Group Disclosure Schedules, in each case as set forth therein, in connection with the Transactions, (iii) use reasonable best efforts to take, or cause to be taken, and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as practicable the Transactions, including using reasonable best efforts to obtain all material approvals of Governmental Authorities that any of DSAQ, the Principal Shareholders, the Blade Group or their respective Affiliates are required to obtain in order to consummate the Transactions; provided, that in no event shall DSAQ or the Blade Group or any of their respective Affiliates be obligated to bear any expense, pay any fee (except as set forth in the last sentence of Section 7.02(b), and excluding any expenses or fees payable to the SEC in connection with the Transactions, including the Registration Statement/Proxy Statement) or grant any concession in connection with obtaining any such approvals, and that each Party shall bear its out-of-pocket costs and expenses in connection with obtaining any such approvals and (iv) take such other action as may reasonably be necessary or as any other Party may reasonably request to satisfy the conditions of the other Parties set forth in Article VIII or otherwise to comply with this Agreement.

(b) Each Party shall promptly inform the other Parties of any substantive communication between itself and any Governmental Authority regarding any of the Transactions. Without limiting the foregoing, no Party shall, and each Party shall cause its Affiliates not to, enter into any agreement with any Governmental Authority not to consummate the Transactions, except with the prior consent of the other Parties. In connection with obtaining any such approvals, nothing in this Section 7.02 obligates any Party or any of its Affiliates to agree to, and PubCo, with respect to the Blade Group, shall not without DSAQ’s written consent, agree with any Governmental Authority to (i) sell, license or otherwise dispose of, or hold separate or agree to sell, license or otherwise dispose of, any entities, assets or facilities of any member of the Blade Group or any entity, facility or asset of DSAQ and any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations of any Party or any of its Affiliates, (iii) amend, assign or terminate existing licenses or other Contracts of any Party or any of its Affiliates or (iv) enter into new licenses or other Contracts in respect of any Party or any of its Affiliates. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with such other Parties’ prior written consent (not to be unreasonably withheld, conditioned or delayed). Except to the extent otherwise constituting a Blade Group Transaction Expense hereunder, whether or not the Transactions are consummated, PubCo and DSAQ shall each be responsible for 50% of the filing fees paid or payable to any Governmental Authority (including filing fees under the HSR Act or any other applicable Law) in connection with the Transactions other than filing fees under the HSR Act for the acquisitions by PIPE Investors for the PIPE Investment (which shall be the sole responsibility of the PIPE Investors, as appropriate).

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(c) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the Parties shall give legal counsel for the other Parties a reasonable opportunity to review in advance, and shall consider in good faith the views of the other in connection with, any proposed material written communication to any Governmental Authority relating to the Transactions. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person, videoconference, or by telephone with any Governmental Authority in connection with the Transactions unless, to the extent not prohibited by such Governmental Authority, it consults with the other Parties in advance. Notwithstanding the foregoing, any materials shared may be redacted before being provided to the other Parties (i) to remove references concerning the valuation of the Blade Group, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to avoid disclosure of other competitively sensitive information or to address reasonable privilege or confidentiality concerns.

Section 7.03 PIPE Subscriptions.

(a) Unless otherwise approved in writing by PubCo, IndiaCo and DSAQ, and except for any actions that would not (i) increase conditionality of the Transactions or impose any new obligation on the Blade Group or DSAQ, (ii) reduce the amount of the Antara PIPE Investment or the Hunch PIPE Investment or (iii) reduce or impair the rights of DSAQ, IndiaCo or PubCo under the Antara Subscription Agreement or the Hunch Subscription Agreement, no member of the Blade Group nor DSAQ shall permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, the Antara Subscription Agreement or the Hunch Subscription Agreement, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision) (the approval from PubCo, IndiaCo or DSAQ not to be unreasonably withheld, conditioned or delayed).

(b) Unless otherwise approved in writing by PubCo, IndiaCo and DSAQ, neither PubCo, IndiaCo, nor DSAQ shall (i) enter into any PIPE Subscription Agreement or (ii) following execution of any PIPE Subscription Agreement, permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any PIPE Subscription Agreement, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision) (the approval from PubCo or DSAQ, with respect to this clause (ii) not to be unreasonably withheld, conditioned or delayed).

(c) Each of PubCo, IndiaCo and DSAQ shall use its reasonable best efforts to take, or to cause to be taken, all actions required or necessary, or that it otherwise deems to be proper or advisable, to consummate the transactions contemplated by the Antara Subscription Agreement and the Hunch Subscription Agreement and, following the execution thereof, any PIPE Subscription Agreement on the terms described in the Antara Subscription Agreement, the Hunch Subscription Agreement or such PIPE Subscription Agreement, as applicable, including using its reasonable best efforts to enforce its rights, as applicable, under the Antara Subscription Agreement, the Hunch Subscription Agreement or such PIPE Subscription Agreement, as applicable, to cause the

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other parties thereto to pay to (or as directed by) DSAQ, as applicable, the applicable subscription price thereunder in accordance with its terms. Each of PubCo, IndiaCo and DSAQ, as applicable, shall give the other party prompt written notice (e-mail being acceptable): (i) of the receipt of any request from any other party to the Antara Subscription Agreement, the Hunch Subscription Agreement or any PIPE Subscription Agreement, as applicable, for an amendment to, modification of, supplement to, waiver under or termination thereof; (ii) of any breach or default to the knowledge of such Party that (or any event or circumstance that, to the knowledge of such party, with or without notice, lapse of time or both) would give rise to any breach or default, by any party to the Antara Subscription Agreement, the Hunch Subscription Agreement or any PIPE Subscription Agreement, as applicable; (iii) of the receipt by such Party of any written notice or other written communication with respect to any actual or potential threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation of the Antara Subscription Agreement, the Hunch Subscription Agreement or any PIPE Subscription Agreement by another party thereto; and (iv) if such Party does not expect to receive all or any portion of the applicable purchase price under the Antara Subscription Agreement, the Hunch Subscription Agreement or any PIPE Subscription Agreement in accordance with its terms.

(d) During the Interim Period, DSAQ, on the one hand, and the Blade Group, on the other hand, shall use their respective reasonable best efforts to, and shall instruct their respective financial advisors to, keep the Parties reasonably informed with respect to the Antara PIPE Investment, the Hunch PIPE Investment and the PIPE Investment, including by (i) providing regular updates and (ii) consulting and cooperating with, and considering in good faith any feedback from, DSAQ, the Blade Group, or their respective financial advisors with respect to such matters; provided, that none of their respective financial advisors shall be entitled to any fees with respect to the Antara PIPE Investment, the Hunch PIPE Investment or the PIPE Investment unless otherwise mutually agreed by each of DSAQ, IndiaCo and PubCo in writing.

Section 7.04 Registration Statement/Proxy Statement; DSAQ Special Meeting; Warrantholder Meeting.

(a) Registration Statement/Proxy Statement.

(i) As promptly as practicable following the date of this Agreement, DSAQ, and PubCo shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by any of the Parties), and PubCo shall file with the SEC, the Registration Statement/Proxy Statement. Each of DSAQ and PubCo shall use its reasonable best efforts to (A) cause the Registration Statement/Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to PubCo, the provision of financial statements for the Blade Group for all periods, and in the form, required to be included in the Registration Statement/Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC), (B) promptly notify the other Parties of, reasonably cooperate with each other Party with respect to and respond promptly to, any comments of the SEC or its staff, (C) have the Registration Statement/Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC and (D) keep the Registration Statement/Proxy Statement effective through the Closing in order to permit the consummation of the Transactions. Without limiting the generality of the foregoing, PubCo and DSAQ shall reasonably cooperate in connection with the preparation for inclusion in the Registration Statement/Proxy Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required for the Registration Statement/Proxy Statement.

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(ii) DSAQ, on the one hand, and the Blade Group, on the other hand, shall promptly furnish to the other all information concerning such Party and its Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 7.04(a) or for including in any other statement, filing, notice or application made by or on behalf of DSAQ or PubCo to the SEC or the applicable Stock Exchange in connection with the Transactions, including delivering customary Tax representation letters to counsel to enable counsel to deliver any Tax opinions requested or required by the SEC or to be submitted in connection therewith as described in Section 7.07(a). If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement/Proxy Statement, then (A) such Party shall promptly inform, in the case of DSAQ, PubCo, or, in the case of the Principal Shareholders or a member of the Blade Group, DSAQ, thereof, (B) such Party shall prepare and mutually agree upon with, in the case of DSAQ, PubCo, or, in the case of the Principal Shareholders or any member of the Blade Group, DSAQ (such agreement not to be unreasonably withheld, conditioned or delayed by any Party), an amendment or supplement to the Registration Statement/Proxy Statement, (C) PubCo shall file such mutually agreed upon amendment or supplement with the SEC and (D) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing DSAQ Holders. PubCo shall promptly advise DSAQ of the time of effectiveness of the Registration Statement/Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of PubCo Class A Ordinary Shares and, if applicable, PubCo Warrants for offering or sale in any jurisdiction. Each of DSAQ and PubCo shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(iii) Each of the Parties shall use its reasonable best efforts to ensure that none of the information related to such Party or any of such Party’s Representatives, supplied by such Party or on such Party’s behalf for inclusion or incorporation by reference in the Registration Statement/Proxy Statement shall, at the time the Registration Statement/Proxy Statement is filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b) DSAQ Special Meeting; Warrantholder Meeting. As promptly as practicable following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act and, in any event within forty-five (45) days of the effectiveness of the Registration Statement/Proxy Statement, DSAQ shall (a) duly give notice of (x) a meeting of the Pre-Closing DSAQ Holders (the “Special Meeting”) and (y) a meeting of the holders of DSAQ Warrants (the “DSAQ Warrantholder Meeting”), (b) cause the Registration Statement/Proxy Statement to be mailed to the Pre-Closing DSAQ Holders and the holders of

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DSAQ Warrants and (c) duly convene and hold the Special Meeting and the DSAQ Warrantholder Meeting, in each case, in accordance with the Governing Documents of DSAQ and applicable Law, for the purposes of obtaining the Required DSAQ Stockholder Approval and the approval of the DSAQ Warrant Amendment Proposal, respectively, and, if applicable, any approvals related thereto and providing its stockholders with the opportunity to elect to effect the DSAQ Stockholder Redemptions. DSAQ shall, through the DSAQ Board, (A) recommend to its stockholders, except as permitted by Section 6.06(b), (i) the DSAQ Recommendation, and include such recommendation in the Registration Statement/Proxy Statement (the “Business Combination Proposal”), (ii) the approval of the issuance of the DSAQ Preferred Shares in connection with the Antara PIPE Investment as required by NYSE listing requirements (the “NYSE Proposal”), (iii) the adoption and approval of any other proposals as either the SEC or the applicable Stock Exchange (or the respective staff members thereof) may indicate are necessary in its comments to the Registration Statement/Proxy Statement or in correspondence related thereto, and of any other proposals reasonably agreed by DSAQ and PubCo as necessary or appropriate in connection with the consummation of the Transactions, (iv) the adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing, or to allow reasonable time for the DSAQ Board to accept reversals of elections to redeem DSAQ Class A Shares by the Pre-Closing DSAQ Holders (such proposals in clauses (i) through (iv) together, the “Transaction Proposals”), and (B) recommend to the holders of the DSAQ Warrants (1) the adoption and approval of an amendment to the DSAQ Warrant Agreement to provide that, effective immediately prior to the Effective Time, each DSAQ Warrant will automatically convert into one-fifth (1/5) of one DSAQ Class A Share (with no fractional shares being issued if less than five (5) DSAQ Warrants are held) (the “DSAQ Warrant Amendment”), and after giving effect to the DSAQ Warrant Amendment, no DSAQ Warrants will be outstanding, and the DSAQ Class A Shares resulting from such conversion will, at the Effective Time, be automatically cancelled and extinguished and converted into the right to receive PubCo Class A Ordinary Shares and CVRs in accordance with Section 2.01(b)(vi)(2), and (2) any other matters necessary or advisable to effect the DSAQ Warrant Amendment (such proposals in (B)(1) and (B)(2), together, the “DSAQ Warrant Amendment Proposal”), and include such recommendations in the Registration Statement/Proxy Statement; provided, that DSAQ may postpone or adjourn the Special Meeting or the DSAQ Warrantholder Meeting, as applicable, (A) to solicit additional proxies for the purpose of obtaining the Required DSAQ Stockholder Approval or the approval of the DSAQ Warrant Amendment Proposal, as applicable, (B) for the absence of a quorum, (C) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that DSAQ has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing DSAQ Holders and holders of DSAQ Warrants prior to the Special Meeting or the DSAQ Warrantholder Meeting, as applicable or (D) to allow reasonable time for the DSAQ Board to accept reversals of elections to redeem DSAQ Class A Shares by the Pre-Closing DSAQ Holders; provided, further, that in no event shall DSAQ adjourn the Special Meeting or the DSAQ Warrantholder Meeting, as applicable, for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date more than thirty (30) Business Days after the original date of the Special Meeting or the DSAQ Warrantholder Meeting, as applicable, or, without the consent of the Principal Shareholders, to a date that is beyond the Termination Date.

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Section 7.05 Exclusive Dealing.

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, each of PubCo, IndiaCo, Blade India and Merger Sub shall not, and shall cause their Representatives not to, directly or indirectly, (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), knowingly facilitate (including by commencing due diligence), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Blade Alternate Transaction, (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Blade Alternate Transaction, (iii) enter into any Contract or other arrangement or understanding regarding a Blade Alternate Transaction, (iv) make any filings with the SEC in connection with a public offering of any Equity Securities or other securities of the Blade Group (or any Affiliate or successor of the Blade Group) or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person (other than DSAQ) to do or seek to do any of the foregoing or seek to circumvent this Section 7.05(b) or further a Blade Alternate Transaction. Each of PubCo, IndiaCo, Blade India and Merger Sub also agree that, promptly following the execution of this Agreement, it shall, and shall cause each of its Subsidiaries to and shall use its reasonable best efforts to cause its and their Representatives to, (A) cease any solicitations, discussions or negotiations with any Person (other than the Parties and their respective Representatives) conducted prior to the execution of this Agreement in connection with any Blade Alternate Transaction or any inquiry or request for information that could reasonably be expected to lead to, or result in, a Blade Alternate Transaction and (B) terminate access to any physical or electronic data room maintained by or on behalf of the Principal Shareholder or the Blade Group and instruct each Person that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring all or a portion of the Blade Group to return or destroy all confidential information furnished to such Person by or on behalf of the Blade Group prior to the date hereof.

(b) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, DSAQ shall not, and shall cause its Representatives not to, directly or indirectly (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), knowingly facilitate (including by commencing due diligence), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to an DSAQ Alternate Transaction, (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a DSAQ Alternate Transaction, (iii) enter into any Contract or other arrangement or understanding regarding a DSAQ Alternate Transaction or (iv) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person (other than the Principal Shareholders and the Blade Group) to do or seek to do any of the foregoing or seek to circumvent this Section 7.05(b) or further a DSAQ Alternate Transaction. DSAQ agrees that, promptly following the execution of this Agreement, it shall, and shall cause its Representatives (in each such Person’s capacity as a Representative of DSAQ) to, (A) cease any solicitations, discussions or negotiations related to any DSAQ Alternate Transaction with any Person (other than the Parties and their respective Representatives) conducted prior to the execution of this Agreement in connection with any DSAQ Alternate Transaction or any inquiry or request for information that could reasonably be expected to lead to, or result in, a DSAQ Alternate Transaction and (B) instruct each Person that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of a DSAQ Alternate Transaction to return or destroy all confidential information furnished to such Person by or on behalf of DSAQ or any of its Representatives prior to the date hereof.

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Section 7.06 Tax Matters.

(a) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration, VAT and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions (“Transfer Taxes”) (excluding, for the avoidance of doubt, the DSAQ Stockholder Redemptions) shall be borne and paid by the Blade Group. PubCo and DSAQ shall reasonably cooperate to minimize or reduce any Transfer Taxes to the extent permitted under applicable law. Blade Group shall also, at its own expense, file all necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, PubCo and DSAQ shall join in the execution of any such Tax Returns.

(b) The Parties intend that for U.S. federal (and applicable state and local) income Tax purposes the Merger, together with the Note Conversion and the Pre-Closing Reorganization, shall qualify for the U.S. Intended Tax Treatment. Each Party shall, and each Party shall cause its respective Affiliates to use best efforts to cause the Merger, together with the Note Conversion and the Pre-Closing Reorganization, to qualify for the U.S. Intended Tax Treatment. The Surviving SPAC shall not be liquidated for a period of twenty-four (24) months following the Closing Date, and the Surviving SPAC shall retain sufficient assets during such twenty-four (24) months such that the Surviving SPAC is not considered to be deemed to be liquidated for U.S. federal income tax purposes (which assets shall not be less than twenty-five percent (25%) of the cash in the Trust Account immediately following the deduction of amounts required to satisfy the DSAQ Stockholder Redemptions). For purposes of the immediately preceding sentence, the Surviving SPAC may make loans to other Persons and the obligations to the Surviving SPAC as a result of such loans shall be taken into account in determining the assets of the Surviving SPAC. Each Party shall file all Tax Returns relating to U.S. federal (and applicable state and local) income Tax consistent with, and no Party shall take any position for purposes of U.S. federal (and applicable state and local) income Tax inconsistent with (whether in audits, Tax Returns or otherwise), such treatment unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code. Each of the Parties agrees to promptly notify all other Parties of any challenge to the U.S. Intended Tax Treatment by any Governmental Authority. Notwithstanding anything to the contrary herein, if, after the date hereof DSAQ, in its sole discretion, determines that the Transaction is not reasonably expected to qualify for the U.S. Intended Tax Treatment, the parties shall use their commercially reasonable best efforts to restructure the Transactions contemplated hereby (such restructured transactions, the “Alternative Transaction Structure”) in a manner that is reasonably expected to cause the Alternative Transaction Structure to so qualify for a mutually preferred tax treatment.

(c) Following the Closing Date, PubCo shall, or shall cause Surviving SPAC to, comply with the Tax reporting obligations of Treasury Regulations Section 1.367(a)-3(c)(6), to the extent permitted under applicable Law. PubCo acknowledges that any historic DSAQ stockholder who owns five percent (5%) or more of PubCo shares immediately after the Closing, as determined under Section 367 of the Code and the Treasury Regulations promulgated thereunder, may enter into (and cause to be filed with the IRS) a gain recognition agreement in

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accordance with Treasury Regulations Section 1.367(a)-8. Upon the written request of any such historic DSAQ stockholder made following the Closing Date, PubCo shall (i) use reasonable efforts to furnish to such historic DSAQ stockholder such information as such historic DSAQ stockholder reasonably requests in connection with such historic DSAQ stockholder’s preparation of a gain recognition agreement, and (ii) use reasonable efforts to provide such historic DSAQ stockholder with the information reasonably requested by such historic DSAQ stockholder for purposes of determining whether there has been a gain “triggering event” under the terms of such historic DSAQ stockholder’s gain recognition agreement.

(d) If, in connection with the preparation and filing of the Registration Statement/Proxy Statement, the SEC requests or requires that Tax opinions be prepared and submitted in such connection, DSAQ, and PubCo, as applicable, shall use commercially reasonable efforts to deliver to Kirkland & Ellis LLP (or such other reputable law or accounting firm with expertise in U.S. federal income Tax matters mutually agreed by DSAQ and the Principal Shareholders (an “Alternative Advisor”)) customary Tax representation letters satisfactory to Kirkland & Ellis LLP (or such Alternative Advisor, as the case may be) dated and executed as of the date the Registration Statement/Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement/Proxy Statement, and, if required, Kirkland & Ellis LLP (or such Alternative Advisor, as applicable) shall furnish an opinion to DSAQ, subject to customary assumptions and limitations, to the effect that the U.S. Intended Tax Treatment should apply to the Transactions.

(e) At or no more than thirty (30) days prior to the Closing, DSAQ shall deliver to PubCo a duly executed certificate and notice in compliance with Treasury Regulations Section 1.1445-2(c) and 1.897-2(h), certifying that DSAQ is not, and has not been at any time during the five (5) year period ending on the Closing Date, a U.S. real property holding corporation within the meaning of 897(c)(2) of the Code and the Treasury Regulations thereunder. After the Closing Date, DSAQ shall mail the notice referred to above to the IRS within the time frame provided in Treasury Regulations Section 1.897-2(h)(2)(v).

Section 7.07 Confidentiality; Access to Information; Publicity; Notification of Certain Matters.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are hereby incorporated herein by reference mutatis mutandis and shall apply to such disclosures.

(b) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Blade Group shall provide, or cause to be provided, to DSAQ and its Representatives during normal business hours reasonable access to the directors, officers, books, records and properties of the Blade Group (in a manner so as to not interfere with the normal business operations of the Blade Group); provided, that such access shall not include any environmental sampling, monitoring, testing or other surface, subsurface or invasive investigation, assessment or analysis of soil, groundwater, building materials, air or other environmental media,

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and such access may be limited by PubCo in response to COVID-19 Measures to the extent reasonably necessary (i) to protect the health and safety of the managers, officers, directors, partners, members, equityholders, employees, advisors, consultants, agents or other Representatives, or customers, lessors, suppliers, vendors or other commercial partners of the Blade Group or (ii) in order to comply with any applicable COVID-19 Measures (provided, that, in case of each of clauses (i) and (ii), the Blade Group shall use reasonable best efforts to provide (x) such access as can reasonably be provided (or otherwise convey such information regarding the applicable matter as can reasonably be conveyed, including through remote communication) or (y) such information, in a manner without risking the health and safety of such Persons or violating such COVID-19 Measures). Notwithstanding the foregoing, the Blade Group shall not be required to provide to DSAQ or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any member of the Blade Group is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally binding obligation of the Blade Group with respect to confidentiality, nondisclosure or privacy or (D) jeopardize protections afforded to the Blade Group under the attorney-client privilege or the attorney work product doctrine (provided, that, in the case of each of clauses (A) through (D), the Blade Group shall use reasonable best efforts to provide (1) such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (2) such information in a manner without violating such privilege, doctrine, Contract, obligation or Law) or (ii) if the Blade Group, on the one hand, and DSAQ or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided, that PubCo shall, in the case of clause (i) or (ii), as promptly as practicable provide written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law.

(c) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, DSAQ shall provide, or cause to be provided, to PubCo during normal business hours reasonable access to the directors, officers, books and records and properties of DSAQ (in a manner so as to not interfere with the normal business operations of DSAQ); provided, that such access may be limited by DSAQ, in response to COVID-19 Measures to the extent reasonably necessary (i) to protect the health and safety of DSAQ and its managers, officers, directors, partners, members, equityholders, employees, advisors, consultants, agents or other Representatives, or customers, lessors, suppliers, vendors or other commercial partners or (ii) in order to comply with any applicable COVID-19 Measures (provided, that in case of each of clauses (i) and (ii), DSAQ shall use reasonable best efforts to provide (i) such access as can reasonably be provided (or otherwise convey such information regarding the applicable matter as can reasonably be conveyed, including through remote communication) or (ii) such information, in a manner without risking the health and safety of such Persons or violating such COVID-19 Measures). Notwithstanding the foregoing, DSAQ shall not be required to provide to the Principal Shareholders, PubCo, the Blade Group or any of their respective Representatives any information (i) if and to the extent doing so would (A) violate any Law to which DSAQ is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally binding obligation of DSAQ with respect to confidentiality, nondisclosure or privacy or (D) jeopardize protections afforded to DSAQ under the attorney-client privilege or the attorney work product doctrine (provided, that in the case of each of clauses (A)

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through (D), DSAQ shall use reasonable best efforts to provide (1) such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (2) such information in a manner without violating such privilege, doctrine, Contract, obligation or Law) or (ii) if DSAQ, on the one hand, and any member of the Blade Group, any Principal Shareholder or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided, that DSAQ shall, in the case of clause (i) or (ii), as promptly as practicable provide written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law.

(d) None of the Parties or any of their respective Affiliates shall issue any press release or make any public announcement or other communication regarding this Agreement or the Transactions, or any matter related to the foregoing, without first obtaining the prior consent of, prior to the Closing, PubCo and DSAQ or, after the Closing, PubCo and Sponsor, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that each Party, Sponsor and their respective Representatives may issue or make, as applicable, any such press release, public announcement or other communication (i) if such press release, public announcement or other communication is required by applicable Law, in which case, (A) prior to the Closing, the disclosing Party or its applicable Representatives shall, unless and to the extent prohibited by such applicable Law, (1) if the disclosing Person is DSAQ or a Representative of DSAQ, reasonably consult with PubCo in connection therewith and provide PubCo with an opportunity to review and comment on such press release, public announcement or communication and shall consider any such comments in good faith or (2) if the disclosing Party is a Principal Shareholder, any member of the Blade Group or any of their respective Representatives, reasonably consult with DSAQ in connection therewith and provide DSAQ with an opportunity to review and comment on such press release, public announcement or communication and shall consider any such comments in good faith or (B) after the Closing, the disclosing Party or its applicable Representatives shall, unless and to the extent prohibited by such applicable Law, (1) if the disclosing Person is Sponsor or a Representative of Sponsor, reasonably consult with PubCo in connection therewith and provide PubCo with an opportunity to review and comment on such press release, public announcement or communication and consider any such comments in good faith and (2) if the disclosing Person is a Principal Shareholder, PubCo or a Representative thereof, reasonably consult with Sponsor in connection therewith and provide Sponsor with an opportunity to review and comment on such press release, public announcement or communication and consider any such comments in good faith, (ii) to the extent such press release, public announcement or other communication contains only information previously disclosed in accordance with this Section 7.07(d) and (iii) to Governmental Authorities in connection with any consents required to be made under this Agreement, the other Transaction Documents or in connection with the Transactions; provided, further, that the DSAQ Board may issue or make, as applicable, any such press release, public announcement or other communication in connection with a DSAQ Change in Recommendation.

(e) The initial press release concerning this Agreement and the Transactions shall be a joint press release in the form agreed by PubCo and DSAQ prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as practicable after the execution of this Agreement on the day thereof or the first Business Day immediately thereafter. Promptly after the execution of this Agreement, DSAQ shall

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file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which Signing Filing shall be mutually agreed upon by the Principal Shareholders and DSAQ. The Blade Group, on the one hand, and DSAQ, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Principal Shareholders or DSAQ, as applicable) a press release announcing the consummation of the Transactions (the “Closing Press Release”) prior to the Closing, and, on the Closing Date (or such other date as may be mutually agreed to in writing by DSAQ and PubCo prior to the Closing), the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), PubCo shall file a current report on Form 6-K or 20-F (the “Closing Filing”) with a description of the Closing as required by Securities Laws, which Closing Filing shall be mutually agreed upon by PubCo and DSAQ prior to the Closing (such agreement not to be unreasonably withheld, conditioned or delayed by either PubCo or DSAQ, as applicable). In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders and such other matters as may be reasonably necessary for such press release or filing.

(f) The members of the Blade Group shall promptly notify DSAQ of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement and (ii) any breach of any covenant or agreement or the failure of any representation or warranty of a Principal Shareholder or a member of the Blade Group to be true and correct; provided, however, that no such notification or the failure to provide such notification shall in and of itself affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties hereunder or result, in and of itself, in the failure of a condition set forth in Article VIII.

(g) DSAQ shall promptly notify the Blade Group of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement and (ii) any breach of any covenant or agreement or the failure of any representation or warranty of DSAQ to be true and correct; provided, however, that no such notification or the failure to provide such notification shall in and of itself affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties hereunder or result, in and of itself, in the failure of a condition set forth in Article VIII.

Section 7.08 Post-Closing Cooperation; Further Assurances. Following the Closing, each Party shall, upon the request of any other Party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement, the other Transaction Documents, the Transactions and the Hunch Reorganization.

Section 7.09 Extension. Following the date hereof, DSAQ shall, as necessary, use commercially reasonable efforts to prepare and file with the SEC a proxy statement (such proxy statement, together with any amendments or supplements to such proxy statement, the “Extension Proxy Statement”), pursuant to which it shall seek the approval of the holders of DSAQ Shares to

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amend DSAQ’s Governing Documents to extend the deadline by which DSAQ must complete a business combination in accordance with its Governing Documents as currently in effect (such date, the “Business Combination Deadline”) to June 28, 2024 or such other date as agreed to in writing by DSAQ and PubCo (an “Extension”). DSAQ shall use commercially reasonable efforts to cause the Extension Proxy Statement to be disseminated to holders of DSAQ Shares and convene and hold a meeting of such holders in accordance with DSAQ’s Governing Documents for purposes of approving such Extension.

ARTICLE VIII

CONDITIONS TO OBLIGATIONS

Section 8.01 Conditions to Obligations of the Parties. The obligations of the Parties to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:

(a) no Law or other legal restraint or prohibition issued by any court of competent jurisdiction or other Governmental Authority preventing the consummation of the Transactions shall be in effect;

(b) the Registration Statement/Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC and remain in effect with respect to the Registration Statement/Proxy Statement;

(c) the Required DSAQ Stockholder Approval shall have been obtained;

(d) the PubCo Class A Ordinary Shares that constitute the DSAQ Share Consideration shall have been approved for listing on the Stock Exchange, subject only to notice of issuance;

(e) PubCo shall have entered into a composition agreement with the Revenue Commissioners of Ireland and a Special Eligibility Agreement for Securities with the Depository Trust Company in respect of PubCo Class A Ordinary Shares and, if the DSAQ Warrants are assumed pursuant to this Agreement, PubCo Warrants, both of which are in full force and effect and enforceable in accordance with their respective terms; and

(f) PubCo, Sponsor and the Principal Shareholders shall have executed the Registration Rights Agreement.

Section 8.02 Additional Conditions to the Obligations of PubCo, IndiaCo, Blade India and Merger Sub. The obligation of PubCo, IndiaCo, Blade India and Merger Sub to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, waiver by PubCo of the following further conditions:

(a) (i) the DSAQ Fundamental Representations shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in the first sentence of Section 4.04(a)

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shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representation and warranty set forth in Section 4.15(a) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date and (iv) the other representations and warranties of DSAQ in Article IV (other than the DSAQ Fundamental Representations and the representations and warranties set forth in the first sentence of Section 4.04(a) and Section 4.15(a)) shall be true and correct (without giving effect to any limitations as to “materiality” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually and in the aggregate has not had a DSAQ Material Adverse Effect;

(b) the covenants and agreements of DSAQ contained in this Agreement to be performed prior to the Closing shall have been performed in all material respects;

(c) DSAQ shall have delivered, or caused to be delivered, to PubCo a certificate, duly executed by an authorized officer of DSAQ, dated as of the Closing Date, to the effect that the conditions specified in Section 8.02(a) and Section 8.02(b) are satisfied;

(d) the consummation of the Antara PIPE Investment, including, without limitation, the receipt of the proceeds of the Antara PIPE Investment by DSAQ; and

(e) immediately prior to the Closing, Antara shall be the beneficial owner of at least 955,100 DSAQ Class A Shares, and Antara will not have elected to have such DSAQ Class A Shares redeemed by DSAQ in connection with the Special Meeting.

Section 8.03 Additional Conditions to Obligations of DSAQ. The obligations of DSAQ to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, waiver by DSAQ of the following further conditions:

(a) (i) the Blade Group Fundamental Representations shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in the first and second sentences of Section 3.04(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), and (iii) the representations and warranties of the Blade Group, as applicable, set forth in Article III (other than the Blade Group Fundamental Representations and the representations and warranties set forth in the first and second sentences of Section 3.04(a)) shall

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be true and correct (without giving effect to any limitation as to “materiality” or “Blade Group Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually and in the aggregate has not had a Blade Group Material Adverse Effect;

(b) the covenants and agreements of PubCo, IndiaCo, Blade India and Merger Sub contained in this Agreement to be performed prior to the Closing shall have been performed in all material respects;

(c) since the date of this Agreement, there shall not have been a Blade Group Material Adverse Effect;

(d) the Pre-Closing Reorganization shall have been completed;

(e) PubCo shall have delivered, or caused to be delivered, to DSAQ a certificate duly executed by an authorized officer of PubCo dated as of the Closing Date, to the effect that the conditions specified in Section 8.03(a), Section 8.03(b), Section 8.03(c) and Section 8.03(d) are satisfied; and

(f) the consummation of the Hunch PIPE Investment, including, without limitation, the receipt of the proceeds of the Hunch PIPE Investment by PubCo.

Section 8.04 Frustration of Conditions. No member of the Blade Group may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was proximately caused by a member of the Blade Group’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 7.02, or another breach by any such Party of this Agreement. DSAQ may not rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was proximately caused by DSAQ’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 7.02, or another breach by DSAQ of this Agreement.

ARTICLE IX

TERMINATION

Section 9.01 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a) by mutual written consent of PubCo and DSAQ;

(b) by written notice to PubCo from DSAQ, if any of the representations or warranties set forth in Article III shall not be true and correct or if any member of the Blade Group have failed to perform any covenant or agreement on the part of any member of the Blade Group set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 8.03(a) or Section 8.03(b) would not be satisfied at the Closing and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured prior to the earlier of (i) thirty (30) days after written notice thereof is delivered to PubCo by DSAQ and (ii) the Termination Date; provided, however, that DSAQ is not then in material breach of this Agreement;

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(c) by written notice to DSAQ from PubCo, if any of the representations or warranties set forth in Article IV shall not be true and correct or if DSAQ has failed to perform any covenant or agreement on the part of DSAQ set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 8.02(a) or Section 8.02(b) would not be satisfied at the Closing and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured prior to the earlier of (i) thirty (30) days after written notice thereof is delivered to DSAQ and (ii) the Termination Date; provided, however, that no member of the Blade Group is then in material breach of this Agreement;

(d) by either DSAQ or PubCo, if the Transactions shall not have been consummated on or prior to March 28, 2024 (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.01(d) shall not be available to (i) DSAQ if DSAQ’s breach of any of its covenants or obligations under this Agreement shall have been the primary cause of the failure to consummate the Transactions on or before the Termination Date or (ii) PubCo if the breach by any member of the Blade Group of any of their respective covenants or obligations under this Agreement shall have been the primary cause of the failure to consummate the Transactions on or before the Termination Date; provided, further, that if an Extension is obtained pursuant to Section 7.09, the Termination Date shall be automatically extended to the earlier of (I) June 28, 2024, and (II) the last date for DSAQ to consummate its business combination pursuant to such Extension;

(e) by either DSAQ or PubCo, if any Governmental Authority shall have issued a Governmental Order or taken any other action enjoining, restraining or otherwise prohibiting the Transactions and such Governmental Order or other action shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 9.01(e) shall not be available to (i) DSAQ if DSAQ’s breach of any of its covenants or obligations under Section 7.02 shall have been the primary cause of the entry of such Governmental Order or (ii) PubCo if the breach by any member of the Blade Group of any of their respective covenants or obligations under Section 7.02 shall have been the primary cause of the entry of such Governmental Order; or

(f) by either DSAQ or PubCo, if the Special Meeting has been held (including any adjournment or postponement thereof) and has concluded, and the Pre-Closing DSAQ Holders have duly voted and the Required DSAQ Stockholder Approval was not obtained.

Section 9.02 Effect of Termination. Except as otherwise set forth in this Section 9.02 or Section 10.14, in the event of the termination of this Agreement pursuant to Section 9.01, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties) with the exception of (a) Section 5.02 (No Claim Against the Trust Account), Section 7.07 (Confidentiality; Access to Information; Publicity), this Section 9.02 (Effect of Termination), Article X (Miscellaneous) and Section 1.01 (Definitions) (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with its terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 9.01 shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Actual Fraud with respect to the representations and warranties in Article III and Article IV.

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ARTICLE X

MISCELLANEOUS

Section 10.01 Waiver. No (a) extension of time for the performance of any of the obligations or other acts of a Party set forth herein may be granted or (b) provision of this Agreement may be waived, as applicable, unless such extension or waiver, as applicable, is in writing and signed by or on behalf of the Party or Parties granting such extension or waiver (which granting party shall be (i) DSAQ in the case of an extension or waiver granted to any other Party or (ii) PubCo in the case of an extension or waiver granted to DSAQ). Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of DSAQ, on the one hand, or PubCo, on the other hand, to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 10.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by email (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)	If to DSAQ:

5717 Legacy Drive, Suite 250

Plano, TX 75024

Attn: Ryan Bright

Email: jrb@directsellingcapital.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

2049 Century Park East, Suite 3700

Los Angeles, CA 90067

Attn: Dov Kogen

Email: dov.kogen@kirkland.com

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn:    Christian O. Nagler, P.C.

            Peter S. Seligson, P.C.

            Marshall P. Shaffer, P.C.

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Email: cnagler@kirkland.com

            peter.seligson@kirkland.com

            marshall.shaffer@kirkland.com

(b)	If to PubCo, Merger Sub, IndiaCo, Blade India or the Surviving SPAC:

5th Floor, The Circle, Millenium City Centre,

Gurugram Sec 29, Haryana 122002, India

Attn: Mr. Amit Dutta

Email: amit@flyblade.in

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105, U.S.A.

Attn:    Meredith Laitner, Esq.

            David H. Landau, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

E-mail: mlaitner@egsllp.com

             dlandau@egsllp.com

or to such other address or addresses as the Parties may from time to time designate in writing. Without limiting the foregoing, any Party may give any notice or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.

Section 10.03 Assignment. No Party shall assign this Agreement or any part hereof without (a) in the case of any Party other than DSAQ, the prior written consent of DSAQ and (b) in the case of DSAQ, the prior written consent of PubCo, and any such assignment without such prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

Section 10.04 Rights of Third Parties. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.03 and Section 5.04, the last two sentences of this Section 10.04, Section 10.15 and Section 10.16, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Sponsor shall be an express third-party beneficiary of Section 7.01, Section 7.07(d) and Section 10.05. Legal counsel identified in Section 10.18 shall be express third-party beneficiaries of Section 10.18.

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Section 10.05 Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the other Transaction Documents, the Transactions and the Hunch Reorganization, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided, for the avoidance of doubt, that (a) if this Agreement is terminated in accordance with its terms, PubCo or the Principal Shareholders, as applicable, shall pay, or cause to be paid, all unpaid Blade Group Transaction Expenses and DSAQ shall pay, or cause to be paid, all unpaid DSAQ Transaction Expenses and (b) if the Closing occurs, then PubCo shall pay, or cause to be paid, all unpaid DSAQ Transaction Expenses and all unpaid Blade Group Transaction Expenses.

Section 10.06 Governing Law. This Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of, or relating to, any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) or the Transactions, shall be governed by, and enforced in accordance with, the internal Laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Section 10.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 10.08 Exhibits and Schedules. All Exhibits and Schedules or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in Sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Schedules corresponding to any Section or subsection of Article III (in the case of the Blade Group Disclosure Schedules) or Article IV (in the case of the DSAQ Disclosure Schedules) shall be deemed to have been disclosed with respect to every other Section and subsection of Article III (in the case of the Blade Group Disclosure Schedules) or Article IV (in the case of the DSAQ Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article III or Article IV may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 10.09 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement), the other Transaction Documents and that certain Confidentiality Agreement, executed as of February 13, 2023, by and between DSAQ and Blade India (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between the Parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

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Section 10.10 Amendments. This Agreement may be amended or modified only by a written agreement executed and delivered by DSAQ, on the one hand, and PubCo and IndiaCo, on the other hand. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 10.10 shall be void ab initio.

Section 10.11 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

Section 10.12 Jurisdiction. Any Proceeding based upon, arising out of, or relating to, this Agreement or the Transactions must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the Parties irrevocably (a) submits to the exclusive jurisdiction of each such court in any such Proceeding, (b) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum in such courts, (c) agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court and (d) agrees not to bring any Proceeding based upon, arising out of or relating to, this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 10.12.

Section 10.13 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, PROCEEDING OR CAUSE OF ACTION BASED UPON, ARISING OUT OF, OR RELATING TO, THIS AGREEMENT OR THE TRANSACTIONS, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, PROCEEDING OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH

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OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.13.

Section 10.14 Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) or any other Transaction Document in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement or any other Transaction Document and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 9.01, this being in addition to any other remedy to which they are entitled under this Agreement or any other Transaction Document and (b) the right of specific enforcement is an integral part of the Transactions and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it shall not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement or any other Transaction Document and to enforce specifically the terms and provisions of this Agreement or any other Transaction Document in accordance with this Section 10.14 shall not be required to provide any bond or other security in connection with any such injunction.

Section 10.15 Non-Recourse. Subject in all respects to the last sentence of this Section 10.15, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or relating to, this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any Liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any Party under this Agreement of or for any claim based upon, arising out of, or relating to, this Agreement or the Transactions. Notwithstanding the foregoing, nothing in this Section 10.15 shall limit, amend or waive any rights or obligations of any party to any other Transaction Document with respect to the other parties thereto.

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Section 10.16 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements or other provisions, shall survive the Closing, and all of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements or other provisions, shall terminate and expire upon the occurrence of the Closing (and there shall be no Liability after the Closing in respect thereof), in each case, except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part at or after the Closing, and then only with respect to any breaches occurring at or after the Closing and (b) this Article X, which, in each case, shall surviving the Closing.

Section 10.17 Acknowledgements.

(a) Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation, (ii) the representations and warranties of PubCo, IndiaCo, Blade India and Merger Sub in Article III constitute the sole and exclusive representations and warranties of the Principal Shareholders, PubCo, IndiaCo, Blade India and Merger Sub in connection with the Transactions, (iii) the representations and warranties of DSAQ in Article IV constitute the sole and exclusive representations and warranties of DSAQ in connection with the Transactions, (iv) except for the representations and warranties of the Principal Shareholders, PubCo, IndiaCo, Blade India and Merger Sub in Article III and the representations and warranties of DSAQ in Article IV, none of the Parties or any other Person makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Subsidiaries), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of such Party or its Subsidiaries or the Transactions and all other representations and warranties of any kind or nature expressed or implied (including (A) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any Party or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party (or any Party’s Subsidiaries) and (B) relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries), or the quality, quantity or condition of any Party’s or its Subsidiaries’ assets) are specifically disclaimed by all Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries) and (v) each Party and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the representations and warranties of PubCo, IndiaCo, Blade India and Merger Sub in Article III and the representations and warranties of DSAQ in Article IV. Except as otherwise expressly set forth in this Agreement, DSAQ understands and agrees that any assets, properties and business of the Blade Group are furnished “as is,” “where is” and subject to and except for the representations and warranties of PubCo, IndiaCo, Blade India and Merger Sub in Article III or as provided in any certificate delivered in accordance with Section 8.03(e) with all faults and without any other representation or warranty of any nature whatsoever. Nothing in this Section 10.17(a) shall relieve any Party of liability in the case of Actual Fraud committed by such Party.

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(b) The Blade Group acknowledge that any restatement, revision or other modification of the DSAQ SEC Reports or Additional DSAQ SEC Reports in connection with the review of any agreements, orders, comments or other guidance from the staff of the SEC, whether made prior to or following the date of this Agreement, regarding the accounting policies of DSAQ included in any DSAQ SEC Report or Additional DSAQ SEC Report shall be deemed not material for purposes of this Agreement.

(c) Effective upon Closing, each of the Parties waives, on its own behalf and on behalf of its respective Affiliates and Representatives, to the fullest extent permitted under applicable Law, any and all rights, Proceedings and causes of action it may have against any other Party or their respective Subsidiaries and any of their respective current or former Affiliates or Representatives relating to the operation of any Party or its Subsidiaries or their respective businesses prior to the Closing or relating to the subject matter of this Agreement, the Schedules or the Exhibits to this Agreement, whether arising under or based upon any federal, state, local or foreign Law or otherwise. Each Party acknowledges and agrees that it shall not assert, institute or maintain any Proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 10.17. Notwithstanding anything herein to the contrary, nothing in this Section 10.17(c) shall preclude any Party from seeking any remedy for Actual Fraud by a Party solely and exclusively with respect to the making of any representation or warranty by it in Article III or Article IV (as applicable). Each Party shall have the right to enforce this Section 10.17 on behalf of any Person that would be benefitted or protected by this Section 10.17 if they were a party hereto. The foregoing agreements, acknowledgements, disclaimers and waivers are irrevocable. For the avoidance of doubt, nothing in this Section 10.17 shall limit, modify, restrict or operate as a waiver with respect to, any rights any Party may have under any written agreement entered into in connection with the transactions that are contemplated by this Agreement, including any other Transaction Document.

Section 10.18 Conflicts and Privilege.

(a) The Parties acknowledge and agree, on behalf of their respective successors and assigns (including, after the Closing, the Surviving SPAC), that, in the event a dispute with respect to this Agreement, the Transactions or the Hunch Reorganization arises after the Closing between or among (i) Sponsor, the former shareholders or holders of other equity interests of DSAQ or stockholders or holders of other equity interests of Sponsor and/or any of the foregoing persons respective directors, members, partners, officers, employees or Affiliates (other than the Principal Shareholder or the Blade Group) (collectively, the “DSAQ Group”), on the one hand, and (ii) PubCo and/or any member of the Principal Shareholder Group, on the other hand, any legal counsel, including Kirkland & Ellis LLP (“Kirkland”), that represented DSAQ and/or Sponsor prior to the Closing may represent Sponsor and/or any member of the DSAQ Group in such dispute even though the interests of such Persons may be directly adverse to PubCo or the Surviving SPAC, and even though such counsel may have represented PubCo and/or the Surviving SPAC in a matter substantially related to such dispute, or may be handling ongoing matters for

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PubCo or the Surviving SPAC and/or the Sponsor. The Parties, on behalf of their respective successors and assigns (including, after the Closing, the Surviving SPAC), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding based upon, arising out of, or relating to, this Agreement, any other Transaction Document, the Transactions or the Hunch Reorganization) between or among Sponsor and/or any other member of the DSAQ Group, on the one hand, and Kirkland, on the other hand (the “Kirkland Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Transactions and belong to the DSAQ Group after the Closing, and shall not pass to or be claimed or controlled by PubCo. Notwithstanding the foregoing, any privileged communications or information shared by PubCo prior to the Closing with DSAQ or Sponsor under a common interest agreement shall remain the privileged communications or information of PubCo. PubCo, together with any of its Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Kirkland Privileged Communications, whether located in the records or email server of PubCo, the Surviving SPAC or their respective Subsidiaries, in any Proceeding against or involving any of the Parties after the Closing, and PubCo agree not to assert that any privilege has been waived as to the Kirkland Privileged Communications, by virtue of the Transactions.

(b) The Parties acknowledge and agree, on behalf of their respective successors and assigns (including, after the Closing, the Surviving SPAC), that, in the event a dispute with respect to this Agreement, the Transactions or the Hunch Reorganization arises after the Closing between or among (i) the Principal Shareholders, the former shareholders or holders of other equity interests of the Principal Shareholders and/or any of the foregoing persons respective directors, members, partners, officers, employees or Affiliates (other than the Blade Group) (collectively, the “Principal Shareholder Group”), on the one hand, and (ii) the Blade Group and/or any member of the DSAQ Group, on the other hand, any legal counsel, including Ellenoff Grossman & Schole LLP (“Ellenoff”) that represented the Blade Group or the Principal Shareholders prior to the Closing may represent any member of the Principal Shareholder Group in such dispute even though the interests of such Persons may be directly adverse to the Blade Group, and even though such counsel may have represented PubCo in a matter substantially related to such dispute, or may be handling ongoing matters for PubCo. The Parties, on behalf of their respective successors and assigns (including, after the Closing, the Surviving SPAC), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding based upon, arising out of, or relating to, this Agreement, any other Transaction Document, the Transactions or the Hunch Reorganization) between or among the Principal Shareholder and/or the Blade Group and/or any other member of the Principal Shareholder Group, on the one hand, and Ellenoff, on the other hand (the “Ellenoff Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Transactions and belong to the Principal Shareholder Group after the Closing, and shall not pass to or be claimed or controlled by PubCo. Notwithstanding the foregoing, any privileged communications or information shared by DSAQ prior to the Closing with PubCo under a common interest agreement shall remain the privileged communications or information of DSAQ. PubCo, together with any of its Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Ellenoff Privileged Communications, whether located in the records or email server of PubCo, the Surviving SPAC or their respective Subsidiaries, in any Proceeding against or involving any of the Parties after the Closing, and PubCo agrees not to assert that any privilege has been waived as to the Ellenoff Privileged Communications, by virtue of the Transactions.

[Signature pages follow]

101

IN WITNESS WHEREOF, the Parties hereto have hereunto caused this Business Combination Agreement to be duly executed as of the date hereof.

DIRECT SELLING ACQUISITION CORP.

By:	/s/ Dave Wentz
Name: Dave Wentz
Title: Chief Executive Officer

AEROFLOW URBAN AIR MOBILITY PRIVATE LIMITED

By:	/s/ Vikram Singh
Name: Vikram Singh
Title: Director

HUNCH TECHNOLOGIES LIMITED

By:	/s/ Amit Dutta
Name: Amit Dutta
Title: Director

FLYBLADE (INDIA) PRIVATE LIMITED

By:	/s/ Brig Rajeev Varma
Name: Brig Rajeev Varma
Title: Director

HTL MERGER SUB LLC

By:	/s/ Amit Dutta
Name: Amit Dutta
Title: President

[Signature Page to Business Combination Agreement]

EXHIBIT A

FORM OF PRINCIPAL SHAREHOLDER SUPPORT AGREEMENT

[intentionally omitted]

A-1

EXHIBIT B

FORM OF SPONSOR SUPPORT AGREEMENT

[intentionally omitted]

B-1

EXHIBIT C

PRE-CLOSING REORGANIZATION

1.	Transhermes shall obtain as promptly as reasonably practicable the following governmental and regulatory consents in connection with the sale of entire shareholding of Transhermes to IndiaCo:

(a)

approval for change of constitution / shareholding of Transhermes from the jurisdictional approval committee under the Special Economic Zones Act, 2005 read with the Special Economic Zones Rules, 2006; and

(b)

approval from the International Financial Services Centres Authority under the Financial Services Centres Authority Act, 2019 read with the International Financial Services Centres Authority (Finance Company) Regulations, 2021.

2.	Upon obtaining the governmental regulatory consents set out above in (1):

(a)

Blade India shall immediately transfer, and procure the transfer of, all of the outstanding Equity Securities of Transhermes free and clear of any and all Liens, and together with all rights, title and interest attached thereto, to IndiaCo (and its nominee, it being clarified that the nominee shall hold such minimum number of shares of Transhermes as required for complying with the minimum shareholders requirement under (Indian) Companies Act 2013; provided that any share held by such nominee shall be in the name of IndiaCo as the beneficial owner in accordance with (Indian) Companies Act 2013) in exchange for an amount equal to the Share Acquisition Consideration;

(b)

PubCo and Blade India shall execute such documents as may be required by Airbus Helicopters, and PubCo shall transfer to Airbus Helicopters an amount of $260,000 being equal to the payments made by Blade India on behalf of Transhermes to Airbus Helicopters under purchase order purchase order #125-2214 placed with Airbus Helicopters for purchase of 5 H125 and 10 optional H125 helicopters, so that Airbus Helicopters may refund the advance amount paid by Blade India (on behalf of Transhermes); and

(c)

IndiaCo shall transfer to Blade India an amount of $20,000 being equal to the expenses incurred by Blade India on behalf of Transhermes towards corporate-secretarial services and payment of annual fee to the International Financial Services Centres Authority and other compliance, contractual related expenses and requisite tax amounts thereof.

3.

Immediately upon the completion of transfer of all the Equity Securities of Transhermes from Blade India to IndiaCo as contemplated in (2) above, (a) if the time frame has expired with respect to the passing of a shareholders’ resolution for approving the voluntary liquidation/winding up of Blade India from the date of the initial resolutions of the board of directors with respect thereto (as noted in the Recitals to this Agreement), then Blade India’s board of directors shall pass another resolution approving the voluntary liquidation/winding

C-1

up of Blade India in accordance with applicable Law; (b) Blade India’s shareholders shall pass a resolution approving the voluntary liquidation/winding up of Blade India in accordance with applicable Law; and (c) Blade India shall promptly undertake any and all other steps necessary to complete its voluntary liquidation/winding-up process in accordance with applicable Law, provided however that the completion of liquidation/voluntary winding-up of Blade India shall not be a condition of Closing.

4.

PubCo shall consummate a reverse stock split. At the effective time of the reverse stock split, the issued and unissued PubCo Ordinary Shares shall be automatically consolidated in a manner such that the total number of issued and outstanding PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares (excluding Equity Securities issued or issuable pursuant to the Bridge Investment), on a fully-diluted, as converted and as exercised basis, will be equal to the Pre-Closing Reorganization Consideration and will be owned in the proportions set forth on the PubCo Closing Statement.

C-2

EXHIBIT D

FORM OF PUBCO NEW ARTICLES OF ASSOCIATION

Companies Act 2014

PUBLIC LIMITED COMPANY

CONSTITUTION

OF

HUNCH TECHNOLOGIES LIMITED

MEMORANDUM OF ASSOCIATION

1.	The name of the Company is Hunch Technologies Limited.

2.	The Company is a public limited company, registered under Part 17 of the Companies Act 2014.

3.	The objects for which the Company is established are:

3.1

To carry on the business of a holding company and to co-ordinate the administration, finances and activities of any subsidiary companies or associated companies, to do all lawful acts and things whatever that are necessary or convenient in carrying on the business of such a holding company and in particular to carry on in all its branches the business of a management services company, to act as managers and to direct or coordinate the management of other companies or of the business, property and estates of any company or person and to undertake and carry out all such services in connection therewith as may be deemed expedient by the Company’s board of directors and to exercise its powers as a shareholder of other companies.

3.2

To carry on the businesses of manufacturer, distributor, wholesaler, retailer, service provider, investor, designer, trader and any other business (except the issuing of policies of insurance) which may seem to the Company’s board of directors capable of being conveniently carried on in connection with these objects or calculated directly or indirectly to enhance the value of or render more profitable any of the Company’s property.

3.3	To carry on all or any of the businesses as aforesaid either as a separate business or as the principal business of the Company.

3.4	To invest and deal with the property of the Company in such manner as may from time to time be determined by the Company’s board of directors and to dispose of or vary such investments and dealings.

3.5

To borrow or raise money or capital in any manner and on such terms and subject to such conditions and for such purposes as the Company’s board of directors shall think fit or expedient, whether alone or jointly and/or severally with any other person or company, including, without prejudice to the generality of the foregoing, whether by the issue of debentures or debenture stock (perpetual or otherwise) or otherwise, and to secure, with or without consideration, the payment or repayment of any money borrowed, raised or owing or any debt, obligation or liability of the Company or of any other person or company whatsoever in such manner and on such terms and conditions as the Company’s board of directors shall think fit or expedient and, in particular by mortgage, charge, lien, pledge or debenture or any other security of whatsoever nature or howsoever described, perpetual or otherwise, charged upon all or any of the Company’s property, both present and future, and to purchase, redeem or pay off any such securities or borrowings and also to accept capital contributions from any person or company in any manner and on such terms and conditions and for such purposes as the Company’s board of directors shall think fit or expedient.

3.6

To lend and advance money or other property or give credit or financial accommodation to any company or person in any manner either with or without security and whether with or without the payment of interest and upon such terms and conditions as the Company’s board of directors shall think fit or expedient.

3.7

To guarantee, indemnify, grant indemnities in respect of, enter into any suretyship or joint obligation, or otherwise support or secure, whether by personal covenant, indemnity or undertaking or by mortgaging, charging, pledging or granting a lien or other security over all or any part of the Company’s property (both present and future) or by any one or more of such methods or any other method and whether in support of such guarantee or indemnity or suretyship or joint obligation or otherwise, on such terms and conditions as the Company’s board of directors shall think fit, the payment of any debts or the performance or discharge of any contract, obligation or liability of any person or company (including, without prejudice to the generality of the foregoing, the payment of any capital, principal, dividends or interest on any stocks, shares, debentures, debenture stock, notes, bonds or other securities of any person, authority or company) including, without prejudice to the generality of the foregoing, any company which is for the time being the Company’s holding company or another subsidiary (as defined by the Act) of the Company’s holding company or a subsidiary of the Company or otherwise associated with the Company (including any arrangements of the Company or any of its subsidiaries), in each case notwithstanding the fact that the Company may not receive any consideration, advantage or benefit, direct or indirect, from entering into any such guarantee or indemnity or suretyship or joint obligation or other arrangement or transaction contemplated herein.

3.8

To grant, convey, assign, transfer, exchange or otherwise alienate or dispose of any property of the Company of whatever nature or tenure for such price, consideration, sum or other return whether equal to or less than the market value thereof or for shares, debentures or securities and whether by way of gift or otherwise as the Company’s board of directors shall deem fit or expedient and where the property consists of real property to grant any fee farm grant or lease or to enter into any agreement for letting or hire of any such property for a rent or return equal to or less than the market or rack rent therefor or at no rent and subject to or free from covenants and restrictions as the Company’s board of directors shall deem appropriate.

3.9	To purchase, take on, lease, exchange, rent, hire or otherwise acquire any property and to acquire and undertake the whole or any part of the business and property of any company or person.

3.10

To develop and turn to account any land acquired by the Company or in which it is interested and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, fitting out and improving buildings and conveniences and by planting, paving, draining, farming, cultivating, letting and by entering into building leases or building agreements and by advancing money to and entering into contracts and arrangements of all kinds with builders, contractors, architects, surveyors, purchasers, vendors, tenants and any other person.

3.11

To construct, improve, maintain, develop, work, manage, carry out or control any property which may seem calculated directly or indirectly to advance the Company’s interest and to contribute to, subsidise or otherwise assist or take part in the construction, improvement, maintenance, working, management, carrying out or control thereof.

3.12	To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

3.13

To engage in currency exchange, interest rate and commodity transactions including, but not limited to, dealings in foreign currency, spot and forward rate exchange contracts, futures, options, forward rate agreements, swaps, caps, floors, collars and any other foreign exchange, interest rate or commodity hedging arrangements and such other instruments as are similar to, or derived from, any of the foregoing whether for the purpose of making a profit or avoiding a loss or managing a currency, interest rate or commodity exposure or any other exposure or for any other purpose.

3.14

As a pursuit in itself or otherwise and whether for the purpose of making a profit or avoiding a loss or managing a currency, interest rate or commodity exposure or any other exposure or for any other purpose whatsoever, to engage in any currency exchange transactions, interest rate transactions and commodity transactions, derivative and/or treasury transactions and any other financial or other transactions, including (without prejudice to the generality of the foregoing) securitisation, treasury and/or structured finance transactions, of whatever nature in any manner and on any terms and for any purposes whatsoever, including, without prejudice to the generality of the foregoing, any transaction entered into in connection with or for the purpose of, or capable of being for the purposes of, avoiding, reducing, minimising, hedging against or otherwise managing the risk of any loss, cost, expense, or liability arising, or which may arise, directly or indirectly, from a change or changes in any interest rate or currency exchange rate or in the price or value of any property, asset, commodity, index or liability or from any other risk or factor affecting the Company’s business, including but not limited to dealings whether involving purchases, sales or otherwise in foreign currency, spot and/or forward rate exchange contracts, futures, options, forward rate agreements, swaps, caps, floors, collars and/or any such other currency or interest rate or commodity or other hedging, treasury or structured finance arrangements and such other instruments as are similar to, or derived from any of the foregoing.

3.15

To apply for, establish, create, purchase or otherwise acquire, sell or otherwise dispose of and hold any patents, trade marks, copyrights, brevets d’invention, registered designs, licences, concessions and the like conferring any exclusive or non-exclusive or limited rights to use or any secret or other information and any invention and to use, exercise, develop or grant licences in respect of or otherwise turn to account or exploit the property, rights or information so held.

3.16

To enter into any arrangements with any governments or authorities, national, local or otherwise and to obtain from any such government or authority any rights, privileges and concessions and to carry out, exercise and comply with any such arrangements, rights, privileges and concessions.

3.17	To establish, form, register, incorporate or promote any company or companies or person, whether inside or outside of Ireland.

3.18	To procure that the Company be registered or recognised whether as a branch or otherwise in any country or place.

3.19

To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction and to engage in any transaction in connection with the foregoing.

3.20	To acquire or amalgamate with any other company or person.

3.21

To acquire and undertake the whole or any part of the business, good-will and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which this Company is authorised to carry on, and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into any arrangement for sharing profits, or for co-operation, or for mutual assistance with any such person, firm or company and to give or accept by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain or sell, mortgage or deal with any shares, debentures, debenture stock or securities so received.

3.22

To promote freedom of contract, and to resist, insure against, counteract and discourage interference therewith, to join any lawful federation, union or association, or do any other lawful act or thing with a view to preventing or resisting directly or indirectly any interruption of or interference with the Company’s or any other trade or business or providing or safeguarding against the same, or resisting or opposing any strike, movement or organisation which may be thought detrimental to the interests of the Company or its employees and to subscribe to any association or fund for any such purposes.

3.23

To make gifts to any person or company including, without prejudice to the generality of the foregoing, capital contributions and to grant bonuses to the directors or any other persons or companies who are or have been in the employment of the Company including substitute directors and any other officer or employee.

3.24

To establish and support or aid in the establishment and support of associations, institutions, funds, trusts and conveniences calculated to benefit directors, ex-directors, employees or ex-employees of the Company or any subsidiary of the Company or the dependants or connections of such persons, and to grant pensions and allowances upon such terms and in such manner as the Company’s board of directors think fit, and to make payments towards insurance and to subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object, or any other object whatsoever which the Company’s board of directors may think advisable.

3.25

To establish and contribute to any scheme for the purchase of shares or subscription for shares in the Company, its holding company or any of its or their respective subsidiaries, to be held for the benefit of the employees or former employees of the Company or any subsidiary of the Company including any person who is or was a director holding a salaried employment or office in the Company or any subsidiary of the Company and to lend or otherwise provide money to the trustees of such schemes or the employees or former employees of the Company or any subsidiary of the Company to enable them to purchase shares of the Company, its holding company or any of its or their respective subsidiaries and to formulate and carry into effect any scheme for sharing the profits of the Company, its holding company or any of its or their respective subsidiaries with its employees and/or the employees of any of its subsidiaries.

3.26

To remunerate any person or company for services rendered or to be rendered in placing or assisting to place or guaranteeing the placing of any of the shares of the Company’s capital or any debentures, debenture stock or other securities of the Company or in or about the formation or promotion of the Company or the conduct of its business.

3.27

To obtain any Act of the Oireachtas or provisional order for enabling the Company to carry any of its objects into effect or for effecting any modification of the Company’s constitution or for any other purpose which may seem expedient and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company’s interests.

3.28

To adopt such means of making known the products of the Company as may seem expedient and in particular by advertising in the press, by circulars, by purchase and exhibition of works of art or interest, by publication of books and periodicals and by granting prizes, rewards and donations.

3.29

To undertake and execute the office of trustee and nominee for the purpose of holding and dealing with any property of any kind for or on behalf of any person or company; to act as trustee, nominee, agent, executor, administrator, registrar, secretary, committee or attorney generally for any purpose and either solely or with others for any person or company; to vest any property in any person or company with or without any declared trust in favour of the Company.

3.30	To pay all costs, charges, fees and expenses incurred or sustained in or about the promotion, establishment, formation and registration of the Company.

3.31

To do all or any of the above things in any part of the world, and as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with any person or company.

3.32	To distribute the property of the Company in specie among the members or, if there is only one, to the sole member of the Company.

3.33	To do all such other things as the Company’s board of directors may think incidental or conducive to the attainment of the above objects or any of them.

NOTE: it is hereby declared that in this memorandum of association:

(a)

the word “company”, except where used in reference to this Company, shall be deemed to include a body corporate, whether a company (wherever formed, registered or incorporated), a corporation aggregate, a corporation sole and a national or local government or other legal entity; and

(b)

the word “person”, shall be deemed to include any individual, firm, body corporate, association or partnership, government or state or agency of a state, local authority or government body or any joint venture association or partnership (whether or not having a separate legal personality) and that person’s personal representatives, successors or permitted assigns; and

(c)

the word “property”, shall be deemed to include, where the context permits, real property, personal property including choses or things in action and all other intangible property and money and all estates, rights, titles and interests therein and includes the Company’s uncalled capital and future calls and all and every other undertaking and asset; and

(d)

a word or expression used in this memorandum of association which is not otherwise defined and which is also used in the Companies Act 2014 shall have the same meaning here, as it has in the Companies Act 2014; and

(e)

any phrase introduced by the terms “including”, “include” and “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms, whether or not followed by the phrases “but not limited to”, “without prejudice to the generality of the foregoing” or any similar expression; and

(f)	words denoting the singular number only shall include the plural number and vice versa and references to one gender includes all genders; and

(g)

it is intended that the objects specified in each paragraph in this clause shall, except where otherwise expressed in such paragraph, be separate and distinct objects of the Company and shall not be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the order in which the paragraphs of this clause occur or the name of the Company.

4.	The liability of the members is limited.

5.

The authorised share capital of the Company is US$[ • ] divided into [ • ] A Ordinary Shares with a nominal value of US$0.0001 each, [ • ] B Ordinary Shares with a nominal value of US$0.0001] each, [ • ] Preferred Shares with a nominal value of US$0.0001 each, [ • ] Convertible Preferred Shares with a nominal value of US$0.0001 each and €[ • ] divided into [ • ] Deferred Shares with a nominal value of €1.00 each.

6.

The shares forming the capital may be increased or reduced and be divided into such classes and issued with any special rights, privileges and conditions or with such qualifications as regards preference, dividend, capital, voting or other special incidents, and be held upon such terms as may be attached thereto or as may from time to time be provided by the original or any substituted or amended articles of association and regulations of the Company for the time being, but so that where shares are issued with any preferential or special rights attached thereto such rights shall not be alterable otherwise than pursuant to the provisions of the Company’s articles of association for the time being.

HUNCH TECHNOLOGIES LIMITED

ARTICLES OF ASSOCIATION

(as amended by Special Resolution dated [ • ] 2024)

Interpretation and general

1.

Sections 83, 84 and 117(9) of the Act shall apply to the Company but, subject to that, the provisions set out in these Articles shall constitute the whole of the regulations applicable to the Company and no other “optional provisions” as defined by section 1007(2) of the Act shall apply to the Company.

2.	In these Articles:

2.1	“A Ordinary Shares” means the A Ordinary Shares with a nominal value of US$0.0001 each in the capital of the Company;

2.2	“Act” means the Companies Act 2014 and every statutory modification and re-enactment thereof for the time being in force;

2.3	“Acting in Concert” has the meaning given to it in Rule 2.1(a) and Rule 3.3 of Part A of the Takeover Rules;

2.4	“Adoption Date” means the effective date of adoption of these Articles, being [ • ];

2.5	“Adjourned Meeting” has the meaning given in Article 130.1;

2.6	“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person;

2.7	“Agent” has the meaning given in Article 27.3;

2.8	“Approved Nominee” means a person appointed under contractual arrangements with the Company to hold shares or rights or interests in shares of the Company on a nominee basis;

2.9	“Article” means an article of these Articles;

2.10	“Articles” means these articles of association as from time to time and for the time being in force;

2.11	“as converted basis” means assuming the theoretical conversion of all outstanding Convertible Preferred Shares into A Ordinary Shares, at the then applicable Conversion Rate;

2.12	“Auditors” means the auditors for the time being of the Company;

2.13

“BCA” means the business combination agreement, dated as of December [•] 2023, by and among Direct Selling Acquisition Corp., Aeroflow Urban Air Mobility Private Limited, FlyBlade India, HTL Merger Sub LLC and the Company;

2.14	“B Ordinary Shares” means the B Ordinary Shares with a nominal value of US$0.0001 each in the capital of the Company;

2.15	“Board” means the board of Directors of the Company;

2.16	“Business Day” means a day (other than a Saturday or a Sunday or public holiday in Ireland or New York) on which clearing banks are open to the general public for business in Dublin or New York;

2.17	“Chairperson” means the person occupying the position of Chairperson of the Board from time to time;

2.18	“Chief Executive Officer” shall include any equivalent office;

2.19

“Clear Days” means, in relation to a period of notice, that period excluding the day when the notice is given or deemed to be given and excluding the day for which notice is being given or on which an action or event for which notice is being given is to occur or take effect;

2.20	“committee” has the meaning given in Article 202;

2.21	“Company” means the company whose name appears in the heading to these Articles;

2.22

“Company Change of Control” occurs if Quick Response Services Provider LLP, acting together with its Affiliates, ceases to hold more than 50% (fifty per cent) of the voting power represented by the voting shares in the Company;

2.23	“Company Secretary” means the person or persons appointed as company secretary or joint company secretary of the Company from time to time and shall include any assistant or deputy secretary;

2.24	“Concert Party” means, in relation to any person, a party who is deemed or presumed to be Acting in Concert with that person for the purposes of the Takeover Rules;

2.25	“contested election” has the meaning given in Article 174;

2.26	“Conversion Date” has the meaning given to such term under Article 26.10;

2.27	“Conversion Rate” means (A + B) ÷ C

Where:

A = USD10.00 per Convertible Preferred Share;

B = all unpaid arrears and accruals (if any) of the Preferred Dividend in respect of such Convertible Preferred Share whether or not such Preferred Dividends have been declared or become due and payable to be calculated down to and including the Conversion Date; and

C = USD12.00,

as adjusted from time to time as provided in sub-Articles 26.18 or 26.19;

2.28	“Convertible Preferred Shares” means the 10% (ten per cent) Convertible Preferred Shares of USD[•], each;

2.29	“CVR” means a contingent value right;

2.30	“Deferred Shares” means the Deferred Shares with a nominal value of €1.00 each in the capital of the Company;

2.31	“Directors” means the directors for the time being of the Company or any of them acting as the Board;

2.32	“Director’s Certified Email Address” has the meaning given in Article 205.3;

2.33	“disponee” has the meaning given in Article 61.1;

2.34	“elected by a plurality” has the meaning given in Article 174;

2.35

“electronic communication” has the meaning given to that word in the Electronic Commerce Act 2000 and in addition includes in the case of notices or documents issued on behalf of the Company, such documents being made available or displayed on a website of the Company (or a website designated by the Board);

2.36	“Event I Re-designated A Ordinary Shares” has the meaning given to such term under Article 15;

2.37	“Event II Re-designated A Ordinary Shares” has the meaning given to such term under Article 16;

2.38	“Event III Re-designated A Ordinary Shares” has the meaning given to such term under Article 17;

2.39	“Event I Restricted B Ordinary Shares” has the meaning given to such term under Article 8;

2.40	“Event II Restricted B Ordinary Shares” has the meaning given to such term under Article 9;

2.41	“Event III Restricted B Ordinary Shares” has the meaning given to such term under Article 10;

2.42

“Exchange” means any securities exchange or other system on which the shares of the Company may be listed or otherwise authorised for trading from time to time in circumstances where the Company has approved such listing or trading;

2.43	“Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended;

2.44	“First Measurement Period” has the meaning given to such term under the BCA;

2.45	“Group” means the Company and its subsidiaries from time to time and for the time being;

2.46	“Independent Directors” has the meaning given in Article 253.4;

2.47	“Institutional Investor” has the meaning given in Article 253.5

2.48	“Interested Person” has the meaning given in Article 253.6;

2.49

“member” means, in relation to any share, the member whose name is entered in the Register as the holder of the share or, where the context permits, the members whose names are entered in the Register as the joint holders of shares and shall include a member’s personal representatives in consequence of his or her death or bankruptcy;

2.50	“Memorandum” means the memorandum of association of the Company;

2.51	“Office” means the registered office for the time being of the Company;

2.52	“Ordinary Shares” means the A Ordinary Shares and the B Ordinary Shares;

2.53	“Person” means any individual, body corporate, partnership, unincorporated association, trust or other entity;

2.54	“Preferred Shares” means the Preferred Shares with a nominal value of US$0.0001 each in the capital of the Company;

2.55	“Proceedings” has the meaning given in Article 268;

2.56	“Redeemable Shares” means redeemable shares as defined by section 64 of the Act;

2.57	“Re-designation Event” means;

(a)	the transfer of Restricted Voting Ordinary Shares from a Restricted Shareholder to a Shareholder or other person who is not a Restricted Shareholder;

(b)

an event whereby a Restricted Shareholder ceases to be restricted from holding securities conferring voting rights in the Company without a Takeover Rules Event occurring by virtue of Rule 9 of the Takeover Rules, except in these circumstances the number of Restricted Voting Ordinary Shares which shall be re-designated as Ordinary Shares shall be the maximum number of Restricted Voting Ordinary Shares that can be re-designated without the former Restricted Shareholder becoming or remaining a Restricted Shareholder on the Re-designation Event; or

(c)

a Restricted Shareholder of the Company undertaking a Takeover Rules Event and the Takeover Panel consenting to some or all of the Restricted Voting Ordinary Shares being re-designated as Ordinary Shares, in which case only those Restricted Voting Ordinary Shares the re-designation of which has been consented to by the Takeover Panel shall be re-designated as Ordinary Shares;

2.58	“Register” means the register of members of the Company to be kept as required by the Act;

2.59	“Reorganisation Event” means:

(a)

any reclassification, statutory exchange, merger, consolidation or other similar business combination of the Company with or into another Person, in each case, pursuant to which at least a majority of the A Ordinary Shares are changed or converted into, or exchanged for, cash, securities or other property of the Company or another Person;

(b)

any statutory exchange of securities of the Company with another Person (other than in connection with a merger or acquisition) or reclassification, recapitalization or reorganization of the A Ordinary Shares into other securities, in each case, other than the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company;

(c)	any consolidation or sub-division of the A Ordinary Shares; or

(d)

any issue (other than an issue in lieu of cash dividends at the option of a holder of Ordinary Shares) of A Ordinary Shares by way of capitalisation of profits or reserves (including any share premium account and capital redemption reserve) to holders of A Ordinary Shares;

2.60	“Restricted B Ordinary Shares” means Event I Restricted B Ordinary Shares, Event II Restricted B Ordinary Shares and Event III Restricted B Ordinary Shares;

2.61	“Re-designated A Ordinary Shares” means Event I Re-designated A Ordinary Shares, Event II Re-designated A Ordinary Shares and Event III Re-designated A Ordinary Shares;

2.62

“Restricted Shareholder” means a member of the Company or other person who is restricted from holding securities conferring voting rights in the Company without a Takeover Rules Event occurring by virtue of Rule 9 of the Takeover Rules or a member or person who would be so restricted but for the limitations on voting rights set out under Article 21, provided that where two or more persons are deemed or presumed (and such presumption has not been rebutted) to be Acting in Concert for the purpose of Rule 9 of the Takeover Rules, only the person who acquired the securities conferring voting rights which, but for the application of Article 21, would trigger the Takeover Rules Event shall be deemed to be a Restricted Shareholder in respect only of such number of those securities conferring voting rights which, but for the application of Article 21, would trigger the Takeover Rules Event.

2.63	“Restricted Voting Ordinary Shares” means

(a)	an Interest in Securities acquired by a Restricted Shareholder where the Restricted Shareholder has not elected for a Takeover Rules Event to occur; or

(b)

Ordinary Shares the subject of a notification by a Shareholder by at least 10 Business Days’ notice in writing to the Company that such Shareholder wishes for such Ordinary Shares to be designated as Restricted Voting Ordinary Shares;

2.64	“Rights” has the meaning given in Article 257;

2.65	“Rights Plan” has the meaning given in Article 256;

2.66	“SEC” means the U.S. Securities and Exchange Commission;

2.67	“Second Measurement Period” has the meaning given to such term under the BCA;

2.68	“securities conferring voting rights” shall be construed in accordance with the definitions of “security” and “interest in a security” in section 1 of the Irish Takeover Panel Act 1997;

2.69	“Shareholder” means a holder of shares in the capital of the Company;

2.70	“Takeover Panel” means the Irish Takeover Panel established under the Irish Takeover Panel Act 1997;

2.71	“Takeover Rules” means the Takeover Panel Act 1997, Takeover Rules 2022; and

2.72	“Takeover Rules Event” means either of the following events:

(a)	a Restricted Shareholder and/or its Concert Parties (if any) extending an offer to the holders of each class of equity shares of the Company in accordance with Rule 9 of the Takeover Rules; or

(b)	the Company obtaining approval of the Takeover Panel for a waiver of Rule 9 of the Takeover Rules in respect of a Restricted Shareholder or any of its Concert Parties (as applicable).

2.73	“Third Measurement Period” has the meaning given to such term under the BCA;

2.74	“Triggering Event I” has the meaning given to such term under the BCA;

2.75	“Triggering Event II” has the meaning given to such term under the BCA;

2.76	“Triggering Event III” has the meaning given to such term under the BCA;

2.77	“Triggering Event” means a Triggering Event I, Triggering Event II or a Triggering Event III;

NOTE: it is hereby declared that in these Articles:

(a)

the word “company”, except where used in reference to this Company, shall be deemed to include a body corporate, whether a company (wherever formed, registered or incorporated), a corporation aggregate, a corporation sole and a national or local government or other legal entity; and

(b)

the word “person”, shall be deemed to include any individual, firm, body corporate, association or partnership, government or state or agency of a state, local authority or government body or any joint venture association or partnership (whether or not having a separate legal personality) and that person’s personal representatives, successors or permitted assigns; and

(c)

the word “property”, shall be deemed to include, where the context permits, real property, personal property including choses or things in action and all other intangible property and money and all estates, rights, titles and interests therein and includes the Company’s uncalled capital and future calls and all and every other undertaking and asset; and

(d)	a word or expression used in the Articles which is not otherwise defined and which is also used in the Act shall have the same meaning here, as it has in the Act; and

(e)

any phrase introduced by the terms “including”, “include” and “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms, whether or not followed by the phrases “but not limited to”, “without prejudice to the generality of the foregoing” or any similar expression; and

(f)	words denoting the singular number only shall include the plural number and vice versa and references to one gender includes all genders.

AUTHORISED SHARE CAPITAL

3.

The authorised share capital of the Company is US$[ • ] divided into [•] A Ordinary Shares with a nominal value of US$0.0001 each, [•] B Ordinary Shares with a nominal value of US$0.0001 each, [ • ] Preferred Shares with a nominal value of US$0.0001 each, [ • ] Convertible Preferred Shares with a nominal value of US$0.0001 each and €[ • ] divided into [ • ] Deferred Shares with a nominal value of €1.00 each.

RIGHTS ATTACHING TO THE A ORDINARY AND B ORDINARY SHARES

4.	Subject to Articles 5 and 6, the A Ordinary Shares and B Ordinary Shares shall rank pari passu in all respects and shall:

4.1	include the right to participate pro rata in all dividends declared by the Company; and

4.2	include the right, in the event of the Company’s winding up, to participate pro rata in the total assets of the Company.

5.

Subject to the right of the Company to set record dates for the purposes of determining the identity of members entitled to notice of and/or to vote at a general meeting and the authority of the Board and chairperson of the meeting to maintain order and security:

5.1	the A Ordinary Shares shall include the right to attend any general meeting of the Company and to exercise one vote per A Ordinary Share held at any general meeting of the Company;

5.2	the B Ordinary Shares shall include the right to attend any general meeting of the Company and to exercise ten votes per B Ordinary Share held at any general meeting of the Company; and

5.3	the holders of the A Ordinary Shares and the B Ordinary Shares shall vote at any general meeting as members of a single class.

6.	The B Ordinary Shares shall not be transferable and any member holding B Ordinary Shares shall not be entitled to transfer any of his B Ordinary Shares by any instrument of transfer.

7.

The rights attaching to the A Ordinary Shares and B Ordinary Shares may be subject to the terms of issue of any series or class of Preferred Shares allotted by the Directors from time to time in accordance with Article 23.

RESTRICTION OF ECONOMIC RIGHTS OF THE B ORDINARY SHARES

8.

In the event that at the end of the First Measurement Period, Triggering Event I has not occurred, 2,000,000 of the B Ordinary Shares (the “Event I Restricted B Ordinary Shares”) in issue shall automatically be subject to the following restrictions, without the requirement of any approval by the Board or any shareholders of the Company:

8.1	the Event I Restricted B Ordinary Shares shall carry no right to participate in any dividend declared by the Company;

8.2	the Event I Restricted B Ordinary Shares shall carry no right, in the event of the Company’s winding up, to participate in any assets of the Company; and

but save as provided herein, the Event I Restricted B Ordinary Shares shall rank pari passu at all times and in all respects with all other B Ordinary Shares.

9.

In the event that at the end of the Second Measurement Period, Triggering Event II has not occurred, 2,000,000 of the B Ordinary Shares (the “Event II Restricted B Ordinary Shares”) in issue shall automatically be subject to the following restrictions, without the requirement of any approval by the Board or any shareholders of the Company:

9.1	the Event II Restricted B Ordinary Shares shall carry no right to participate in any dividend declared by the Company;

9.2	the Event II Restricted B Ordinary Shares shall carry no right, in the event of the Company’s winding up, to participate in any assets of the Company; and

but save as provided herein, the Event II Restricted B Ordinary Shares shall rank pari passu at all times and in all respects with all other B Ordinary Shares.

10.

In the event that at the end of the Third Measurement Period, Triggering Event III has not occurred, 2,000,000 of the B Ordinary Shares (the “Event III Restricted B Ordinary Shares”) in issue shall automatically be subject to the following restrictions, without the requirement of any approval by the Board or any shareholders of the Company:

10.1	the Event III Restricted B Ordinary Shares shall carry no right to participate in any dividend declared by the Company;

10.2	the Event III Restricted B Ordinary Shares shall carry no right, in the event of the Company’s winding up, to participate in any assets of the Company; and

but save as provided herein, the Event III Restricted B Ordinary Shares shall rank pari passu at all times and in all respects with all other B Ordinary Shares

11.	The number of Restricted B Ordinary Shares held by each member shall be in equal proportions to the total number of B Ordinary Shares held by such members.

12.	Subject to Articles 8 through 10, any Restricted B Ordinary Shares in issue shall comprise a single class with any other B Ordinary Shares in issue.

ISSUE OF A ORDINARY SHARES TO CVR HOLDERS

13.	Subject to the provisions of these Articles, the Directors may allot such number of A Ordinary Shares to the CVR holders pursuant to the terms of any agreement between the Company and the CVR holders.

RESTRICTION OF VOTING RIGHTS OF THE B ORDINARY SHARES

14.

Upon the earlier of (a) the tenth anniversary of the Adoption Date; and (b) Quick Response Services Provider LLP and their Affiliates collectively ceasing to hold 50% or more of such number of A Ordinary Shares held by Quick Response Services Provider LLP on Closing (as defined in the BCA), provided that, in each case, the date on which the determination of whether Triggering Event III has occurred or not has expired, all of the B Ordinary Shares (the “Restricted Voting B

Ordinary Shares”) in issue shall automatically be subject to the following restrictions and terms, without the requirement of any approval by the Board or any shareholders of the Company:

14.1	the Restricted Voting B Ordinary Shares shall carry no rights to receive notice of or to attend or vote at any general meeting of the Company or otherwise; and

14.2

the Restricted Voting B Ordinary Shares shall be deemed to be Redeemable Shares and any acquisition of such shares by the Company, save where acquired for nil consideration in accordance with the Act, shall constitute the redemption of a Redeemable Share in accordance with Chapter 6 of Part 3 of the Act.

REDESIGNATION OF THE B ORDINARY SHARES

15.

Where Triggering Event I occurs under the terms of the BCA, 2,000,000 of the B Ordinary Shares shall automatically re-designate as A Ordinary Shares (“Event I Re-designated A Ordinary Shares”), without the requirement of any approval by the Board or any shareholders of the Company.

16.

Where Triggering Event II occurs under the terms of the BCA, 2,000,000 of the B Ordinary Shares shall automatically re-designate as A Ordinary Shares (“Event II Re-designated A Ordinary Shares”), without the requirement of any approval by the Board or any shareholders of the Company.

17.

Where Triggering Event III occurs under the terms of the BCA, 2,000,000 of the B Ordinary Shares shall automatically re-designate as A Ordinary Shares (“Event III Re-designated A Ordinary Shares”), without the requirement of any approval by the Board or any shareholders of the Company.

18.	The Re-designated A Ordinary Shares shall rank pari passu in all respects with the A Ordinary Shares and comprise a single class with any other A Ordinary Shares in issue.

19.

The number of B Ordinary Shares held by each member that are re-designated as A Ordinary Shares pursuant to Article 15, 16 or 17 shall be in equal proportions to the total number of B Ordinary Shares held by such members at the time such shares are re-designated.

RESTRICTED VOTING ORDINARY SHARES

20.

If a Restricted Shareholder acquires securities conferring voting rights in the Company, unless the Restricted Shareholder elects to acquire such securities with a Takeover Rules Event occurring, the Ordinary Shares referable to such securities conferring voting rights in the Company shall be designated as Restricted Voting Ordinary Shares having the restrictions set out in Article 21 and any share certificates to be issued in respect of such Ordinary Shares shall bear a legend making reference to the shares as Restricted Voting Ordinary Shares. A Shareholder may also, by at least 10 Clear Days’ notice in writing to the Company or such shorter time as the Company may agree, request that the Company redesignate some or all of the Ordinary Shares that it holds as Restricted Voting Ordinary Shares.

21.	The following restrictions shall attach to Restricted Voting Ordinary Shares:

21.1	until a Re-designation Event occurs, the rights attaching to such shares shall be restricted as set out in this Article 21;

21.2	the Restricted Voting Ordinary Shares shall carry no rights to receive notice of or to attend or vote at any general meeting of the Company;

21.3	save as provided herein, the Restricted Voting Ordinary Shares shall rank pari passu at all times and in all respects with all other Ordinary Shares;

21.4

forthwith upon a Re-designation Event, each holder of Restricted Voting Ordinary Shares that are to be re-designated shall send to the Company the certificates, if any, in respect of the Restricted Voting Ordinary Shares held immediately prior to the Re-designation Event and thereupon, but subject to receipt of such certificates, the Company shall issue to such holders respectively replacement certificates for the Ordinary Shares without a legend making reference to the shares as Restricted Voting Ordinary Shares; and

21.5

re-designation of the Restricted Voting Ordinary Shares shall be effected by way of a deemed automatic re-designation of such shares as Ordinary Shares immediately upon and subject to a Re-designation Event, without the requirement of any approval by the Board or any shareholders of the Company.

22.	Any Restricted Voting Ordinary Shares in issue shall comprise a single class with any other Ordinary Shares in issue.

RIGHTS ATTACHING TO PREFERRED SHARES

23.

The Board is empowered to cause the Preferred Shares to be issued from time to time as shares of one or more series of Preferred Shares, and in the resolution or resolutions providing for the issue of Preferred Shares of each particular series, before issuance, the Board is expressly authorised to fix:

23.1

the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except as otherwise provided by the Board in creating such series) or decreased (but not below the number of shares thereof then in issue) from time to time by resolution of the Board;

23.2

the rate of dividends payable on shares of such series, if any, whether or not and upon what conditions dividends on shares of such series shall be cumulative and, if cumulative, the date or dates from which dividends shall accumulate and the preference or relation which such dividends shall bear to the dividends payable on any other class or classes or on any other series of share capital;

23.3

the procedures for, and the terms, if any, on which shares of such series may be redeemed, including without limitation, the redemption price or prices for such series, which may consist of a redemption price or scale of redemption prices applicable only to redemption in connection with a sinking fund (which term as used herein shall include any fund or requirement for the periodic purchase or redemption of shares), and the same or a different redemption price or scale of redemption prices applicable to any other redemption;

23.4	the terms and amount of any sinking fund provided for the purchase or redemption of shares of such series;

23.5	the amount or amounts which shall be paid to the holders of shares of such series in case of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary;

23.6

the terms, if any, upon which the holders of shares of such series may convert shares thereof into shares of any other class or classes or of any one or more series of the same class or of another class or classes;

23.7

the voting rights, full or limited, if any, of the shares of such series; and whether or not and under what conditions the shares of such series (alone or together with the shares of one or more other series having similar provisions) shall be entitled to vote separately as a single class, for the election of one or more additional Directors in case of dividend arrears or other specified events, or upon other matters;

23.8

whether or not the holders of shares of such series, as such, shall have any pre-emptive or preferential rights to subscribe for or purchase shares of any class or series of shares of the Company, now or hereafter authorised, or any securities convertible into, or warrants or other evidences of optional rights to purchase or subscribe for, shares of any class or series of the Company, now or hereafter authorised;

23.9

the limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends, or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, any other class or classes of shares ranking junior to the shares of such series either as to dividends or upon liquidation, dissolution or winding up;

23.10

the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issuance of any additional shares (including additional shares of such series or of any other class) ranking on a parity with or prior to the shares of such series as to dividends or distribution of assets upon liquidation; and

23.11	such other rights, preferences and limitations as may be permitted to be fixed by the Board of the Company under the laws of Ireland as in effect at the time of the creation of such series.

24.	The Board is authorised to change the designations, rights, preferences and limitations of any series of Preferred Shares theretofore established, no shares of which have been issued.

25.

The rights conferred upon the member of any pre-existing shares in the share capital of the Company shall be deemed not to be varied by the creation, issue and allotment of any series of Preferred Shares in accordance with these Articles.

RIGHTS ATTACHING TO CONVERTIBLE PREFERRED SHARES

26.

The Board is empowered to cause the Convertible Preferred Shares to be issued from time to time as shares of one or more series of Convertible Preferred Shares. The following are the rights of Convertible Preferred Shares and the limitations and restrictions to which they are subject:

Preferred Dividends

26.1	Out of the profits available for distribution and resolved to be distributed, each holder of the Convertible Preferred Shares shall be entitled to:

(a)	priority in any payment of any dividend or other distribution on any other class of shares in the capital of the Company;

(b)

participate in the payment of any dividend paid to the holders of A Ordinary Shares (whether paid in cash or otherwise) as they would have been entitled to if all the Convertible Preferred Shares registered in their name had been converted into A Ordinary Shares at the Conversion Rate then applicable; and

(c)

a cumulative preferred dividend at the rate of 10% (ten per cent) per annum (the “Preferred Dividend”) payable quarterly based on USD10.00 per Convertible Preferred Share and calculated on a daily basis from the date of issuance of the Convertible Preferred Share. At the option of the Board, the Preferred Dividend may be paid in respect of each quarter (i) where there are distributable reserves, in cash (in USD) and/or (ii) subject to the rules and regulations of any Exchange on which the A Ordinary Shares in the capital of the Company or other securities of the Company are listed or under the United States securities laws and regulations, as may be applicable, and applicable law, the Board may direct payment of the Preferred Dividend wholly or partly by the allotment of a number of Convertible Preferred Shares credited as fully-paid (a “PIK Dividend”). The number of Convertible Preferred Shares allotted pursuant to the PIK Dividend to each holder shall be (i) calculated on the basis of USD 10.00 per Convertible Preferred Share and (ii) as nearly as possible equal to (but not greater than) the relevant cash amount (disregarding any tax credit) of the Preferred Dividend that the relevant holder would have received, provided that (A) no holder of a Convertible Preferred Share shall be entitled to any fractions of A Ordinary Shares on payment of a PIK Dividend and shall instead be entitled to such number of A Ordinary Shares rounded down in the aggregate to the nearest whole A Ordinary Share; and (B) if a doubt or dispute arises concerning such calculation, the Board shall, if requested by the majority of the holders of the Convertible Preferred Shares, refer such matter to the auditors for the time being of the Company (the “Auditors”) (or such independent firm of accountants as the Board may decide) whose determination shall, in the absence of manifest error, be final and binding on all concerned (and the costs of the Auditors (or such independent firm of accountants) shall be borne by the Company). Payments of Preferred Dividends shall be made to holders on the register at any date selected by the Board up to [•] days prior to the payment of the Preferred Dividend.

26.2	Subject to Article 26.1., the holders of Convertible Preferred Shares shall not be entitled to any further right of participation in the profits of the Company.

Transfer Rights

26.3

Subject to the rules and regulations of any Exchange on which the shares in the capital of the Company or other securities of the Company are listed or under the United States securities laws and regulations, as may be applicable, and applicable law, any holder of a Convertible Preferred Share may transfer all or any of his Convertible Preferred Shares by an instrument of transfer in the usual common form or in any other form which the Board may from time to time approve.

Voting Rights

26.4

Subject to Article 26.6, the Convertible Preferred Shares shall include the right to attend any general meeting of the Company and to exercise such number of votes per Convertible Preferred Share on an as converted basis at any general meeting of the Company.

26.5	The holders of the Convertible Preferred Shares shall have the right to vote with the holders of A Ordinary Shares at any general meeting of the Company, as if they were members of a single class.

26.6

The holders of Convertible Preferred Shares shall be entitled to vote as a separate class to any other class of shares if a resolution is to be proposed abrogating, varying or modifying any of the rights or privileges of the holders of the Convertible Preference Shares, or for liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, in which case they shall only be entitled to vote on such resolution as a separate class.

Liquidation Rights

26.7

On a return of capital on a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (other than on conversion, redemption or purchase of shares) of the Company prior to the third anniversary of Closing (as defined in the BCA), the holders of the Convertible Preferred Shares shall be entitled in priority to any payment to the holders of any other class of shares to the greater of:

(a)

a sum equal to the aggregate of (i) USD10.00 per Convertible Preferred Share; and (ii) all unpaid arrears and accruals (if any) of the Preferred Dividend in respect of the Convertible Preferred Shares held by them respectively whether or not such Preferred Dividends have been declared or become due and payable to be calculated down to and including the date of the third anniversary of Closing (as defined in the BCA); and

(b)

the amounts payable in respect of such number of A Ordinary Shares to which the holders of the Convertible Preferred Shares would have been entitled to on a conversion of such Convertible Preferred Shares into A Ordinary Shares at the Conversion Rate immediately prior to such liquidation, dissolution or winding up of the Company.

26.8

On a return of capital on a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (other than on conversion, redemption or purchase of shares) of the Company after the third anniversary of Closing (as defined in the BCA), the holders of the Convertible Preferred Shares shall be entitled in priority to any payment to the holders of any other class of shares to such amounts payable in respect of such number of A Ordinary Shares to which the holders of the Convertible Preferred Shares would have been entitled to on a conversion of such Convertible Preferred Shares into A Ordinary Shares at the Conversion Rate immediately prior to such liquidation, dissolution or winding up of the Company.

Conversion

26.9

Subject as hereinafter provided, each holder of Convertible Preferred Shares shall, at any time, be entitled to convert all or (subject as provided below) any of their Convertible Preferred Shares into fully-paid A Ordinary Shares at the Conversion Rate provided that if a Conversion Notice (as described in sub-paragraph 26.11 below) is given in respect of part only of a holding of Convertible Preferred Shares, treating holdings of the same holder or joint holders in uncertificated form as separate holdings unless the Directors otherwise determine, so that there would following the conversion remain a number of Convertible Preferred Shares in that holding smaller than that required to convert into one A Ordinary Share at the Conversion Rate then applicable, all the Convertible Preferred Shares in that holding shall be converted notwithstanding the figure inserted in the Conversion Notice.

26.10

For the purposes of the following Articles, a “Conversion Date” shall be such date set out in the Conversion Notice provided that such date shall not fall on a Saturday, Sunday or a day which is a public holiday in Ireland or the United States, in which case the Conversion Date shall be the first business day following such day.

26.11

The right to convert shall be exercisable on any Conversion Date by sending to the Company or its agent at any time a properly authenticated dematerialised instruction (or other notification specified by the Company) in such agreed form between the Company and the holder(s) of the Convertible Preferred Shares (the “Conversion Notice”). A Conversion Notice once given may not be withdrawn without consent in writing of the Company.

26.12	The Directors may require all (but not only some) of the issued Convertible Preferred Shares to convert into fully paid up A Ordinary Shares:

(a)

following the third anniversary of Closing (as defined in the BCA), at the Conversion Rate provided that the volume weighted average price of the A Ordinary Shares (on the Exchange on which the A Ordinary Shares are listed) exceeds USD18.00 (eighteen United States Dollars) for any twenty (20) trading days during a thirty (30) trading day period; and

(b)

prior to the third anniversary of Closing (as defined in the BCA), at the Conversion Rate as adjusted to include a sum equal to all unpaid arrears and accruals (if any) of the Preferred Dividend in respect of the Convertible Preferred Shares whether or not such Preferred Dividend has been declared or earned or become due and payable, to be calculated down to and including the date of the third anniversary of Closing (as defined in the BCA), provided that the volume weighted average price of the A Ordinary Shares (on the Exchange on which the A Ordinary Shares are listed) exceeds USD18.00 (eighteen United States Dollars) for any twenty (20) trading days during a thirty (30) trading day period.

26.13	Upon a Company Change of Control, the Convertible Preferred Shares shall all automatically convert into fully-paid A Ordinary Shares at the Conversion Rate.

26.14

Conversion of any Convertible Preferred Shares shall be effected in such manner as the Directors shall from time to time determine in accordance with the Articles 26.15 through 26.18 or otherwise as may be authorised by law (and by the requirements of the relevant system concerned in the case of uncertificated shares).

26.15

No holder of a Convertible Preferred Share shall be entitled to any fractions of A Ordinary Shares on conversion of any Convertible Preferred Shares and shall instead be entitled to such number of A Ordinary Shares rounded down in the aggregate to the nearest whole A Ordinary Share.

26.16

The Preferred Dividend on any Convertible Preferred Shares converted (whatever the manner of conversion) shall cease to accrue with effect from the Business Day last preceding the relevant Conversion Date. The A Ordinary Shares arising on such conversion shall rank pari passu in all respects with the A Ordinary Shares then in issue and shall entitle the holder to all dividends and (unless an adjustment shall have been made in respect thereof under sub-Article 26.18) other distributions payable on the A Ordinary Shares in respect of the financial year of the Company in which the Conversion Date falls, but not any dividends or distributions in respect of any earlier financial year.

26.17

Allotments of A Ordinary Shares arising from conversion (whatever the manner of conversion) shall be effected within 14 days of the Conversion Date. Unless the Directors otherwise determine, or unless the regulations or the rules of the relevant system concerned otherwise require, A Ordinary Shares arising on conversion of uncertificated Convertible Preferred Shares shall be in uncertificated form. Transfers shall be certified against the Register.

26.18

If, whilst any Convertible Preferred Shares remain capable of being converted into A Ordinary Shares, a Reorganisation Event occurs, the number of A Ordinary Shares to be issued on any subsequent conversion of Convertible Preferred Shares shall be reduced or increased pro rata and, if any doubt shall arise as to the number thereof, the certificate of the Auditors or such independent firm of accountants (as the Board may decide) shall be conclusive and binding on all concerned.

26.19

In the event the A Ordinary Shares are replaced or substituted with another security or class of security in the capital of the Company, the Convertible Preferred Shares shall be convertible into such other security or class of security. If, whilst any Convertible Preferred Shares remain capable of being converted into such other security or class of security, a Reorganisation Event occurs, the number of such other security or class of security to be issued on any subsequent conversion of Convertible Preferred Shares shall be (a) reduced or increased pro rata; and (b) no less than the number of A Ordinary Shares to which the holders of the Convertible Preferred Shares would have been entitled to had the A Ordinary Shares not been replaced or substituted with such other security or class of security, and, if any doubt shall arise as to the number thereof, the certificate of the Auditors or such independent firm of accountants (as the Board may decide) shall be conclusive and binding on all concerned. For the purposes of this Article 26.19, all references to the A Ordinary Shares in the definition of a “Reorganisation Event” shall be replaced with such other security or class of security, as applicable.

26.20

The Company may offer to redeem any Convertible Preferred Share and any Convertible Preferred Share shall be deemed to be a Redeemable Share on, and from the time of, the existence or creation of an agreement, transaction or trade between the Company and any person (who may or may not be a member) pursuant to which the Company acquires or will acquire such Convertible Preferred Share in the capital of the Company, save for an acquisition for nil consideration pursuant to section 102(1)(a) of the Act. In these circumstances, the acquisition of such Convertible Preferred Share by the Company, save where acquired for nil consideration in accordance with the Act, shall constitute the redemption of a Redeemable Share in accordance with Chapter 6 of Part 3 of the Act. No resolution, whether special or otherwise, shall be required to be passed to deem any Convertible Preferred Share in the capital of the Company a Redeemable Share.

RIGHTS ATTACHING TO DEFERRED SHARES

27.	The Deferred Shares shall have the rights and privileges and be subject to the restrictions set out in this Article 27:

27.1	the Deferred Shares are non-voting shares and do not convey upon the holder the right to be paid a dividend or to receive notice of or to attend, vote or speak at a general meeting;

27.2

the Deferred Shares confer the right on a return of capital, on a winding-up or otherwise, only to the repayment of the nominal value paid up on the Deferred Shares after repayment of the nominal value of the Ordinary Shares and the Convertible Preferred Shares; and

27.3

any Director (the “Agent”) is appointed the attorney of the holder of a Deferred Share, with an irrevocable instruction to the Agent to execute all or any forms of transfer and/or renunciation and/or surrender and/or other documents in the Agent’s discretion in relation to the Deferred Shares in favour of the Company or as it may direct and to deliver such forms of transfer and/or renunciation and/or surrender and/or other documents together with any certificate(s) and/or other documents for registration and to do all such other acts and things as may in the reasonable opinion of the Agent be necessary or expedient for the purpose of, or in connection with, the surrender of the Deferred Shares, the purchase by the Company of the Deferred Shares for nil consideration or such other consideration as the Board may determine and to vest the said Deferred Shares in the Company.

28.

Without prejudice to any special rights conferred on the members of any existing shares or class of shares and subject to the provisions of the Act, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine.

ALLOTMENT AND ACQUISITION OF SHARES

29.	The following provisions shall apply:

29.1

Subject to the provisions of these Articles relating to new shares, the shares shall be at the disposal of the Directors, and they may (subject to the provisions of the Act) allot, grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its members, but so that no share shall be issued at a discount and so that, in the case of shares offered to the public for subscription, the amount payable on application on each share shall not be less than one-quarter of the nominal amount of the share and the whole of any premium thereon.

29.2

Without prejudice to the generality of the powers conferred on the Directors by other paragraphs of these Articles, and subject to any requirement to obtain the approval of the members under any laws, regulations or the rules of any Exchange, the Directors may grant from time to time options to subscribe for the unallotted shares in the capital of the Company to Directors and other persons in the service or employment of the Company or any subsidiary or associate company of the Company on such terms and subject to such conditions as may be approved from time to time by the Directors or by any committee thereof appointed by the Directors for the purpose of such approval and on the terms and conditions required to obtain the approval of any statutory authority in any jurisdiction.

29.3

Subject to the provisions of these Articles including but not limited to Article 20, the Directors are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities within the meaning of section 1021 of the Act. The maximum amount of relevant securities which may be allotted under the authority hereby conferred shall be the amount of the authorised but unissued share capital of the Company at the Adoption Date. The authority hereby conferred shall expire on the date which is five (5) years after the Adoption Date unless and to the extent that such authority is renewed, revoked or extended prior to such date. The Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement, notwithstanding that the authority hereby conferred has expired.

29.4

The Directors are hereby empowered pursuant to sections 1022 and 1023 of the Act to allot equity securities (within the meaning of the said section 1023) for cash pursuant to the authority conferred by Article 29.3 as if section 1022(1) of the Act did not apply to any such allotment. The authority conferred by this Article 29.4 shall expire on the date which is five (5) years after the Adoption Date, unless previously renewed, varied or revoked; provided that the Company may before the expiry of such authority make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred by this Article 29.4 had not expired.

29.5	The Company may issue permissible letters of allotment (as defined by section 1019 of the Act) to the extent permitted by the Act.

29.6

Unless otherwise determined by the Directors or the rights attaching to or by the terms of issue of any particular shares, or to the extent required by the Act, any Exchange, depository or any operator of any clearance or settlement system, no person whose name is entered as a member in the Register shall be entitled to receive a share certificate for any shares of any class held by him or her in the capital of the Company (nor on transferring part of a holding, to a certificate for the balance).

29.7

Any share certificate, if issued, shall specify the number of shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as shall be determined by the Directors. Such certificates may be under seal. All certificates for shares in the capital of the Company shall be consecutively numbered or otherwise identified and shall specify the shares in the capital of the Company to which they relate. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered in the Register. All certificates surrendered to the Company for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares in the capital of the Company shall have been surrendered and cancelled. The Directors may authorise certificates to be issued with the seal and authorised signature(s) affixed by some method or system of mechanical process. In respect of a share or shares in the capital of the Company held jointly by several persons, the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating such evidence, as the Directors may prescribe, and, in the case of defacement or wearing out, upon delivery of the old certificate.

30.	The Company:

30.1	may give financial assistance for the purpose of an acquisition of its shares or, where the Company is a subsidiary, its holding company where permitted by sections 82 and 1043 of the Act, and

30.2	is authorised, for the purposes of section 105(4)(a) of the Act, but subject to section 1073 of the Act, to acquire its own shares.

31.	The Directors (and any committee established under Article 201 and so authorised by the Directors and any person so authorised by the Directors or such committee) may without prejudice to Article 183:

31.1	allot, issue, grant options over and otherwise dispose of shares in the Company; and

31.2	exercise the Company’s powers under Article 29,

on such terms and subject to such conditions as they think fit, subject only to the provisions of the Act and these Articles.

32.

Unless the Board determines otherwise, any share in the capital of the Company shall be deemed to be a Redeemable Share on, and from the time of, the existence or creation of an agreement, transaction or trade between the Company and any person (who may or may not be a member) pursuant to which the Company acquires or will acquire a share in the capital of the Company, or an interest in shares in the capital of the Company, from the relevant person, save for an acquisition for nil consideration pursuant to section 102(1)(a) of the Act. In these circumstances, the acquisition of such shares by the Company, save where acquired for nil consideration in accordance with the Act, shall constitute the redemption of a Redeemable Share in accordance with Chapter 6 of Part 3 of the Act. No resolution, whether special or otherwise, shall be required to be passed to deem any share in the capital of the Company a Redeemable Share.

VARIATION OF CLASS RIGHTS

33.

Without prejudice to the authority conferred on the Directors pursuant to Article 23 to issue Preferred Shares in the capital of the Company, where the shares in the Company are divided into different classes, the rights attaching to a class of shares may only be varied or abrogated if (a) the holders of 75% in nominal value of the issued shares of that class consent in writing to the variation, or (b) a special resolution, passed at a separate general meeting of the holders of that class, sanctions the variation. The quorum at any such separate general meeting, other than an Adjourned Meeting, shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and the quorum at an Adjourned Meeting shall be one person holding or representing by proxy shares of the class in question or that person’s proxy. The rights conferred upon the holders of any class of shares issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by a purchase or redemption by the Company of its own shares or by the creation or issue of further shares ranking pari passu therewith or subordinate thereto.

34.	The redemption or purchase of Preferred Shares or any class or series of Preferred Shares shall not constitute a variation of rights of the holders of Preferred Shares.

35.	The issue, redemption or purchase of any of the Preferred Shares shall not constitute a variation of the rights of the holders of Ordinary Shares and Convertible Preference Shares.

36.

The issue of Preferred Shares or any class or series of Preferred Shares which rank pari passu with, or junior to, any existing Preferred Shares or class of Preferred Shares shall not constitute a variation of the existing Preferred Shares or class of Preferred Shares.

37.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

TRUSTS NOT RECOGNISED

38.

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the member. This shall not preclude (i) the Company from requiring the members or a transferee of shares to furnish the Company with information as to the beneficial ownership of any share when such information is reasonably required by the Company, or (ii) the Directors, where they consider it appropriate, providing the information given to the members of shares to the holders of depositary instruments in such shares.

CALLS ON SHARES

39.

The Directors may from time to time make calls upon the members in respect of any consideration unpaid on their shares in the Company (whether on account of the nominal value of the shares or by way of premium), provided that in the case where the conditions of allotment or issuance of shares provide for the payment of consideration in respect of such shares at fixed times, the Directors shall only make calls in accordance with such conditions.

40.

Each member shall (subject to receiving at least thirty days’ notice specifying the time or times and place of payment, or such lesser or greater period of notice provided in the conditions of allotment or issuance of the shares) pay to the Company, at the time or times and place so specified, the amount called on the shares.

41.	A call may be revoked or postponed, as the Directors may determine.

42.

Subject to the conditions of allotment or issuance of the shares, a call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be required to be paid by instalments if specified in the call.

43.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

44.

If the consideration called in respect of a share or in respect of a particular instalment is not paid in full before or on the day appointed for payment of it, the person from whom the sum is due shall pay interest in cash on the unpaid value from the day appointed for payment of it to the time of actual payment of such rate, not exceeding five per cent per annum or such other rate as may be specified by an order under section 2(7) of the Act, as the Directors may determine, but the Directors may waive payment of such interest wholly or in part.

45.

Any consideration which, by the terms of issue of a share, becomes payable on allotment or issuance or at any fixed date (whether on account of the nominal value of the share or by way of premium) shall, for the purposes of these Articles, be deemed to be a call duly made and payable on the date on which, by the terms of issue, that consideration becomes payable, and in the case of non-payment of such a consideration, all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise, shall apply as if such consideration had become payable by virtue of a call duly made and notified.

46.	The Directors may, on the issue of shares, differentiate between the holders of different classes as to the amount of calls to be paid and the times of payment.

47.	The Directors may, if they think fit:

(a)	receive from any member willing to advance such consideration, all or any part of the consideration uncalled and unpaid upon any shares held by him or her; and/or

(b)

pay, upon all or any of the consideration so advanced (until the amount concerned would, but for such advance, become payable) interest at such rate (not exceeding, unless the Company in a general meeting otherwise directs, five per cent per annum or such other rate as may be specified by an order under section 2(7) of the Act) as may be agreed upon between the Directors and the member paying such consideration in advance.

48.	The Company may:

(a)	acting by its Directors, make arrangements on the issue of shares for a difference between the members in the amounts and times of payment of calls on their shares;

(b)	acting by its Directors, accept from any member the whole or a part of the amount remaining unpaid on any shares held by him or her, although no part of that amount has been called up;

(c)	acting by its Directors and subject to the Act, pay a dividend in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others; and

(d)

by special resolution determine that any portion of its share capital which has not been already called up shall not be capable of being called up except in the event and for the purposes of the Company being wound up; upon the Company doing so, that portion of its share capital shall not be capable of being called up except in that event and for those purposes.

LIEN

49.

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all consideration (whether immediately payable or not) called, or payable at a fixed time, in respect of that share.

50.	The Directors may at any time declare any share in the Company to be wholly or in part exempt from Article 49.

51.	The Company’s lien on a share shall extend to all dividends payable on it.

52.

The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless (i) a sum in respect of which the lien exists is immediately payable; and (ii) the following conditions are satisfied:

52.1

a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is immediately payable, has been given to the registered holder of the share for the time being, or the person entitled thereto by reason of his or her death or bankruptcy; and

52.2	a period of 14 days after the date of giving of that notice has expired.

53.	The following provisions apply in relation to a sale referred to in Article 52:

53.1	to give effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser of them;

53.2	the purchaser shall be registered as the holder of the shares comprised in any such transfer;

53.3

the purchaser shall not be bound to see to the application of the purchase consideration, nor shall his or her title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale; and

53.4

the proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is immediately payable, and the residue, if any, shall (subject to a like lien for sums not immediately payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

FORFEITURE

54.

If a member of the Company fails to pay any call or instalment of a call on the day appointed for payment of it, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

55.	The notice referred to in Article 54 shall:

55.1	specify a further day (not earlier than the expiration of 14 days after the date of service of the notice) on or before which the payment required by the notice is to be made; and

55.2	state that, if the amount concerned is not paid by the day so specified, the shares in respect of which the call was made will be liable to be forfeited.

56.

If the requirements of the notice referred to in Article 55 are not complied with, any share in respect of which the notice has been served may at any time after the day so specified (but before, should it occur, the payment required by the notice has been made) be forfeited by a resolution of the Directors to that effect.

57.

On the trial or hearing of any action for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the Register as the holder, or one of the holders, of the shares in the capital of the Company in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book and that notice of such call was duly given to the member sued, in pursuance of these Articles, and it shall not be necessary to prove the appointment of the Directors who made such call nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

58.

A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

59.

A person whose shares have been forfeited shall cease to be a member of the Company in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all consideration which, at the date of forfeiture, were payable by him or her to the Company in respect of the shares, but his or her liability shall cease if and when the Company shall have received payment in full of all such consideration in respect of the shares.

60.

A statement in writing that the maker of the statement is a Director or the Company Secretary, and that a share in the Company has been duly forfeited on a date stated in the statement, shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share.

61.	The following provisions apply in relation to a sale or other disposition of a share referred to in Article 58:

61.1

the Company may receive the consideration, if any, given for the share on the sale or other disposition of it and may execute a transfer of the share in favour of the person to whom the share is sold or otherwise disposed of (the “disponee”);

61.2	upon such execution, the disponee shall be registered as the holder of the share; and

61.3

the disponee shall not be bound to see to the application of the purchase consideration, if any, nor shall his or her title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

62.

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share in the capital of the Company, becomes payable at a fixed time, whether on account of the nominal value of the share in the capital of the Company or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

63.

The Directors may accept the surrender of any share in the capital of the Company which the Directors have resolved to have been forfeited upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share in the capital of the Company shall be treated as if it has been forfeited.

VARIATION OF COMPANY CAPITAL

64.	Subject to the provisions of these Articles, the Company may, by ordinary resolution and in accordance with section 83 of the Act, do any one or more of the following, from time to time:

64.1	consolidate and divide all or any of its classes of shares into shares of a larger nominal value than its existing shares;

64.2

subdivide its classes of shares, or any of them, into shares of a smaller nominal value, so however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

64.3	increase the nominal value of any of its shares by the addition to them of any undenominated capital;

64.4

reduce the nominal value of any of its shares by the deduction from them of any part of that value, subject to the crediting of the amount of the deduction to undenominated capital, other than the share premium account;

64.5

without prejudice or limitation to Articles 104 to 109 and the powers conferred on the Directors thereby, convert any undenominated capital into shares for allotment as bonus shares to holders of existing shares;

64.6	increase its share capital by new shares of such amount as it thinks expedient; or

64.7

cancel shares of its share capital which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

65.	Subject to the provisions of these Articles, the Company may:

65.1

Without prejudice to Article 32, by special resolution, and subject to the provisions of the Act governing the variation of rights attached to classes of shares and the amendment of these Articles, convert any of its shares into Redeemable Shares; or

65.2

by special resolution, and subject to the provisions of the Act (or as otherwise required or permitted by applicable law) alter or add to the Memorandum with respect to any objects, powers or other matters specified therein or alter or add to these Articles.

REDUCTION OF COMPANY CAPITAL

66.

The Company may, in accordance with the provisions of sections 84 to 87 of the Act, reduce its company capital in any way it thinks expedient and, without prejudice to the generality of the foregoing, may thereby:

66.1	extinguish or reduce the liability on any of its shares in respect of share capital not paid up;

66.2	either with or without extinguishing or reducing liability on any of its shares, cancel any paid up company capital which is lost or unrepresented by available assets; or

66.3	either with or without extinguishing or reducing liability on any of its shares, pay off any paid up company capital which is in excess of the wants of the Company.

Unless the special resolution provides otherwise, a reserve arising from the reduction of company capital is to be treated for all purposes as a realised profit in accordance with section 117(9) of the Act. Nothing in this Article 66 shall, however, prejudice or limit the Company’s ability to perform or engage in any of the actions described in section 83(1) of the Act by way of ordinary resolution only.

TRANSFER OF SHARES

67.

Subject to the Act and to the provisions of these Articles as may be applicable, any member may transfer all or any of his shares (of any class) by an instrument of transfer in the usual common form or in any other form which the Board may from time to time approve. The instrument of transfer may be endorsed on the certificate.

68.

The instrument of transfer of a share shall be signed by or on behalf of the transferor and, if the share is not fully paid, by or on behalf of the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect of it. All instruments of transfer may be retained by the Company.

69.

The instrument of transfer of any share may be executed for and on behalf of the transferor by the Company Secretary or any other party designated by the Board for such purpose, and the Company Secretary or any other party designated by the Board for such purpose shall be deemed to have been irrevocably appointed agent for the transferor of such share or shares with full power to execute, complete and deliver in the name of and on behalf of the transferor of such share or shares all such transfers of shares held by the members in the share capital of the Company. Any document which records the name of the transferor, the name of the transferee, the class and number of shares agreed to be transferred, the date of the agreement to transfer shares and the price per share, shall, once executed by the transferor or the Company Secretary or any other party designated by the Board for such purpose as agent for the transferor, be deemed to be a proper instrument of transfer for the purposes of the Act. The transferor shall be deemed to remain the member holding the share until the name of the transferee is entered on the Register in respect thereof, and neither the title of the transferee nor the title of the transferor shall be affected by any irregularity or invalidity in the proceedings in reference to the sale should the Directors so determine.

70.

Subject to the Act, the Company, at its absolute discretion, may, or may procure that a subsidiary of the Company shall, pay Irish stamp duty arising on a transfer of shares on behalf of the transferee of such shares of the Company. If stamp duty resulting from the transfer of shares in the Company which would otherwise be payable by the transferee is paid by the Company or any subsidiary of the Company on behalf of the transferee, then in those circumstances, the Company shall, on its behalf or on behalf of its subsidiary (as the case may be), be entitled to (i) reimbursement of the stamp duty from the transferee, (ii) set-off the stamp duty against any dividends payable to the transferee of those shares and (iii) to the extent permitted by section 1042 of the Act, claim a first and paramount lien on the shares on which stamp duty has been paid by the Company or its subsidiary for the amount of stamp duty paid. The Company’s lien shall extend to all dividends paid on those shares.

71.

The Directors shall have power to permit any class of shares to be held in uncertificated form and to implement any arrangements they think fit for such evidencing and transfer which accord with such regulations and in particular shall, where appropriate, be entitled to disapply or modify all or part of the provisions in these Articles with respect to the requirement for written instruments of transfer and share certificates (if any), in order to give effect to such regulations.

72.

The Board may, in its absolute discretion and without assigning any reason for its decision, decline to register any transfer of any share which is not a fully-paid share. The Board may also decline to register any transfer if:

72.1

the instrument of transfer is not duly stamped, if required, and lodged at the Office or any other place as the Board may from time to time specify for the purpose, accompanied by the certificate (if any) for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

72.2	the instrument of transfer is in respect of more than one class of share;

72.3	the instrument of transfer is in favour of more than four persons jointly;

72.4

it is not satisfied that all applicable consents, authorisations, permissions or approvals of any governmental body or agency in Ireland or any other applicable jurisdiction required to be obtained under relevant law prior to such transfer have been obtained; or

72.5	it is not satisfied that the transfer would not violate the terms of any agreement to which the Company (or any of its subsidiaries) and the transferor are party or subject.

73.

Subject to any directions of the Board from time to time in force, the Company Secretary or any other party designated by the Board for such purpose may exercise the powers and discretions of the Board under Article 72, Article 96, Article 103 and Article 105.

74.	If the Board declines to register a transfer it shall, within one month after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

75.

No fee shall be charged by the Company for registering any transfer or for making any entry in the Register concerning any other document relating to or affecting the title to any share (except that the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed on it in connection with such transfer or entry).

TRANSMISSION OF SHARES

76.

In the case of the death of a member, the survivor or survivors, where the deceased was a joint holder, and the personal representatives of the deceased where he or she was a sole holder, shall be the only persons recognised by the Company as having any title to his or her interest in the shares.

77.	Nothing in Article 76 shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by him or her with other persons.

78.

Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as may from time to time properly be required by the Directors and subject to Article 79, elect either: (a) to be registered himself or herself as holder of the share; or (b) to have some person nominated by him or her (being a person who consents to being so registered) registered as the transferee thereof.

79.

The Directors shall, in either of those cases, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that member before his or her death or bankruptcy, as the case may be.

80.

If the person becoming entitled as mentioned in Article 78: (a) elects to be registered himself or herself, the person shall furnish to the Company a notice in writing signed by him or her stating that he or she so elects; or (b) elects to have another person registered, the person shall testify his or her election by executing to that other person a transfer of the share.

81.

All the limitations, restrictions and provisions of Articles 76 to 80 shall be applicable to a notice or transfer referred to in Article 80 as if the death or bankruptcy of the member concerned had not occurred and the notice or transfer were a transfer signed by that member.

82.

Subject to Article 83 and Article 84, a person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he or she would be entitled if he or she were the registered holder of the share.

83.

A person referred to in Article 82 shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

84.

The Directors may at any time serve a notice on any such person requiring the person to make the election provided for by Article 78 and, if the person does not make that election (and proceed to do, consequent on that election, whichever of the things mentioned in Article 80 is appropriate) within ninety days after the date of service of the notice, the Directors may thereupon withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

85.

The Company may charge a fee not exceeding €10 on the registration of every probate, letters of administration, certificate of death, power of attorney, notice as to stock or other instrument or order.

86.

The Directors may determine such procedures as they shall think fit regarding the transmission of shares in the Company held by a body corporate that are transmitted by operation of law in consequence of a merger or division.

CLOSING REGISTER OR FIXING RECORD DATE

87.

For the purpose of determining members entitled to notice of or to vote at any meeting of members or any adjournment thereof, or members entitled to receive payment of any dividend, or in order to make a determination of members for any other proper purpose, the Board may provide, subject to the requirements of section 174 of the Act, that the Register shall be closed for transfers at such times and for such periods, not exceeding in the whole thirty days in each year. If the Register shall be so closed for the purpose of determining members entitled to notice of, or to vote at, a meeting of members, such Register shall, subject to applicable law and Exchange rules, be so closed for at least five days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

88.

In lieu of, or apart from, closing the Register, the Board may fix in advance a date as the record date (a) for any such determination of members entitled to notice of or to vote at a meeting of the members, which record date shall not, subject to applicable law and Exchange rules, be more than sixty days before the date of such meeting, and (b) for the purpose of determining the members entitled to receive payment of any dividend or other distribution, or in order to make a determination of members for any other proper purpose, which record date shall not, subject to applicable law and Exchange rules, be more than sixty days prior to the date of payment of such dividend or other distribution or the taking of any action to which such determination of members is relevant.

89.

If the Register is not so closed and no record date is fixed for the determination of members entitled to notice of or to vote at a meeting of members, the date immediately preceding the date on which notice of the meeting is deemed given under these Articles shall be the record date for such determination of members. Where a determination of members entitled to vote at any meeting of members has been made as provided in these Articles, such determination shall apply to any adjournment thereof; provided, however, that the Directors may fix a new record date of the Adjourned Meeting, if they think fit.

DIVIDENDS

90.

The Company in a general meeting may declare dividends, but no dividends shall exceed the amount recommended by the Directors. Any general meeting declaring a dividend and any resolution of the Directors declaring an interim dividend may direct payment of such dividend or interim dividend wholly or partly by the distribution of specific assets including paid up shares, debentures or debenture stocks of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution.

91.	The Directors may from time to time:

91.1

pay to the members such dividends (whether as either interim dividends or final dividends) as appear to the Directors to be justified by the profits of the Company, subject to section 117 and Chapter 6 of Part 17 of the Act;

91.2

before declaring any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion either be employed in the business of the Company or be held as cash or cash equivalents or invested in such investments as the Directors may lawfully determine; and

91.3	without placing the profits of the Company to reserve, carry forward any profits which they may think prudent not to distribute.

92.	Unless otherwise specified by the Directors at the time of declaring a dividend, the dividend shall be a final dividend.

93.

Where the Directors specify that a dividend is an interim dividend at the time it is declared, such interim dividend shall not constitute a debt recoverable against the Company and the declaration may be revoked by the Directors at any time prior to its payment provided that the holders of the same class of share are treated equally on any revocation.

94.

Subject to the rights of persons, if any, entitled to shares with special rights as to dividend (and to the rights of the Company under Articles 49 to 53 and Article 96) all dividends shall be declared and paid such that shares of the same class shall rank equally irrespective of the premium credited as paid up on such shares.

95.	If any share is issued on terms providing that it shall rank for a dividend as from a particular date, such share shall rank for dividend accordingly.

96.

The Directors may deduct from any dividend payable to any member, all sums of money (if any) immediately payable by him or her to the Company on account of calls or otherwise in relation to the shares of the Company.

97.

The Directors when declaring a dividend or bonus may direct payment of such dividend or bonus wholly or partly by the distribution of specific assets and, in particular, paid up shares, debentures or debenture stock of any other company or in any one or more of such ways.

98.	Where any difficulty arises in regard to a distribution, the Directors may settle the matter as they think expedient and, in particular, may:

98.1	issue fractional certificates (subject always to the restriction on the issue of fractional shares) and fix the value for distribution of such specific assets or any part of them;

98.2	determine that cash payments shall be made to any members upon the footing of the value so fixed, in order to adjust the rights of all the parties; and

98.3	vest any such specific assets in trustees as may seem expedient to the Directors.

99.	Any dividend, interest or other moneys payable in cash in respect of any shares may be paid:

99.1

by cheque or negotiable instrument sent by post directed to or otherwise delivered to the registered address of the holder, or where there are joint holders, to the registered address of that one of the joint holders who is first named on the register or to such person and to such address as the holder or the joint holders may in writing direct; or

99.2	by transfer to a bank account nominated by the payee or where such an account has not been so nominated, to the account of a trustee nominated by the Company to hold such moneys,

provided that the debiting of the Company’s account in respect of the relevant amount shall be evidence of good discharge of the Company’s obligations in respect of any payment made by any such methods.

100.	Any such cheque or negotiable instrument referred to in Article 99 shall be made payable to the order of the person to whom it is sent.

101.

Any one of two or more joint holders may give valid receipts for any dividends, bonuses or other moneys payable in respect of the shares held by them as joint holders, whether paid by cheque or negotiable instrument or direct transfer.

102.	No dividend shall bear interest against the Company.

103.

If the Directors so resolve, any dividend or distribution which has remained unclaimed for twelve years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The payment by the Directors of any unclaimed dividend, distribution or other moneys payable in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

BONUS ISSUE OF SHARES

104.	Any capitalisation provided for in Articles 105 to 109 inclusive will not require approval or ratification by the members.

105.

The Directors may resolve to capitalise any part of a relevant sum (within the meaning of Article 106) by applying such sum in paying up in full unissued shares of a nominal value or nominal value and premium, equal to the sum capitalised, to be allotted and issued as fully paid bonus shares, to those members of the Company who would have been entitled to that sum if it were distributed by way of dividend (and in the same proportions).

106.

For the purposes of Article 105, “relevant sum” means: (a) any sum for the time being standing to the credit of the Company’s undenominated capital; (b) any of the Company’s profits available for distribution; (c) any sum representing unrealised revaluation reserves; or (d) a merger reserve or any other capital reserve of the Company.

107.

The Directors may in giving effect to any resolution under Article 105 make: (a) all appropriations and applications of the undivided profits resolved to be capitalised by the resolution; and (b) all allotments and issues of fully paid shares, if any, and generally shall do all acts and things required to give effect to the resolution.

108.	Without limiting Article 107, the Directors may:

108.1

make such provision as they think fit for the case of shares becoming distributable in fractions (and, again, without limiting the foregoing, may sell the shares represented by such fractions and distribute the net proceeds of such sale amongst the members otherwise entitled to such fractions in due proportions);

108.2

authorise any person to enter, on behalf of all the members concerned, into an agreement with the Company providing for the allotment to them, respectively credited as fully paid up, of any further shares to which they may become entitled on the capitalisation concerned or, as the case may require, for the payment by the application thereto of their respective proportions of the profits resolved to be capitalised of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all the members concerned.

109.

Where the Directors have resolved to approve a bona fide revaluation of all the fixed assets of the Company, the net capital surplus in excess of the previous book value of the assets arising from such revaluation may be: (a) credited by the Directors to undenominated capital, other than the share premium account; or (b) used in paying up unissued shares of the Company to be issued to members as fully paid bonus shares.

GENERAL MEETINGS – GENERAL

110.

Subject to Article 111, the Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year, and shall specify the meeting as such in the notices calling it; and not more than 15 months shall elapse between the date of one annual general meeting of the Company and that of the next.

111.	The Company will hold its first annual general meeting within eighteen months of its incorporation.

112.	The annual general meeting shall be held in such place and at such time as the Directors shall determine.

113.	All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

114.

The Directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting shall also be convened by the Directors on the requisition of members, or if the Directors fail to so convene an extraordinary general meeting, such extraordinary general meeting may be convened by the requisitioning members, in each case in accordance with section 178(3) to (7) of the Act.

115.

If at any time the number of Directors is less than two, any Director or any member that satisfies the criteria under section 178 of the Act may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

116.

An annual general meeting or extraordinary general meeting of the Company may be held outside of Ireland. The Company shall make, at its expense, all necessary arrangements to ensure that members can by technological means participate in any such meeting without leaving Ireland.

117.

A general meeting of the Company may be held in two or more venues (whether inside or outside of Ireland) at the same time using any technology that provides members, as a whole, with a reasonable opportunity to participate, and such participation shall be deemed to constitute presence in person at the meeting.

NOTICE OF GENERAL MEETINGS

118.	The only persons entitled to notice of general meetings of the Company are:

118.1	the members;

118.2	the personal representatives of a deceased member, which member would but for his death be entitled to vote;

118.3	the assignee in bankruptcy of a bankrupt member of the Company (being a bankrupt member who is entitled to vote at the meeting);

118.4	the Directors and Company Secretary; and

118.5

unless the Company is entitled to and has availed itself of the audit exemption under the Act, the Auditors (who shall also be entitled to receive other communications relating to any general meeting which a member is entitled to receive).

119.

Subject to the provisions of the Act allowing a general meeting to be called by shorter notice, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one days’ notice. Any other extraordinary general meeting shall also be called by at least twenty-one days’ notice, except that it may be called by fourteen days’ notice where:

119.1	all members, who hold shares that carry rights to vote at the meeting, are permitted to vote by electronic means at the meeting; and

119.2	a special resolution reducing the period of notice to fourteen days has been passed at the immediately preceding annual general meeting, or at a general meeting held since that meeting.

120.

Any notice convening a general meeting shall specify the time and place of the meeting and, in the case of special business, the general nature of that business and, in reasonable prominence, that a member entitled to attend, speak, ask questions and vote is entitled to appoint a proxy to attend, speak, ask questions and vote in his place and that a proxy need not be a member of the Company. Every notice shall specify such other details as are required by applicable law or the relevant code, rules and regulations applicable to the listing of the shares on any Exchange. Subject to any restrictions imposed on any shares, the notice shall be given to all the members and to the Directors and Auditors.

121.	The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

122.

In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of proxy by, any person entitled to receive such notice shall not invalidate any resolution passed or any proceeding at any such meeting. A member present, either in person or by proxy, at any general meeting of the Company or of the holders of any class of shares in the Company will be deemed, subject to Article 125, to have received notice of that meeting and, where required, of the purpose for which it was called.

123.

Where, by any provision contained in the Act, extended notice is required of a resolution, the resolution shall not be effective (except where the Directors have resolved to submit it) unless notice of the intention to move it has been given to the Company not less than twenty-eight days (or such shorter period as the Act permits) before the meeting at which it is moved, and the Company shall give to the members notice of any such resolution as required by and in accordance with the provisions of the Act.

124.	In determining the correct period of notice for a general meeting, only Clear Days shall be counted.

125.

Whenever any notice is required to be given by law or by these Articles to any person or persons, a waiver thereof in writing, signed by the person or persons entitled to the notice whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

WRITTEN RESOLUTIONS OF THE MEMBERS

126.

For so long as the Company has more than one shareholder, unanimous consent of the holders of the Shares (who are entitled to attend a meeting and vote on the proposed resolutions) shall be required before the shareholders may act by way of written resolution in lieu of holding a meeting.

127. 127.1

Except in the case of the removal of statutory auditors or Directors and subject to the Act and the provisions of Article 126, anything which may be done by resolution in general meeting of all or any class of members may be done by resolution in writing, signed by all of the holders or any class thereof or their proxies (or in the case of a holder that is a corporation (whether or not a company within the meaning of the Acts) on behalf of such holder) being all of the members of the Company or any class thereof, who at the date of the resolution in writing would be entitled to attend a meeting and vote on the resolution and shall be valid and effective for all purposes as if the resolution had been passed at a general meeting of the Company or any class thereof duly convened and held, and if described as a Special Resolution shall be deemed to be a Special Resolution within the meaning of the Acts. Any such resolution in writing may be signed in as many counterparts as may be necessary.

127.2

For the purposes of any written resolution under Article 127, the date of the resolution in writing is the date when the resolution is signed by, or on behalf of, the last holder to sign and any reference in any enactment to the date of passing of a resolution is, in relation to a resolution in writing made in accordance with this section, a reference to such date.

127.3

A resolution in writing made in accordance with Article 127 is valid as if it had been passed by the Company in general meeting or, if applicable, by a meeting of the relevant class of holders of the Company, as the case may be. A resolution in writing made in accordance with this section shall constitute minutes for the purposes of the Act and these Articles.

128.	At any time that the Company is a single-member company, its sole member may pass any resolution as a written decision in accordance with section 196 of the Act.

QUORUM FOR GENERAL MEETINGS

129.

Two members present in person or by proxy and having the right to attend and vote at the meeting and together holding shares representing more than 50% of the votes that may be cast by all members at the relevant time shall be a quorum at a general meeting; provided, however, that at any time when the Company is a single-member company, one member of the Company present in person or by proxy at a general meeting of it shall be a quorum.

130.	If within 15 minutes (or such greater time determined by the chairperson) after the time appointed for a general meeting a quorum is not present, then:

130.1

the meeting shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may determine (the “Adjourned Meeting”); and

130.2

if at the Adjourned Meeting a quorum is not present within half an hour (or such greater time determined by the chairperson) after the time appointed for the meeting, the members present shall be a quorum.

PROXIES

131.

Every member entitled to attend, speak, ask questions and vote at a general meeting may appoint a proxy or proxies to attend, speak, ask questions relating to items on the agenda and vote on his behalf and may appoint more than one proxy to attend, speak, ask questions and vote at the same general meeting provided that, where a member appoints more than one proxy in relation to a general meeting, each proxy must be appointed to exercise the rights attached to different shares held by that member.

132.

The appointment of a proxy shall be in writing in any usual form or in any other form which the Directors may approve and shall be signed by or on behalf of the appointor. The signature on such appointment need not be witnessed. A body corporate may sign a form of proxy under its common seal or under the hand of a duly authorised officer thereof or in such other manner as the Directors may approve. A proxy need not be a member of the Company. A member shall be entitled to appoint a proxy by electronic means, to an address specified by the Company. The proxy form must make provision for three-way voting (i.e., to allow votes to be cast for or against a resolution or to be withheld) on all resolutions intended to be proposed, other than resolutions which are merely procedural. An instrument or other form of communication appointing or evidencing the appointment of a proxy or a corporate representative (other than a standing proxy or representative) together with such evidence as to its due execution as the Board may from time to time require, may be returned to the address or addresses stated in the notice of meeting or Adjourned Meeting or any other information or communication by such time or times as may be specified in the notice of meeting or Adjourned Meeting or in any other such information or communication (which times may differ when more than one place is so specified) or, if no such time is specified, at any time prior to the holding of the relevant meeting or Adjourned Meeting at which the appointee proposes to vote, and, subject to the Act, if not so delivered the appointment shall not be treated as valid.

BODIES CORPORATE ACTING BY REPRESENTATIVES AT MEETINGS

133.

Any body corporate which is a member, or a proxy for a member, of the Company may by resolution of its directors or other governing body authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or of any class of members of the Company and, subject to evidence being furnished to the Company of such authority as the Directors may reasonably require, any person(s) so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company or, where more than one such representative is so authorized, all or any of the rights attached to the shares in respect of which he is so authorised. Where a body corporate appoints more than one representative in relation to a general meeting, each representative must be appointed to exercise the rights attached to different shares held by that body corporate.

RECEIPT OF PROXY APPOINTMENTS

134.	Where the appointment of a proxy and any authority under which it is signed or a copy certified notarially or in some other way approved by the Directors is to be received by the Company:

134.1

in physical form, it shall be deposited at the Office or (at the option of the member) at such other place or places (if any) as may be specified for that purpose in or by way of note to the notice convening the meeting;

134.2	in electronic form, it may be so received where an address has been specified by the Company for the purpose of receiving electronic communications:

(a)	in the notice convening the meeting; or

(b)	in any appointment of proxy sent out by the Company in relation to the meeting; or

(c)	in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting;

provided that it is so received by the Company no later than 3 hours, or such other time as may be communicated to the members, before the time for holding the meeting or Adjourned Meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or Adjourned Meeting) for the taking of the poll at which it is to be used, at which the person named in the proxy proposes to vote and in default shall not be treated as valid or, in the case of a meeting which is adjourned to, or a poll which is to be taken on, a date not later than the record date applicable to the meeting which was adjourned or the poll, it shall be sufficient if the appointment of a proxy and any such authority and certification thereof as aforesaid is so received by the Company at the commencement of the Adjourned Meeting or the taking of the poll. An appointment of a proxy relating to more than one meeting (including any adjournment thereof) having once been so received for the purposes of any meeting shall not be required to be delivered, deposited or received again for the purposes of any subsequent meeting to which it relates.

EFFECT OF PROXY APPOINTMENTS

135. 135.1

Receipt by the Company of an appointment of a proxy in respect of a meeting shall not preclude a member from attending and voting at the meeting or at any adjournment thereof. However, if that member votes at the meeting or at any adjournment thereof, then as regards to the resolution(s) any proxy notice delivered to the Company by or on behalf of that same member shall on a poll, be invalid to the extent that such member votes in respect of the shares to which the proxy notice relates.

135.2

An appointment of a proxy shall be valid, unless the contrary is stated therein, as well for any adjournment of the meeting as for the meeting to which it relates and shall be deemed to confer authority to speak at a general meeting and to demand or join in demanding a poll.

136.

A proxy shall have the right to exercise all or any of the rights of his appointor, or (where more than one proxy is appointed) all or any of the rights attached to the shares in respect of which he is appointed as the proxy to attend, and to speak and vote, at a general meeting of the Company. Unless his appointment provides otherwise, a proxy may vote or abstain at his discretion on any resolution put to the vote.

EFFECT OF REVOCATION OF PROXY OR OF AUTHORISATION

137.

A vote given or poll demanded in accordance with the terms of an appointment of a proxy or a resolution authorising a representative to act on behalf of a body corporate shall be valid notwithstanding the previous death, insanity or winding up of the principal, or the revocation of the appointment of a proxy or of the authority under which the proxy was appointed or of the resolution authorising the representative to act or the transfer of the share in respect of which the proxy was appointed or the authorisation of the representative to act was given, provided that no notice in writing (whether in electronic form or otherwise) of such death, insanity, winding up, revocation or transfer is received by the Company at the Office before the commencement of the meeting.

138.

The Directors may send to the members, at the expense of the Company, by post, electronic mail or otherwise, forms for the appointment of a proxy (with or without reply paid envelopes for their return) for use at any general meeting or at any class meeting, either in blank or nominating any one or more of the Directors or any other persons in the alternative. If, for the purpose of any meeting, invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy, but the accidental omission to issue such invitations to, or the non-receipt of such invitations by, any member shall not invalidate the proceedings at any such meeting.

THE BUSINESS OF GENERAL MEETINGS

139.

All business shall be deemed to be special business that is transacted at an extraordinary general meeting or that is transacted at an annual general meeting other than, in the case of an annual general meeting, the business specified in Article 143 which shall be ordinary business.

140.	At any meeting of the members, only such business shall be conducted as shall have been properly brought before such meeting. To be properly brought before an annual general meeting, business must be:

140.1	specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board;

140.2	otherwise properly brought before the meeting by or at the direction of the Board; or

140.3	otherwise properly brought before the meeting by a member.

141.

Without prejudice to any procedure which may be permitted under the Act, for business to be properly brought before an annual general meeting by a member, the member must have given timely notice thereof in writing to the Company Secretary. To be timely, a member’s notice must be received not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual general meeting; provided, however, that in the event that the date of the annual general meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary, notice by the member to be timely must be so received not earlier than the 90th day prior to such annual general meeting and not later than the close of business on the later of (i) the 60th day prior to such annual general meeting or (ii) the tenth day following the date on which notice of the date of the annual general meeting was mailed or public disclosure thereof was made by the Company, whichever event in this clause (ii) first occurs. For the avoidance of doubt, in no event shall the adjournment or postponement of any general meeting, or the public announcement of such an adjournment or postponement, commence a new time period (or extend any time period) for the giving of a member’s notice to the Company Secretary pursuant to this Article 141. Each such notice shall set forth as to each matter the member proposes to bring before the annual general meeting:

141.1	a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the meeting;

141.2	the name and address, as they appear on the Register, of the member proposing such business;

141.3	the class, series and number of shares of the Company which are beneficially owned by the member;

141.4

whether and the extent to which any hedging, derivative or other transaction is in place or has been entered into within the prior six months preceding the date of delivery of the notice by or for the benefit of the member with respect to the Company or its subsidiaries or any of their respective securities, debt instruments or credit ratings, the effect or intent of which transaction is to give rise to gain or loss as a result of changes in the trading price of such securities or debt instruments or changes in the credit ratings for the Company, its subsidiaries or any of their respective securities or debt instruments (or, more generally, changes in the perceived creditworthiness of the Company or its subsidiaries), or to increase or decrease the voting power of the member, and if so, a summary of the material terms thereof; and

141.5	any material interest of the member in such business.

To be properly brought before an extraordinary general meeting, other than pursuant to Article 140, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board or by the Company Secretary pursuant to the applicable provisions of these Articles or (ii) otherwise properly brought before the meeting by or at the direction of the Board.

142.

The chairperson of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of these Articles, and if he or she should so determine, any such business not properly brought before the meeting shall not be transacted. Nothing herein shall be deemed to affect any rights of members to request inclusion of proposals in the Company’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

143.	The business of the annual general meeting shall include:

143.1	the consideration of the Company’s statutory financial statements and the report of the Directors and the report of the Auditors on those statements and that report;

143.2	the review by the members of the Company’s affairs;

143.3	the authorisation of the Directors to approve the remuneration of the Auditors (if any); and

143.4	the appointment or re-appointment of Auditors.

PROCEEDINGS AT GENERAL MEETINGS

144.

The Chairperson, if any, shall preside as chairperson at every general meeting of the Company, or if there is no such Chairperson, or if he or she is not present at the time appointed for the holding of the meeting or is unwilling to act, the Directors present shall elect one of their number to be chairperson of the meeting.

145.

If at any meeting no Director is willing to act as chairperson or if no Director is present at the time appointed for holding the meeting, the members present shall choose one of their number to be chairperson of the meeting.

146.

At each meeting of members, the chairperson of the meeting shall fix and announce the date and time of the opening and the closing of the polls for each matter upon which the members will vote at the meeting and shall determine the order of business and all other matters of procedure.

147.

The Directors may adopt such rules, regulations and procedures for the conduct of any meeting of the members as they deem appropriate. Except to the extent inconsistent with any applicable rules, regulations and procedures adopted by the Board, the chairperson of any meeting may adopt such rules, regulations and procedures for the meeting, which need not be in writing, and take such actions with respect to the conduct of the meeting, as the chairperson of the meeting deems appropriate, to maintain order and safety and for the conduct of the meeting.

148.

The chairperson of the meeting may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place.

149.	No business shall be transacted at any Adjourned Meeting other than the business left unfinished at the meeting from which the adjournment took place.

150.

When a meeting is adjourned for thirty days or more, notice of the Adjourned Meeting shall be given as in the case of an original meeting but, subject to that, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an Adjourned Meeting.

151.	Each Director and the Auditors shall be entitled to attend and speak at any general meeting of the Company.

152.	For business to be properly requested by a member to be brought before a general meeting, the member must comply with the requirements of the Act or:

152.1	be a member at the time of the giving of the notice for such general meeting;

152.2	be entitled to vote at such meeting; and

152.3	have given timely and proper notice in writing to the Company Secretary in accordance with Article 141.

153.

Except where a greater majority is required by the Act or these Articles, any question proposed for a decision of the members at any general meeting of the Company or a decision of any class of members at a separate meeting of any class of shares shall be decided by an ordinary resolution.

VOTING

154.	At any general meeting, a resolution put to the vote of the meeting shall be decided on a poll.

155.

Save as provided in Article 156 of these Articles, a poll shall be taken in such manner as the chairperson of the meeting directs and he or she may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

156.

A poll demanded on the election of a chairperson of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairperson of the meeting may direct. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded.

157.

No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven Clear Days’ notice shall be given specifying the time and place at which the poll is to be taken.

158.

If authorised by the Directors, any vote taken by written ballot may be satisfied by a ballot submitted by electronic and/or telephonic transmission, provided that any such electronic or telephonic submission must either set forth or be submitted with information from which it can be determined that the electronic or telephonic submission has been authorised by the member or proxy.

VOTES OF MEMBERS

159.

Subject to the provisions of these Articles and any rights or restrictions for the time being attached to any class or classes of shares in the capital of the Company, every member of record present in person or by proxy shall have one vote for each share registered in his or her name in the Register.

160.

Where there are joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder or holders; and for this purpose, seniority shall be determined by the order in which the names of the joint holders stand in the Register.

161.

A member who has made an enduring power of attorney, or a member in respect of whom an order has been made by any court having jurisdiction in cases of unsound mind, may vote by his or her committee, donee of an enduring power of attorney, receiver, guardian or other person appointed by the foregoing court, and any such committee, donee of an enduring power of attorney, receiver, guardian or other persons appointed by the foregoing court may speak or vote by proxy.

162.

No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at such general meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairperson of the general meeting whose decision shall be final and conclusive.

163.

A person shall be entered on the Register by the record date specified in respect of a general meeting in order to exercise the right of a member to participate and vote at the general meeting and any change to an entry on the Register after the record date shall be disregarded in determining the right of any person to attend and vote at the meeting.

164.

Votes may be given either personally (including by a duly authorised representative of a corporate member) or by proxy. On a poll taken at a meeting of the members of the Company or a meeting of any class of members of the Company, a member, whether present in person or by proxy, entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

165.

Subject to such requirements and restrictions as the Directors may specify, the Company may permit members to vote by correspondence in advance of a general meeting in respect of one or more of the resolutions proposed at a meeting. Where the Company permits members to vote by correspondence, it shall only count votes cast in advance by correspondence, where such votes are received at the address and before the date and time specified by the Company, provided the date and time is no more than 24 hours before the time at which the vote is to be concluded.

166.

Subject to such requirements and restrictions as the Directors may specify, the Company may permit members who are not physically present at a meeting to vote by electronic means at the general meeting in respect of one or more of the resolutions proposed at a meeting.

167.	Where there is an equality of votes, the chairperson of the meeting shall not have a second or casting vote.

168.	No member shall be entitled to vote at any general meeting of the Company unless all calls or other sums immediately payable by him or her in respect of shares in the Company have been paid.

CLASS MEETINGS

169.	The provisions of these Articles relating to general meetings shall, as far as applicable, apply in relation to any meeting of any class of member of the Company.

APPOINTMENT OF DIRECTORS

170.	The number of Directors from time to time shall be not less than two nor more than seven directors.

171.

The Board, upon recommendations of the nomination and governance committee (or equivalent committee established by the Board), shall propose nominees for election to the office of Director at each annual general meeting.

172.

The Directors may be appointed by the members in general meeting, provided that no person other than a Director retiring at the meeting shall, save where recommended by the Board, be eligible for election to the office of Director at any general meeting unless the requirements of Article 179 as to his or her eligibility for that purpose have been complied with.

173.

The Directors may from time to time appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors shall not at any time exceed the number as may be provided for in these articles of association.

173.1

A Director shall hold office until the conclusion of the annual general meeting for the year in which his term expires and until he shall be re-elected or his successor shall be elected or appointed and subject, however, to prior death, resignation, retirement, disqualification or removal from office.

173.2

Any vacancy on the Board, including a vacancy that results from an increase in the number of directors or from the death, resignation, retirement, disqualification or removal of a Director, shall be deemed a casual vacancy. Subject to the terms of any series of Preferred Shares, any casual vacancy shall only be filled by the decision of a majority of the Board then in office, provided that a quorum is present and provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these articles as the maximum number of Directors.

173.3

Any Director elected to fill a vacancy not resulting from an increase in the number of Directors shall have the same remaining term as that of his predecessor or if there is no such remaining term, the Director shall retire, and be eligible to stand for re-election, at the annual general meeting immediately following their appointment A Director retiring at a meeting shall retain office until the close or adjournment of the meeting.

174.

Each Director shall be elected by an ordinary resolution at such meeting, provided that if, as of, or at any time prior to, fourteen days before the filing of the Company’s definitive proxy statement with the SEC relating to such general meeting, the number of Director nominees exceeds the number of Directors to be elected (a “contested election”), each of those nominees shall be voted upon as a separate resolution and the Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at any such meeting and entitled to vote on the election of Directors.

For the purposes of this Article, “elected by a plurality” means the election of those director nominees, equalling in number to the number of positions to be filled at the relevant general meeting, that received the highest number of votes.

175.

Any nominee for election to the Board who is then serving as a Director and, in an uncontested election (where the number of Director nominees does not exceed the number of Directors to be elected), receives a greater number of “against” votes than “for” votes shall promptly tender his or her resignation following certification of the vote. The nomination and governance committee of the Board shall then consider the resignation offer and recommend to the Board whether to accept or reject the resignation, or whether other action should be taken; provided that any Director whose resignation is under consideration shall not participate in the nomination and governance committee’s recommendation regarding whether to accept, reject or take other action with respect to his/her resignation. The Board shall take action on the nomination and governance committee’s recommendation within 90 days following certification of the vote, and promptly thereafter publicly disclose its decision and the reasons therefor.

176.	The Directors are not entitled to appoint alternate directors.

177.

The Company may from time to time, by ordinary resolution, increase or reduce the number of Directors provided that any resolution to appoint a director approved by the members that would result in the maximum number of Directors being exceeded shall be deemed to constitute an ordinary resolution increasing the maximum number of Directors to the number that would be in office following such a resolution of appointment.

178.

The Company may by ordinary resolution, appoint another person in place of a Director removed from office under section 146 of the Act and, without prejudice to the powers of the Directors under Article 173.2, the Company in a general meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director.

DIRECTORS—MEMBER NOMINATIONS

179.

The following are the requirements mentioned in Article 172 for the eligibility of a person (the “person concerned”) for election as a Director at a general meeting, namely, any member entitled to vote in the election of Directors generally may nominate one or more persons for election as Directors at an annual general meeting only pursuant to the Company’s notice of such meeting or if written notice of such member’s intent to make such nomination or nominations has been received by the Company Secretary at the Company’s Office not less than 60 nor more than 90 days prior to the first anniversary of the preceding year’s annual general meeting; provided, however, that in the event that the date of the annual general meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary, notice by the member to be timely must be so received not earlier than the 90th day prior to such annual general meeting and not later than the close of business on the later of (i) the 60th day prior to such annual general meeting and (ii) the 10th day following the day on which notice of the date of the annual general meeting was mailed or public disclosure thereof was made by the Company, whichever event in this clause (ii) first occurs. Each such member’s notice shall set forth:

179.1	the name and address of the member who intends to make the nomination and of the person or persons to be nominated;

179.2

a representation that the member is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

179.3	a description of all arrangements or understandings between the member and each nominee and any other person or persons (naming such person or persons) relating to the nomination or nominations;

179.4

the class and number of shares of the Company which are beneficially owned by such member and by any other members known by such member to be supporting such nominees as of the date of such member’s notice;

179.5

whether and the extent to which any hedging, derivative or other transaction is in place or has been entered into within the prior six months preceding the date of delivery of the notice by or for the benefit of the member with respect to the Company or its subsidiaries or any of their respective securities, debt instruments or credit ratings, the effect or intent of which transaction is to give rise to gain or loss as a result of changes in the trading price of such securities or debt instruments or changes in the credit ratings for the Company, its subsidiaries or any of their respective securities or debt instruments (or, more generally, changes in the perceived creditworthiness of the Company or its subsidiaries), or to increase or decrease the voting power of the member, and if so, a summary of the material terms thereof;

179.6	such other information regarding each nominee proposed by such member as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC;

179.7	the consent of each nominee to serve as a Director if so elected; and

179.8	for each nominee who is not an incumbent Director:

(a)	their name, age, business address and residential address;

(b)	their principal occupation or employment;

(c)	the class, series and number of securities of the Company that are owned of record or beneficially by such person;

(d)	the date or dates the securities were acquired and the investment intent of each acquisition;

(e)	any other information relating to such person that is required to be disclosed in proxies for the election of Directors under any applicable securities legislation; and

(f)

any information the Company may require any proposed director nominee to furnish such as it may reasonably require to comply with applicable law and to determine the eligibility of such proposed nominee to serve as a Director and whether such proposed nominee would be considered independent as a Director or as a member of the audit or any other committee of the Board under the various rules and standards applicable to the Company.

VACATION OF OFFICE BY DIRECTORS

180.

Subject to the provisions of these Articles and in addition to the circumstances described in sections 146, 148(1) and 196(2) of the Act, the office of Director shall be vacated ipso facto, if that Director:

180.1	is restricted or disqualified to act as a Director under the Act; or

180.2	resigns his or her office by notice in writing to the Company or in writing offers to resign and the Directors resolve to accept such offer; or

180.3	is requested to resign in writing by not less than three quarters of the other Directors.

DIRECTORS’ REMUNERATION AND EXPENSES

181.

The remuneration of the Directors shall be such as is determined, from time to time, by the Board and such remuneration shall be deemed to accrue from day to day. The Board may from time to time determine that, subject to the requirements of the Act, all or part of any fees or other remuneration payable to any Director shall be provided in the form of shares or other securities of the Company or any subsidiary of the Company, or options or rights to acquire such shares or other securities, on such terms as the Board may decide.

182.

The Directors may also be paid all travelling, hotel and other expenses properly incurred by them: (a) in attending and returning from: (i) meetings of the Directors or any committee; or (ii) general meetings of the Company, or (b) otherwise in connection with the business of the Company.

GENERAL POWER OF MANAGEMENT AND DELEGATION

183.

The business of the Company shall be managed by its Directors who may pay all expenses incurred in promoting and registering the Company and may exercise all such powers of the Company as are not, by the Act or by the Memorandum of these Articles, required to be exercised by the Company in a general meeting, but subject to:

183.1	any regulations contained in these Articles;

183.2	the provisions of the Act; and

183.3	such directions, not being inconsistent with the foregoing regulations or provisions, as the Company in a general meeting may (by special resolution) give.

184.	No direction given by the Company in a general meeting under Article 183.3 shall invalidate any prior act of the Directors which would have been valid if that direction had not been given.

185.

Without prejudice to the generality of Article 183, Article 183 operates to enable, subject to a limitation (if any) arising under any of paragraphs 183.1 to 183.3 of it, the Directors exercise all powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof.

186.

Without prejudice to section 40 of the Act, the Directors may delegate any of their powers (including any power referred to in these Articles) to such person or persons as they think fit, including committees; any such person or committee shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on it by the Directors.

187.

Any reference to a power of the Company required to be exercised by the Company in a general meeting includes a reference to a power of the Company that, but for the power of the members to pass a written resolution to effect the first-mentioned power’s exercise, would be required to be exercised by the Company in a general meeting.

188.

The acts of the Board or of any committee established by the Board or any delegee of the Board or any such committee shall be valid notwithstanding any defect which may afterwards be discovered in the appointment or qualification of any Director, committee member or delegee.

189.

The Directors may appoint a sole or joint company secretary, an assistant company secretary and a deputy company secretary for such term, at such remuneration and upon such conditions as they may think fit; and any such person so appointed may be removed by them.

OFFICERS AND EXECUTIVES

190.

The Directors may from time to time appoint one or more of themselves to the office of Chief Executive Officer (by whatever name called including managing director) or such other office or position with the Company and for such period and on such terms as to remuneration, if any (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and, subject to the terms of any agreement entered into in any particular case, may revoke such appointment.

191.

Without prejudice to any claim the person so appointed under Article 190 may have for damages for breach of any contract of service between the person and the Company, the person’s appointment shall cease upon his or her ceasing, for any reason, to be a Director.

192.

The Board may appoint any person whether or not he or she is a Director, to hold such executive or official position (except that of Auditor) as the Board may from time to time determine. The same person may hold more than one office of executive or official position.

193.

The Board shall determine from time to time, the powers and duties of any such office holder or official appointed under Articles 190 and/or Article 192, and subject to the provisions of the Act and these Articles, the Directors may confer upon an office holder or official any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit and in conferring any such powers, the Directors may specify that the conferral is to operate either: (a) so that the powers concerned may be exercised concurrently by them and the relevant office holder; or (b) to the exclusion of their own such powers.

194.

The Directors may (a) revoke any conferral of powers under Article 193 or (b) amend any such conferral (whether as to the powers conferred or the terms, conditions or restrictions subject to which the conferral is made). The use or inclusion of the word “officer” (or similar words) in the title of any executive or other position shall not be deemed to imply that the person holding such executive or other position is an “officer” of the Company within the meaning of the Act.

MEETINGS OF DIRECTORS AND COMMITTEES

195. 195.1	The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit.

195.2

The Directors may establish attendance and procedural guidelines from time to time about how their meetings are to be conducted consistent with good corporate governance and applicable tax requirements.

195.3	Such meetings shall take place at such time and place as the Directors may determine.

195.4	Questions arising at any such meeting shall be decided by a majority of votes and where there is an equality of votes, the chairperson of the meeting shall not have a second or casting vote.

195.5	A Director may, and the Company Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

196.	All Directors shall be entitled to reasonable notice of any meeting of the Directors.

197.	Nothing in Article 196 or any other provision of the Act enables a person, other than a Director, to object to the notice given for any meeting of the Directors.

198.

The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors in office at the time when the meeting is convened.

199.

The continuing Directors may act notwithstanding any vacancy in their number, provided that if the number of the Directors is reduced below the prescribed minimum the remaining Director or Directors shall appoint forthwith an additional Director or additional Directors to make up such minimum or shall convene a general meeting of the Company for the purpose of making such appointment.

CHAIRPERSON

200.

The Directors may elect a Chairperson and determine the period for which he or she is to hold office, but if no such Chairperson is elected, or, if at any meeting the Chairperson is not present after the time appointed for holding it, the Directors present may choose one of their members to be chairperson of a Board meeting. The Chairperson shall vacate office if he or she vacates his or her office as a Director (otherwise than by the expiration of his or her term of office at a general meeting of the Company at which he or she is re-appointed).

COMMITTEES

201.

The Directors may establish one or more committees consisting in whole or in part of members of the Board. The composition, function, power and obligations of any such committee will be determined by the Board from time to time.

202.

A committee established under Article 201 (a “committee”) may elect a chairperson of its meetings; if no such chairperson is elected, or if at any meeting the chairperson is not present after the time appointed for holding it, the members of the committee present may choose one of their number to be chairperson of the meeting.

203.

A committee may meet and adjourn as it thinks proper. Committee meetings shall take place at such time and place as the relevant committee may determine. Questions arising at any meeting of a committee shall be determined (subject to Article 201) by a majority of votes of the members of the committee present, and where there is an equality of votes, the chairperson of the committee shall not have a second or casting vote.

204.	Where any committee is established by the Directors :

204.1

the meetings and proceedings of such committee shall be governed by the provisions of these Articles regulating the meetings and proceedings of the Directors so far as the same are applicable and are not superseded by any regulations imposed upon such committee by the Directors; and

204.2

the Directors may authorise, or may authorise such committee to authorise, any person who is not a Director to attend all or any meetings of any such committee on such terms as the Directors or the committee think fit, provided that any such person shall not be entitled to vote at meetings of the committee.

WRITTEN RESOLUTIONS AND TELEPHONIC MEETINGS OF THE DIRECTORS

205.	The following provision shall apply:

205.1

A resolution in writing signed by all the Directors, or by all the Directors being members of a committee referred to in Article 201, and who are for the time being entitled to receive notice of a meeting of the Directors or, as the case may be, of such a committee, shall be as valid as if it had been passed at a meeting of the Directors or such a committee duly convened and held.

205.2

A resolution in writing shall be deemed to have been signed by a Director where the Chairperson, Company Secretary or other person designated by the Board has received an email from that Director’s Certified Email Address which identifies the resolution and states, unconditionally, “I hereby sign the resolution”.

205.3	A Director’s Certified Email Address is such email address as the Director has, from time to time, notified to such person and in such manner as may from time to time be prescribed by the Board.

205.4	The Company shall cause a copy of every email referred to in Article 205.2 to be entered in the books kept pursuant to section 166 of the Act.

206.	Subject to Article 207, where one or more of the Directors (other than a majority of them) would not, by reason of:

206.1	the Act or any other enactment;

206.2	these Articles; or

206.3	an applicable rule of law or an Exchange,

be permitted to vote on a resolution such as is referred to in Article 205, if it were sought to pass the resolution at a meeting of the Directors duly convened and held, then such a resolution, notwithstanding anything in Article 205.1, shall be valid for the purposes of that subsection if the resolution is signed by those of the Directors who would have been permitted to vote on it had it been sought to pass it at such a meeting.

207.	In a case falling within Article 206, the resolution shall state the name of each Director who did not sign it and the basis on which he or she did not sign it.

208.

For the avoidance of doubt, nothing in Articles 205 to 207 dealing with a resolution that is signed by other than all of the Directors shall be read as making available, in the case of an equality of votes, a second or casting vote to the one of their number who would, or might have been, if a meeting had been held to transact the business concerned, chairperson of that meeting.

209.

The resolution referred to in Article 205 may consist of several documents in like form each signed by one or more Directors and for all purposes shall take effect from the time that it is signed by the last Director.

210.

A meeting of the Directors or of a committee referred to in Article 201 may consist of a conference between some or all of the Directors or, as the case may be, members of the committee who are not all in one place, but each of whom is able (directly or by means of telephonic, video or other electronic communication) to speak to each of the others and to be heard by each of the others and:

210.1

a Director or as the case may be a member of the committee taking part in such a conference shall be deemed to be present in person at the meeting and shall be entitled to vote (subject to Article 206) and be counted in a quorum accordingly; and

210.2	such a meeting shall be deemed to take place:

(a)	where the largest group of those Directors participating in the conference is assembled;

(b)	if there is no such group, where the chairperson of the meeting then is; or

(c)	if neither subparagraph (a) or (b) applies, in such location as the meeting itself decides.

DIRECTORS’ DUTIES, CONFLICTS OF INTEREST, ETC.

211.	A Director may have regard to the interests of any other companies in a group of which the Company is a member to the full extent permitted by the Act.

212.

A Director is expressly permitted (for the purposes of section 228(1)(d) of the Act) to use vehicles, telephones, computers, aircraft, accommodation and any other Company property where such use is approved by the Board or by a person so authorised by the Board or where such use is in accordance with a Director’s terms of employment, letter of appointment or other contract or in the course of the discharge of the Director’s duties or responsibilities or in the course of the discharge of a Director’s employment.

213.

Nothing in section 228(1)(e) of the Act shall restrict a Director from entering into any commitment which has been approved by the Board or has been approved pursuant to such authority as may be delegated by the Board in accordance with these Articles. It shall be the duty of each Director to obtain the prior approval of the Board, before entering into any commitment permitted by sections 228(1)(e)(ii) and 228(2) of the Act.

214.

It shall be the duty of a Director who is in any way, whether directly or indirectly, interested (within the meaning of section 231 of the Act) in a contract or proposed contract with the Company, to declare the nature of his or her interest at a meeting of the Directors.

215.

Subject to any applicable law or the relevant code, rules and regulations applicable to the listing of the shares on any Exchange, a Director may vote in respect of any contract, appointment or arrangement in which he or she is interested and shall be counted in the quorum present at the meeting and is hereby released from his or her duty set out in section 228(1)(f) of the Act and a Director may vote on his or her own appointment or arrangement and the terms of it. For the purposes of section 228(1)(f), the Board may release any Director from his or her duty to avoid a conflict between the Director’s duties to the Company and the Director’s other interests (including personal interests) in connection with any matter brought to the attention of the Board which would or might otherwise constitute or give rise to a conflict between that Director’s duties to the Company and that Director’s other interests (including personal interests). Release of a Director under this Article shall be effective only if the matter is considered at a meeting of the Board at which the quorum is met without counting the Director in question and the matter is agreed to without that Director voting or would have been agreed to if the vote of that Director had not been counted.

216.

The Directors may exercise the voting powers conferred by the shares of any other company held or owned by the Company in such manner in all respects as they think fit and, in particular, they may exercise the voting powers in favour of any resolution: (a) appointing the Directors or any of them as directors or officers of such other company; or (b) providing for the payment of remuneration or pensions to the directors or officers of such other company.

217.

Subject to any applicable law or the relevant code, rules and regulations applicable to the listing of the shares on any Exchange, any Director may vote in favour of the exercise of such voting rights notwithstanding that he or she may be or may be about to become a Director or officer of the other company referred to in Article 216 and as such or in any other way is or may be interested in the exercise of such voting rights in the foregoing manner.

218.

A Director may hold any other office or place of profit under the Company (other than Auditor) in conjunction with his or her office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

219.

Without prejudice to the provisions of section 228 of the Act, a Director may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as member or otherwise.

220.

A Director may act by himself or herself, or his or her firm, in a professional capacity for the Company; and any Director, in such a case, or his or her firm, shall be entitled to remuneration for professional services as if he or she were not a Director, but nothing in this Article authorises a Director, or his or her firm, to act as Auditor.

221.

No Director or nominee for Director shall be disqualified by his or her office from contracting with the Company either with regard to his or her tenure of any such other office or place of profit or as vendor, purchaser or otherwise.

222.	In particular, neither shall:

222.1

any contract with respect to any of the matters referred to in Article 215 nor any contract or arrangement entered into by or on behalf of the Company in which a Director is in any way interested, be liable to be avoided; nor

222.2	a Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement,

by reason of such Director holding that office or of the fiduciary relation thereby established.

223.	A Director, notwithstanding his or her interest, may be counted in the quorum present at any meeting at which:

223.1	that Director or any other Director is appointed to hold any such office or place of profit under the Company as is mentioned in Article 218; or

223.2	the terms of any such appointment are arranged,

and he or she may vote on any such appointment or arrangement, subject to any applicable law or the relevant code, rules and regulations applicable to the listing of the shares on any Exchange.

THE COMMON SEAL, OFFICIAL SEAL AND SECURITIES SEAL

224.

Any seal of the Company shall be used only by the authority of the Directors, a committee authorised by the Directors to exercise such authority or by any one or more persons severally or jointly so authorised by the Directors or such a committee, and the use of the seal shall be deemed to be authorised for these purposes where the matter or transaction pursuant to which the seal is to be used has been so authorised.

225.	Any instrument to which a Company’s seal shall be affixed shall be signed by any one of the following:

225.1	a Director;

225.2	the Company Secretary; or

225.3	any other person authorised to sign by (i) the Directors or (ii) a committee,

and the countersignature of a second such person shall not be required.

226.	The Company may have one or more duplicate common seals or official seals for use in different locations including for use abroad.

SERVICE OF NOTICES ON MEMBERS

227.

A notice required or authorised to be served on or given to a member of the Company pursuant to a provision of the Act or these Articles shall, save where the means of serving or giving it specified in Article 227.4 is used, be in writing and may be served on or given to the member in one of the following ways:

227.1	by delivering it to the member;

227.2	by leaving it at the registered address of the member;

227.3	by sending it by post in a prepaid letter to the registered address of the member; or

227.4

subject to Article 232, by electronic mail or other means of electronic communication approved by the Directors to the contact details notified to the Company by any such member for such purpose (or if not so notified, then to the contact details of the member last known to the Company). A notice or document may be sent by electronic means to the fullest extent permitted by the Act.

228.

Without prejudice or limitation to the foregoing provisions of Article 227.1 to 227.4, for the purposes of these Articles and the Act, a document shall be deemed to have been sent to a member if a notice is given, served, sent or delivered to the member and the notice specifies the website or hotlink or other electronic link at or through which the member may obtain a copy of the relevant document.

229.

Any notice served or given in accordance with Article 227 shall be deemed, in the absence of any agreement to the contrary between the Company (or, as the case may be, the officer of it) and the member, to have been served or given:

229.1	in the case of its being delivered, at the time of delivery (or, if delivery is refused, when tendered);

229.2	in the case of its being left, at the time that it is left;

229.3	in the case of its being posted on any day other than a Friday, Saturday or Sunday, 24 hours after despatch and in the case of its being posted:

(a)	on a Friday — 72 hours after despatch; or

(b)	on a Saturday or Sunday — 48 hours after despatch;

229.4	in the case of electronic means being used in relation to it, twelve hours after despatch,

but this Article is without prejudice to section 181(3) of the Act.

230.

Every legal personal representative, committee, receiver, curator bonis or other legal curator, assignee in bankruptcy, examiner or liquidator of a member shall be bound by a notice given as aforesaid if sent to the last registered address of such member, or, in the event of notice given or delivered pursuant to Article 227.4, if sent to the address notified to the Company by the member for such purpose notwithstanding that the Company may have notice of the death, his or her being of unsound mind, bankruptcy, liquidation or disability of such member.

231.

Notwithstanding anything contained in these Articles to the contrary, the Company shall not be obliged to take account of or make any investigations as to the existence of any suspension or curtailment of postal services within or in relation to all or any part of any jurisdiction.

232.

Any requirement in these Articles for the consent of a member in regard to the receipt by such member of electronic mail or other means of electronic communications approved by the Directors, including the receipt of the Company’s annual report, statutory financial statements and the Directors’ and Auditor’s reports thereon, shall be deemed to have been satisfied where the Company has written to the member informing him or her of its intention to use electronic communications for such purposes and the member has not, within four weeks of the issue of such notice, served an objection in writing on the Company to such member. Where a member has given, or is deemed to have given, his/her consent to the receipt by such member of electronic mail or other means of electronic communications approved by the Directors, she/he may revoke such consent at any time by requesting the Company to communicate with him or her in documented form; provided, however, that such revocation shall not take effect until five days after written notice of the revocation is received by the Company. Notwithstanding anything to the contrary in this Article 232, no such consent shall be necessary, and to the extent it is necessary, such consent shall be deemed to have been given, if electronic communications are permitted to be used under the rules and regulations of any Exchange on which the shares in the capital of the Company or other securities of the Company are listed or under the rules of the SEC.

233.

If at any time by reason of the suspension or curtailment of postal services in any territory, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a public announcement (as defined below) and such notice shall be deemed to have been duly served on all members entitled thereto at noon (Ireland time) on the day on which the said public announcement is made. In any such case the Company shall put a full copy of the notice of the general meeting on its website.

234.	Notice shall be given by the Company to the joint holders of a share in the capital of the Company by giving the notice to both such holders whose names stand in the Register in respect of the share.

235. 235.1

Every person who becomes entitled to a share in the capital of the Company shall, before his or her name is entered in the Register in respect of the share, be bound by any notice in respect of that share which has been duly given to a person from whom he or she derives his or her title.

235.2

A notice may be given by the Company to the persons entitled to a share in the capital of the Company in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a member, addressed to them at the address, if any, supplied by them for that purpose. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

236.	The signature (whether electronic signature, an advanced electronic signature or otherwise) to any notice to be given by the Company may be written (in electronic form or otherwise) or printed.

SERVICE OF NOTICES ON THE COMPANY

237.

In addition to the means of service of documents set out in section 51 of the Act, a notice or other document may be served on the Company by an officer of the Company by email provided, however, that the Directors have designated an email address for that purpose and notified that email address to its officers for the express purpose of serving notices on the Company.

SENDING STATUTORY FINANCIAL STATEMENTS TO MEMBERS

238.	The Company may send by post, electronic mail or any other means of electronic communication:

238.1	the Company’s statutory financial statements;

238.2	the directors’ report; and

238.3	the statutory auditors’ report,

and copies of those documents shall also be treated, for the purposes of the Act, as sent to a person where:

(a)	the Company and that person have agreed to his or her having access to the documents on a website (instead of their being sent to him or her);

(b)	the documents are documents to which that agreement applies; and

(c)	that person is notified, in a manner for the time being agreed for the purpose between him or her and the Company, of:

(i)	the publication of the documents on a website;

(ii)	the address of that website; and

(iii)	the place on that website where the documents may be accessed, and how they may be accessed.

238.4	Documents treated in accordance with Article 238 as sent to any person are to be treated as sent to him or her not less than 21 days before the date of a meeting if, and only if:

(a)	the documents are published on the website throughout a period beginning at least 21 days before the date of the meeting and ending with the conclusion of the meeting; and

(b)	the notification given for the purposes of Article (c) is given not less than 21 days before the date of the meeting.

239.

Any obligation by virtue of section 339(1) or (2) of the Act to furnish a person with a document may, unless these Articles provide otherwise, be complied with by using electronic communications for sending that document to such address as may for the time being be notified to the Company by that person for that purpose.

ACCOUNTING RECORDS

240.	The Directors shall, in accordance with Chapter 2 of Part 6 of the Act, cause to be kept adequate accounting records, whether in the form of documents, electronic form or otherwise, that:

240.1	correctly record and explain the transactions of the Company;

240.2	will at any time enable the assets, liabilities, financial position and profit or loss of the Company to be determined with reasonable accuracy;

240.3	will enable the Directors to ensure that any financial statements of the Company, required to be prepared under sections 290 or 293 of the Act, comply with the requirements of the Act; and

240.4	will enable those financial statements of the Company to be readily and properly audited.

241.

The accounting records shall be kept on a continuous and consistent basis and entries therein shall be made in a timely manner and be consistent from year to year. Adequate accounting records shall be deemed to have been maintained if they comply with the provisions of Chapter 2 of Part 6 of the Act and explain the Company’s transactions and facilitate the preparation of financial statements that give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and, if relevant, the Group and include any information and returns referred to in section 283(2) of the Act.

242.

The accounting records shall be kept at the Office or, subject to the provisions of the Act, at such other place as the Directors think fit and shall be open at all reasonable times to the inspection of the Directors.

243.

The Directors shall determine from time to time whether and to what extent and at what times and places and under what conditions or regulations the accounting records of the Company shall be open to the inspection of members, not being Directors. No member (not being a Director) shall have any right of inspecting any financial statement or accounting record of the Company except as conferred by the Act or authorised by the Directors or by the Company in a general meeting.

244.

In accordance with the provisions of the Act, the Directors shall cause to be prepared and to be laid before the annual general meeting of the Company from time to time such statutory financial statements of the Company and reports as are required by the Act to be prepared and laid before such meeting.

245.

A copy of every statutory financial statement of the Company (including every document required by law to be annexed thereto) which is to be laid before the annual general meeting of the Company together with a copy of the Directors’ report and Auditors’ report, or summary financial statements prepared in accordance with section 1119 of the Act, shall be sent, by post, electronic mail or any other means of electronic communications, not less than twenty-one Clear Days before the date of the annual general meeting, to every person entitled under the provisions of the Act to receive them; provided that where the Directors elect to send summary financial statements to the members, any member may request that he be sent a copy of the statutory financial statements of the Company. The Company may, in addition to sending one or more copies of its statutory financial statements, summary financial statements or other communications to its members, send one or more copies to any Approved Nominee. For the purposes of this Article, sending by electronic communications includes the making available or displaying on the Company’s website (or a website designated by the Board) or the website of the SEC, and each member is deemed to have irrevocably consented to receipt of every statutory financial statement of the Company (including every document required by law to be annexed thereto) and every copy of the Directors’ report and the Auditors’ report and every copy of any summary financial statements prepared in accordance with section 1119 of the Act, by any such document being made so available or displayed.

246.	Auditors shall be appointed and their duties regulated in accordance with the Act.

WINDING UP

247.

Subject to the provisions of the Act as to preferential payments, the property of the Company on its winding up shall be distributed among the members according to their rights and interests in the Company.

248.

Unless the conditions of issue of the shares in question provide otherwise, dividends declared by the Company more than six years preceding the commencement date of a winding up of the Company, being dividends which have not been claimed within that period of six years, shall not be a claim admissible to proof against the Company for the purposes of the winding up.

249.

If the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up or credited as paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the shares in the capital of the Company held by them respectively. If in a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said shares held by them respectively; provided that this Article shall be subject to any specific rights attaching to any class of share capital.

249.1

In case of a sale by the liquidator under section 601 of the Act, the liquidator may by the contract of sale agree so as to bind all the members, for the allotment to the members directly, of the proceeds of sale in proportion to their respective interests in the Company and may further, by the contract, limit a time at the expiration of which obligations or shares in the capital of the Company not accepted or required to be sold shall be deemed to have been irrevocably refused and be at the disposal of the Company, but so that nothing herein contained shall be taken to diminish, prejudice or affect the rights of dissenting members conferred by the said section.

249.2

The power of sale of the liquidator shall include a power to sell wholly or partially for debentures, debenture stock, or other obligations of another company, either then already constituted or about to be constituted for the purpose of carrying out the sale.

250.

If the Company is wound up, the liquidator, with the sanction of a special resolution and any other sanction required by the Act, may divide amongst the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not), and, for such purpose, may value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator, with the like sanction, may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as, with the like sanction, he or she determines, but so that no member shall be compelled to accept any assets upon which there is a liability.

BUSINESS TRANSACTIONS

251.

In addition to any affirmative vote or consent required by law or these Articles, and except as otherwise expressly provided in Article 252, a Business Transaction (as defined in Article 253.3) with, or proposed by or on behalf of, any Interested Person (as defined in Article 253.6) or any Affiliate (as defined in Article 253.1) of any Interested Person or any person who thereafter would be an Affiliate of such Interested Person shall require approval by the affirmative vote of members of the Company holding not less than two-thirds (2/3) of the paid up ordinary share capital of the

Company, excluding the voting rights attached to any shares beneficially owned by such Interested Person. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or in any agreement with any Exchange or otherwise.

252.

The provisions of Article 251 shall not be applicable to any particular Business Transaction, and such Business Transaction shall require only such affirmative vote, if any, as is required by law or by any other provision of these Articles, or any agreement with any Exchange, if either (i) the Business Transaction shall have been approved by a majority of the Board prior to such Interested Person first becoming an Interested Person or (ii) prior to such Interested Person first becoming an Interested Person, a majority of the Board shall have approved such Interested Person becoming an Interested Person and, subsequently, a majority of the Independent Directors (as hereinafter defined) shall have approved the Business Transaction.

253.	The following definitions shall apply with respect to Articles 251 to 255:

253.1	The term “Affiliate” shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified person.

253.2

A person shall be a “beneficial owner” of any shares of the Company (a) which such person or any of its Affiliates beneficially owns, directly or indirectly; (b) which such person or any of its Affiliates has, directly or indirectly, (i) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time or the occurrence of one or more events), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the beneficial owner of any security if the agreement, arrangement or understanding to vote such security arises solely from a revocable proxy or consent solicitation made pursuant to and in accordance with the Act; or (c) which is beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of the Company (except to the extent permitted by the proviso of clause (b)(ii) above). For the purposes of determining whether a person is an Interested Person pursuant to Article 253.6, the number of shares of the Company deemed to be outstanding shall include shares deemed beneficially owned by such person through application of this Article 253.2, but shall not include any other shares of the Company that may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

253.3

The term “Business Transaction” shall mean any of the following transactions when entered into by the Company or a subsidiary of the Company with, or upon a proposal by or on behalf of, any Interested Person or any Affiliate of any Interested Person:

(a)

any merger or consolidation of the Company or any subsidiary with (i) any Interested Person, or (ii) any other body corporate which is, or after such merger or consolidation would be, an Affiliate of an Interested Person;

(b)

any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a member of the Company, to or with the Interested Person of assets of the Company (other than shares of the Company or of any subsidiary of the Company which assets have an aggregate market value equal to ten percent (10%) or more of the aggregate market value of all the issued share capital of the Company);

(c)

any transaction that results in the issuance of shares or the transfer of treasury shares by the Company or by any subsidiary of the Company of any shares of the Company or any shares of such subsidiary to the Interested Person, except (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Company or any such subsidiary which securities were outstanding prior to the time that the Interested Person became such, (ii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Company or any such subsidiary which security is distributed, pro rata to all holders of a class or series of shares of the Company subsequent to the time the Interested Person became such, (iii) pursuant to an exchange offer by the Company to purchase shares made on the same terms to all holders of said shares, (iv) any issuance of shares or transfer of treasury shares of the Company by the Company, provided, however, that in the case of each of the clauses (ii) through (iv) above there shall be no increase of more than one percent (1%) in the Interested Person’s proportionate share in the shares of the Company of any class or series or (v) pursuant to a public offering or private placement by the Company to an Institutional Investor;

(d)

any reclassification of securities, recapitalization or other transaction involving the Company or any subsidiary of the Company which has the effect, directly or indirectly, of (i) increasing the proportionate amount of the shares of any class or series, or securities convertible into the shares of any class or series, of the Company or of any such subsidiary which is owned by the Interested Person, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Person or (ii) increasing the voting power, whether or not then exercisable, of an Interested Person in any class or series of shares of the Company or any subsidiary of the Company;

(e)	the adoption of any plan or proposal by or on behalf of an Interested Person for the liquidation, dissolution or winding-up of the Company; or

(f)

any receipt by the Interested Person of the benefit, directly or indirectly (except proportionately as a member of the Company), of any loans, advances, guarantees, pledges, tax benefits or other financial benefits (other than those expressly permitted in subparagraphs (a) through (e) above) provided by or through the Company or any subsidiary thereof.

253.4

The term “Independent Directors” shall mean the members of the Board who are not Affiliates or representatives of, or associated with, an Interested Person and who were either Directors prior to any person becoming an Interested Person or were recommended for election or elected to succeed such directors by a vote which includes the affirmative vote of a majority of the Independent Directors.

253.5

The term “Institutional Investor” shall mean a person that (a) has acquired, or will acquire, all of its shares in the Company in the ordinary course of its business and not with the purpose nor with the effect of changing or influencing the control of the Company, nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to rule 13d-3(b) under the Exchange Act, and (b) is a registered broker dealer; a bank as defined in section 3(a)(6) of the Exchange Act; an insurance company as defined in, or an investment company registered under, the Investment Company Act of 1940 of the United States; an investment advisor registered under the Investment Advisors Act of 1940 of the United States; an employee benefit plan or pension fund subject to the Employee Retirement Income Security Act of 1974 of the United States or an endowment fund; a parent holding company, provided that the aggregate amount held directly by the parent and directly and indirectly by its subsidiaries which are not persons specified in the foregoing subclauses of this clause (b) does not exceed one percent (1%) of the securities of the subject class; or a group, provided that all the members are persons specified in the foregoing subclauses of this clause (b).

253.6

The term “Interested Person” shall mean any person (other than the Company, any subsidiary, any profit-sharing, employee share ownership or other employee benefit plan of the Company or any subsidiary or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who (a) is the beneficial owner of shares of the Company representing ten percent (10%) or more of the votes entitled to be cast by the holders of all the paid up share capital of the Company; (b) has stated in a filing with any governmental agency or press release or otherwise publicly disclosed a plan or intention to become or consider becoming the beneficial owner of shares of the Company representing ten percent (10%) or more of the votes entitled to be cast by the holders of all paid up share capital of the Company and has not expressly abandoned such plan, intention or consideration more than two years prior to the date in question; or (c) is an Affiliate of the Company and at any time within the two-year period immediately prior to the date in question was the beneficial owner of shares representing ten percent (10%) or more of the votes entitled to be cast by holders of all the paid up share capital of the Company.

253.7	The term “person” shall mean any individual, body corporate, partnership, unincorporated association, trust or other entity.

253.8	The term “subsidiary” has the meaning ascribed to it in section 7 of the Act.

254.

A majority of the Independent Directors shall have the power and duty to determine, on the basis of information known to them after reasonable inquiry, for the purposes of (i) Articles 251 and 252, all questions arising under Articles 251 and 252 including, without limitation (a) whether a person is an Interested Person, (b) the number of shares of the Company or other securities beneficially owned by any person; and (c) whether a person is an Affiliate of another; and (ii) these Articles, the question of whether a person is an Interested Person. Any such determination made in good faith shall be binding and conclusive on all parties.

255.	Nothing contained in Articles 251 to 254 shall be construed to relieve any Interested Person from any fiduciary obligation imposed by law.

SHAREHOLDER RIGHTS PLAN

256.

Subject to applicable law, the Directors are hereby expressly authorised to adopt any shareholder rights plan (a “Rights Plan”), upon such terms and conditions as the Directors deem expedient and in the best interests of the Company, including, without limitation, where the Directors are of the opinion that a Rights Plan could grant them additional time to gather relevant information or pursue strategies in response to or anticipation of, or could prevent, a potential change of control of the Company or accumulation of shares in the Company or interests therein.

257.

The Directors may exercise any power of the Company to grant rights (including approving the execution of any documents relating to the grant of such rights) to subscribe for ordinary shares or preferred shares in the share capital of the Company (“Rights”) in accordance with the terms of a Rights Plan.

258.	For the purposes of effecting an exchange of Rights for ordinary shares or preferred shares in the share capital of the Company (an “Exchange”), the Directors may:

258.1

resolve to capitalise an amount standing to the credit of the reserves of the Company (including, but not limited to, the share premium account, capital redemption reserve, any undenominated capital and profit and loss account), whether or not available for distribution, being an amount equal to the nominal value of the ordinary shares or preferred shares which are to be exchanged for the Rights; and

258.2

apply that sum in paying up in full ordinary shares or preferred shares and allot such shares, credited as fully paid, to those holders of Rights who are entitled to them under an Exchange effected pursuant to the terms of a Rights Plan.

259.

The duties of the Directors to the Company under applicable law, including, but not limited to, the Act and common law, are hereby deemed amended and modified such that the adoption of a Rights Plan and any actions taken thereunder by the Directors (if so approved by the Directors) shall be deemed to constitute an action in the best interests of the Company in all circumstances, and any such action shall be deemed to be immediately confirmed, approved and ratified.

UNTRACED MEMBERS

260.	The Company shall be entitled to sell at the best price reasonably obtainable any share of a member or any share to which a person is entitled by transmission if and provided that:

260.1

for a period of twelve years no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the member or to the person entitled by transmission to the share at his address on the Register or at the last known address given by the member or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and no communication has been received by the Company from the member or the person entitled by transmission (provided that during such twelve year period at least three dividends shall have become payable in respect of such share);

260.2

at the expiration of the said period of twelve years by advertisement in a national daily newspaper published in Ireland and in a newspaper circulating in the area in which the address referred to in Article 260.1 is located the Company has given notice of its intention to sell such share;

260.3

during the further period of three months after the date of the advertisement and prior to the exercise of the power of sale the Company has not received any communication from the member or person entitled by transmission; and

260.4	the Company has first given notice in writing to the appropriate sections of the Exchanges of its intention to sell such shares.

261.

Where a share, which is to be sold as provided in Article 260, is held in uncertificated form, the Directors may authorise any person to do all that is necessary to change such share into certificated form prior to its sale.

262.

To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of such share and such instrument of transfer shall be as effective as if it had been executed by the member or the person entitled by the transmission to such share. The transferee shall be entered in the Register as the member of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

263.

The Company shall account to the member or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such member or other person. Moneys carried to such separate account may be either employed in the business of the Company or held as cash or cash equivalents, or invested in such investments as the Directors may think fit, from time to time.

DESTRUCTION OF RECORDS

264.

The Company shall be entitled to destroy all instruments of transfer which have been registered at any time after the expiration of six years from the date of registration thereof, all notifications of change of name or change of address however received at any time after the expiration of two years from the date of recording thereof and all share certificates and dividend mandates which have been cancelled or ceased to have effect at any time after the expiration of one year from the date of such cancellation or cessation. It shall be presumed conclusively in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument duly and properly registered and every share certificate so destroyed was a valid and effective document duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:

264.1	the provision aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

264.2

nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

264.3	references herein to the destruction of any document include references to the disposal thereof in any manner.

INDEMNIFICATION

265. 265.1

Subject to the provisions of and so far as may be permitted by the Act, each person who is or was a Director, officer or employee of the Company, and each person who is or was serving at the request of the Company as a director, officer or employee of another company, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Company (including the heirs, executors, administrators and estate of such person) shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties or in relation thereto, including any liability incurred by him or her in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him or her as a director, officer or employee of the Company or such other company, partnership, joint venture, trust or other enterprise, and in which judgment is given in his or her favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part) or in which he or she is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him or her by the court.

265.2

In the case of any threatened, pending or completed action, suit or proceeding by or in the right of the Company, the Company shall indemnify, to the fullest extent permitted by the Act, each person indicated in Article 265.1 against expenses, including attorneys’ fees actually and reasonably incurred in connection with the defence or the settlement thereof, except no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for fraud or dishonesty in the performance of his or her duty to the Company unless and only to the extent that the courts of Ireland or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Court shall deem proper.

265.3

As far as permissible under the Act, expenses, including attorneys’ fees, incurred in defending any action, suit or proceeding referred to in this Article shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of a written affirmation by or on behalf of the Director, officer, employee or other indemnitee of a good faith belief that the criteria for indemnification have been satisfied and a written undertaking to repay such amount if it shall ultimately be determined that such Director, officer or employee or other indemnitee is not entitled to be indemnified by the Company as authorised by these Articles.

265.4

It being the policy of the Company that indemnification of the persons specified in this Article shall be made to the fullest extent permitted by law, the indemnification provided by this Article shall not be deemed exclusive of: (a) any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Memorandum, these Articles, any agreement, any insurance purchased by the Company, any vote of members or disinterested Directors, or pursuant to the direction (however embodied) of any court of competent jurisdiction, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, or (b) any amendments or replacements of the Act which permit for greater indemnification of the persons specified in this Article and any such amendment or replacement of the Act shall hereby be incorporated into these Articles. As used in this Article 265.4, references to the “Company” include all constituent companies in a consolidation or merger in which the Company or any predecessor to the Company by consolidation or merger was involved. The indemnification provided by this Article shall continue as to a person who has ceased to be a Director, officer or employee and shall inure to the benefit of the heirs, executors, and administrators of such Directors, officers, employees or other indemnitees.

265.5

The Directors shall have power to purchase and maintain for any Director, the Company Secretary or other officers or employees of the Company insurance against any such liability as referred to in section 235 of the Act.

265.6

The Company may additionally indemnify any agent of the Company or any director, officer, employee or agent of any of its subsidiaries to the fullest extent provided by law, and purchase and maintain insurance for any such person as appropriate.

266.

Subject to the provisions of the Act and so far as may be permitted by the Act, no person shall be personally liable to the Company or its members for monetary damages for breach of fiduciary duty as a Director, provided, however, that the foregoing shall not eliminate or limit the liability of a Director:

266.1	for any breach of the Director’s duty of loyalty or duty of care to the Company or its members;

266.2	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

266.3	for any transaction from which the Director derived an improper personal benefit.

If any applicable law or the relevant code, rules and regulations applicable to the listing of the Company’s shares on any Exchange is amended hereafter to authorise corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director shall be eliminated or limited to the fullest extent permitted by the relevant law, as so amended. Any amendment, repeal or modification of this Article 266 shall not adversely affect any right or protection of a Director existing hereunder with respect to any act or omission occurring prior to such amendment, repeal or modification.

GOVERNING LAW AND JURISDICTION

267.

This constitution and any dispute or claim arising out of or in connection with it or its subject matter, formation, existence, negotiation, validity, termination or enforceability (including non-contractual obligations, disputes or claims) will be governed by and construed in accordance with the laws of Ireland.

268.

Subject to Article 269, the courts of Ireland are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this constitution and, for such purposes, the Company and each shareholder irrevocably submit to the exclusive jurisdiction of such courts. Any proceeding, suit or action arising out of or in connection with this Constitution (the “Proceedings”) will therefore be brought in the courts of Ireland. Each shareholder irrevocably waives any objection to Proceedings in the courts referred to in this Article on the grounds of venue or on the grounds of forum non conveniens.

269.

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Exchange Act or the Securities Act of 1933 of the United States. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to this provision.

EXHIBIT E

FORM OF CVR AGREEMENT

CONTINGENT VALUE RIGHTS AGREEMENT

This CONTINGENT VALUE RIGHTS AGREEMENT (as hereafter amended, restated, modified or supplemented in accordance herewith, this “Agreement”), dated as of [__], 2024, is entered into by and between (i) Hunch Technologies Limited, a private limited company incorporated in Ireland with registered number 607449 (“PubCo”), and (ii) Continental Stock Transfer & Trust Company, as rights agent (the “Rights Agent”). Terms capitalized but not defined herein shall have the meaning ascribed to them in the BCA (as defined below).

RECITALS

WHEREAS, on [•], 2024, Direct Selling Acquisition Corp., a Delaware corporation (“DSAQ”), Aeroflow Urban Air Mobility Private Limited, a private limited company incorporated under the laws of India and a direct wholly owned Subsidiary of PubCo (“IndiaCo”), PubCo, FlyBlade (India) Private Limited, a private limited company incorporated under the laws of India (“Blade India”), and HTL Merger Sub LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of PubCo (“Merger Sub”), entered into that certain Business Combination Agreement (the “BCA”);

WHEREAS, at the Effective Time, by virtue of the Merger, and without any action on the part of any Party or any other Person, the holders of (x) DSAQ Class A Shares that did not exercise their right to redeem such shares and (y) DSAQ Class B Shares, received, among other consideration, in respect of each DSAQ Class A Share or DSAQ Class B Share they held, one (1) CVR I, one (1) CVR II and one (1) CVR III; and

[WHEREAS at the Effective Time, each outstanding Public Warrant and each outstanding Private Placement Warrant was assumed by PubCo and shall thereafter be exercisable for (x) one (1) PubCo Class A Ordinary Share and (y) one (1) CVR I, one (1) CVR II and one (1) CVR III;]1

WHEREAS, both Parties acknowledge that a subsidiary of Pubco will pay, on behalf of the relevant CVR Holder(s) and without any further action on the part of the relevant CVR Holder(s), the par value for any PubCo Class A Ordinary Share(s) issued pursuant to the terms of this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, the parties hereto agree as follows:

[1]	Paragraph to be included if the warrant amendment is not obtained.

ARTICLE I

DEFINITIONS; CERTAIN RULES OF CONSTRUCTION

1.1. Definitions. In addition to the terms defined elsewhere in this Agreement, as used in this Agreement, the following terms will have the following meanings:

“Affiliate” means as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the (a) ownership of, or ability to direct the casting of, more than fifty percent (50%) of the total voting rights conferred by all the shares then in issue and conferring the rights to vote at all general meetings of such Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise.

“Board of Directors” means the board of directors of PubCo.

“Board Resolution” means a copy, delivered to the Rights Agent, of a resolution certified by a duly authorized officer of PubCo to have been duly adopted by the Board of Directors or a written consent signed by the requisite directors serving on the Board of Directors and, in either case, that is in full force and effect on the date so delivered to the Rights Agent.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in (a) New York, New York, (b) India or (c) Ireland are authorized or required by Law to close.

“CVR” means any CVR I, CVR II or CVR III.

“CVR Holder” means any holder of a CVR.

“CVR Payment” means the issuance of PubCo Class A Ordinary Shares to a CVR Holder in respect of any CVR.

“CVR Register” means the register of CVRs to be maintained by the Rights Agent in accordance with the terms of this Agreement.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department, division, commission or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Permitted CVR Transfer” means: a transfer of CVRs (a) by will or intestacy upon death of a CVR Holder; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the settlor; (c) pursuant to a court order; (d) by operation of law (including by consolidation or merger of the CVR Holder) or if effectuated without consideration in connection with the dissolution, liquidation or termination of any CVR Holder that is a corporation, limited liability company, partnership or other entity; (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner, and if applicable, through an intermediary; (f) if the CVR Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“PubCo Class A Ordinary Share” means the Class A ordinary shares in the share capital of PubCo, par value $0.0001 per share, and having the rights set out in the organizational documents of Pubco at the relevant time of determination.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Tax” means any U.S. federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Authority with respect thereto, whether disputed or not, and including any secondary liability for any of the aforementioned.

1.2. Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. References to a particular statute or regulation include all rules and regulations thereunder and any successor statute, rules or regulation, in each case as amended or otherwise modified from time to time. All references to dollars or “$” refer to United States dollars. References to days mean calendar days unless otherwise specified.

ARTICLE II

CONTINGENT VALUE RIGHTS

2.1. CVR I. Each CVR I represents the right of the holder thereof to receive [•] newly issued PubCo Class A Ordinary Shares; each CVR I shall be exercised automatically upon PubCo’s delivery of the CVR Payment Notice (as defined below) to the Rights Agent, notifying the Rights Agent that Triggering Event I is not met with respect to the First Measurement Period.

2.2. CVR II. Each CVR II represents the right of the holder thereof to receive [•] newly issued PubCo Class A Ordinary Shares; each CVR II shall be exercised automatically upon PubCo’s delivery of the CVR Payment Notice to the Rights Agent, notifying the Rights Agent that Triggering Event II is not met with respect to the Second Measurement Period.

2.3. CVR III. Each CVR III represents the right of the holder thereof to receive [•] newly issued PubCo Class A Ordinary Shares; each CVR III shall be exercised automatically upon PubCo’s delivery of the CVR Payment Notice, notifying the Rights Agent that Triggering Event III is not met with respect to the Third Measurement Period.

2.4. Nontransferable. The CVRs shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part other than through a Permitted CVR Transfer; the foregoing restrictions shall apply notwithstanding that certain of the CVRs will be held through the Depository (as defined below). Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of CVRs, in whole or in part, in violation of this Section 2.4 shall be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

2.5. No Certificate; Registration

(a) The CVRs will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will keep the CVR Register for the purpose of (i) identifying the CVR Holders and (ii) registering CVRs in book-entry position and Permitted CVR Transfers thereof. The Rights Agent shall make the CVR Register available to PubCo upon reasonable request, including for the avoidance of doubt for purposes of calculating the amounts, if any, to be paid to CVR Holders. The CVR Register will be updated as necessary by the Rights Agent to reflect the addition or removal of CVR Holders (pursuant to any Permitted CVR Transfers), upon the written receipt of such information by the Rights Agent.

(c) The CVRs shall be deposited with the Rights Agent as the custodian for The Depository Trust Company (including its nominees and successors, the “Depositary”).

(d) Subject to the restrictions on transferability set forth in Section 2.4, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer, in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the CVR Holder thereof, the CVR Holder’s attorney duly authorized in writing, the CVR Holder’s personal representative duly authorized in writing, or the CVR Holder’s survivor (with written documentation evidencing such person’s status as the CVR Holder’s survivor), and setting forth in reasonable detail the circumstances relating to the requested transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.4), register the transfer of the CVRs in the CVR Register. As a condition of such transfer, the Rights Agent may require a transferring CVR Holder or its transferee to pay to the applicable Governmental Body any transfer, stamp or other similar Tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a CVR Holder of such applicable Taxes or charges unless and until the Rights Agent is reasonably satisfied that all such Taxes or charges have been paid or that such Taxes or charges are not applicable. No transfer of a CVR will be valid until registered in the CVR Register in accordance with this Agreement.

(e) A CVR Holder may make a written request to the Rights Agent to change such CVR Holder’s address of record in the CVR Register. The written request must be duly executed by the CVR Holder. Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.

2.6. Procedures for Satisfaction of CVRs.

(a) In the event that PubCo has determined that a CVR Payment is to be made, PubCo will promptly (but in any event within ten (10) Business Days after such determination) (i) notify the Rights Agent in writing (a “CVR Payment Notice”) of (x) number of PubCo Class A Ordinary Shares that will be issued to each Qualifying CVR Holder for each applicable CVR in connection with such CVR Payment (the “CVR Property”) and (y) the requirements to become a Qualifying CVR Holder (as defined below) with respect to such CVR Payment and instructions for providing such information and (ii) cause one of its subsidiaries to pay PubCo a total amount equivalent to the par value of each Pubco Class A Ordinary Share that will be issued (the “Subscription Price”). Upon delivery of the CVR Payment Notice and after payment of the applicable Subscription Price, PubCo will (i) make appropriate arrangements with the Rights Agent for delivery to the applicable Qualifying CVR Holders the amount of CVR Property as set forth in the CVR Payment Notice (with any PubCo Class A Ordinary Shares so issued being in uncertificated book-entry form) and (ii) issue a press release providing (A) the CVR Property to be issued to each applicable CVR Holder and (B) the requirements to become a Qualifying CVR Holder, including if determined necessary or appropriate by PubCo, a record date for CVR Holders to receive the CVR Payment.

(b) Notwithstanding the foregoing provisions of this Section 2.6, solely for so long as and to the extent reasonably necessary, PubCo may delay the delivery of the CVR Payment if there is any (i) issuance by the SEC of any stop order suspending the effectiveness of any registration statement upon which any of the PubCo Class A Ordinary Shares that may be distributed pursuant to this Agreement are to be registered or the initiation or threat of any proceedings for that purpose, (ii) delisting or pending delisting of any PubCo Class A Ordinary Shares that may be distributed pursuant to this Agreement by any national securities exchange or market on which such shares are then listed, quoted or admitted to trading or any refusal to list such shares on any national securities exchange or market on which they are intended to be listed or admitted to trading, or (iii) receipt by PubCo of any notification with respect to the suspension of the qualification of any PubCo Class A Ordinary Shares that may be distributed pursuant to this Agreement for sale under the securities or “blue sky” laws of any jurisdiction or the initiation of any proceeding for such purpose.

(c) In order to be eligible to receive any CVR Property in connection with a CVR Payment, an applicable CVR Holder must deliver to the Rights Agent in the manner specified in the CVR Payment Notice, any information (including any IRS Form W-9s or W-8s) reasonably requested by PubCo in connection with satisfying PubCo’s obligations under this Agreement. Each applicable CVR Holder who completes the aforementioned requirements and is a record holder of an applicable CVR as of the date of the delivery of the CVR Payment Notice to the Rights Agent, shall be designated as a “Qualifying CVR Holder”. If an applicable CVR Holder otherwise entitled to receive CVR Property in connection with a CVR Payment fails to become a Qualifying CVR Holder, the Rights Agent will hold the portion of the CVR Property otherwise payable to such CVR Holder in escrow until such CVR Holder becomes a Qualifying CVR Holder; provided, that if such CVR Holder fails to become a Qualifying CVR Holder within one (1) year after the delivery of the applicable CVR Payment Notice to the Rights Agent, then such CVR Holder will be deemed to have forfeited its rights to the applicable CVR Property and such CVR shall cease to represent a claim or interest of any kind or nature against PubCo, and such CVR Property will be returned to, and become the property of (free and clear of all claims or interest of any Person previously entitled thereto) PubCo, with any PubCo Class A Ordinary Shares to be promptly cancelled thereafter by PubCo; neither PubCo nor the Rights Agent shall be liable to such CVR Holder with respect to such CVR Property. In addition, neither PubCo nor the Rights Agent shall be liable to any Qualifying CVR Holder for all or any portion of any such Qualifying CVR Holder’s CVR Property that is properly delivered to a public official pursuant to any applicable abandoned property law, escheat law or similar law.

(d) The Rights Agent will promptly, and in any event within ten (10) Business Days following its receipt of the CVR Payment Notice and applicable CVR Property (i) coordinate with PubCo (including in any capacity as PubCo’s transfer agent) to effect the delivery of the applicable CVR Property, subject to Section 2.5(f), to each Qualifying CVR Holder (with any PubCo Class A Ordinary Shares so issued being in uncertificated book-entry form). Notwithstanding anything herein to the contrary, in no event shall any party hereto be required to deliver to any Qualifying CVR Holder any fractional PubCo Class A Ordinary Share. If any fractional PubCo Class A Ordinary Share would otherwise be required to be delivered to a Qualifying CVR Holder but for this Section 2.6(d), the number of PubCo Class A Ordinary Shares to be delivered to such Qualifying CVR Holder shall be rounded down to the nearest whole number. Each applicable CVR held by a Qualifying CVR Holder shall be deemed to be immediately and automatically cancelled upon the delivery of the applicable CVR Property to such Qualifying CVR Holder, or as otherwise contemplated by Section 2.5(f).

(e) Notwithstanding anything in this Agreement to the contrary, if after the date of the delivery of the CVR Payment Notice to the Rights Agent, but prior to the delivery of the CVR Property by the Rights Agent to applicable CVR Holders, there is any recapitalization, stock split, reverse stock split, reorganization, split-up, spin-off, exchange of PubCo Class A Ordinary Shares, repurchase or other change in the corporate structure of PubCo affecting the PubCo Class A Ordinary Shares (each, an “Extraordinary Event”), PubCo shall take such actions as are necessary to prevent (as the case may be) diminution or enlargement of the benefits intended to be provided to the CVR Holders pursuant to this Agreement including (if appropriate) to deliver additional (or different) CVR Property to the Rights Agent to equitably account for such Extraordinary Event, with any specific modifications to be as reasonably determined in good faith by the Board of Directors. PubCo (or any successor thereto pursuant to an Extraordinary Event) shall promptly, and in any event, within two (2) Business Days following any Extraordinary Event, provide written notice to the Rights Agent of such Extraordinary Event.

(f) PubCo or the Rights Agent shall be entitled to deduct and withhold, or PubCo may cause the Rights Agent to deduct and withhold, from any CVR Property or any other amounts otherwise payable pursuant to this Agreement, such amounts as are required to be deducted and withheld therefrom under any provision of applicable Tax law as reasonably determined by PubCo. Prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Qualifying CVR Holder, PubCo shall instruct the Rights Agent to solicit, to the extent not already in its possession, IRS Form W-9s or W-8s, or any other appropriate forms or information, from Qualifying CVR Holders in order to provide a reasonable opportunity for the Qualifying CVR Holder to timely provide any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce such withholding, and the payment of such CVR Property may be reasonably delayed in order to gather such necessary Tax forms. PubCo, its Affiliates and the Rights Agent may assume all such forms in its possession or provided by any Qualifying CVR Holder are valid under applicable law until subsequently notified by such Qualifying CVR Holder or, in the case of an exemption declaration form from Irish dividend withholding tax, until the 31st day of December in the fifth year following the year in which the declaration was made, if earlier. PubCo or the Rights Agent shall take all action that may be necessary to ensure that any amounts withheld in respect of Taxes from any CVR Payment are promptly remitted to the appropriate Governmental Authority. To the extent any amounts are so deducted and withheld and properly remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made, and as required by applicable law, PubCo shall, in a timely manner, deliver (or shall cause the Rights Agent to deliver) to the Person to whom such amounts would otherwise have been paid an original IRS Form 1099 or other reasonably acceptable documents evidencing such withholding.

(g) The PubCo Class A Ordinary Shares issuable to Qualifying CVR Holders as a CVR Payment will, when issued, be (i) duly authorized and validly issued, (ii) fully paid and non-assessable, (iii) issued in compliance with all applicable laws, (iv) not subject to preemptive rights or restrictions on transfer, other than applicable securities or “blue sky” laws, and, with respect to share transfers, as provided under Article 72 of the articles of association of PubCo as of the Effective Time, and (v) assuming the accuracy of the representations of the applicable Qualifying CVR Holder to be delivered to PubCo, issued (x) in compliance with all applicable federal or state securities or “blue sky” laws and (y) not in violation of any options, warrants, calls, rights (including preemptive rights), the organizational documents of PubCo, commitments or agreements to which PubCo is a party or by which it is bound.

2.7. No Voting, Dividends or Interest; No Equity or Ownership Interest in PubCo. The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs (including any CVR Payment) to any CVR Holder. The CVRs will not represent any equity or ownership interest in PubCo, any constituent company to any of the transactions contemplated by the BCA or any of their respective Affiliates.

2.8. Ability to Abandon CVR. A CVR Holder may at any time, at such CVR Holder’s option, abandon all of such CVR Holder’s remaining rights in any of the CVRs by releasing such CVR without consideration therefor and as of such time of release such CVR shall be immediately and automatically extinguished. Nothing in this Agreement shall prohibit PubCo or any of PubCo’s Affiliates from offering to acquire or acquiring any CVRs for consideration from the CVR Holders, in private transactions or otherwise, in its sole discretion.

2.9. Tax Treatment. The parties hereto agree, for U.S. federal (and applicable state and local) income tax purposes, (i) the existence of the Subscription Price and the payment thereof on behalf of the CVR Holder will be ignored, (ii) that the issuance of the CVR and receipt of the CVR Payment is intended to comply with, and shall be effected in accordance with, Internal Revenue Service Revenue Procedure 84-42, 1984-1 C.B. 521, and (iii) except to the extent any portion of a CVR Payment is required to be treated as imputed interest pursuant to applicable Tax law, to treat the CVR Payment as an adjustment to the PubCo Class A Ordinary Shares received pursuant to the Merger (collectively, the “Intended Tax Treatment”). No party shall take any position for U.S. federal (and applicable state and local) income tax purposes inconsistent with such Intended Tax Treatment, unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Internal Revenue Code of 1986, as amended.

ARTICLE III

THE RIGHTS AGENT

3.1. Certain Duties and Responsibilities. The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its fraud, willful misconduct, bad faith or gross negligence (each as determined by a judgment of a court of competent jurisdiction).

3.2. Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and will be protected and held harmless by PubCo in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting to take any action hereunder, the Rights Agent may rely upon an officer’s certificate delivered by PubCo, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, gross negligence or willful misconduct on its part, incur no liability and be held harmless by PubCo for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection to the Rights Agent, and the Rights Agent shall be held harmless by PubCo in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(e) the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by PubCo with respect to, any of the statements of fact or recitals contained in this Agreement and shall not be required to verify the same (and shall be held harmless by PubCo with respect to same), but all such statements and recitals are and shall be deemed to have been made by PubCo or any other applicable party only;

(g) the Rights Agent will have no liability and shall be held harmless by PubCo in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by PubCo); nor shall the Rights Agent be responsible for any breach by PubCo of any covenant or condition contained in this Agreement;

(h) PubCo agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the reasonable out-of-pocket costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless (i) such loss has been determined by a court of competent jurisdiction to be a result of the fraud, gross negligence, bad faith or willful or intentional misconduct of the Rights Agent or its Affiliates or Representatives; or (ii) is a result of the Rights Agent not adhering to the provisions of any Tax withholding made or not made by the Rights Agent (or anyone on its behalf); or (iii) such liability, claim, demand or expense comprises Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes); or (iv) such loss, liability, claim, demand, suit or expense is a result of any of the matters contemplated by paragraph (l) below;

(i) PubCo agrees to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and PubCo on or prior to the date hereof and to reimburse the Rights Agent for all Taxes and governmental charges, reasonable and documented out-of-pocket expenses incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)) other than, in each case, amounts for which the Rights Agent is liable pursuant to Section 3.2(h). The Rights Agent will also be entitled to reimbursement from PubCo for all reasonable and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder;

(j) no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it;

(k) the Rights Agent shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder, and the Rights Agent shall be fully protected and shall incur no liability for failing to take action in connection therewith, unless and until it has received such notice in writing;

(l) subject to federal securities laws, the Rights Agent and any shareholder, Affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any securities of PubCo or have a pecuniary interest in any transaction in which PubCo may be interested, or contract with or lend money to PubCo or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for PubCo or any other Person;

(m) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents; and

(n) except instructions to the Rights Agent as contemplated by this Agreement, the Rights Agent shall neither be responsible for, nor chargeable with, knowledge of, nor have any requirements to comply with, the terms and conditions of any other agreement, instrument or document to which it is not a party, including the BCA (except to the extent expressly incorporated herein), nor shall the Rights Agent be required to determine if any Person has complied with any such agreements, instruments or documents, nor shall any additional obligations of the Rights Agent be inferred from the terms of such agreements, instruments or documents even though reference thereto may be made in this Agreement.

3.3. Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to PubCo specifying a date when such resignation will take effect, which notice will be sent at least sixty (60) days prior to the date so specified, but in no event will such resignation become effective until a successor Rights Agent has been appointed. PubCo, by a determination of the Board of Directors, has the right to remove the Rights Agent at any time by specifying a date when such removal will take effect, but no such removal will become effective until a successor Rights Agent has been appointed by PubCo (by determination of the Board of Directors). Notice of such removal will be given by PubCo to the Rights Agent, which notice will be sent at least sixty (60) days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.3(a) or becomes incapable of acting, PubCo (by determination of the Board of Directors) will as soon as is reasonably possible appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if PubCo shall fail to make such appointment within a period of sixty (60) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) PubCo will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent to the CVR Holders, which may be effected by any public filing or press release made or issued, as applicable, by PubCo, or by any other means reasonably anticipated to provide sufficient notice thereof to the CVR Holders. Each notice will include the name and address of the successor Rights Agent. If PubCo fails to give such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.4, the successor Rights Agent will cause the notice to be given at the reasonable expense of PubCo.

3.4. Acceptance of Appointment by Successor. Every successor Rights Agent appointed pursuant to Section 3.3 will execute, acknowledge and deliver to PubCo and the retiring or terminated Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring or terminated Rights Agent. On request of PubCo or the successor Rights Agent, the retiring or terminated Rights Agent will execute and deliver an instrument transferring or novating to the successor Rights Agent all the rights, powers and trusts of the retiring or terminated Rights Agent.

ARTICLE IV

AMENDMENTS

4.1. Amendments without Consent of CVR Holders.

(a) Without the consent of any CVR Holders or the Rights Agent, PubCo, when authorized by a Board Resolution, may at any time and from time to time, amend, modify, supplement or waive any provision under this Agreement, by a written instrument signed by PubCo, for any of the following purposes, so long as, in the cases of clauses (ii) through (iv), such amendments do not, individually or in the aggregate, materially and adversely affect the interests of the CVR Holders, or materially and adversely affect the rights, duties, responsibilities or protections of the Rights Agent:

(i) to evidence the succession of another Person to PubCo and the assumption by any such successor of the covenants of PubCo herein as provided in Section 5.2;

(ii) to add to the covenants of PubCo such further covenants, restrictions, conditions or provisions as PubCo shall reasonably determine to be for the protection of the CVR Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement;

(iv) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein in accordance with Sections 3.3 and 3.4; or

(v) any other amendment hereto that does not adversely affect the legal rights under this Agreement of any CVR Holder.

(b) Without the consent of any CVR Holders, PubCo, when authorized by a Board Resolution, and the Rights Agent may at any time and from time to time, amend, modify, supplement or waive any provision under this Agreement, by a written instrument signed by PubCo and the Rights Agent in order to reduce the number of CVRs to reflect any releases and extinguishments of CVRs pursuant to Section 2.8.

4.2. Amendments with Consent of CVR Holders.

(a) In addition to any amendment, modification, supplement or waiver pursuant to Section 4.1 (which may be made without the consent of the CVR Holders), PubCo, when authorized by a Board Resolution, and with the consent of the Rights Agent (not to be unreasonably withheld, delayed or conditioned), may at any time and from time to time, amend, modify, supplement or waive any provision under this Agreement, by a written instrument signed by PubCo and the Rights Agent, if such parties have first obtained the affirmative vote of or a written consent signed by CVR Holders holding a majority of the issued and outstanding CVRs; provided that any such amendment, modification, supplement or waiver that materially and adversely affects the interests of a holder of a certain class of CVRs, individually or in the aggregate, will require an affirmative vote of or a written consent signed by the CVR Holders holding a majority of the issued and outstanding CVRs of such disadvantaged class. Any amendment, modification, supplement or waiver made in compliance with this Section 4.2 may be made for any purpose, including adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interest of one or more of the CVR Holders.

(b) In executing any amendment, modification, supplement or waiver permitted by this Article IV, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by PubCo stating that the execution of such amendment, modification, supplement or waiver is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment, modification, supplement or waiver that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise. PubCo will give notice of any amendment, modification, supplement or waiver of any provision under this Agreement to the CVR Holders and each other party hereto not executing the same, which notice may be effected by any public filing or press release made or issued, as applicable, by PubCo, or by any other means reasonably anticipated to provide notice thereof to the CVR Holders and the other applicable parties hereto; provided, that any failure to so notify the CVR Holders or any other party shall not affect the validity of such amendment, modification, supplement or waiver.

4.3. Effect of Amendments. Upon the execution of any amendment, modification, supplement or waiver under this Article IV, this Agreement will be modified in accordance therewith, such amendment, modification, supplement or waiver will form a part of this Agreement for all purposes and every CVR Holder and party hereto will be bound thereby.

ARTICLE V

OTHER PROVISIONS OF GENERAL APPLICATION

5.1. Notices to Rights Agent and PubCo. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with confirmation of receipt, (iii) one Business Day after being sent, if sent by a reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to PubCo, to: Hunch Technologies Limited 5th Floor, The Circle, Millenium City Centre, Gurugram Sec 29, Haryana 122002, India Attn: Mr. Amit Dutta Email: amit@flyblade.in

With a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105

Attn: Meredith Laitner, Esq.

David H. Landau, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

Email: mlaitner@egsllp.com

dlandau@egsllp.com

If to the Rights Agent, to:

Continental Stock Transfer & Trust Company

1 State Street Plaza

New York, New York 10004

Attn: Compliance Department.

1 State Street 30th Floor

New York, NY 10004

Email: compliance@continentalstock.com

5.2. Successors and Assigns.

(a) This Agreement will be binding upon, inure to the benefit of and be enforceable by PubCo’s successors and assigns, and this Agreement shall not restrict PubCo’s, any of its assignees’ or any of its successors’ ability to effect any change of control or otherwise merge or consolidate, transfer or convey all or substantially all of its and its subsidiaries’ respective assets to any Person. Each of PubCo’s successors, assigns or transferees of all or substantially all of the assets of PubCo and its subsidiaries, taken as a whole, as applicable, shall expressly assume by an instrument, supplemental hereto, executed and delivered to the Rights Agent and PubCo, the due and punctual delivery of the CVR Payment and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by PubCo shall agree to remain subject to its obligations hereunder, including delivery of the CVR Payment, if any. Any successor or assignee of PubCo permitted hereunder may thereafter assign any or all of its rights, interests and obligations hereunder in the same manner as PubCo is authorized to do pursuant to this Section 5.2(a).

(b) Except as expressly set forth in this Agreement, the Rights Agent may not assign this Agreement without PubCo’s written consent (not to be unreasonably withheld, delayed or conditioned). Any attempted assignment of this Agreement in violation of this Section 5.2(b) shall be void and of no effect.

5.3. Benefits of Agreement. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement; provided, however, that the CVR Holders and any Person acquiring CVRs through a transfer or exchange are express third party beneficiaries hereof to enforce the rights expressly granted to them hereunder.

5.4. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement, the CVRs and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York.

(b) Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby brought by any party or its Affiliates or brought by any third party beneficiary hereof, including any CVR Holder, against any other party or its Affiliates shall be exclusively brought and determined exclusively by the state and federal courts seated in New York County, New York (and any courts having jurisdiction over appeals therefrom) (the “Specified Courts”). Each of the parties and any third party beneficiary bringing a claim hereunder hereby irrevocably submits to the jurisdiction of the Specified Courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to and no third party beneficiary shall be permitted to commence any action, suit or proceeding relating thereto except in the Specified Courts, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such Specified Court. Each of the parties and any third party beneficiary hereof bringing a claim hereunder hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the Specified Courts for any reason, that it or its property is exempt or immune from jurisdiction of any such Specified Court or from any legal process commenced in such Specified Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and that the suit, action or proceeding in any such Specified Court is brought in an inconvenient forum, the venue of such suit, action or proceeding is improper or this Agreement, or the subject matter hereof, may not be enforced in or by such Specified Court.

(c) EACH OF THE PARTIES TO THIS AGREEMENT AND ANY THIRD PARTY BENEFICIARY HEREOF BRINGING A CLAIM HEREUNDER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.5. Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

5.6. Public Disclosure. PubCo and its Affiliates may disclose the terms of this Agreement to the extent necessary or appropriate to satisfy the rules and regulations of the SEC, including filing a copy of this Agreement in any public filing.

5.7. Tax Reporting. The Rights Agent shall comply with all applicable laws, including as the foregoing relates to Tax reporting and withholding with respect to the delivery of any CVR Property made pursuant to this Agreement.

5.8. Further Assurances. PubCo shall perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

5.9. Counterpart. This Agreement may be executed and delivered (including by facsimile, e-mail or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

5.10. CVR Release. Each CVR I shall be released and extinguished as of the later of (i) the close of business on the First Measurement Period if Triggering Event I was met (ii) the time and date that PubCo delivers an applicable CVR Payment Notice to the Rights Agent with respect to each CVR I. Each CVR II shall be released and extinguished as of the later of (i) the close of business on the Second Measurement Period if Triggering Event II was met and (ii) the time and date that PubCo delivers an applicable CVR Payment Notice to the Rights Agent with respect to each CVR II. Each CVR III shall be released and extinguished as of the later of (i) the close of business on the Third Measurement Period if Triggering Event III was met and (ii) the time and date that PubCo delivers an applicable CVR Payment Notice to the Rights Agent with respect to each CVR III.

5.11 Termination. This Agreement shall terminate and be of no further force or effect, and the parties hereto shall have no liability hereunder, on the later of the date on which (i) there are no longer any CVRs outstanding under this Agreement and (ii) the Third Measurement Period has passed, and there are no further potential CVR Payments (and all CVR Payments prior thereto have been fully paid under this Agreement).

5.12. Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, each party hereto has executed this Agreement as of the date first written above.

PubCo:

HUNCH TECHNOLOGIES LIMITED

By:
Name:
Title:

Rights Agent:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:
Name:
Title:

Exhibit 10.1

NOTE PURCHASE AGREEMENT

This NOTE PURCHASE AGREEMENT (this “Agreement”), dated as of January 17, 2024, is made by and among Hunch Technologies Limited, a private limited company incorporated in Ireland with registered number 607449 (“PubCo”), Aeroflow Urban Air Mobility Private Limited, a private limited company incorporated under the laws of India and a direct wholly owned Subsidiary of PubCo (“IndiaCo”), and Antara Capital Master Fund LP, a Cayman Islands exempted limited partnership (the “Holder”). PubCo and the Holder shall be referred to herein from time to time collectively as the “parties.” Capitalized terms used but not otherwise defined herein, shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, concurrently with the execution of this Agreement, PubCo and IndiaCo are entering into a business combination agreement (the “Business Combination Agreement” and the transactions contemplated therein, the “Business Combination”), by and among PubCo, IndiaCo, FlyBlade (India) Private Limited, a private limited company incorporated under the laws of India (“Hunch Mobility”), Direct Selling Acquisition Corp., a Delaware corporation (“SPAC”) and HTL Merger Sub LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of PubCo (“Merger Sub”);

WHEREAS, PubCo proposes to issue and sell to the Holder, and the Holder proposes to purchase from PubCo, on the terms and subject to the conditions set forth in this Agreement (such transaction, the “Sale”), convertible promissory notes with an aggregate principal amount of $3,000,000, in substantially the form of Exhibit A attached hereto (each, a “Note” and collectively, the “Notes”).

WHEREAS, upon the closing of the Business Combination (the “BCA Closing”), the Notes shall convert into 300,000 PubCo Preferred Shares in the aggregate (the “Repayment Shares”), which, pursuant to their terms, shall be convertible into PubCo Ordinary Shares (the “Converted Repayment Shares,” together with the Notes and the Repayment Shares, the “Securities”).

WHEREAS, the Notes are being offered and sold to the Holder, on the terms and subject to the conditions set forth in this Agreement, without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on an exemption from the registration requirements under the Securities Act.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Closing.

(a) Issuance of Notes. The sale and purchase of the Notes shall take place at three separate Closings (as defined below). At each Closing (as defined below), PubCo will issue and sell to the Holder, and, subject to all of the terms and conditions hereof, the Holder will purchase one (1) Note, as the case may be, in the principal amount set forth opposite the Holder’s name on Schedule A, Schedule B and Schedule C hereto.

(b) Initial Closing. The initial closing of the Sale (the “Initial Closing”) shall be held remotely, within twenty-four (24) hours of the execution of the Business Combination Agreement, or at such other time and place upon which the parties shall agree in writing (the date of the Initial Closing under this Agreement is hereinafter referred to as the “Initial Closing Date”). At the Initial Closing, PubCo shall execute and deliver a Note with an aggregate principal amount of $1,000,000 to the Holder, and the Holder shall remit $1,000,000 by wire transfer to an account designated by PubCo in writing.

(c) Installment Closings. Following the Initial Closing Date, PubCo shall execute and deliver, and the Holder shall purchase, two additional Notes in two monthly installments at subsequent closings (each, an “Installment Closing,” and together with the Initial Closing, a “Closing”), with an additional aggregate principal amount of $2,000,000 as set forth on Schedule B and Schedule C hereto on the same terms and conditions as those contained herein. The first Installment Closing shall be held on the day one (1) month following the Initial Closing Date and the second Installment Closing shall be held on the day two (2) months following the Initial Closing Date, at such time and place as shall be approved by PubCo and the Holder (such dates are hereinafter referred to as the “Installment Closing Dates,” and along with the Initial Closing Date, a “Closing Date”). At each Installment Closing, PubCo shall execute and deliver a Note to the Holder with an aggregate principal amount set forth on Schedule B or Schedule C, as applicable, and the Holder shall remit the purchase price therefor, as set forth on Schedule B or Schedule C, as applicable, by wire transfer to an account designated by PubCo in writing.

(d) The obligation of the parties to consummate each Closing is subject to the following conditions:

(i) no applicable Governmental Authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and

(ii) with respect to each party, that the representations and warranties of the other party contained herein are true and correct in all material respects at and as of each Closing Date.

2. Representations, Warranties and Agreements.

(a) Holder’s Representations, Warranties and Agreements. The Holder represents and warrants to each of PubCo and IndiaCo as follows as of each Closing Date:

(i) The Holder is an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the laws of its jurisdiction of organization, incorporation or formation (as applicable).

(ii) The Holder has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of the Holder. This Agreement has been duly and validly executed and delivered by the Holder and constitutes the valid, legal and binding agreement of the Holder (assuming this Agreement has been, upon execution hereof, duly authorized, executed and delivered by the other parties), enforceable against the Holder in accordance with its terms (except as enforceability is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(iii) To the Holder’s knowledge, the execution and delivery of this Agreement by the Holder does not, and the performance by the Holder of its obligations hereunder will not (i) violate any provision of, or result in the breach of, any law to which the Holder is subject or by which any property or asset of the Holder is bound, (ii) conflict with or result in a violation of the governing documents of the Holder, or (iii) violate any provision of or result in breach, default or acceleration under any contract binding upon the Holder or require any consent or approval that has not been given or other action that has not been taken by any person, except in the case of clause (i) or (iii) directly above, as would not reasonably be expected to prevent, enjoin or materially delay the performance by the Holder of its obligations under this Agreement.

(iv) No consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Holder with respect to the Holder’s execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby, except for filings, notices and reports pursuant to, in compliance with or required to be made under the Securities Exchange Act of 1934 (the “Exchange Act”).

(v) To the knowledge of the Holder, no prior approval is required to be procured on account of the existing shareholders of the Holder from the relevant Governmental Authority pursuant to Press Note 3 of 2020 dated April 17, 2020 issued by the Department for Promotion of Industry and Internal Trade read with Rule 6(a) of the Foreign Exchange Management (Non-debt Instruments) Rules 2019 issued by the Government of India in order for the Holder to consummate each Closing in accordance with this Agreement.

(vi) As of the date hereof, there are no Proceedings pending against the Holder, or to the knowledge of the Holder threatened against the Holder, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Holder of its obligations under this Agreement.

(vii) No broker, finder, investment banker or other similar person is entitled to any brokerage fee, finders’ fee or other similar commission in connection with the transactions contemplated hereby based upon arrangements made by the Holder, for which PubCo, IndiaCo or any of their affiliates may become liable.

(viii) The Holder acknowledges and represents that the Holder has received such information as the Holder deems necessary in order to make an investment decision with respect to the Notes and to enter into this Agreement. Without limiting the generality of the foregoing, the Holder has not relied on any statements or other information provided by PubCo, IndiaCo, or any other party to the Business Combination Agreement in making its decision to enter into, deliver and perform its obligations under this Agreement. The Holder further acknowledges that that there have been no representations, warranties, covenants or agreements made to Holder by PubCo, IndiaCo, any other party to the Business Combination Agreement, or any of their respective officers, directors, shareholders, representatives or managers, expressly or by implication, other than those representations, warranties, covenants and agreements expressly set forth in this Agreement. The Holder acknowledges that the agreements contained herein with respect to the Notes are irrevocable.

(ix) The Holder (i) is an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) is purchasing the Notes for its own account or for one or more separate accounts maintained by it for the benefit of one or more other accredited investors and not with a view to the distribution thereof, provided that the disposition of the Holder’s property shall at all times be within the Holder’s control, (iii) has no present intention of selling, granting any participation in, or otherwise distributing the Securities in violation of law and does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person with respect to the Securities, (iv) understands that (a) the Securities are, or will be, “restricted securities” under applicable U.S. federal state securities laws and that, pursuant to these laws, the Securities have not been registered under the Securities Act and must be held indefinitely unless they are registered pursuant to the provisions of the Securities Act or if an exemption from registration is available and (b) no public market exists for the Securities and that neither PubCo nor IndiaCo has made any assurance that a public market will ever exist for the Securities, (v) will not sell, transfer or otherwise dispose of the Notes, or any interest therein, the Repayment Shares or the Converted Repayment Shares except in compliance with the terms of this Agreement and the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (vi) acknowledges that PubCo has no obligation to register or qualify the Securities for resale other than as described herein, (vii) is knowledgeable with respect to PubCo, IndiaCo and their subsidiaries and their respective conditions (financial and otherwise), results of operations, businesses, properties, assets, liabilities, plans, management, financing and prospects, (viii) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Securities, and of making an informed investment decision and has so evaluated the merits and risks of such investment and without reliance upon PubCo, IndiaCo, their subsidiaries or affiliates or any other person (except for PubCo’s or IndiaCo’s representations and warranties and statements set forth in this Agreement) made its own analysis and decision to consummate the Sale, (ix) recognizes that an investment in the Securities involves a high degree of risk, including a risk of total loss of the Holder’s investment, and is able to bear the economic risk of an investment in the Securities, including holding them for an indefinite period, and is able to afford a complete loss of such investment, (x) was given the opportunity to ask questions and receive answers concerning the terms and conditions of the Sale and to obtain any additional information which PubCo and IndiaCo possess or can acquire without unreasonable effort or expense, including with respect to PubCo’s, IndiaCo’s and their subsidiaries’ conditions (financial and otherwise), results of operations, businesses, properties, assets, liabilities, plans, management, financing and prospects, and PubCo, IndiaCo and their representatives have answered to the satisfaction of the Holder all inquiries that the Holder has put to PubCo and IndiaCo, and (x) acknowledges that it was afforded the opportunity to conduct due diligence on PubCo, IndiaCo and their subsidiaries prior to execution of this Agreement.

(x) Neither the Holder, nor any person acting on its behalf, (i) has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Notes or (ii) has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under any circumstances that would require registration of the Notes under the Securities Act.

(xi) The Holder understands that nothing in this Agreement or any other materials presented to the Holder in connection with the Sale constitutes legal, tax or investment advice. The Holder has consulted such legal, tax, accounting and investment advisors as it, in its sole discretion, has deemed to be necessary or appropriate in connection with its purchase of the Notes, and it relies solely on such advisors and not on any statements or representations of PubCo, IndiaCo or other parties to the Business Combination Agreement, or any of their respective agents or representatives with respect to such legal, tax, accounting and investment consequences (except for PubCo’s or IndiaCo’s representations and warranties and statements set forth in this Agreement).

(xii) As of the date of this Agreement, the Holder represents and warrants that (i) it is not a Benefit Plan Investor as contemplated by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and (ii) its acquisition and holding of the Notes will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law, to the extent such laws are applicable to the Holder.

(xiii) The Holder represents and warrants that it is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or otherwise currently the subject or target of any sanctions administered by the OFAC, the U.S. Department of State or other applicable governmental entity, (ii) owned or controlled by, or acting on behalf of, a person that is named on the OFAC List, (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the Donetsk People’s Republic region of Ukraine, the Luhansk People’s Republic region of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Holder agrees to use reasonable best efforts to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Holder is permitted to do so under applicable law.

(xiv) If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Holder represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Holder’s subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder’s jurisdiction.

(xv) The Holder hereby acknowledges that the obligations evidenced by the Notes issued hereunder are expressly subordinated in right of payment to the prior payment in full of all indebtedness senior to the Notes, and any Liens on property of PubCo in favor of the Holder are expressly subordinated in priority to any Liens on Pubco’s property in favor of any holder of such senior indebtedness. By executing this Agreement, the Holder agrees to execute and deliver customary forms of subordination agreement requested from time to time by holders of senior indebtedness as a condition to the Holder’s receipt of rights hereunder or under the Notes.

(b) Representations, Warranties and Agreements of PubCo and IndiaCo. Each of PubCo and IndiaCo hereby represents and warrants to the Holder and acknowledges and agrees with the Holder as follows (except with respect to Sections 3(b)(iii), 3(b)(vii), 3(b)(ix) and 3(b)(xi), which are made only by PubCo or IndiaCo, as applicable) as of each Closing Date:

(i) It is a corporation, exempted company, limited liability company, private limited company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the laws of its jurisdiction of formation, incorporation or organization (as applicable). It has the requisite corporate or other entity power and authority to own, operate and lease its properties, rights and assets and to conduct its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to be, individually or in the aggregate, material to it or any of its subsidiaries. It is duly licensed or qualified as a foreign corporation or other entity in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to it or any of its subsidiaries.

(ii) This Agreement has been duly authorized, executed and delivered by it, enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) applicable usury laws.

(iii) At each respective Closing, the applicable Note being issued will be, duly authorized, executed and delivered by PubCo, enforceable against PubCo in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(iv) This Agreement, the performance of its obligations hereunder or the consummation of the transactions contemplated hereby shall not, directly or indirectly (with or without due notice or lapse of time or both), (i) result in a violation or breach of any provision of its organizational documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (x) any material contract to which either it is a party; or (y) any leases that either it is a party or by which it or any of its respective assets or properties may be bound or affected, (iii) result in the creation of any lien upon any of the properties, equity interests or assets of it (other than any Permitted Lien (as defined in the Business Combination Agreement)) or (iv) violate, or constitute a breach under, any data privacy requirement or any governmental order or applicable law to which either it and any of their respective properties or assets are subject or bound, except in the case of any of clauses (ii) and (iii) above, as would not reasonably be expected to (A) be, individually or in the aggregate, material to it or (B) prevent, materially delay or materially impair the consummation of the transactions contemplated hereby.

(v) No action by, notice, consent, approval, waiver or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of it with respect to the execution, delivery or performance by it of its obligations under this Agreement or the consummation of the transactions contemplated hereby , other than the statutory notification by the PubCo to the Companies Registration Office of the allotment of any shares (as required by section 70 of the Companies Act 2014 of Ireland).

(vi) No broker, finder, investment banker or other similar person is entitled to any brokerage fee, finders’ fee or other similar commission in connection with the transactions contemplated hereby based upon arrangements made by it, for which the Holder or any of its affiliates may become liable.

(vii) Subject to compliance by the Holder with the representations and warranties set forth in Section 2(a) of this Agreement, it is not necessary in connection with the issuance of the Notes to the Holder in the manner contemplated by this Agreement, to register the issuance of the Notes under the Securities Act. None of it, any of its subsidiaries, any of its affiliates or any person acting on its behalf directly or indirectly, has offered, sold or solicited any offer to buy and will not, directly or indirectly, offer, sell or solicit any offer to buy, any security of a type or in a manner which would be integrated with the issue of the Notes and require the issuance of the Notes to be registered under the Securities Act.

(viii) PubCo has no indebtedness, that ranks senior in right of payment to, or pari passu in right of payment with, the Notes, whether with respect to payment of principal, interest, redemption, fees, or penalties, or upon liquidation or dissolution of it, or otherwise.

(ix) Subject in part to the truth and accuracy of the Holder’s representations set forth in Section 2(a) of this Agreement, the offer, sale and issuance of the Repayment Shares and the Converted Repayment Shares by PubCo as contemplated by this Agreement are exempt from the registration requirements of the Securities Act and will not result in a violation of the qualification or registration requirements of any applicable state or foreign securities laws, and none of it, any of its subsidiaries, any of its affiliates or any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

(x) The Repayment Shares and Converted Repayment Shares issuable by PubCo upon conversion of the Notes have been duly authorized and validly reserved for issuance, and when issued, sold and delivered in accordance with the terms of the Notes, will be duly authorized and validly issued, fully paid and nonassessable.

(xi) It has exercised reasonable care to determine whether any Company Covered Person (as defined herein) is subject to any of the “bad actor” disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Securities Act (“Disqualification Events”). To its knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Securities Act. For purposes of the Notes, “Company Covered Persons” are those persons specified in Rule 506(d)(1) under the Securities Act; provided, however, that Company Covered Persons do not include (a) the Holder, or (b) any person or entity that is deemed to be an affiliated issuer of it solely as a result of the relationship between it and the Holder.

(xii) PubCo shall use the aggregate proceeds of the Notes (i) up to $750,000 solely for working capital purposes for the operation of IndiaCo’s business, (ii) the remaining aggregate proceeds of the Notes other than the proceeds used in accordance with clause (i) solely for the acquisition of aircraft and (iii) in each case of clauses (i) and (ii) in compliance with all applicable laws.

(xiii) Except for the representations and warranties made by it that are contained in this Section 2(b), none of it, any of its subsidiaries, or any of its respective officers, directors, employees, stockholders, affiliates, agents, advisors or other representatives, or any other person or entity acting on behalf of it, or any other party to the Business Combination Agreement, makes any representations or warranties, express or implied, and it hereby expressly disclaims any other representations or warranties made with respect to it or its respective subsidiaries or affiliates, the Notes, the Repayment Shares, the Converted Repayment Shares, this Agreement or the Sale or the transactions contemplated hereby.

(xiv) Pubco and IndiaCo agree that the Holder may rely upon the representations and warranties made by each of PubCo and IndiaCo to SPAC in Article III of the Business Combination Agreement which representations and warranties shall be subject to the limitations set out in the Business Combination Agreement and shall also be qualified by disclosures contained in the disclosure schedules to the Business Combination Agreement.

3. Additional Covenants.

(a) Repayment Shares.

(i) At the BCA Closing, PubCo shall issue the Repayment Shares to the Holder in book-entry form, and shall make appropriate notation on the books and records of PubCo with respect thereto.

(ii) Upon conversion of the Repayment Shares, from time to time in accordance with their terms, PubCo shall record the Converted Repayment Shares in book-entry form, and shall make appropriate notation on the books and records of PubCo with respect thereto.

(iii) Upon issuance, the Repayment Shares and, upon conversion, the Converted Repayment Shares will have been duly authorized, validly issued, fully paid and nonassessable, and shall be free and clear of any and all liens, except for restrictions imposed by applicable securities laws.

(iv) The book-entry interests representing the Repayment Shares and the Converted Repayment Shares shall bear one or all of the following legends:

(a) “THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER THE SECURITIES ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT.”

(b) Any legend set forth in, or required by, the Business Combination Agreement or an ancillary agreement thereto.

(c) Any legend required by the securities laws of any state to the extent such laws are applicable.

(v) PubCo shall cooperate with holders of the Repayment Shares and the Converted Repayment Shares to cause the removal of all restrictive legends from any Repayment Shares or Converted Repayment Shares being properly sold under the Registration Statement or pursuant to Rule 144 under the Securities Act within two (2) Business Days of a holder’s request and cause its legal counsel to deliver the necessary legal opinions, if any, to Pubco’s transfer agent in connection with the instruction to remove the restrictive legends upon the receipt of such supporting documentation, if any, as reasonably requested by such counsel.

(vi) PubCo shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation (x) prior to the conversion of the Notes, for a sufficient number of Repayment Shares for delivery or issuance and Converted Repayment Shares for delivery or issuance and (y) following the conversion of the Notes, for a sufficient number of the Converted Repayment Shares for delivery or issuance.

(vii) At the BCA Closing, the Converted Repayment Shares shall be approved for listing on the New York Stock Exchange, New York Stock Exchange American, Nasdaq Stock Market or any other national securities exchange; provided, in each case, such exchange is a recognized stock exchange for the purposes of Section 90 of the Stamp Duties Consolidation Act, 1999 of Ireland.

(viii) The Converted Repayment Shares shall be included as “Registrable Securities” as such term is defined under that certain Registration Rights Agreement contemplated by the Business Combination Agreement, and the Holder (and its permitted transferees under Section 4(e) of this Agreement) shall be a party to such Registration Rights Agreement.

4. Miscellaneous.

(a) Further Assurances. The parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the transactions contemplated by this Agreement.

(i) The Holder acknowledges that PubCo and IndiaCo, and others, will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Agreement. Prior to each Closing, the Holder agrees to promptly notify PubCo and IndiaCo if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate (subject to any qualification as to materiality applicable thereto).

(ii) Each of the Holder, PubCo and IndiaCo is entitled to rely upon this Agreement and is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(iii) The Holder shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement on the terms and conditions described herein.

(b) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by email (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other parties as follows:

(i) If to PubCo or IndiaCo:

Hunch Technologies Limited

5th Floor, The Circle, Millenium City Centre, Gurugram Sec 29, Haryana

122002, India

Attn: Mr. Amit Dutta

Email: amit@flyblade.in

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn: Meredith Laitner, Esq.

David H. Landau, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

E-mail: mlaitner@egsllp.com

    dlandau@egsllp.com

(ii) If to the Holder, to such address or addresses set forth on the signature page hereto;

or to such other address or addresses as the parties may from time to time designate in writing. Without limiting the foregoing, any party may give any notice or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended.

(c) Entire Agreement. This Agreement, together with the Notes, constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any commitment letter(s) entered into relating to the subject matter hereof.

(d) Modifications and Amendments. This Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by the parties hereto.

(e) Assignment. The Holder may assign its rights under this Agreement to any transferee in connection with a transfer permitted under the Notes.

(f) Benefit. Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. This Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and assigns.

(g) Governing Law. This Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of, or relating to, any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) or any of the transactions contemplated hereby or any of the transactions contemplated thereby, shall be governed by, and enforced in accordance with, the internal laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

(h) Submission to Jurisdiction. Any proceeding based upon, arising out of, or relating to (i) this Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties in respect of this Agreement or any of the transactions contemplated hereby or any of the transactions contemplated thereby, must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can

acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably (a) submits to the exclusive jurisdiction of each such court in any such proceeding, (b) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum in such courts, (c) agrees that all claims in respect of the proceeding shall be heard and determined only in any such court and (d) agrees not to bring any proceeding based upon, arising out of or relating to, this Agreement or any of the transactions contemplated hereby or any of the transactions contemplated thereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any proceeding brought pursuant to this Section 4(h).

(i) Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, PROCEEDING OR CAUSE OF ACTION BASED UPON, ARISING OUT OF, OR RELATING TO, (I) THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, PROCEEDING OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4(i).

(j) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable law, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

(k) No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(l) Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Agreement shall survive each Closing.

(m) Headings and Captions. The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

(n) Counterparts. This Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by email transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

(o) Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party has not breached will not detract from or mitigate the fact that such party is in breach of the first representation, warranty, or covenant.

(p) Mutual Drafting. This Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties hereto and shall not be construed for or against any party.

(q) No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship between the Holder, on the one hand, PubCo and IndiaCo, on the other hand, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties.

(r) No Recourse. Notwithstanding anything to the contrary contained herein or otherwise, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and persons that are expressly identified as parties to this Agreement in their capacities as such and no former, current or future shareholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or affiliates of any party hereto, or any former, current or future direct or indirect shareholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

(s) Expenses. Each party shall bear its own expenses in connection with the negotiation and drafting of this Agreement and transactions contemplated hereby.

(t) Confidentiality. This Agreement is to be kept strictly confidential and none of PubCo, IndiaCo or the Holder may disclose the existence or the terms hereof to any person without the consent of the other party, other than (a) as required by Law (including any public disclosure in connection with the Business Combination), (b) to each party’s officers, directors, employees, accountants, attorneys, and other advisors, (c) to any equity holder of PubCo or IndiaCo, (d) to any current or potential financing source of PubCo, IndiaCo or any potential acquirer, directly or indirectly, of an equity interest in PubCo or IndiaCo, and, in the case of the foregoing clauses (c) and (d), only if the recipient thereof is subject to confidentiality obligations in respect thereof, or (e) to the parties to the Business Combination Agreement and their respective officers, directors, employees, accountants, attorneys and other advisors.

[signature page follows]

IN WITNESS WHEREOF, each of PubCo, IndiaCo and the Holder has executed or caused this Note Purchase Agreement to be executed by its duly authorized representative as of the date set forth below.

HUNCH TECHNOLOGIES LIMITED

By:	/s/ Amit Dutta
Name: Amit Dutta
Title: Director

AEROFLOW URBAN AIR MOBILITY PRIVATE LIMITED

By:	/s/ Vikram Singh
Name: Vikram Singh
Title: Director

ANTARA CAPITAL MASTER FUND LP acting by

Antara Capital Fund GP LLC

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member
	Notice Address:	55 Hudson Yard, 47th Floor, Suite C, New York New York, U.S.A, 10001

EXHIBIT A

FORM OF CONVERTIBLE PROMISSORY NOTE

THIS CONVERTIBLE PROMISSORY NOTE (“NOTE”) AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE MAKER THAT SUCH REGISTRATION IS NOT REQUIRED.

THIS NOTE IS BEING ISSUED WITH ORIGINAL ISSUE DISCOUNT FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. FOR INFORMATION REGARDING THE ISSUE PRICE, THE TOTAL AMOUNT OF ORIGINAL ISSUE DISCOUNT, THE ISSUE DATE, AND THE YIELD TO MATURITY OF THIS NOTE, PLEASE CONTACT HUNCH TECHNOLOGIES LIMITED, 5TH FLOOR, THE CIRCLE, MILLENIUM CITY CENTRE, GURUGRAM SEC 29, HARYANA 122002, INDIA.

CONVERTIBLE PROMISSORY NOTE

Principal Amount: $[•]	Dated as of [•], 2024

Hunch Technologies Limited, a private limited company incorporated in Ireland with registered number 607449 (“PubCo” or the “Maker”), promises to pay to the order of Antara Capital Master Fund LP, a Cayman Islands exempted limited partnership, or its registered assigns or successors in interest (the “Payee”), the principal sum of $1,000,000 in lawful money of the United States of America, on the terms and conditions described below. All payments on this Note shall be made by check or wire transfer of immediately available funds.

Immediately prior to the issuance of this Note, among other things, the Maker, Aeroflow Urban Air Mobility Private Limited, a private limited company incorporated under the laws of India and a direct wholly owned Subsidiary of Maker (“IndiaCo”), and Payee entered into a Note Purchase Agreement (the “Note Purchase Agreement”).

Capitalized terms used herein without definition shall have the meanings given to such terms in the Note Purchase Agreement unless otherwise specified.

1. Principal. The Outstanding Amount (as defined below) shall be automatically due and payable in full on the date that is the earlier of (1) three (3) business days following the termination of the Business Combination Agreement and (2) 363 days from the date of issuance of the Note (as applicable, the “Maturity Date”).

2. Interest. Interest shall accrue on the unpaid principal balance of this Note, together with any interest accrued but unpaid thereon (such principal amount and interest, the “Outstanding Amount”), at an annual rate equal to 10% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days from the date of this Note until the Outstanding Amount is paid (or this Note is converted, as provided in Section 4). Interest shall accrue daily and be paid quarterly either, at the option of the Maker, in cash or in kind by an increase of the Outstanding Amount by the entire amount of the interest payment due on the applicable interest payment date (“PIK Interest”), with the first interest payment date being the first three-month anniversary of the date of this Note (each, a “Quarterly Payment Date”). Following any increase in the Outstanding Amount of this Note on the applicable Quarterly Payment Date by the amount of the PIK Interest, this Note will bear interest on such increased Outstanding Amount from and after such Quarterly Payment Date. For clarity, unless the context otherwise requires, references to “Outstanding Amount” of this Note includes any increase to such amount as a result of the payment of PIK Interest. Any accrued interest, which for any reason has not theretofore been paid, shall be paid in full on the date on which the final principal payment on this Note is made.

3. Application of Payments. All payments shall be applied solely to the reduction of the unpaid Outstanding Amount of this Note. This Note may not be prepaid without the consent of the Payee.

4. Conversion.

(a) Conversion Mechanics. In connection with the closing of the Business Combination, the Outstanding Amount shall automatically convert into 100,000 preferred shares of PubCo having such terms as set forth in Schedule I provided that the closing of the Business Combination shall occur on or prior to the Maturity Date.

(b) Effect of Conversion. In the event that this Note is converted pursuant to Section 4(a) of this Note, the Payee shall surrender this Note, duly endorsed, to the Maker, and this Note shall thereupon be canceled (subject to fulfillment of all of the Maker’s obligations under the Note Purchase Agreement or in any other agreement between the Maker and the Payee).

5. Events of Default. The following shall constitute an event of default (“Event of Default”):

(a) Failure to Make Required Payments. Failure by the Maker to pay any amount due pursuant to this Note within five (5) business day of the applicable Maturity Date.

(b) Breaches of Covenants. The failure by the Maker and IndiaCo to observe, keep or perform any other covenant, obligation, condition or agreement contained in the Note Purchase Agreement, with such failure continuing for thirty (30) days after the earlier of the Payee’s (i) receipt of written notice to the Payee of such failure or (ii) actual knowledge of such failure.

(c) Breaches of Representations and Warranties. Failure of any of the representations and warranties of the Maker or IndiaCo under the Note Purchase Agreement to be true and correct in all material respects as of the date of this Note.

(d) Other Payment Obligations. As to Indebtedness (as defined herein) for borrowed money of the Maker or IndiaCo in an aggregate amount in excess of two hundred and fifty thousand dollars ($250,000) at any time: (i) the Maker, IndiaCo or any of their subsidiaries shall fail to make any payment due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) on any such Indebtedness and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness, (ii) any other default shall exist under any agreement or instrument of the Maker, IndiaCo or any of their subsidiaries related to any such Indebtedness, or any other event shall occur and shall continue after the applicable grace period, if any, specified in such agreement or instrument if the effect of such default or event is to accelerate, or to permit the acceleration of, the maturity of such Indebtedness, or (iii) any such Indebtedness shall be declared to be due and payable or required to be prepaid (other than by a regularly scheduled required payment) prior to the stated maturity thereof. “Indebtedness” shall mean all amounts due in connection with (A) indebtedness of the Maker, IndiaCo or any of their subsidiaries to banks or other lending institutions regularly engaged in the business of lending money, and (B) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such indebtedness, or any indebtedness arising from the satisfaction of such indebtedness by a guarantor.

(e) Judgements. A final judgment or order shall be rendered by a court of competent jurisdiction against the Maker, IndiaCo or any of their subsidiaries and such judgment or order shall remain unsatisfied or undischarged and in effect for thirty (30) consecutive days without a stay of enforcement or execution or distress, enforcement power, execution, charging order, garnishee order or other process shall be levied upon or enforced upon any part of the assets or property of the Maker, IndiaCo or any of their subsidiaries which is not paid out or discharged within 30 consecutive days; provided that this Section 5(e) shall not apply (i) to any judgment for which the Maker, IndiaCo or any of their subsidiaries is fully insured (except for normal deductibles in connection therewith) and with respect to which the insurer has assumed the defense and is not defending under reservation of right and with respect to which Maker, IndiaCo or any of their subsidiaries reasonably believes the insurer will pay the full amount thereof (except for normal deductibles in connection therewith) or (ii) to the extent that the aggregate amount of all such judgments and orders does not exceed $375,000.

(f) Voluntary Bankruptcy, Etc. The commencement by the Maker or IndiaCo of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, provisional liquidator, examiner, interim examiner, process adviser, administrator, assignee, trustee, custodian, sequestrator (or other similar official) of the Maker or IndiaCo, or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the Maker or IndiaCo convening a meeting of, or proposing to enter into any arrangement or composition with or for the benefit of, their creditors, or the failure of the Maker or IndiaCo generally to pay its debts as such debts become due, or the taking of corporate action by the Maker or IndiaCo in furtherance of any of the foregoing including the passing of an effective resolution for the winding up of the Maker or IndiaCo.

(g) Involuntary Bankruptcy, Etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of the Maker or IndiaCo in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, provisional liquidator, examiner, interim examiner, process adviser, administrator, assignee, custodian, trustee, sequestrator (or similar official) of the Maker or IndiaCo, or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days or the Maker or IndiaCo being deemed to be unable to pay its debts within the meaning of section 570 of the Companies Act 2014 of Ireland or the applicable provisions of the (Indian) Insolvency and Bankruptcy Code 2016, as the case may be.

6. Remedies.

(a) Upon the occurrence of an Event of Default specified in Sections 5(a), 5(b) and 5(c) hereof, interest shall accrue at the rate of 17% per annum on the Outstanding Amount until the entire Outstanding Amount is paid in full.

(b) Upon the occurrence of an Event of Default specified in Sections 5(d), 5(e), 5(f) and 5(g), the Outstanding Amount, and all other sums payable with regard to this Note, shall automatically and immediately become due and payable, in all cases without any action on the part of the Payee.

(c) Upon the occurrence of an Event of Default specified in Section 5 hereof, in addition to the remedies specified in Sections 6(a) and 6(b) hereof, the Payee may take such proceedings and/or other action against the Maker to enforce their obligations under this Note and under the Note Purchase Agreement.

(d) In the event of an Event of Default hereunder, Maker shall pay the Payee’s reasonable attorney’s fees in collecting under and enforcing this Note.

7. Waivers. The Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to this Note, all errors, defects and imperfections in any proceedings instituted by the Payee under the terms of this Note, and all benefits that might accrue to the Maker or any endorser or guarantor of, or surety for, this Note by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and the Maker and all endorsers and guarantors of, and sureties for, this Note agree that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof, on any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by the Payee.

8. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by email (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other parties as follows:

(i)	If to the Maker:

Hunch Technologies Limited

5th Floor, The Circle, Millenium City Centre, Gurugram Sec 29, Haryana

122002, India

Attn: Mr. Amit Dutta

Email: [***]

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn: Meredith Laitner, Esq.

David H. Landau, Esq.

E-mail: [***], [***]

(ii)	If to the Payee:

Antara Capital Master Fund LP

55 Hudson Yards, 47th Floor, Suite C

New York, New York, 10001

Attn: Raph Posner

Email: [***]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

2049 Century Park East, Suite 3700

Los Angeles, CA 90067

Attn: Dov Kogen

Email: [***]

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn: Christian O. Nagler, P.C.

Peter Seligson, P.C.

Marshall P. Shaffer, P.C.

Email: [***], [***], [***]

or to such other address or addresses as the parties may from time to time designate in writing. Without limiting the foregoing, any party may give any notice or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.

9. Construction. THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS THEREOF.

10. Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11. Termination. This Note shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the repayment of the Outstanding Amount in full.

12. Entire Agreement. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof; provided, that, nothing herein is intended to supersede the Note Purchase Agreement or any documentation contemplated thereby, unless so specified. In the event of any inconsistency between the statements in the body of this Note and the Note Purchase Agreement, the statements in the body of the Note Purchase Agreement shall control.

13. Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Maker and the Payee.

14. Costs. Maker shall pay all documentary, stamp, transfer and other transactional taxes attributable to the issue to the Payee of this Note and the issue of securities upon conversion or exchange of this Note, if any.

15. Assignment. The holder of this Note, at its option, may in person or by duly authorized attorney surrender the same for exchange at the Maker’s office, and promptly thereafter and at the Maker’s expense, receive in exchange therefor one or more new Note(s), dated the date of this Note and in the name of such person or persons as shall have been designated in writing by such holder or its attorney for the Outstanding Amount. Upon receipt by the Maker of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note and (a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it; or (b) in the case of mutilation, upon surrender thereof, the Maker, at its expense, will execute and deliver in lieu thereof a new Note executed in the same manner as this Note, in the same principal amount as the Outstanding Amount and dated the date to which interest shall have been paid on this Note or, if no interest shall have yet been so paid, dated the date of this Note. This Note may not be transferred, assigned or delegated by the Maker without the prior written consent of the Payee. The Payee may assign this Note without the prior written consent of the Maker to any of its affiliates, so long as the applicable assignee executes a joinder to this Note, in form and substance reasonably satisfactory to the Maker, pursuant to which such assignee agrees to be bound by the terms hereof as though such assignee was the Payee. This Note and all of the provisions hereof shall inure to the benefit of the parties hereto and their respective permitted successors and assigns.

16. Senior Indebtedness. The Maker and the Payee agree that this Note is a general senior unsecured obligation of the Maker ranking senior in right of payment to any existing Indebtedness of the Maker. “Indebtedness” shall mean all amounts due in connection with (i) indebtedness of the Maker to banks or other lending institutions regularly engaged in the business of lending money, and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such indebtedness, or any indebtedness arising from the satisfaction of such indebtedness by a guarantor.

17. Tax Matters.

(a) In each case for U.S. federal income tax and applicable state and local tax purposes, the Payee and the Maker agree to treat this Note (i) as indebtedness of the Maker, (ii) not as a contingent payment debt instrument within the meaning of Treasury Regulations Section 1.1275-4 and (iii) any conversion of this Note to preferred shares of PubCo as a transaction for which no gain or loss is realized pursuant to Internal Revenue Service Revenue Ruling 72-265, and the Payee and the Maker shall take no contrary position on any tax return or before any taxing authority unless otherwise required by a final determination within the meaning of Section 1313 of the Code or any corresponding provision of state or local law.

(b) The Maker shall make all payments to be made by it under this Note without any withholding or deduction for or on account of tax (a “Tax Deduction”), unless a Tax Deduction is required by law. If a Tax Deduction is required by law to be made by the Maker, the Maker shall not be required to pay any additional amounts to Payee as a result of such Tax Deduction. The Maker shall cooperate with Payee to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Law. The Payee shall use reasonable best efforts to provide on or before the first interest payment date hereunder the Maker with appropriate tax forms and such other information as reasonably requested by the Maker in order to establish an exemption from any withholding under the tax laws of Ireland.

18. Submission to Jurisdiction. Each of the parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any federal court within the State of Delaware, and then, if such federal court declines to accept jurisdiction, any state or federal court within New York, New York), for the purposes of any Action (as defined in the Note Purchase Agreement) (i) arising under this Note or (ii) in any way connected with or related or incidental to the dealings of the parties in respect of this Note or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Action in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action has been brought in an inconvenient forum. Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action or cause thereof against such party (x) arising under this Note or (y) in any way connected with or related or incidental to the dealings of the parties in respect of this Note or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (a) any claim that such party is not personally subject to the jurisdiction of the courts as described in this Section 18 for any reason, (b) that such party or such party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (x) the Action or cause thereof in any such court is brought against such party in an inconvenient forum, (y) the venue of such Action or cause thereof against such party is improper; or (z) this Note, or the subject matter hereof, may not be enforced against such party in or by such courts. Each party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth on their signature pages hereto shall be effective service of process for any such Action, demand, or cause thereof.

19. Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS NOTE OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS NOTE OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH OF THE PARTIES HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS NOTE WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS NOTE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 19.

[Signature page follows]

IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has caused this Note to be duly executed by the undersigned as of the day and year first above written.

HUNCH TECHNOLOGIES LIMITED

By:
Name: Amit Dutta
Title: Director

Agreed and Acknowledged:

ANTARA CAPITAL MASTER FUND LP acting by

ANTARA CAPITAL FUND GP LLC

By:
Name:	Himanshu Gulati
Title:	Managing Member

SCHEDULE I

Hunch Technologies Limited

Convertible Promissory Note Term Sheet

Summary of Terms and Conditions

This term sheet (the “Term Sheet”), dated as of January 17, 2024, outlines certain indicative terms and conditions of a Promissory Note purchase.

This term sheet is for discussion purposes only and is not (and shall not be construed as) an offer or acceptance with respect to any potential transaction. This Term Sheet does not purport to summarize all conditions, representations, warranties and other provisions with respect to the transactions referred to herein. Any final agreement, if reached between the parties, is subject to, among other things, full prior approval of the investment committees of the prospective investors, satisfactory business, technical, legal and financial due diligence and satisfactory legal documentation. The information contained herein is made available on a confidential basis and may not be provided to any third party without the prior written consent of the prospective investors.

Issuer:	Hunch Technologies Limited, a private limited company incorporated in Ireland with registered number 607449 (to be re-registered as a public company limited by shares).

IndiaCo:	Aeroflow Urban Air Mobility Private Limited, a private limited company incorporated under the laws of India (“IndiaCo”).

Purchaser:	Antara Capital Master Fund LP, a Cayman Islands exempted limited partnership.

Investment:	An aggregate of USD$1.0 million will be contributed to the Issuer within the first twenty-four (24) hours of the announcement and execution of definitive agreements relating to the Business Combination (the “BCA Announcement”), through a promissory note, an additional USD$1.0 million will be contributed to the issuer through a promissory note on the day one (1) month following the BCA Announcement and an additional USD$1.0 million will be contributed to the Issuer through a promissory note two (2) months following the BCA Announcement (each, a “Promissory Note” and collectively, the “Promissory Notes”), with each Promissory Note convertible into 100,000 of newly issued convertible preferred equity shares (the “Preferred Equity”), at the closing of the proposed business combination (the “Business Combination”) between Direct Selling Acquisition Corp. (the “SPAC”) and IndiaCo, and subject to the terms and conditions set forth herein. If the Business Combination does not close, then the Promissory Notes are immediately due and payable by the Issuer, plus any interest accrued and unpaid.

Dividend Rate:	Dividends on the Preferred Equity (“Preferred Dividends”) shall accumulate daily (prior to any conversion into Common Shares) from closing on a cumulative basis and shall be payable quarterly in cash in arrears, in an amount equal to 10.00% per annum. Notwithstanding the foregoing, Issuer may make distributions on the Preferred Equity by delivery of additional Preferred Equity in lieu of cash distributions as provided above (such distributions, “PIK Distributions”) and the par value per additional Preferred Equity shall be discharged by the Issuer or an affiliate of the Issuer that is permitted to do so under, or otherwise in accordance with, Irish law and other applicable laws.

The Preferred Equity will participate, on an as-converted basis, in any dividends paid to the holders of the Issuer’s ordinary shares (“Common Shares”) (whether in the form of cash, stock, property, debt or other assets, including any spin-off or similar transaction).

Optional Conversion:	The Preferred Equity shall be convertible into Common Shares, at any time, at the option of the holder of such Preferred Equity, at a fixed conversion price of $12.00 per share (“Conversion Price”). In connection with any optional conversion of Preferred Equity, the Conversion Price shall be adjusted for accrued but unpaid dividends to the conversion date.

Conversion at Option of Issuer:	Beginning on the third anniversary of the Closing Date, the Issuer will have the option to require all (but not less than all) outstanding issued shares of Preferred Equity to automatically convert (unless previously converted at the option of the holder of such Preferred Equity) into a number of Common Shares at the Conversion Price if the volume weighted average price of the Common Shares exceeds 150% of the Conversion Price for any twenty (20) trading days during a thirty (30) trading day period. Any conversion by the Issuer prior to the 3rd anniversary of the Closing Date shall otherwise comply with this provision and include all unpaid Preferred Dividends that would have accrued up to and including the 3rd anniversary of the Closing Date.

Issuance Limits:	Without restricting the Issuer’s ability to satisfy dividend payment obligations through PIK Distributions or other issuances in lieu of cash, in the Issuer’s discretion, none of the terms or rights of the Preferred Equity shall cause the Issuer to be required to issue or re-designate (upon conversion or otherwise) such number of shares as would exceed 19.99% of total outstanding shares or voting power of the Issuer, and provided further, that all issuances hereunder shall be subject to volume restrictions and applicable Nasdaq listing requirements.

Closing Date:	USD$1.0 million Bridge Investment will be contributed to the Issuer through a $1.0 million Promissory Note within twenty-four (24) hours of the BCA Announcement, an additional USD$1.0 million will be contributed to the issuer through a Promissory Note on the day one (1) month following the BCA Announcement and an additional USD$1.0 million will be contributed to the Issuer through a Promissory Note two (2) months following the BCA Announcement (with Purchaser to receive shares of Preferred Equity equivalent to the amount of the Bridge Investment upon consummation of the Business Combination) and shall contain market terms addressing a failure of the Business Combination to close other than due to a breach of Purchaser or the failure of Purchaser to satisfy a closing condition.

Required Redemption:	TBD in a manner that complies with SEC’s recent position relative to put features.

Liquidation Preference:	“Liquidation Preference” means the Investment plus all accrued and unpaid dividends.

In the event of a liquidation or winding up prior to the 3rd anniversary of the Closing Date, the holders of the Preferred Equity will be entitled to receive the greater of the proceeds from liquidity event (as per their shareholding in the Issuer on an as-converted basis ) and the Liquidation Preference, with the Liquidation Preference being deemed to include all unpaid dividends that would have accrued up to and including the 3rd anniversary of the Closing Date.

Conversion Upon
Change of Control:	Upon a change of control (prior to the third anniversary of the Closing Date), Preferred Equity shall convert to Common Shares.

Voting Rights:	The Preferred Equity will confer on the holders thereof the right to receive notice of, attend and vote at general meetings of the Issuer. The Preferred Equity will vote with the Common Shares as a single class on an as-converted basis (giving effect to any accrued but unpaid dividends) on all matters submitted to a vote of the holders of Common Shares. The Preferred Equity will be entitled to vote on certain matters as required by law as a separate class and the affirmative vote of a majority of the outstanding Preferred Equity will be required to approve such matters.

Ranking:	The Preferred Equity will rank senior to all common shares and any other existing or future class or series of equity securities of Issuer at the closing of and following the Business Combination with respect to distribution and liquidation rights.

Conditions Precedent to Closing:	The Investment is subject to the satisfaction of customary conditions for investments of this nature, including, but not limited to the following conditions precedent:

(a) the conditions to the closing of the Business Combination being satisfied or waived;

(b) Purchaser completing to its satisfaction such bring-down due diligence regarding the Issuer as is customary for an investment of this nature;

(c) compliance with all laws in relation to the closing of this investment;

(d) execution and delivery of mutually agreed definitive documentation; and

(e) receipt of satisfactory customary closing deliverables.

Transfer Restrictions:	The Preferred Equity (and underlying Common Shares) shall be freely transferrable, subject to a mutually agreed disqualified transferee list and applicable securities laws.

DTC:	One year after closing of the Business Combination, at the request of the Purchaser, Issuer will cause the Preferred Equity to be eligible for settlement through the facilities of DTC, and also will cooperate with the holders of the Preferred Equity to cause the removal of all restrictive legends being properly solder under an effective registration statement or pursuant to Rule 144 under the Securities Act of 1933, as amended, within two business days of a holder’s request and cause its legal counsel to deliver the necessary legal opinions, if any, to Issuer’s transfer agent in connection with the instruction to remove the restrictive legends upon the receipt of such supporting documentation.

Other Terms:	The definitive documentation shall include other terms and provisions customary to an investment of this nature, including, without limitation, customary and appropriate (i) representations and warranties, (ii) covenants, (iii) limited indemnification provisions and (iv) equity considerations, in each case, on terms and conditions to be agreed.

Expenses:	Each party shall be responsible for its own expenses.

SCHEDULE A

INITIAL CLOSING DATE SCHEDULE OF HOLDER

Holder	Principal Amount / Purchase Price
Antara Capital Master Fund LP	$1,000,000
Total	$1,000,000

SCHEDULE B

FIRST INSTALLMENT CLOSING SCHEDULE OF HOLDER

Holder	Principal Amount / Purchase Price
Antara Capital Master Fund LP	$1,000,000
Total	$1,000,000

SCHEDULE C

SECOND INSTALLMENT CLOSING OF HOLDER

Holder	Principal Amount / Purchase Price
Antara Capital Master Fund LP	$1,000,000
Total	$1,000,000

Exhibit 10.2

SUBSCRIPTION AGREEMENT

Direct Selling Acquisition Corp.

5800 Democracy Drive

Plano, Texas 75024

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page hereto, by and between Direct Selling Acquisition Corp. (“SPAC”), a Delaware corporation, and the undersigned investor (the “Investor”), in connection with the Business Combination Agreement, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among SPAC, Aeroflow Urban Air Mobility Private Limited, a private limited company incorporated under the laws of India and a direct wholly owned subsidiary of PubCo, Hunch Technologies Limited, a private limited company incorporated in Ireland with registered number 607449 (“PubCo”), FlyBlade (India) Private Limited, a private limited company incorporated under the laws of India, and HTL Merger Sub LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of PubCo (“Merger Sub”), pursuant to which, among other things, on the Closing Date (as defined below), Merger Sub shall merge with and into SPAC (the “Merger”), with SPAC surviving the Merger as the surviving company in the Merger and a wholly owned subsidiary of PubCo (the transactions contemplated by the Business Combination Agreement, including the Merger, the “Transactions”). In connection with the Transactions, SPAC is seeking commitments from interested investors to purchase, immediately prior to the closing of the Merger, shares of SPAC’s preferred stock, par value $0.0001 per share (the “Shares”), in a private placement for a purchase price of $10.00 per share. The Shares will be issued pursuant to a certificate of designation, with identical terms and conditions as the PubCo Preferred Shares (as defined below), and as set forth in Exhibit A. On the Closing Date and pursuant to the Merger, each Share will be converted into the right to receive one convertible preferred share of PubCo (the “PubCo Preferred Shares”), which are convertible into PubCo’s ordinary shares, par value $0.0001 per share (the “Converted PubCo Ordinary Shares”). The aggregate purchase price to be paid by the Investor for the Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”

In addition, as of the date of this Subscription Agreement, the Investor and Antara Capital Total Return SPAC Master Fund LP, an affiliate of the Investor, collectively hold 955,100 shares of SPAC’s Class A Common Stock (the “Retained Shares”).

Concurrently with the execution of the Business Combination Agreement and this Subscription Agreement, Quick Response Services Provider LLP (“Hunch”) is entering into a subscription agreement with PubCo (the “Hunch Subscription Agreement”), pursuant to which, among other things, Hunch is agreeing to subscribe for PubCo Preferred Shares in a private placement for a purchase price of $10.00 per share, for an aggregate investment amount of $3,000,000 (the “Hunch PIPE Investment”), on the terms and subject to the conditions set forth in the Hunch Subscription Agreement. The Shares issued pursuant to this Subscription Agreement will be issued concurrently with the issuance of PubCo Preferred Shares pursuant to the Hunch Subscription Agreement.

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and SPAC acknowledges and agrees as follows:

1. Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from SPAC, and SPAC agrees to issue and sell to the Investor, the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein. The Investor acknowledges and agrees that SPAC reserves the right to accept or reject the Investor’s subscription for the Shares for any reason or for no reason, in whole or in part, at any time prior to its acceptance, and the same shall be deemed to be accepted by SPAC only when this Subscription Agreement is signed by a duly authorized person by or on behalf of SPAC; SPAC may do so in counterpart form.

2. Closing. The closing of the sale of the Shares contemplated hereby (the “Closing”) will occur on the date of, and immediately prior to, the consummation of the Merger. Upon delivery of written notice from (or on behalf of) SPAC to the Investor (the “Closing Notice”), that SPAC reasonably expects all conditions to the closing of the Transactions to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to SPAC, three (3) business days prior to the closing date specified in the Closing Notice (the “Closing Date”), (i) the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by SPAC in the Closing Notice and (ii) any other information that is reasonably requested in the Closing Notice in order for the Shares to be issued to the Investor, including, without limitation, the legal name of the person in whose name such Shares are to be issued and a duly executed Internal Revenue Service Form W-9 or W-8, as applicable. On the Closing Date, a number of Shares shall be issued to the Investor set forth on the signature page to this Subscription Agreement and subsequently such

Shares shall be registered in book entry form in the name of the Investor on SPAC’s share register; provided, however, that the obligation to issue the Shares to the Investor is contingent upon SPAC having received the Subscription Amount in full in accordance with this Section 2. If the Closing does not occur within ten (10) business days following the Closing Date specified in the Closing Notice, SPAC shall promptly (but not later than three (3) business days thereafter) return the Subscription Amount in full to the Investor; provided that, unless this Subscription Agreement has been terminated pursuant to Section 7 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its obligation to purchase the Shares at the Closing upon the delivery by SPAC of a subsequent Closing Notice in accordance with this Section 2. If the closing of the Merger does not occur within ten (10) business days following the Closing, Investor shall forfeit the Shares to the SPAC, and SPAC shall promptly (but not later than three (3) business days thereafter) return the Subscription Amount in full to the Investor; provided that, unless this Subscription Agreement has been terminated pursuant to Section 7 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its, his or her obligation to purchase the Shares at a subsequent Closing upon the delivery by SPAC of a subsequent Closing Notice in accordance with this Section 2. For purposes of this Subscription Agreement, “business day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

3. Closing Conditions.

a. The obligation of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the satisfaction or valid waiver by SPAC, on the one hand, or the Investor on the other hand, of the following conditions:

(i) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and

(ii) (A) all conditions precedent to the closing of the Transactions contained in the Business Combination Agreement shall have been satisfied (as determined by the parties to the Business Combination Agreement and other than those conditions under the Business Combination Agreement which, by their nature, are to be fulfilled at the closing of the Transactions, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Shares pursuant to this Subscription Agreement) or waived according to the terms of the Business Combination Agreement and (B) the closing of the Transactions shall be scheduled to occur immediately following and on the same date as the Closing.

b. The obligation of SPAC to consummate the issuance and sale of the Shares pursuant to this Subscription Agreement shall be subject to the satisfaction of the following conditions (which may be waived by SPAC):

(i) all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects at and as of the Closing (except for representations and warranties qualified by materiality, which shall be true and correct in all respects and those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects (or, if qualified by materiality, in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement as of the Closing; and

(ii) all obligations, covenants and agreements of the Investor required to be performed by it at or prior to the Closing under this Subscription Agreement shall have been performed in all material respects.

c. The obligation of the Investor to consummate the purchase of the Shares pursuant to this Subscription Agreement shall be subject to the satisfaction of the following conditions (which may be waived by the Investor):

(i) the consummation of the Hunch PIPE Investment, including, without limitation, the receipt of the proceeds of the Hunch PIPE Investment by PubCo;

(ii) the consummation of additional investments in an aggregate investment amount of $12,000,000 (“Minimum Additional Investment”), for Shares, shares of SPAC’s Class A common stock, par value of $0.0001 per share (the “DSAQ Class A Shares”), PubCo Preferred Shares or PubCo’s ordinary shares, par value of $0.0001 per share, issued to investors (the “Additional Investors”), on terms and conditions that are not materially more advantageous to any such Additional Investors than Investor hereunder, unless such terms and conditions are consented to by Investor. For avoidance of doubt, the Minimum Additional Investment shall not include any investments pursuant to this Subscription Agreement, the acquisition of the Retained Shares or the Hunch PIPE Investment;

(iii) all representations and warranties of SPAC contained in this Subscription Agreement shall be true and correct in all material respects at and as of the Closing (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects and those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects (or, if qualified by materiality, in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by SPAC of each of the representations and warranties of SPAC contained in this Subscription Agreement as of the Closing; and

(iv) all obligations, covenants and agreements of SPAC required by this Subscription Agreement to be performed by it at or prior to the Closing shall have been performed in all material respects.

4. Further Assurances. At or prior to the Closing, the parties hereto shall execute and deliver, or cause to be executed and delivered, such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5. SPAC Representations and Warranties. SPAC represents and warrants to the Investor that (provided that no representation or warranty by SPAC shall apply to any statement or information in the SEC Reports (as defined below) that relates to topics referenced in the Statement (as defined below) or any other accounting matters with respect to SPAC’s securities or expenses or other initial public offering related matters, nor shall any correction, amendment or restatement of SPAC’s filings or financial statements arising from or relating to the Statement or any other accounting matters, nor any other effects that relate to or arise out of, or are in connection with or in response to, any of the foregoing or any changes in accounting or disclosure related thereto, be deemed to be material for purposes of this Subscription Agreement or be deemed to be a breach of any representation or warranty by SPAC or a Material Adverse Effect (as defined below)):

a. As of the date hereof, SPAC is a company duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware and will remain as such through the Closing Date. SPAC has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

b. As of the Closing, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under SPAC’s amended and restated certificate of incorporation (as it may be further amended through the Closing).

c. This Subscription Agreement has been duly authorized, executed and delivered by SPAC and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against SPAC in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d. The issuance and sale of the Shares and the compliance by SPAC with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC is a party or by which SPAC is bound or to which any of the property or assets of SPAC is subject that would reasonably be expected to materially affect the validity of the Shares or the legal authority of SPAC to timely comply in all material respects with the terms of this Subscription Agreement or have a material adverse effect on the business, financial condition or results of operations of SPAC (a “Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of SPAC; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over SPAC or any of its properties that would reasonably be expected to have a Material Adverse Effect.

e. As of their respective dates, all reports (the “SEC Reports”), required to be filed by SPAC with the U.S. Securities and Exchange Commission (the “SEC”), complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, or, if amended, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Investor acknowledges that (i) the Staff of the SEC issued the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies on April 12, 2021 (together with any subsequent guidance, statements or interpretations issued by the SEC or the Staff relating thereto or to other accounting matters related to SPAC’s securities or expenses or other initial public offering related matters, the “Statement”), (ii) SPAC continues to review the Statement and its implications, including on the financial statements and other information included in the SEC Reports and (iii) any restatement, revision or other modification of the SEC Reports, including, without limitation, any changes to historical accounting policies of SPAC in connection with any order, directive, guideline, comment or recommendation from the SEC that is applicable to SPAC, including, without limitation, arising from or relating to SPAC’s review of the Statement, shall be deemed not material for purposes of this Subscription Agreement.

f. Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Shares by SPAC to the Investor hereunder. The Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

g. Neither the SPAC nor any person acting on its behalf has, directly or indirectly, engaged or will engage prior to the Closing in any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) in connection with any offer or sale of the Shares, and the Shares are not being offering in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

6. Investor Representations and Warranties. The Investor represents and warrants to SPAC that:

a. The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) of Regulation D under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A hereto, (ii) is acquiring the Shares only for its own account and not for the account of others and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or any securities laws of the United States or any other jurisdiction. The Investor has completed Schedule A following the signature page hereto and the information contained therein is accurate and complete. The Investor is not an entity formed for the specific purpose of acquiring the Shares, unless such newly formed entity is an entity in which all of the investors are institutional accredited investors. The Investor further acknowledges that it is aware that the sale to it is being made in reliance on a private placement exempt from registration under the Securities Act and is acquiring the Shares for its, his or her own account.

b. The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the offer and sale of the Shares have not been registered under the Securities Act or any other applicable securities laws. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except in compliance with any exemption therefrom and that any book entries representing the Shares shall contain a restrictive legend to such effect, which legend shall be subject to removal as set forth herein, subject to applicable law. The Investor acknowledges and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the date that PubCo files a Form 20-F following the Closing that includes the “Form 10” information required under applicable SEC rules and regulations. The Investor acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.

c. The Investor’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

d. The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to SPAC, the Transactions and the business of PubCo and its direct and indirect subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that it has reviewed the SEC Reports and other information as the Investor has deemed necessary to make an investment decision with respect to the Shares. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, including from PubCo directly, receive such answers and obtain such information as the Investor and its professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares, including but not limited to access to marketing materials and a virtual data room containing information about PubCo and its financial condition, results of operations, business, properties, management and prospects sufficient, in the Investor’s judgment, to enable the Investor to evaluate its investment. The Investor acknowledges that certain information provided by PubCo was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The Investor further acknowledges that it has reviewed or had the full opportunity to review all disclosure documents provided to such Investor in the offering of the Shares and no statement or printed material which is contrary to such disclosure documents has been made or given to the Investor by or on behalf of the SPAC or PubCo. Except for the representations, warranties and agreements of SPAC expressly set forth in this Subscription Agreement, the Investor is relying exclusively on its, his or her own sources of information, investment analysis and due diligence (including professional advice it deemed appropriate) with respect to the Transactions, the transactions contemplated hereby, the Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of SPAC and PubCo, including but not limited to all business, legal, regulatory, accounting, credit and tax matters.

e. The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and SPAC, PubCo or a representative of SPAC or PubCo, and the Shares were offered to the Investor solely by direct contact between the Investor and SPAC, PubCo or a representative of SPAC or PubCo. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means and none of the SPAC, PubCo, their respective representatives or any person acting on behalf of any of them acted as investment advisor, broker or dealer to the Investor. The Investor acknowledges that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, SPAC, PubCo, any of their respective affiliates or any control persons, direct or indirect equity holders, officers, managers, directors, employees, consultants, partners, agents or representatives of any of the foregoing), other than the representations and warranties of SPAC contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in SPAC.

f. The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including but not limited to those set forth in the SEC Reports. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision and the Investor has made its own assessment and has satisfied itself concerning relevant tax and other economic considerations relative to its purchase of the Shares. The Investor is able to sustain a complete loss on its investment in the Shares, has no need for liquidity with respect to its investment in the Shares and has no reason to anticipate any change in circumstances, financial or otherwise, which may cause or require any sale or distribution of all or any part of the Shares.

g. Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in SPAC. The Investor has determined based on its, his or her own independent review and such professional advice as the Investor deemed appropriate that its, his or her purchase of the Shares and participation in the Transactions are fully consistent with its, his or her financial needs, objectives and condition and is a suitable investment for the Investor, notwithstanding the risks inherent in investing in or holding the subscribed Shares. The Investor acknowledges specifically that a possibility of total loss exists.

h. In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor.

i. The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

j. The Investor has been duly formed or incorporated, is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, and has full power, right and legal capacity to execute and deliver this Subscription Agreement and to perform its obligations hereunder.

k. The execution, delivery and performance by the Investor of this Subscription Agreement and the transactions contemplated herein are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and, assuming that this Subscription Agreement constitutes the valid and binding obligation of SPAC, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

l. The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) (collectively, “OFAC Lists”), (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on the OFAC Lists; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and any other Covered Region of Ukraine identified pursuant to Executive Order 14065, and non-government controlled areas of the Kherson and Zaporizhzhia region of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. Investor represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. The Investor also represents that, to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC Lists. The Investor further represents and warrants that, to the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

m. The Investor has or has commitments to have and, when required to deliver payment to SPAC pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

n. As of the date hereof, the Investor does not have, and during the thirty (30) day period immediately prior to the date hereof the Investor has not entered into, and the Investor will not enter into at any point prior to the earlier to occur of the Closing and the termination of this Subscription Agreement according to its terms, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of the SPAC.

o. As of the date hereof, the Investor is the beneficial owner of the Retained Shares, and owns the Retained Shares free from any lien or encumbrance.

p. To the knowledge of the Investor, no prior approval is required to be procured from the relevant government authority pursuant to Press Note 3 of 2020 dated 17 April 2020 issued by the Department for Promotion of Industry and Internal Trade read with Rule 6(a) of the Foreign Exchange Management (Non-debt Instruments) Rules 2019 issued by the Government of India in order for the Investor to consummate the Transactions.

7. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, or (c) 30 days after the Termination Date (as defined in the Business Combination Agreement as in effect on the date hereof), if the Closing has not occurred by such date (provided, that the right to terminate this Subscription Agreement pursuant to this clause (c) shall not be available to the Investor if the Investor’s breach of any of its covenants or obligations under this Subscription Agreement shall have proximately caused the failure of the consummation of the Transactions on or before the Termination Date) (the termination events described in clauses (a)–(c) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach; and provided further, that no termination pursuant to clause (b) above shall be effective without the written consent of PubCo. SPAC shall notify the Investor in writing of the termination of the Business Combination Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to SPAC in connection herewith shall promptly (and in any event within three (3) business day) following the Termination Event be returned to the Investor.

8. Trust Account Waiver. The Investor acknowledges that SPAC is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving SPAC and one or more businesses or assets. The Investor further acknowledges that, as described in the SPAC’s prospectus relating to its initial public offering dated September 23, 2021 (the “Prospectus”), substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of SPAC, its public stockholders and the underwriters of SPAC’s initial public offering. The cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of SPAC entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor, on behalf of itself and its representatives hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account (or distributions therefrom to SPAC’s public stockholders or to the underwriters of SPAC’s initial public offering in respect of their deferred underwriting commissions held in the Trust Account), and agrees not to seek recourse against the Trust Account; provided, however, that nothing in this Section 8 shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of DSAQ Class A Shares currently outstanding on the date hereof, pursuant to a validly exercised redemption right with respect to any such shares, except to the extent that the Investor has otherwise agreed with SPAC to not exercise such redemption right.

9. Miscellaneous.

a. Neither this Subscription Agreement nor any rights that may accrue to the parties hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned without the prior written consent of SPAC; provided that this Subscription Agreement and any of the Investor’s rights and obligations hereunder may be assigned to any of its affiliates without the prior consent of SPAC; provided further that prior to such assignment any such assignee shall agree in writing to be bound by the terms hereof. No assignment pursuant to this Section 9(a) shall relieve the Investor of its obligations hereunder unless otherwise agreed to in writing by the SPAC.

b. SPAC may request from the Investor such additional information as SPAC may deem necessary to register the resale of the Shares and evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall promptly provide such information as may reasonably be requested to the extent readily available. The Investor acknowledges that SPAC and/or PubCo may file a copy of this Subscription Agreement (or a form of this Subscription Agreement) with the SEC as an exhibit to a periodic report or a registration statement of SPAC or PubCo.

c. The Investor acknowledges that SPAC, PubCo and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement, including Schedule A hereto, and PubCo is an express intended third-party beneficiary thereof. Prior to the Closing, the Investor agrees to promptly notify SPAC and PubCo in writing (including, for the avoidance of doubt, by email) if any of the acknowledgments, understandings, agreements, representations and warranties made by the Investor as set forth in Section 6 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Investor shall notify SPAC if they are no longer accurate in any respect). The Investor acknowledges and agrees that each purchase by the Investor of Shares from SPAC will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the time of such purchase.

d. SPAC and PubCo are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 9(d) shall not give PubCo any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall PubCo be entitled to rely on any of the representations and warranties of SPAC set forth in this Subscription Agreement.

e. This Subscription Agreement may not be amended, modified, waived or terminated (other than pursuant to the terms of Section 7 above) except by an instrument in writing, signed by each of the parties hereto. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties and third-party beneficiaries hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

f. This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties hereto, with respect to the subject matter hereof. Except as set forth in Section 9(c), Section 9(d) this Section 9(f) and Section 10 with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

g. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

h. If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

i. This Subscription Agreement may be executed and delivered in one (1) or more counterparts (including by electronic means, such as facsimile, in .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

j. At any time, the SPAC may (a) extend the time for the performance of any obligation or other act of the Investor, (b) waive any inaccuracy in the representations and warranties of the Investor contained herein or in any document delivered by the Investor pursuant hereto and (c) waive compliance with any agreement of the Investor or any condition to its own obligations contained herein. At any time, the Investor may (a) extend the time for the performance of any obligation or other act of the SPAC, (b) waive any inaccuracy in the representations and warranties of the SPAC contained herein or in any document delivered by the SPAC pursuant hereto and (c) waive compliance with any agreement of the SPAC or any condition to its own obligations contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

k. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

l. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any governmental entity related hereto), including matters of validity, construction, effect, performance and remedies.

m. Each party hereto hereby, and any person asserting rights as a third party beneficiary may do so only if it, irrevocably agrees that any action, suit or proceeding between or among the parties hereto, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Subscription Agreement or any related document or any of the transactions contemplated hereby or thereby (“Legal Dispute”) shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it, he or she may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 9(m) is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto and any person asserting rights as a third party beneficiary may do so only if it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 9(m) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws. EACH OF THE PARTIES HERETO AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF IT IRREVOCABLY AND UNCONDITIONALLY WAIVES

ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

n. SPAC agrees that Investor will be entitled to customary registration rights with respect to the Converted PubCo Ordinary Shares, and that such shares will be included as “registrable securities” in a registration rights agreement to be entered into among Investor, PubCo and certain other parties in connection with the closing of the Transactions.

o. The Investor agrees that, in connection with any vote to approve the Transactions or any vote to approve an extension of SPAC’s business combination deadline, it shall not exercise any right to redeem the Retained Shares and, the Investor also agrees that it shall not sell or transfer any Retained Shares prior to the consummation of the Transactions. Notwithstanding the foregoing, this Section 9(o) shall not prohibit the Investor’s transfer of Retained Shares to an affiliate, and the Investor shall obtain from such affiliate a written agreement that such affiliate will similarly not exercise any such redemption right.

p. Any notice or communication required or permitted hereunder to be given to the Investor shall be in writing and either delivered personally, emailed, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i)	if to the Investor, to such address or addresses set forth on the signature page hereto;

(ii)	if to SPAC, to:

Direct Selling Acquisition Corp.

5800 Democracy Drive

Plano, Texas 75024

Attn: Ryan Bright

Email: jrb@directsellingcapital.com

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attn: Christian Nagler, P.C., Peter Seligson, P.C.

Email: christian.nagler@kirkland.com,

peter.seligson@kirkland.com

10. Non-Reliance and Exculpation. The Investor acknowledges that it, he or she is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation, other than the statements, representations and warranties of SPAC expressly contained in Section 5 of this Subscription Agreement, in making its, his or her investment or decision to invest in SPAC. The Investor acknowledges and agrees that none of any other party to the Business Combination Agreement or any Non-Party Affiliate, shall have any liability to the Investor pursuant to, arising out of or relating to this Subscription Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract, under federal or state securities laws or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by SPAC, PubCo or any Non-Party Affiliate concerning SPAC, PubCo or any of their controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of SPAC, PubCo, or any of SPAC’s or PubCo’s controlled affiliates or any family member of the foregoing.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor: Antara Capital Master Fund LP acting by Antara Capital Fund GP LLC		State/Country of Formation or Domicile: Cayman Islands

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member

Name in which Shares are to be registered (if different):		Date: January 17, 2024

Investor’s EIN (if applicable / US Only):

Business Address-Street: 55 Hudson Yard, 47th Floor, Suite C.		Mailing Address-Street (if different):

City, State, Zip: New York, NY, 10001		City, State, Zip:

Attn: Raph Posner		Attn:

Telephone No.: [***]		Telephone No.:
Facsimile No.:		Facsimile No.:

Email: [***]

Number of Shares subscribed for: 700,000

Aggregate Subscription Amount: $7,000,000		Price Per Share: $10.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by SPAC in the Closing Notice. To the extent the offering is oversubscribed the number of Shares received and the Subscription Amount may be less than the maximum number of Shares subscribed for.

IN WITNESS WHEREOF, SPAC has accepted this Subscription Agreement as of the date set forth below.

Direct Selling Acquisition Corp.

By:	/s/ Dave Wentz
Name:	Dave Wentz
Title:	Chairman and Chief Executive Officer

Date: January 17, 2024

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

[***]

EXHIBIT A

Hunch Technologies Limited

Convertible Preferred Equity Term Sheet

Summary of Terms and Conditions

This term sheet (the “Term Sheet”), dated as of January 17, 2024, outlines certain indicative terms and conditions of a Preferred Equity purchase.

This term sheet is for discussion purposes only and is not (and shall not be construed as) an offer or acceptance with respect to any potential transaction. This Term Sheet does not purport to summarize all conditions, representations, warranties and other provisions with respect to the transactions referred to herein. Any final agreement, if reached between the parties, is subject to, among other things, full prior approval of the investment committees of the prospective investors, satisfactory business, technical, legal and financial due diligence and satisfactory legal documentation. The information contained herein is made available on a confidential basis and may not be provided to any third party without the prior written consent of the prospective investors.

Issuer:	Hunch Technologies Limited, a private limited company incorporated in Ireland with registered number 607449 (to be re-registered as a public company limited by shares).

IndiaCo:	Aeroflow Urban Air Mobility Private Limited, a private limited company incorporated under the laws of India (“IndiaCo”).

Purchaser:	Antara Capital Master Fund LP, a Cayman Islands exempted limited partnership.

Investment:	The Purchaser will subscribe for, and Direct Selling Acquisition Corp. (the “SPAC”), will allot and issue, an aggregate of USD$7.0 million of newly issued convertible preferred equity shares (the “DSAQ Preferred Equity”), prior to the closing of the proposed business combination (the “Business Combination”) between SPAC and IndiaCo, and subject to the terms and conditions set forth herein. On the closing date of the Business Combination, each share of DSAQ Preferred Equity will be converted into the right to receive one convertible preferred share of Issuer (the “Preferred Equity”).

Dividend Rate:	Dividends on the Preferred Equity (“Preferred Dividends”) shall accumulate daily (prior to any conversion into Common Shares) from closing on a cumulative basis and shall be payable quarterly in cash in arrears, in an amount equal to 10.00% per annum. Notwithstanding the foregoing, Issuer may make distributions on the Preferred Equity by delivery of additional Preferred Equity in lieu of cash distributions as provided above (such distributions, “PIK Distributions”) and the par value per additional Preferred Equity shall be discharged by the Issuer or an affiliate of the Issuer that is permitted to do so under, or otherwise in accordance with, Irish law and other applicable laws.

The Preferred Equity will participate, on an as-converted basis, in any dividends paid to the holders of the Issuer’s ordinary shares (“Common Shares”) (whether in the form of cash, stock, property, debt or other assets, including any spin-off or similar transaction).

Optional Conversion:	The Preferred Equity shall be convertible into Common Shares, at any time, at the option of the holder of such Preferred Equity, at a fixed conversion price of $12.00 per share (“Conversion Price”). In connection with any optional conversion of Preferred Equity, the Conversion Price shall be adjusted for accrued but unpaid dividends to the conversion date.

Conversion at Option of Issuer:	Beginning on the third anniversary of the Closing Date, the Issuer will have the option to require all (but not less than all) outstanding issued shares of Preferred Equity to automatically convert (unless previously converted at the option of the holder of such Preferred Equity) into a number of Common Shares at the Conversion Price if the volume weighted average price of the Common Shares exceeds 150% of the Conversion Price for any twenty (20) trading days during a thirty (30) trading day period. Any conversion by the Issuer prior to the 3rd anniversary of the Closing Date shall otherwise comply with this provision and include all unpaid Preferred Dividends that would have accrued up to and including the 3rd anniversary of the Closing Date.

Issuance Limits:	Without restricting the Issuer’s ability to satisfy dividend payment obligations through PIK Distributions or other issuances in lieu of cash, in the Issuer’s discretion, none of the terms or rights of the Preferred Equity shall cause the Issuer to be required to issue or re-designate (upon conversion or otherwise) such number of shares as would exceed 19.99% of total outstanding shares or voting power of the Issuer, and provided further, that all issuances hereunder shall be subject to volume restrictions and applicable Nasdaq listing requirements.

Closing Date:	Immediately prior to the closing of the Business Combination.

Required Redemption:	TBD in a manner that complies with SEC’s recent position relative to put features.

Liquidation Preference:	“Liquidation Preference” means the Investment plus all accrued and unpaid dividends.

In the event of a liquidation or winding up prior to the 3rd anniversary of the Closing Date, the holders of the Preferred Equity will be entitled to receive the greater of the proceeds from liquidity event (as per their shareholding in the Issuer on an as-converted basis ) and the Liquidation Preference, with the Liquidation Preference being deemed to include all unpaid dividends that would have accrued up to and including the 3rd anniversary of the Closing Date.

Conversion Upon Change of Control:	Upon a change of control (prior to the third anniversary of the Closing Date), Preferred Equity shall convert to Common Shares.

Voting Rights:	The Preferred Equity will confer on the holders thereof the right to receive notice of, attend and vote at general meetings of the Issuer. The Preferred Equity will vote with the Common Shares as a single class on an as-converted basis (giving effect to any accrued but unpaid dividends) on all matters submitted to a vote of the holders of Common Shares. The Preferred Equity will be entitled to vote on certain matters as required by law as a separate class and the affirmative vote of a majority of the outstanding Preferred Equity will be required to approve such matters.

Ranking:	The Preferred Equity will rank senior to all Common Shares and any other existing or future class or series of equity securities of Issuer at the closing of and following the Business Combination with respect to distribution and liquidation rights.

Transfer Restrictions:	The Preferred Equity (and underlying Common Shares) shall be freely transferrable, subject to a mutually agreed disqualified transferee list and applicable securities laws.

DTC:

One year after closing of the Business Combination, at the request of the Purchaser, Issuer will cause the Preferred Equity to be eligible for settlement through the facilities of DTC, and also will cooperate with the holders of the Preferred Equity to cause the removal of all restrictive legends being properly solder under an effective registration statement or pursuant to Rule 144 under the Securities Act of 1933, as amended, within two business days of a holder’s request and cause its legal counsel to deliver the necessary legal opinions, if any, to Issuer’s transfer agent in connection with the instruction to remove the restrictive legends upon the receipt of such supporting documentation.

Other Terms:	The definitive documentation shall include other terms and provisions customary to an investment of this nature, including, without limitation, customary and appropriate (i) representations and warranties, (ii) covenants, (iii) limited indemnification provisions and (iv) equity considerations, in each case, on terms and conditions to be agreed.

Expenses:	Each party shall be responsible for its own expenses.

Exhibit 10.3

SUBSCRIPTION AGREEMENT

Hunch Technologies Limited

5th Floor, The Circle, Millenium City Centre,

Gurugram Sec 29, Haryana 122002, India

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page hereto, by and between Hunch Technologies Limited, a private limited company incorporated in Ireland with registered number 607449 (“PubCo”), and the undersigned investor (the “Investor”), in connection with the Business Combination Agreement, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Direct Selling Acquisition Corp., a Delaware corporation (“SPAC”), Aeroflow Urban Air Mobility Private Limited, a private limited company incorporated under the laws of India and a direct wholly owned subsidiary of PubCo, PubCo, FlyBlade (India) Private Limited, a private limited company incorporated under the laws of India, and HTL Merger Sub LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of PubCo (“Merger Sub”), pursuant to which, among other things, on the Closing Date (as defined below), Merger Sub shall merge with and into SPAC (the “Merger”), with SPAC surviving the Merger as the surviving company in the Merger and a wholly owned subsidiary of PubCo (the transactions contemplated by the Business Combination Agreement, including the Merger, the “Transactions”). In connection with the Transactions, PubCo is seeking commitments from interested investors to purchase, immediately prior to the closing of the Merger, preferred shares of PubCo (the “Shares”), which class of Shares will be created by PubCo subsequent to its re-registration as a public limited company under Irish law and the adoption of a revised memorandum and articles of association in accordance with the terms of the Business Combination Agreement (the “Re-Registration”) and which Shares shall be convertible into PubCo’s ordinary shares, par value $0.0001 per share (the “Converted PubCo Ordinary Shares”), in a private placement for a purchase price of $10.00 per share. The Shares will be issued pursuant to the memorandum and articles of association that will be adopted by PubCo in accordance with the terms of the Business Combination Agreement, with identical terms and conditions as the SPAC Preferred Shares (as defined below), and as set forth in Exhibit A. The aggregate purchase price to be paid by the Investor for the Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”

Concurrently with the execution of the Business Combination Agreement and this Subscription Agreement, Antara Capital Master Fund LP (“Antara”) is entering into a subscription agreement with SPAC (the “Antara Subscription Agreement”), pursuant to which, among other things, Antara is agreeing to subscribe for SPAC’s preferred stock, par value $0.0001 per share (“SPAC Preferred Shares”), in a private placement for a purchase price of $10.00 per share, for an aggregate investment amount of $7,000,000 (the “Antara PIPE Investment”), on the terms and subject to the conditions set forth in the Antara Subscription Agreement. The Shares issued pursuant to this Subscription Agreement will be issued concurrently with the issuance of SPAC Preferred Shares pursuant to the Antara Subscription Agreement.

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and PubCo acknowledges and agrees as follows:

1. Subscription. The Investor hereby irrevocably subscribes for and agrees to subscribe for, and PubCo agrees to issue and allot to the Investor, the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein and subsequent to the completion of the Re-Registration. The Investor acknowledges and agrees that PubCo reserves the right to accept or reject the Investor’s subscription for the Shares for any reason or for no reason, in whole or in part, at any time prior to its acceptance, and the same shall be deemed to be accepted by PubCo only when this Subscription Agreement is signed by a duly authorized person by or on behalf of PubCo; PubCo may do so in counterpart form.

2. Closing. The closing of the subscription for and allotment of Shares contemplated hereby (the “Closing”) will occur on the date of, and immediately prior to, the consummation of the Merger. Upon delivery of written notice from (or on behalf of) PubCo to the Investor (the “Closing Notice”), that PubCo reasonably expects all conditions to the closing of the Transactions to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to PubCo, three (3) business days prior to the closing date specified in the Closing Notice (the “Closing Date”), (i) the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by PubCo in the Closing Notice and (ii) any other information that is reasonably requested in the Closing Notice in order for the Shares to be issued to the Investor, including, without limitation, the legal name of the person in whose name such Shares are to be issued, such information as may be required under Irish law in order to ensure that the Shares can be duly issued to the Investor and a duly executed Internal Revenue Service Form W-9 or W-8, as applicable. On the Closing Date, a number of Shares shall be issued to the Investor set forth on the signature page to this Subscription Agreement and subsequently such Shares shall be registered in book entry form in the name of the Investor on PubCo’s register of members; provided, however, that the obligation to issue the Shares to the Investor is contingent upon PubCo having received the Subscription Amount in full in accordance with this Section 2. If the Closing does not occur within ten (10) business days following the Closing Date specified in the Closing Notice, PubCo shall promptly (but not later than three (3) business days thereafter) return the Subscription Amount in full to the Investor; provided that, unless this Subscription Agreement has been terminated pursuant to Section 7 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its obligation to purchase the Shares at the Closing upon the delivery by PubCo of a subsequent Closing Notice in accordance with this Section 2. If the closing of the Merger does not occur within ten (10) business days following the Closing, Investor shall forfeit the Shares to the PubCo, and PubCo shall promptly (but not later than three (3) business days thereafter) return the Subscription Amount in full to the Investor; provided that, unless this Subscription Agreement has been terminated pursuant to Section 7 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its, his or her obligation to purchase the Shares at a subsequent Closing upon the delivery by PubCo of a subsequent Closing Notice in accordance with this Section 2. For purposes of this Subscription Agreement, “business day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

3. Closing Conditions.

a. The obligation of the parties hereto to consummate the subscription for and allotment of the Shares pursuant to this Subscription Agreement is subject to the satisfaction or valid waiver by PubCo, on the one hand, or the Investor on the other hand, of the following conditions:

(i) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and

(ii) (A) all conditions precedent to the closing of the Transactions contained in the Business Combination Agreement shall have been satisfied (as determined by the parties to the Business Combination Agreement and other than those conditions under the Business Combination Agreement which, by their nature, are to be fulfilled at the closing of the Transactions, including to the extent that any such condition is dependent upon the consummation of the subscription for and allotment of the Shares pursuant to this Subscription Agreement) or waived according to the terms of the Business Combination Agreement and (B) the closing of the Transactions shall be scheduled to occur immediately following and on the same date as the Closing.

b. The obligation of PubCo to consummate the allotment of the Shares pursuant to this Subscription Agreement shall be subject to the satisfaction of the following conditions (which may be waived by PubCo):

(i) all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects at and as of the Closing (except for representations and warranties qualified by materiality, which shall be true and correct in all respects and those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects (or, if qualified by materiality, in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement as of the Closing; and

(ii) all obligations, covenants and agreements of the Investor required to be performed by it at or prior to the Closing under this Subscription Agreement shall have been performed in all material respects.

c. The obligation of the Investor to consummate the purchase of the Shares pursuant to this Subscription Agreement shall be subject to the satisfaction of the conditions (which may be waived by the Investor):

(i) the consummation of the Antara PIPE Investment, including, without limitation, the receipt of the proceeds of the Antara PIPE Investment by SPAC;

(ii) all representations and warranties of PubCo contained in this Subscription Agreement shall be true and correct in all material respects at and as of the Closing (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects and those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects (or, if qualified by materiality, in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by PubCo of each of the representations and warranties of PubCo contained in this Subscription Agreement as of the Closing; and

(iii) all obligations, covenants and agreements of PubCo required by this Subscription Agreement to be performed by it at or prior to the Closing shall have been performed in all material respects.

4. Further Assurances. At or prior to the Closing, the parties hereto shall execute and deliver, or cause to be executed and delivered, such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5. PubCo Representations and Warranties. PubCo represents and warrants to the Investor that:

a. As of the date hereof, PubCo is a company duly incorporated, validly existing as a private company limited by shares under the laws of Ireland and will remain as such through the Closing Date, save that PubCo will prior the Closing Date re-register as a public limited company under the laws of Ireland in order to give effect to the terms of this Subscription Agreement. PubCo has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

b. As of the Closing, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the memorandum and articles of association to be adopted by PubCo pursuant to the Re-Registration (as it may be further amended through the Closing).

c. This Subscription Agreement has been duly authorized, executed and delivered by PubCo and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against PubCo in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d. The allotment of the Shares and the compliance by PubCo with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of PubCo pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which PubCo is a party or by which PubCo is bound or to which any of the property or assets of PubCo is subject that would reasonably be expected to materially affect the validity of the Shares or the legal authority of PubCo to timely comply in all material respects with the terms of this Subscription Agreement or have a material adverse effect on the business, financial condition or results of operations of PubCo (a “Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of PubCo; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over PubCo or any of its properties that would reasonably be expected to have a Material Adverse Effect.

e. Reserved.

f. Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”) is required for the allotment of the Shares by PubCo to the Investor hereunder. The Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

g. Neither the PubCo nor any person acting on its behalf has, directly or indirectly, engaged or will engage prior to the Closing in any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) in connection with any offer or sale of the Shares, and the Shares are not being offering in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

6. Investor Representations and Warranties. The Investor represents and warrants to PubCo that:

a. The Investor (i) understands that the sale of the Shares is made pursuant to and in reliance upon Regulation S promulgated under the Securities Act (“Regulation S”) and represents that it is not a U.S. Person (as defined in Regulation S), it is acquiring the Shares in an offshore transaction in reliance on Regulation S, and it has received all the information relevant to its acquisition of the Shares hereunder outside of the United States, (ii) is subscribing for the Shares only for its own account and not for the account of others and (iii) is not subscribing for the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or any securities laws of the United States or any other jurisdiction. The Investor is not an entity formed for the specific purpose of subscribing for the Shares, unless such newly formed entity is an entity in which all of the investors are institutional accredited investors. The Investor further acknowledges that it is aware that the sale to it is being made in reliance on a private placement exempt from registration under the Securities Act and is subscribing for the Shares for its, his or her own account. In addition, the Investor further acknowledges and agrees that it did not receive in the United States any document related to the offer or or sale of the Shares, and did not send any such document into the United States; it has not used, directly or indirectly, the mails, or a means of communication or other means or instrumentality of commerce or the facilities of a United States securities exchange in relation to the offer or sale of the Shares; prior to the entry into this Agreement it has received a notice to substantially the following effect:

The securities covered hereby have not been registered under the Securities Act, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering of the securities and the date of original issuance of the securities, except in accordance with Regulation S or any other available exemption from registration under the Securities Act. Terms used above have the meanings given to them by Regulation S.

b. The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the offer and sale of the Shares have not been registered under the Securities Act or any other applicable securities laws. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except in compliance with any exemption therefrom and that any book entries representing the Shares shall contain a restrictive legend to such effect, which legend shall be subject to removal as set forth herein, subject to applicable law. The Investor acknowledges and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the date that PubCo files a Form 20-F following the Closing that includes the “Form 10” information required under applicable SEC rules and regulations. The Investor acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.

c. The Investor’s subscription for and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

d. The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to PubCo, the Transactions and the business of PubCo and its direct and indirect subsidiaries. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, including from PubCo directly, receive such answers and obtain such information as the Investor and its professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares, including but not limited to access to marketing materials and a virtual data room containing information about PubCo and its financial condition, results of operations, business, properties, management and prospects sufficient, in the Investor’s judgment, to enable the Investor to evaluate its investment. The Investor acknowledges that certain information provided by PubCo was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The Investor further acknowledges that it has reviewed or had the full opportunity to review all disclosure documents provided to such Investor in the offering of the Shares and no statement or printed material which is contrary to such disclosure documents has been made or given to the Investor by or on behalf of the SPAC or PubCo. Except for the representations, warranties and agreements of PubCo expressly set forth in this Subscription Agreement, the Investor is relying exclusively on its, his or her own sources of information, investment analysis and due diligence (including professional advice it deemed appropriate) with respect to the Transactions, the transactions contemplated hereby, the Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of SPAC and PubCo, including but not limited to all business, legal, regulatory, accounting, credit and tax matters.

e. The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and SPAC, PubCo or a representative of SPAC or PubCo, and the Shares were offered to the Investor solely by direct contact between the Investor and SPAC, PubCo or a representative of SPAC or PubCo. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means and none of the SPAC, PubCo, their respective representatives or any person acting on behalf of any of them acted as investment advisor, broker or dealer to the Investor. The Investor acknowledges that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, SPAC, PubCo, any of their respective affiliates or any control persons, direct or indirect equity holders, officers, managers, directors, employees, consultants, partners, agents or representatives of any of the foregoing), other than the representations and warranties of PubCo contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in PubCo.

f. The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision and the Investor has made its own assessment and has satisfied itself concerning relevant tax and other economic considerations relative to its purchase of the Shares. The Investor is able to sustain a complete loss on its investment in the Shares, has no need for liquidity with respect to its investment in the Shares and has no reason to anticipate any change in circumstances, financial or otherwise, which may cause or require any sale or distribution of all or any part of the Shares.

g. Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in PubCo. The Investor has determined based on its, his or her own independent review and such professional advice as the Investor deemed appropriate that its, his or her purchase of the Shares and participation in the Transactions are fully consistent with its, his or her financial needs, objectives and condition and is a suitable investment for the Investor, notwithstanding the risks inherent in investing in or holding the subscribed Shares. The Investor acknowledges specifically that a possibility of total loss exists.

h. In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor.

i. The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

j. The Investor has been duly formed or incorporated, is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, and has full power, right and legal capacity to execute and deliver this Subscription Agreement and to perform its obligations hereunder.

k. The execution, delivery and performance by the Investor of this Subscription Agreement and the transactions contemplated herein are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and, assuming that this Subscription Agreement constitutes the valid and binding obligation of PubCo, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

l. The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) (collectively, “OFAC Lists”), (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on the OFAC Lists; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and any other Covered Region of Ukraine identified pursuant to Executive Order 14065, and non-government controlled areas of the Kherson and Zaporizhzhia region of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. Investor represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA

PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. The Investor also represents that, to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC Lists. The Investor further represents and warrants that, to the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

m. The Investor has or has commitments to have and, when required to deliver payment to SPAC pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the subscription for and allotment of the Shares pursuant to this Subscription Agreement.

n. As of the date hereof, the Investor does not have, and during the thirty (30) day period immediately prior to the date hereof the Investor has not entered into, and the Investor will not enter into at any point prior to the earlier to occur of the Closing and the termination of this Subscription Agreement according to its terms, any “put equivalent position” as such term is defined in Rule 16a-1 under the Securities Exchange Act of 1934, as amended ,or short sale positions with respect to the securities of the SPAC.

o. To the knowledge of the Investor, no prior approval is required to be procured from the relevant government authority pursuant to Press Note 3 of 2020 dated 17 April 2020 issued by the Department for Promotion of Industry and Internal Trade read with Rule 6(a) of the Foreign Exchange Management (Non-debt Instruments) Rules 2019 issued by the Government of India in order for the Investor to consummate the Transactions.

7. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, or (c) 30 days after the Termination Date (as defined in the Business Combination Agreement as in effect on the date hereof), if the Closing has not occurred by such date (provided, that the right to terminate this Subscription Agreement pursuant to this clause (c) shall not be available to the Investor if the Investor’s breach of any of its covenants or obligations under this Subscription Agreement shall have proximately caused the failure of the consummation of the Transactions on or before the Termination Date) (the termination events described in clauses (a)–(c) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach; and provided further, that no termination pursuant to clause (b) above shall be effective without the written consent of PubCo. PubCo shall notify the Investor in writing of the termination of the Business Combination Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to PubCo in connection herewith shall promptly (and in any event within three (3) business day) following the Termination Event be returned to the Investor.

8. Reserved.

9. Miscellaneous.

a. Neither this Subscription Agreement nor any rights that may accrue to the parties hereunder (other than the Shares subscribed for hereunder, if any) may be transferred or assigned without the prior written consent of PubCo; provided that this Subscription Agreement and any of the Investor’s rights and obligations hereunder may be assigned to any of its affiliates without the prior consent of PubCo; provided further that prior to such assignment any such assignee shall agree in writing to be bound by the terms hereof. No assignment pursuant to this Section 9(a) shall relieve the Investor of its obligations hereunder unless otherwise agreed to in writing by the PubCo.

b. PubCo may request from the Investor such additional information as PubCo may deem necessary to register the resale of the Shares and evaluate the eligibility of the Investor to subscribe for the Shares, and the Investor shall promptly provide such information as may reasonably be requested to the extent readily available. The Investor acknowledges that SPAC and/or PubCo may file a copy of this Subscription Agreement (or a form of this Subscription Agreement) with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to a periodic report or a registration statement of SPAC or PubCo.

c. The Investor acknowledges that SPAC, PubCo and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement, including Schedule A hereto, and SPAC is an express intended third-party beneficiary thereof. Prior to the Closing, the Investor agrees to promptly notify SPAC and PubCo in writing (including, for the avoidance of doubt, by email) if any of the acknowledgments, understandings, agreements, representations and warranties made by the Investor as set forth in Section 6 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Investor shall notify PubCo if they are no longer accurate in any respect). The Investor acknowledges and agrees that each purchase by the Investor of Shares from PubCo will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the time of such purchase.

d. SPAC and PubCo are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 9(d) shall not give SPAC any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall SPAC be entitled to rely on any of the representations and warranties of PubCo set forth in this Subscription Agreement.

e. This Subscription Agreement may not be amended, modified, waived or terminated (other than pursuant to the terms of Section 7 above) except by an instrument in writing, signed by each of the parties hereto. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties and third-party beneficiaries hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

f. This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties hereto, with respect to the subject matter hereof. Except as set forth in Section 9(c), Section 9(d) this Section 9(f) and Section 10 with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

g. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

h. If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

i. This Subscription Agreement may be executed and delivered in one (1) or more counterparts (including by electronic means, such as facsimile, in .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

j. At any time, the PubCo may (a) extend the time for the performance of any obligation or other act of the Investor, (b) waive any inaccuracy in the representations and warranties of the Investor contained herein or in any document delivered by the Investor pursuant hereto and (c) waive compliance with any agreement of the Investor or any condition to its own obligations contained herein. At any time, the Investor may (a) extend the time for the performance of any obligation or other act of the PubCo, (b) waive any inaccuracy in the representations and warranties of the PubCo contained herein or in any document delivered by the PubCo pursuant hereto and (c) waive compliance with any agreement of the PubCo or any condition to its own obligations contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

k. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

l. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any governmental entity related hereto), including matters of validity, construction, effect, performance and remedies.

m. Each party hereto hereby, and any person asserting rights as a third party beneficiary may do so only if it, irrevocably agrees that any action, suit or proceeding between or among the parties hereto, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Subscription Agreement or any related document or any of the transactions contemplated hereby or thereby (“Legal Dispute”) shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it, he or she may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 9(m) is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto and any person asserting rights as a third party beneficiary may do so only if it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 9(m) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws. EACH OF THE PARTIES HERETO AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

n. PubCo agrees that Investor will be entitled to customary registration rights with respect to the Converted PubCo Ordinary Shares, and that such shares will be included as “registrable securities” in a registration rights agreement to be entered into among Investor, PubCo and certain other parties in connection with the closing of the Transactions.

o. Any notice or communication required or permitted hereunder to be given to the Investor shall be in writing and either delivered personally, emailed, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i)	if to the Investor, to such address or addresses set forth on the signature page hereto;

(ii)	if to PubCo, to:

Hunch Technologies Limited

5th Floor, The Circle, Millenium City Centre, Gurugram Sec 29, Haryana

122002, India

Attn: Mr. Amit Dutta

Email: amit@flyblade.in

with a required copy to (which copy shall not constitute notice):

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105

Attn: Meredith Laitner, Esq.

David H. Landau, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

Email: mlaitner@egsllp.com

dlandau@egsllp.com

10. Non-Reliance and Exculpation. The Investor acknowledges that it, he or she is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation, other than the statements, representations and warranties of PubCo expressly contained in Section 5 of this Subscription Agreement, in making its, his or her investment or decision to invest in PubCo. The Investor acknowledges and agrees that none of any other party to the Business Combination Agreement or any Non-Party Affiliate, shall have any liability to the Investor pursuant to, arising out of or relating to this Subscription Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract, under federal or state securities laws or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by SPAC, PubCo or any Non-Party Affiliate concerning SPAC, PubCo or any of their controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of SPAC, PubCo, or any of SPAC’s or PubCo’s controlled affiliates or any family member of the foregoing.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:

Quick Response Services Provider LLP By: /s/ Amit Dutta	India
Name: Amit Dutta
Title: Director

Name in which Shares are to be registered (if different):	Date: January 17, 2024

Investor’s EIN (if applicable / US Only):

Business Address-Street: 5 Ground Floor, Copia Corporate Suites, Jasola

City, State, Zip: New Delhi 110025, India

Attn: Amit Dutta

Telephone No.:
Facsimile No.: Email: [***]

Number of Shares subscribed for: 300,000

Aggregate Subscription Amount: $3,000,000	Price Per Share: $10.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by PubCo in the Closing Notice. To the extent the offering is oversubscribed the number of Shares received and the Subscription Amount may be less than the maximum number of Shares subscribed for.

IN WITNESS WHEREOF, PubCo has accepted this Subscription Agreement as of the date set forth below.

Hunch Technologies Limited

By:	/s/ Amit Dutta
Name: Amit Dutta
Title: Director

Date: January 17, 2024

EXHIBIT A

Hunch Technologies Limited

Convertible Preferred Equity Term Sheet

Summary of Terms and Conditions

This term sheet (the “Term Sheet”), dated as of January 17, 2024, outlines certain indicative terms and conditions of a Preferred Equity purchase.

This term sheet is for discussion purposes only and is not (and shall not be construed as) an offer or acceptance with respect to any potential transaction. This Term Sheet does not purport to summarize all conditions, representations, warranties and other provisions with respect to the transactions referred to herein. Any final agreement, if reached between the parties, is subject to, among other things, full prior approval of the investment committees of the prospective investors, satisfactory business, technical, legal and financial due diligence and satisfactory legal documentation. The information contained herein is made available on a confidential basis and may not be provided to any third party without the prior written consent of the prospective investors.

Issuer:	Hunch Technologies Limited, a private limited company incorporated in Ireland with registered number 607449 (to be re-registered as a public company limited by shares).

IndiaCo:	Aeroflow Urban Air Mobility Private Limited, a private limited company incorporated under the laws of India (“IndiaCo”).

Purchaser:	Quick Response Services Provider, a limited liability partnership formed under the laws of India.

Investment:	The Purchaser will subscribe for, and Issuer, will allot and issue, an aggregate of USD$3.0 million of newly issued convertible preferred equity shares (the “Preferred Equity”), prior to the closing of the proposed business combination (the “Business Combination”) between Direct Selling Acquisition Corp. (“SPAC”) and IndiaCo, and subject to the terms and conditions set forth herein.

Dividend Rate:	Dividends on the Preferred Equity (“Preferred Dividends”) shall accumulate daily (prior to any conversion into Common Shares) from closing on a cumulative basis and shall be payable quarterly in cash in arrears, in an amount equal to 10.00% per annum. Notwithstanding the foregoing, Issuer may make distributions on the Preferred Equity by delivery of additional Preferred Equity in lieu of cash distributions as provided above (such distributions, “PIK Distributions”) and the par value per additional Preferred Equity shall be discharged by the Issuer or an affiliate of the Issuer that is permitted to do so under, or otherwise in accordance with, Irish law and other applicable laws.

The Preferred Equity will participate, on an as-converted basis, in any dividends paid to the holders of the Issuer’s ordinary shares (“Common Shares”) (whether in the form of cash, stock, property, debt or other assets, including any spin-off or similar transaction).

Optional Conversion:	The Preferred Equity shall be convertible into Common Shares, at any time, at the option of the holder of such Preferred Equity, at a fixed conversion price of $12.00 per share (“Conversion Price”). In connection with any optional conversion of Preferred Equity, the Conversion Price shall be adjusted for accrued but unpaid dividends to the conversion date.

Conversion at Option of Issuer:	Beginning on the third anniversary of the Closing Date, the Issuer will have the option to require all (but not less than all) outstanding issued shares of Preferred Equity to automatically convert (unless previously converted at the option of the holder of such Preferred Equity) into a number of Common Shares at the Conversion Price if the volume weighted average price of the Common Shares exceeds 150% of the Conversion Price for any twenty (20) trading days during a thirty (30) trading day period. Any conversion by the Issuer prior to the 3rd anniversary of the Closing Date shall otherwise comply with this provision and include all unpaid Preferred Dividends that would have accrued up to and including the 3rd anniversary of the Closing Date.

Issuance Limits:

Without restricting the Issuer’s ability to satisfy dividend payment obligations through PIK Distributions or other issuances in lieu of cash, in the Issuer’s discretion, none of the terms or rights of the Preferred Equity shall cause the Issuer to be required to issue or re-designate (upon conversion or otherwise) such number of shares as would exceed 19.99% of total outstanding shares or voting power of the Issuer, and provided further, that all issuances hereunder shall be subject to volume restrictions and applicable Nasdaq listing requirements.

Closing Date:	Immediately prior to the closing of the Business Combination.

Required Redemption:	TBD in a manner that complies with SEC’s recent position relative to put features.

Liquidation
Preference:	“Liquidation Preference” means the Investment plus all accrued and unpaid dividends.

In the event of a liquidation or winding up prior to the 3rd anniversary of the Closing Date, the holders of the Preferred Equity will be entitled to receive the greater of the proceeds from liquidity event (as per their shareholding in the Issuer on an as-converted basis ) and the Liquidation Preference, with the Liquidation Preference being deemed to include all unpaid dividends that would have accrued up to and including the 3rd anniversary of the Closing Date.

Conversion Upon
Change of Control:	Upon a change of control (prior to the third anniversary of the Closing Date), Preferred Equity shall convert to Common Shares.

Voting Rights:	The Preferred Equity will confer on the holders thereof the right to receive notice of, attend and vote at general meetings of the Issuer. The Preferred Equity will vote with the Common Shares as a single class on an as- converted basis (giving effect to any accrued but unpaid dividends) on all matters submitted to a vote of the holders of Common Shares. The Preferred Equity will be entitled to vote on certain matters as required by law as a separate class and the affirmative vote of a majority of the outstanding Preferred Equity will be required to approve such matters.

Ranking:	The Preferred Equity will rank senior to all Common Shares and any other existing or future class or series of equity securities of Issuer at the closing of and following the Business Combination with respect to distribution and liquidation rights.

Transfer Restrictions:	The Preferred Equity (and underlying Common Shares) shall be freely transferrable, subject to a mutually agreed disqualified transferee list and applicable securities laws.

DTC:	One year after closing of the Business Combination, at the request of the Purchaser, Issuer will cause the Preferred Equity to be eligible for settlement through the facilities of DTC, and also will cooperate with the holders of the Preferred Equity to cause the removal of all restrictive legends being properly solder under an effective registration statement or pursuant to Rule 144 under the Securities Act of 1933, as amended, within two business days of a holder’s request and cause its legal counsel to deliver the necessary legal opinions, if any, to Issuer’s transfer agent in connection with the instruction to remove the restrictive legends upon the receipt of such supporting documentation.

15

Other Terms:	The definitive documentation shall include other terms and provisions customary to an investment of this nature, including, without limitation, customary and appropriate (i) representations and warranties, (ii) covenants, (iii) limited indemnification provisions and (iv) equity considerations, in each case, on terms and conditions to be agreed.

Expenses:	Each party shall be responsible for its own expenses.

16

Exhibit 10.4

PRINCIPAL SHAREHOLDER SUPPORT AGREEMENT

This PRINCIPAL SHAREHOLDER SUPPORT AGREEMENT (this “Agreement”), dated as of January 17, 2024, is made by and among Direct Selling Acquisition Corp., Inc., a Delaware corporation (“DSAQ”), Hunch Technologies Limited, a private limited company incorporated in Ireland with registered number 607449 (“PubCo”), Quick Response Services Provider LLP, a limited liability partnership incorporated under the laws of India (“Hunch”), and Blade Urban Air Mobility Inc., a Delaware corporation (“Blade US” and, together with Hunch, the “Principal Shareholders” and each, a “Principal Shareholder”). DSAQ, PubCo and the Principal Shareholders shall be referred to herein from time to time collectively as the “Parties” and each individually as a “Party”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, concurrently with the execution of this Agreement, DSAQ, PubCo and certain other parties are entering into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which the parties thereto will consummate the Transactions on the terms and subject to the conditions set forth therein;

WHEREAS, each Principal Shareholder understands and acknowledges that DSAQ and PubCo are entering into the Business Combination Agreement in reliance upon each Principal Shareholder’s execution and delivery of this Agreement. Each Principal Shareholder has received a copy of the Business Combination Agreement and is familiar with the provisions of the Business Combination Agreement; and

WHEREAS, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement by the parties thereto, pursuant to which, among other things, each Principal Shareholder is agreeing to (a) support and vote in favor of the Business Combination Agreement and the consummation of the Transactions, and (b) be bound by certain transfer restrictions with respect to the Covered Shares (as defined below) prior to the consummation of the Transactions.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

Section 1. Agreement to Vote; Agreement to Consent. Prior to the Termination Date (as defined herein), each Principal Shareholder, in its capacity as a shareholder of PubCo, irrevocably and unconditionally agrees to vote or consent, or cause to be voted or consented, as applicable, as and when required or appropriate in order to facilitate the consummation of the Transactions, all Covered Shares owned by such Principal Shareholder (a) in favor of each of the Business Combination Agreement and the consummation of the Transactions and (b) against any other action that would reasonably be expected to (i) prevent, impede, interfere with, delay, postpone, nullify, frustrate or adversely affect the Transactions, (ii) change in any manner the capitalization (including conversion ratio) of, including the voting rights of any class of Equity Securities of PubCo other than as contemplated by the Business Combination Agreement or (iii) result in any liquidation, dissolution or other change in PubCo’s corporate structure or business other than as contemplated by the Business Combination Agreement.

For purposes of this Agreement, “Covered Shares” means all Equity Securities of PubCo held by the Principal Shareholders and any new Equity Securities of PubCo issued to the Principal Shareholders and any Equity Securities of PubCo into which or for which any or all of the Covered Shares may be changed or exchanged.

Section 2. Transfer of Shares.

(a) Each Principal Shareholder agrees that, during the period from the date hereof through the Termination Date, except as contemplated by this Agreement and the Business Combination Agreement, it shall not, and shall cause its Affiliates not to, without the prior written consent of PubCo (which consent may be given or withheld by PubCo, in its sole discretion), directly or indirectly: (i) offer for sale, sell (including short sales), transfer, tender, hypothecate, pledge, convert, encumber, assign or otherwise dispose of, directly or indirectly (including by gift, merger, tendering into any tender offer or exchange offer or otherwise), or enter into any contract, option, derivative, swap, hedging or other agreement or arrangement or understanding (including any profit sharing arrangement) with respect to, or consent to, a transfer to another, in whole or in part, any of the economic consequences of ownership (collectively, a “Transfer”), any or all of its Covered Shares, (ii) grant any proxies or powers of attorney with respect to any or all of its Covered Shares held by it (except in connection with voting by proxy at a meeting of shareholders of PubCo in accordance with Section 1), or (iii) permit to exist any Lien with respect to any or all of its Covered Shares other than those created by this Agreement; provided, that any Lien with respect to Covered Shares that would not prevent, impair or delay its ability to comply with the terms and conditions of this Agreement shall be permitted and shall not be deemed to violate the restrictions contained above. Notwithstanding the foregoing, this Section 2(a) shall not prohibit a Transfer by a Principal Shareholder of any of its Covered Shares, to PubCo’s officers or directors, any Affiliate or family member of any of PubCo’s officers or directors, any Affiliate of such Principal Shareholder or to any members or partners of such Principal Shareholder or any of their Affiliates; provided, that, in each case, such Transfer shall be permitted only if, prior to or in connection with such Transfer, the transferee agrees in writing to assume all of the obligations of such Principal Shareholder hereunder and to be bound by the terms of this Agreement.

(b) Any Transfer in violation of this Section 2 shall be null and void ab initio.

(c) Each Principal Shareholder irrevocably and unconditionally agrees that, from the date hereof and until the termination of this Agreement, such Principal Shareholder shall not elect to cause PubCo to redeem any Covered Shares now or at any time legally or beneficially owned by such Principal Shareholder, or submit or surrender any of its Covered Shares for redemption, in connection with the transactions contemplated by the Business Combination Agreement or otherwise.

Section 3. Other Covenants.

(a) Each Principal Shareholder hereby agrees to be bound by and subject to (and the following sections are hereby incorporated herein, mutatis mutandis) Section 2.05 (PubCo Class B Ordinary Share Consideration and Redesignation to PubCo Class A Ordinary Shares), Section 7.05(b) (Exclusive Dealing), Sections 7.07(a), (d) and (e) (Confidentiality; Access to Information; Publicity; Notification of Certain Matters) of the Business Combination Agreement (and any relevant definitions contained in any such sections) as if such Principal Shareholder was an original signatory to the Business Combination Agreement with respect to such provisions.

(b) Hunch hereby agrees to be bound by and subject to (and the following sections are hereby incorporated herein, mutatis mutandis) Section 5.07 (Pre-Closing Reorganization) and Section 5.10 (Hunch Reorganization) of the Business Combination Agreement (and any relevant definitions contained in any such sections) as if Hunch were an original signatory to the Business Combination Agreement with respect to such provisions; provided, that Hunch shall have no Liability with respect to this Section 3(b) unless such Liability has been caused by a Willful Breach by Hunch of this Section 3(b).

(c) To the knowledge of Hunch, the representations and warranties applicable to the Blade Group contained in Article III of the Business Combination Agreement are true and correct as of the date hereof (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date). Hunch shall have no Liability with respect to this Section 3(c) unless such Liability has been caused by a Willful Breach by Hunch of this Section 3(c).

Section 4. Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the Parties hereunder shall terminate without any further liability on the part of any Party in respect thereof, upon the earlier to occur of (the “Termination Date”) (a) the Closing, (b) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms and (c) the mutual written agreement of the Parties hereto; provided, that Blade US in its sole discretion may terminate this Agreement solely with respect to its rights and obligations, following any material modification or amendment to, or the waiver of any provision of, the Business Combination Agreement, as in effect on the date hereof, that (A) reduces the aggregate amount or form of consideration, as Pre-Closing Reorganization Consideration or otherwise, payable to Blade US in respect of its Covered Shares in a manner that is materially adverse to Blade US, or (B) modifies the conditions of the obligations of the parties to the Business Combination Agreement to consummate the Transactions in a manner that adversely affects in any material respect Blade US; and provided further, that, subject to Section 3(b) and Section 3(c), nothing herein shall relieve any Party from liability for any breach of this Agreement prior to the Termination Date, and each Party shall be entitled to any remedies at law or in equity to recover Liabilities arising from any such breach. DSAQ shall notify the Principal Shareholders of the termination of the Business Combination Agreement promptly after the termination thereof. Notwithstanding the foregoing or anything to the contrary in this Agreement, Section 8 through Section 12 shall survive the termination of this Agreement.

Section 5. No Recourse. Subject in all respects to the last sentence of this Section 5, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or relating to, this Agreement may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any Liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of DSAQ, PubCo or the Principal Shareholders under this Agreement of or for any claim based upon, arising out of, or relating to, this Agreement. Notwithstanding the foregoing, nothing in this Section 5 shall limit, amend or waive any rights or obligations of any party to any other Transaction Document with respect to the other parties thereto.

Section 6. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) no Principal Shareholder makes any agreement or understanding herein in any capacity other than in such Principal Shareholder’s capacity as a record holder and beneficial owner of the Covered Shares; and (b) nothing herein shall be construed to limit or affect any action or inaction by any representative of any Principal Shareholder serving as a member of the board of directors (or other similar governing body) of PubCo or as an officer, employee or fiduciary of PubCo, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of PubCo.

Section 7. Representations and Warranties.

(a) Each of the Parties represents and warrants that (i) it has the power and authority, or capacity, as the case may be, to enter into this Agreement and to carry out its obligations hereunder, (ii) the execution and delivery of this Agreement and the performance of its obligations hereunder have been, as applicable, duly and validly authorized by all corporate or similar action on its part and (iii) this Agreement has been duly and validly executed and delivered by each of the Parties and constitutes, a legal, valid and binding obligation of each such Party enforceable in accordance with its terms subject to the Enforceability Exceptions.

(b) Each Principal Shareholder hereby represents and warrants as of the date hereof to DSAQ and PubCo (solely with respect to itself and not with respect to any other Party):

(i) The execution and delivery of this Agreement by the Principal Shareholders does not, and the performance by each Principal Shareholder of its, his or her obligations hereunder shall not, (A) result in any breach of any provision of the Governing Documents of such Principal Shareholder or (B) require any consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority that has not been given, except for (1) compliance with Foreign Antitrust Laws, (2) the filing with the SEC of (i) the

Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and (ii) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement or the Business Combination Agreement or the transactions contemplated hereby or thereby, (C) such filings with and approvals of the applicable Stock Exchange to permit PubCo Ordinary Shares and PubCo Warrants to be issued in accordance with the Business Combination Agreement to be listed on such Stock Exchange, (D) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL or (E) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not reasonably be expected to prevent, materially delay or materially impair the performance by the Principal Shareholders of their obligations under this Agreement.

(ii) Each Principal Shareholder is the record and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good title to, all of the Covered Shares set forth on Schedule 7(b)(ii), and there exist no Liens or any other limitation or restriction (other than transfer restrictions under the Securities Act, PubCo’s or the Principal Shareholders’ Governing Documents, Permitted Liens, this Agreement, the Business Combination Agreement or any other applicable securities Laws), in each case, that could reasonably be expected to (A) impair the ability of the Principal Shareholders to perform their obligations under this Agreement or (B) prevent, impede or delay the consummation of any of the transactions contemplated by this Agreement. The Equity Securities set forth on Schedule 7(b)(ii) are the only Equity Securities in PubCo owned of record or beneficially by the Principal Shareholders on the date of this Agreement, and none of such Equity Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Equity Securities, except as provided hereunder or under the Principal Shareholders’ Governing Documents.

(iii) As of the date hereof, there are no Proceedings pending against the Principal Shareholders, or to the knowledge of the Principal Shareholders threatened against it, before (or, in the case of threatened Proceedings, that would be before) any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Principal Shareholders of their obligations under this Agreement.

(iv) No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement, other than as disclosed in the Blade Group Disclosure Schedules, based upon arrangements made by the Principal Shareholders and for which PubCo or any of its Affiliates may become liable.

(v) The Principal Shareholders understand and acknowledge that each of DSAQ and PubCo is entering into the Business Combination Agreement in reliance upon the Principal Shareholders’ execution and delivery of this Agreement.

(vi) Prior to the date hereof, the Principal Shareholders have consummated the Hunch Reorganization. The Hunch Reorganization has been carried out in accordance with applicable Law. The definitive documentation with respect to the Hunch Reorganization has been made available to DSAQ.

Section 8. Rights of Third Parties. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as set forth in Section 5, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 9. Further Assurances. Each of the Parties hereto is entitled to rely upon this Agreement and is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. Each of the Parties hereto shall pay all of their respective expenses in connection with this Agreement and the transactions contemplated herein. Each of the Parties hereto shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement on the terms and conditions described therein no later than immediately prior to the consummation of the Transactions.

Section 10. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by email (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

If to DSAQ:

5717 Legacy Drive, Suite 250

Plano, TX 75024

Attn: Ryan Bright

Email: jrb@directsellingcapital.com

with a required copy (which copy shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn: David B. Feirstein, P.C., Marshall Shaffer, P.C.

Email: david.feirstein@kirkland.com,

marshall.shaffer@kirkland.com

Kirkland & Ellis LLP

2049 Century Park East, Suite 3700

Los Angeles, CA 90067

Attn: Dov Kogen

Email: dov.kogen@kirkland.com

If to PubCo:

5th Floor, The Circle, Millenium City Centre,

Gurugram Sec 29, Haryana 122002, India

Attn: Mr. Amit Dutta

Email: amit@flyblade.in

with a required copy (which copy shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn: Meredith Laitner, Esq.

          David H. Landau, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

E-mail: mlaitner@egsllp.com

             dlandau@egsllp.com

If to the Principal Shareholders:

Blade Urban Air Mobility, Inc,

55 Hudson Yards, 14th Floor,

New York, NY 10001

and

Quick Response Services Provider LLP

5 Ground Floor, Copia Corporate Suites, Jasola,

New Delhi 110025, India

with a required copy (which copy shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn: Meredith Laitner, Esq.

          David H. Landau, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

E-mail: mlaitner@egsllp.com

             dlandau@egsllp.com

Section 11. Waiver. No (a) extension of time for the performance of any of the obligations or other acts of a Party set forth herein or (b) provision of this Agreement may be granted or waived, as applicable, unless such extension or waiver, as applicable, is in writing and signed by or on behalf of the Party or Parties granting such waiver. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 12. Incorporation by Reference. Sections 1.02 (Construction); 10.03 (Assignment); 10.06 (Governing Law); 10.07 (Captions; Counterparts); 10.09 (Entire Agreement); 10.10 (Amendments); 10.11 (Severability); 10.12 (Jurisdiction); 10.13 (Waiver of Jury Trial); 10.14 (Enforcement) and 10.16 (Nonsurvival of Representations, Warranties and Covenants) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[Signature pages follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

DIRECT SELLING ACQUISITION CORP.

By:	/s/ Dave Wentz
Name: Dave Wentz
Title: Chief Executive Officer

HUNCH TECHNOLOGIES LIMITED

By:	/s/ Amit Dutta
Name: Amit Dutta
Title: Director

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

PRINCIPAL SHAREHOLDERS:

BLADE URBAN AIR MOBILITY INC.

By:	/s/ Melissa Tomkiel
Name: Melissa Tomkiel
Title: President

QUICK RESPONSE SERVICES PROVIDER LLP

By:	/s/ Amit Dutta
Name: Amit Dutta
Title: Director

Schedule 7(b)(ii)

Principal Shareholder	Covered Shares
Hunch	23,146,230 PubCo Class A Ordinary Shares 15,430,820 PubCo Class B Ordinary Shares

Blade US	1,551,743 PubCo Class A Ordinary Shares 1,034,495 PubCo Class B Ordinary Shares

Exhibit 10.5

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”), dated as of January 17, 2024, is made by and among DSAC Partners LLC, a Delaware limited liability company (“Sponsor”), Direct Selling Acquisition Corp., Inc., a Delaware corporation (“DSAQ”), Hunch Technologies Limited, a private limited company incorporated in Ireland with registered number 607449 (“PubCo”), and, solely for the purposes of Section 5 and Section 10(a), the individuals listed on the signature pages hereto (each, an “Insider” and collectively, the “Insiders”). Sponsor, DSAQ and PubCo shall be referred to herein from time to time collectively as the “Parties” and each individually as a “Party”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, concurrently with the execution of this Agreement, DSAQ, PubCo and certain other parties are entering into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which the parties thereto will consummate the Transactions on the terms and subject to the conditions set forth therein;

WHEREAS, Sponsor understands and acknowledges that DSAQ and PubCo are entering into the Business Combination Agreement in reliance upon the Sponsor’s execution and delivery of this Agreement. Sponsor has received a copy of the Business Combination Agreement and is familiar with the provisions of the Business Combination Agreement; and

WHEREAS, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement by the parties thereto, pursuant to which, among other things, Sponsor is agreeing to (a) support and vote in favor of all of the Transaction Proposals, (b) waive all adjustments to the conversion ratio set forth in DSAQ’s Governing Documents with respect to its DSAQ Class B Shares, (c) be bound by certain transfer restrictions with respect to its DSAQ Shares and DSAQ Warrants, as applicable, prior to Closing, and (d) the forfeiture, transfer or conversion into DSAQ Class A Shares, as applicable, of up to 9,950,000 DSAQ Warrants under the circumstances specified herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

Section 1. Agreement to Vote; Agreement to Consent. Prior to the Termination Date (as defined herein), Sponsor, in its capacity as a stockholder of DSAQ, irrevocably and unconditionally agrees that: at the meeting of DSAQ’s stockholders to be convened for the purpose of obtaining the requisite stockholder approval of the Transaction Proposals in connection with the Transactions or any other meeting of DSAQ’s stockholders (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof), Sponsor shall (a) if and when such meeting is held, appear at such meeting or otherwise cause all Covered Shares (as defined herein) owned by Sponsor as of the record date of such meeting to be counted as present thereat for the purpose of establishing a quorum; (b) vote, or cause to be voted, at such meeting all Covered Shares owned as of the record date for such meeting in favor of each of the Transaction Proposals; (c) vote, or cause to be voted, at such meeting all Covered Shares against any DSAQ Alternate Transaction; and (d) vote, or cause to be voted, at such meeting all Covered Shares and against any other action that would reasonably be expected to (i) prevent, impede, interfere with, delay, postpone, nullify, frustrate or adversely affect the Transactions (except for any adjournment of such meeting as permitted under Section 7.04(b) of the Business Combination Agreement), (ii) change in any manner the capitalization (including conversion ratio) of, including the voting rights of any class of Equity Securities of DSAQ other than as contemplated by the Business Combination Agreement or (iii) result in any liquidation, dissolution or other change in DSAQ’s corporate structure or business other than as contemplated by the Business Combination Agreement.

For purposes of this Agreement, “Covered Shares” means all DSAQ Class B Shares held by Sponsor as of the date hereof together with any DSAQ Shares acquired by Sponsor after the date hereof and any new Equity Securities of DSAQ issued to the Sponsor pursuant to any stock dividends and distributions and any Equity Securities of DSAQ into which or for which any or all of the Covered Shares may be changed or exchanged.

Section 2. Waiver of Anti-dilution Protection. With respect to its Covered Shares, Sponsor hereby waives and shall refrain from asserting or perfecting, subject to, conditioned upon and effective as of immediately prior to the occurrence of the Closing (for itself and for its successors and assigns), to the fullest extent permitted by Law and the Governing Documents of DSAQ, any rights to adjustment of the conversion ratio with respect to the Covered Shares owned by Sponsor set forth in the Governing Documents of DSAQ or otherwise (including the rights set forth in Section 4.3(b) of the Certificate of Incorporation of DSAQ, dated as of September 16, 2021). Notwithstanding anything to the contrary contained herein, Sponsor shall not be prohibited from waiving, asserting or perfecting any of the foregoing rights in the event the Business Combination Agreement is validly terminated in accordance with its terms. If the Business Combination Agreement is so terminated, then this Section 2 shall be deemed null and void ab initio.

Section 3. Transfer of Shares.

(a) Sponsor agrees that, during the period from the date hereof through the Termination Date, except as contemplated by this Agreement and the Business Combination Agreement, it shall not, and shall cause its Affiliates not to, without the prior written consent of DSAQ (which consent may be given or withheld by DSAQ in its sole discretion), directly or indirectly: (i) offer for sale, sell (including short sales), transfer, tender, hypothecate, pledge, convert, encumber, assign or otherwise dispose of, directly or indirectly (including by gift, merger, tendering into any tender offer or exchange offer or otherwise, for avoidance of doubt, including by any other Transfer, as defined in that certain Letter Agreement, dated as of September 23, 2021, by and among DSAQ, Sponsor and members of the board of directors and/or management team of DSAQ (the “Letter Agreement”)), or enter into any contract, option, derivative, swap, hedging or other agreement or arrangement or understanding (including any profit sharing arrangement) with respect to, or consent to, a transfer to another, in whole or in part, any of the economic consequences of ownership (collectively, a “Transfer”), any or all of its Covered Shares and DSAQ Warrants, or (ii) grant any proxies or powers of attorney with respect to any or all of its Covered Shares and DSAQ Warrants held by it (except in connection with voting by proxy at a meeting of stockholders of DSAQ as contemplated in Section 1), or (iii) permit to exist any Lien with respect to any or all of its Covered Shares and DSAQ Warrants other than those created by this Agreement or the Letter Agreement; provided, that any Lien with respect to Covered Shares and DSAQ Warrants that would not prevent, impair or delay its ability to comply with the terms and conditions of this Agreement shall be permitted and shall not be deemed to violate the restrictions contained above. Notwithstanding the foregoing, this Section 3(a) shall not prohibit a Transfer by Sponsor of any of its Covered Shares, (A) to DSAQ’s officers or directors, any Affiliate or family member of any of DSAQ’s officers or directors, any Affiliate of Sponsor or to any members or partners of Sponsor or any of their Affiliates; (B) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; or (E) by private sales or transfers made in connection with any forward purchase agreement, subscription agreement or similar arrangement or in connection with the consummation of an initial business combination at prices no greater than the price at which the securities were originally purchased; provided, that, in each case, such Transfer shall be permitted only if, prior to or in connection with such Transfer, the transferee agrees in writing to assume all of the obligations of Sponsor hereunder and to be bound by the terms of this Agreement.

(b) Any Transfer in violation of this Section 3 shall be null and void ab initio.

(c) Sponsor irrevocably and unconditionally agrees that, from the date hereof and until the termination of this Agreement, Sponsor shall not elect to cause DSAQ to redeem any Covered Shares now or at any time legally or beneficially owned by Sponsor, or submit or surrender any of its Covered Shares for redemption, in connection with the transactions contemplated by the Business Combination Agreement or otherwise.

Section 4. Exclusive Dealing; Other Covenants.

(a) Sponsor hereby agrees to be bound by and subject to (and the following sections are hereby incorporated herein, mutatis mutandis) (i) Section 7.05(b) (Exclusive Dealing) of the Business Combination Agreement to the same extent as such provision applies to DSAQ and (ii) Sections 7.07(a), (d) and (e) (Confidentiality; Access to Information; Publicity) of the Business Combination Agreement, to the same extent as such provisions apply to the parties to the Business Combination Agreement.

(b) Each of DSAQ and Sponsor agrees that during the period from the date hereof through the Termination Date, it shall not further modify, amend or waive the performance of any provision under the Letter Agreement.

Section 5. Amendment to the Letter Agreement

(a) Each of DSAQ, the Sponsor and the Insiders hereby agrees that (i) effective as of the Closing Date (and not before) any provisions related to the Private Placement Warrants (as defined therein) or Class A Common Stock (as defined therein) underlying the Private Placement Warrants shall refer to the PubCo Common Shares or PubCo Warrants, as applicable, outstanding as of the Closing and held by the holders of Private Placement Warrants following the assumption thereof by PubCo as contemplated by the Business Combination Agreement, and (ii) effective as of the date hereof, John Addison shall not be considered an Insider under the Letter Agreement and his consent shall not be required to further amend the Letter Agreement.

(b) For the avoidance of doubt, the amendment set forth in Section 5(a)(i) shall be void and of no force and effect with respect to the Letter Agreement if the Business Combination Agreement shall be terminated for any reason in accordance with its terms. Except as set forth in this Section 5, during the period beginning on the date of this Agreement and ending on the earlier of (x) the Effective Time and (y) the date on which the Business Combination Agreement is validly terminated in accordance with its terms, for the benefit of PubCo, (a) Sponsor agrees that it will comply with, and perform all of its obligations, covenants and agreements set forth in, the Letter Agreement in all material respects, including voting in favor of the Transactions and not redeeming its DSAQ Shares in connection with the Transactions, (b) DSAQ agrees to enforce the Letter Agreement in accordance with its terms, and (c) each of Sponsor and DSAQ agree not to amend, modify or waive any provisions of the Letter Agreement without the prior written consent of PubCo (not to be unreasonably withheld, delayed or conditioned).

Section 6. Private Placement Warrants.

(a) Sponsor has agreed to make available to existing stockholders of DSAQ up to 9,950,000 of the 11,700,000 Private Placement Warrants held by Sponsor as of the date hereof (the “At-Risk Warrants” and the remaining 1,750,000 Private Placement Warrants held by Sponsor, the “Sponsor Warrants”) in exchange for such stockholders agreeing not to effect a DSAQ Stockholder Redemption with respect to the DSAQ Class A Shares held by such stockholders (the “Non-Redeemed Shares”). Subject to agreement upon definitive documentation with such stockholders, Sponsor shall transfer up to all of such At-Risk Warrants (or, if the DSAQ Warrant Amendment Proposal is approved, the PubCo Class A Ordinary Shares corresponding thereto) to such stockholders immediately following the consummation of the Transactions if such stockholders continue to hold such Non-Redeemed Shares through the conclusion of the Special Meeting. If less than all of such At-Risk Warrants (or, if the DSAQ Warrant Amendment Proposal is approved, the PubCo Class A Ordinary Shares corresponding thereto) are transferred (or contemplated to be transferred pursuant to definitive documentation) to existing stockholders of DSAQ in accordance with the foregoing (the number of such At-Risk Warrants not so transferred, the “Retained At-Risk Warrants”), then such Retained At-Risk Warrants shall be treated in accordance with Section 6(b) or Section 6(c), as applicable.

(b) If the DSAQ Warrant Amendment Proposal is approved, then Sponsor will (i) forfeit and surrender for no consideration 50% of the Retained At-Risk Warrants immediately prior to the Closing, and DSAQ shall cancel such Retained At-Risk Warrants, and (ii) retain 50% of the Retained At-Risk Warrants and 100% of the Sponsor Warrants (the Private Placement Warrants set forth in clause (ii), each, an “Exchanged Warrant” and collectively, the “Exchanged Warrants”). In such event, effective immediately prior to the Effective Time, each Exchanged Warrant shall be automatically converted into one-fifth (1/5) of one DSAQ Class A Share (with no fractional shares being issued if less than five (5) Private Placement Warrants are held).

(c) If the DSAQ Warrant Amendment Proposal is not approved, then Sponsor will (i) forfeit and surrender for no consideration 50% of the Retained At-Risk Warrants immediately prior to the Closing, and DSAQ shall cancel such Retained At-Risk Warrants, (ii) retain 50% of the Retained At-Risk Warrants, which Retained At-Risk Warrants subject to clause (ii) shall (A) be assumed by PubCo pursuant to the terms of the Business Combination Agreement or (B) at Sponsor’s election, be surrendered by Sponsor to DSAQ prior to the Closing in exchange for the issuance by DSAQ to Sponsor of 1 DSAQ Class A Share for every 5 Retained At-Risk Warrants so surrendered and (iii) retain 100% of the Sponsor Warrants, which Sponsor Warrants shall be assumed by PubCo pursuant to the terms of the Business Combination Agreement.

Section 7. Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the Parties hereunder shall terminate without any further liability on the part of any Party in respect thereof, upon the earlier to occur of (the “Termination Date”) (a) the Closing, (b) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms and (c) the mutual written agreement of the Parties hereto; provided, that nothing herein shall relieve any Party from liability for any breach of this Agreement prior to the Termination Date, and each Party shall be entitled to any remedies at law or in equity to recover Liabilities arising from any such breach. DSAQ shall notify Sponsor of the termination of the Business Combination Agreement promptly after the termination thereof. Notwithstanding the foregoing or anything to the contrary in this Agreement, Sections 11 through 15, shall survive the termination of this Agreement.

Section 8. No Recourse. Subject in all respects to the last sentence of this Section 8, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or relating to, this Agreement may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any Liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Sponsor, DSAQ or PubCo under this Agreement of or for any claim based upon, arising out of, or relating to, this Agreement. Notwithstanding the foregoing, nothing in this Section 8 shall limit, amend or waive any rights or obligations of any party to any other Transaction Document with respect to the other parties thereto.

Section 9. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) Sponsor makes no agreement or understanding herein in any capacity other than in Sponsor’s capacity as a record holder and beneficial owner of DSAQ Class B Shares and DSAQ Warrants; and (b) nothing herein shall be construed to limit or affect any action or inaction by any representative of Sponsor serving as a member of the board of directors (or other similar governing body) of DSAQ or as an officer, employee or fiduciary of DSAQ, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of DSAQ.

Section 10. Representations and Warranties.

(a) Each of the Parties represents and warrants that (i) it has the power and authority, or capacity, as the case may be, to enter into this Agreement and to carry out its obligations hereunder, (ii) the execution and delivery of this Agreement and the performance of its obligations hereunder have been, as applicable, duly and validly authorized by all corporate or similar action on its part and (iii) this Agreement has been duly and validly executed and delivered by each of the Parties and constitutes, a legal, valid and binding obligation of each such Party enforceable in accordance with its terms subject to the Enforceability Exceptions.

(b) Sponsor hereby represents and warrants as of the date hereof to DSAQ and PubCo (solely with respect to itself and not with respect to any other Party):

(i) The execution and delivery of this Agreement by Sponsor does not, and the performance by Sponsor of its, his or her obligations hereunder shall not, (A) result in any breach of any provision of the Governing Documents of Sponsor or (B) require any consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority that has not been given, except for (1) compliance with Foreign Antitrust Laws, (2) the filing with the SEC of (i) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and (ii) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement or the Business Combination Agreement or the transactions contemplated hereby or thereby, (C) such filings with and approvals of the applicable Stock Exchange to permit PubCo Ordinary Shares and PubCo Warrants to be issued in accordance with the Business Combination Agreement to be listed on such Stock Exchange, (D) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL or (E) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not reasonably be expected to prevent, materially delay or materially impair the performance by Sponsor of its obligations under this Agreement.

(ii) Sponsor is the record and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good title to, all of the DSAQ Class B Shares and/or the DSAQ Warrants as set forth in its beneficial ownership reports filed with the SEC, and there exist no Liens or any other limitation or restriction (other than transfer restrictions under the Securities Act, DSAQ’s or Sponsor’s Governing Documents, Permitted Liens, this Agreement, the Business Combination Agreement, the Letter Agreement or any other applicable securities Laws), in each case, that could reasonably be expected to (A) impair the ability of Sponsor to perform its obligations under this Agreement or (B) prevent, impede or delay the consummation of any of the transactions contemplated by this Agreement. The Equity Securities set forth in such beneficial ownership reports filed with the SEC are the only Equity Securities in DSAQ owned of record or beneficially by Sponsor on the date of this Agreement, and none of such Equity Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Equity Securities, except as provided hereunder, under Sponsor’s Governing Documents and under the Letter Agreement.

(iii) As of the date hereof, there are no Proceedings pending against Sponsor, or to the knowledge of Sponsor threatened against it, before (or, in the case of threatened Proceedings, that would be before) any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Agreement or the Letter Agreement.

(iv) No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement, other than as disclosed in the DSAQ Disclosure Schedules, based upon arrangements made by Sponsor and for which DSAQ or any of its Affiliates may become liable.

(v) Sponsor understands and acknowledges that each of DSAQ and PubCo is entering into the Business Combination Agreement in reliance upon Sponsor’s execution and delivery of this Agreement.

Section 11. Rights of Third Parties. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as set forth in Section 8, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 12. Further Assurances. Each of the Parties hereto is entitled to rely upon this Agreement and is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. Each of the Parties hereto shall pay all of their respective expenses in connection with this Agreement and the transactions contemplated herein. Each of the Parties hereto shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement on the terms and conditions described therein no later than immediately prior to the consummation of the Transactions.

Section 13. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by email (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

If to Sponsor:

DSAC Partners, LLC

5717 Legacy Drive, Suite 250

Plano, TX 75024

Attn: Ryan Bright

Email: jrb@directsellingcapital.com

with a required copy (which copy shall not constitute notice) to:

Kirkland & Ellis LLP

2049 Century Park East, Suite 3700

Los Angeles, CA 90067

Attn: Dov Kogen

Email: dov.kogen@kirkland.com

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn: David B. Feirstein, P.C., Marshall Shaffer, P.C.

Email: david.feirstein@kirkland.com,

marshall.shaffer@kirkland.com

If to DSAQ or the Insiders:

5717 Legacy Drive, Suite 250

Plano, TX 75024

Attn: Ryan Bright

Email: jrb@directsellingcapital.com

with a required copy (which copy shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn: David B. Feirstein, P.C., Marshall Shaffer, P.C.

Email: david.feirstein@kirkland.com,

marshall.shaffer@kirkland.com

Kirkland & Ellis LLP

2049 Century Park East, Suite 3700

Los Angeles, CA 90067

Attn: Dov Kogen

Email: dov.kogen@kirkland.com

If to PubCo:

5th Floor, The Circle, Millenium City Centre,

Gurugram Sec 29, Haryana 122002, India

Attn: Mr. Amit Dutta

Email: amit@flyblade.in

with a required copy (which copy shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn:  Meredith Laitner, Esq.

 David H. Landau, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

E-mail: mlaitner@egsllp.com

 dlandau@egsllp.com

Section 14. Waiver. No (a) extension of time for the performance of any of the obligations or other acts of a Party set forth herein or (b) provision of this Agreement may be granted or waived, as applicable, unless such extension or waiver, as applicable, is in writing and signed by or on behalf of the Party or Parties granting such waiver. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 15. Incorporation by Reference. Sections 1.02 (Construction); 10.03 (Assignment); 10.06 (Governing Law); 10.07 (Captions; Counterparts); 10.09 (Entire Agreement); 10.10 (Amendments); 10.11 (Severability); 10.12 (Jurisdiction); 10.13 (Waiver of Jury Trial); 10.14 (Enforcement) and 10.16 (Nonsurvival of Representations, Warranties and Covenants) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

Section 16. Interpretation. In the event of any conflict between the terms of this Agreement and the Letter Agreement, the terms of this Agreement shall govern and shall be deemed to amend the applicable provisions in conflict of the Letter Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

DSAC PARTNERS, LLC

By:	/s/ Dave Wentz
Name: Dave Wentz
Title: Member

DIRECT SELLING ACQUISITION CORP.

By:	/s/ Dave Wentz
Name: Dave Wentz
Title: Chief Executive Officer

HUNCH TECHNOLOGIES LIMITED

By:	/s/ Amit Dutta
Name: Amit Dutta
Title: Director

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

Solely for the purposes of Sections 5 and 10(a):

INSIDERS:

/s/ Dave Wentz
Dave Wentz

/s/ Mike Lohner
Mike Lohner

/s/ Bradford Richardson
Bradford Richardson

/s/ Travis Ogden
Travis Ogden

/s/ Heather Chastain
Heather Chastain

/s/ Wayne Moorehead
Wayne Moorehead

Solely for the purposes of Section 5:

/s/ John Addison
John Addison

[Signature Page to Sponsor Support Agreement]

Exhibit 99.1

Hunch Mobility, a Leading Provider of Urban Air Mobility in the Indian Subcontinent, Enters Into Business Combination Agreement With Direct Selling Acquisition Corp.

•	Hunch Mobility Is an Urban Air Mobility Platform Dedicated To Providing “By-The-Seat” Short Distance Air Mobility Services in India

•	Operated More Than 1,626 Flights to Date, With an Expected Addressable Market of at Least 20 Million Flyers in 2027

•	Transaction Implies a Pro Forma Enterprise Value of $223 Million, With an Implied Pre-Money Market Capitalization of $150 Million

•

As part of the transaction, an investor with majority economic, non-voting interest in DSAQ’s Sponsor (“Investor”) has committed to investing up to $20 Million in the form of equity purchases in DSAQ subject to non-redemption, convertible notes of the Company, and convertible preferred shares of DSAQ

•	Hunch Ventures has committed to investing $3 Million in the form of convertible preferred shares of PubCo

•	Hunch Mobility Shareholders Expected To Roll 100% of Their Equity in Exchange for 52.0% Ownership of the Combined Company (As Defined Below)

New York, New York – January 18, 2024 – FlyBlade (India) Private Limited (“Hunch Mobility” or the “Company”), a leading provider of urban air mobility in the Indian subcontinent, has entered into a definitive business combination agreement with Direct Selling Acquisition Corp. (“DSAQ”) (NYSE: DSAQ), a special purpose acquisition company, and certain other parties thereto. Upon the closing of the transaction, the newly combined company (“Combined Company” or “PubCo”) is expected to be called Hunch Technologies Limited, and its common shares are expected to be listed on the New York Stock Exchange under the symbol “HNCH.”

Hunch Mobility: Revolutionizing Urban Air Mobility

Hunch Mobility is an urban air mobility (“UAM”) platform dedicated to providing “by-the-seat” short distance air mobility services in India. The Company has operated more than 1,626 flights with an approximately 43% repeat flying rate and has launched its services in two states in India: Maharashtra and Karnataka.

The Company aspires to lead the transition to electric vertical take-off and landing vehicles in the Indian subcontinent in the near future, benefiting from strong support from India’s Ministry of Civil Aviation in liberalizing UAM and paving the roadmap for the introduction of electric vertical aircraft (“EVAs”).

Hunch Mobility Investment Highlights

•

Significant Opportunity for Disruptive Transportation Service in India: Urban congestion costs in India are approximately USD $22 billion per year, and continuous congestion issues present a growing addressable and serviceable market. The International Monetary Fund predicts that India will become the third largest economy as measured by GDP by 2027-2028, and Hunch Mobility expects to tap into the country’s growing middle-class demographic. Hunch Mobility believes there will be an addressable market of at least 20 million flyers in 2027 based on current ticket fares and demographic trends.

•

Expanding Global UAM Market: UAM is anticipated to expand at a CAGR of approximately 25% between 2018 and 2025 and continue to grow to an anticipated market size of USD $74 billion by 2035. Countries around the world, including Germany and France, are working in collaboration with airline manufacturers such as Boeing and Airbus to invest heavily in the development and procurement of advanced EVA systems.

•

Differentiated, Asset-Light and Low-Capital Operations Model: Hunch Mobility leverages the scalable technology platform of Blade Urban Air Mobility, Inc. (“Blade US”) through a licensing agreement and strategic partnerships with transportation service providers to provide efficient booking and concierge services to the Indian market. The firm’s captive strategic infrastructure and sophisticated technology platform are designed to be customized and deployed for Indian operations.

•

Tenured Management Team and Early Market Entrants: Hunch Mobility’s management team has over 100 combined years of experience across companies in the mobility, aviation and lifestyle verticals. Hunch Mobility’s leadership believes that its early entry into the market provides a meaningful first-mover advantage while the barriers to entry remain high for potential competitors.

•

Robust Future Growth Plans: Hunch Mobility is seeking to generate revenue through a diverse set of complementary business segments, including a UAM platform for business, leisure, religious and air ambulance needs and a lifestyle concierge platform that includes a rewards and privileges platform designed to drive customer retention and monetization.

•

Strategic Partnerships in EVA Market Expected To Propel Growth: Hunch Mobility has signed a memorandum of understanding with Eve Air Mobility, Beta Technologies, Skyports and Jaunt Air Mobility to develop the Company’s EVA capabilities. Hunch Mobility believes that these partnerships are poised to unlock growth opportunities in existing and new markets. Hunch Mobility expects the launch of EVAs with lower costs to drive market penetration to 5% of the addressable market of 50 million flyers.

Management Commentary

Amit Dutta, Managing Director of Hunch Mobility, said: “India’s rapid economic growth is shackled by severe road congestion, a crippling bottleneck requiring innovative solutions. To address this opportunity, Hunch Mobility is pioneering a short-haul air mobility platform with helicopters today and a transition to EVAs in the near future. We expect that this business combination will enable us to fully leverage the gains of our first-mover advantage and aggressively expand our footprint in the Indian subcontinent.”

“We are excited to partner with Hunch Mobility on this business combination,” said Dave Wentz, Chairman and Chief Executive Officer of DSAQ. “Hunch is providing a solution for a serious problem in India, which is one of the most congested traffic markets in the world. The Company’s ability to provide consumers with the option of avoiding this congestion, at a reasonable price point, has the potential to move by-the-seat helicopter transportation out of the luxury category and into a ubiquitous part of everyday life. We believe that Hunch has the team in place to execute on this tremendous opportunity and we are pleased to play a role in bringing the Company to the public markets.”

Transaction Terms

The Combined Company is expected to have an estimated post-transaction enterprise value of $223 million, assuming no redemptions by DSAQ’s public stockholders. Proceeds from the transaction, before the payment of certain transaction expenses, will comprise up to $63 million of cash held in DSAQ’s trust account before redemptions, with approximately $48 million in net cash on the balance sheet to fund growth, assuming no redemptions by DSAQ’s public stockholders. The transaction does not include a minimum cash condition, but does include capital commitments of $20 million from Investor. Investor’s $20 million investment includes $10 million of equity purchases in DSAQ previously made in the open market subject to non-redemption, $3 million in the form of promissory notes convertible into convertible preferred shares to be funded in three equal monthly installments, with the first $1 million promissory note being issued at signing, and $7 million of convertible preferred shares that will be funded at the closing of the transaction. Hunch Ventures has committed to investing $3 million in the form of convertible preferred shares of PubCo. Hunch Ventures’ investment and Investor’s investments other than convertible notes are subject to certain waivable conditions.

DSAQ and Hunch Mobility’s respective boards of directors have unanimously approved the transaction, which is expected to close in 2024, subject to regulatory and stockholder approvals. In connection with the transaction, Hunch Mobility’s shareholders are rolling 100% of their existing equity in Hunch Mobility into the Combined Company and are expected to own approximately 52.0% of the Combined Company on a non-fully diluted basis immediately following the closing of the transaction, assuming no redemptions by DSAQ’s public stockholders.

All references to cash on the balance sheet, available cash from the trust account and retained transaction proceeds are subject to any redemptions by DSAQ’s public stockholders and current estimates of transaction expenses.

For additional information regarding the terms of the transaction, as well as an investor presentation, please see the Current Report on Form 8-K, which will be filed today with the Securities and Exchange Commission (“SEC”) by DSAQ. Additional information about the transaction will be provided in the registration statement on Form F-4 (the “Registration Statement”) relating to the transaction to be filed with the SEC by PubCo.

Advisors

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, is acting as Hunch Mobility’s exclusive financial advisor and lead capital markets advisor. Ellenoff Grossman & Schole LLP is acting as Hunch Mobility’s U.S. legal counsel, Arthur Cox LLP is acting as Hunch Mobility’s Irish legal counsel and Khaitan & Co is acting as Hunch Mobility’s Indian legal counsel. Kirkland & Ellis LLP is serving as DSAQ’s U.S. legal counsel, Cyril Amarchand Mangaldas is serving as DSAQ’s Indian legal counsel and McCann FitzGerald LLP is serving as DSAQ’s Irish legal counsel.

Peregrine Communications is acting as public relations advisor to Hunch Mobility.

Additional Information About the Transaction and Where To Find It

This press release relates to the proposed business combination involving DSAQ, Hunch Mobility, PubCo, Aeroflow Urban Air Mobility Private Limited (“IndiaCo”) and HTL Merger Sub LLC (“Merger Sub”). In connection with the proposed business combination, DSAQ and PubCo intend to file with the SEC a Registration Statement, which will include a preliminary proxy statement/prospectus of DSAQ and a preliminary prospectus of PubCo relating to the shares to be issued in connection with the proposed business combination. This press release is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that PubCo or DSAQ has filed or will file with the SEC or send to its stockholders in connection with the proposed business combination. This press release does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, DSAQ’S STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY DSAQ OR PUBCO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement is declared effective, the definitive proxy statement will be mailed to the stockholders of DSAQ as of a record date to be established for voting on the proposed business combination. Additionally, DSAQ and PubCo will file other relevant materials with the SEC in connection with the business combination. Copies of the Registration Statement, the definitive proxy statement/final prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. DSAQ’s stockholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Direct Selling Acquisition Corp., 5800 Democracy Drive, Plano, TX 75024.

Participants in the Solicitation of Proxies

This press release may be deemed solicitation material in respect of the proposed business combination. DSAQ, Hunch Mobility, IndiaCo, PubCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from DSAQ’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of DSAQ’s directors and officers in DSAQ’s filings with the SEC, including DSAQ’s initial public offering prospectus, which was filed with the SEC on September 27, 2021, DSAQ’s subsequent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to DSAQ’s stockholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

No Offer or Solicitation

This press release is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement, which contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by DSAQ’s public stockholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of DSAQ, IndiaCo, Hunch Mobility and PubCo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of DSAQ, IndiaCo, Hunch Mobility and PubCo.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the Combined Company or the expected benefits of the proposed business combination, or that the approval of the stockholders of Hunch Mobility or DSAQ is not obtained; (iii) the ability to acquire and maintain the listing of PubCo’s securities on a stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing with terms unfavorable to you; (v) the risk that the proposed business combination disrupts current plans and operations of DSAQ, Hunch Mobility, IndiaCo or PubCo as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions, which may be affected by, among other things, the ability of the PubCo to grow and manage growth profitably, grow its customer base and retain its management and key employees; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of Hunch Mobility, IndiaCo and PubCo’s business strategy and the timing of expected business milestones, including, but not limited to, the use of electric vertical aircraft; (x) Hunch Mobility’s limited operating history and history of net losses; (xi) the evolution and growth of the markets in which PubCo operates; (xii) changes in applicable laws or regulations; (xiii) the ability of PubCo to adhere to legal and regulatory requirements and to receive any needed regulatory approvals or licenses; (xiv) cybersecurity risks, data loss and other breaches of PubCo’s network security and the disclosure of personal information; (xv) the effects of competition on Hunch Mobility, IndiaCo and PubCo’s business; (xvi) risks related to domestic and international political and macroeconomic uncertainty, including the continued economic growth of the Indian subcontinent, the impacts of climate change, the Russia-Ukraine conflict, consumer preferences, supply chain issues and inflation; (xvii) risks related to PubCo’s third party aircraft operators; (xviii) PubCo’s reliance on technology leased from Blade Air Mobility, Inc.; (xiv) the limited geographic scope of PubCo’s operations to the Indian subcontinent; (xv) the outcome of any legal proceedings that may be instituted against Hunch Mobility, IndiaCo, DSAQ, PubCo or any of their respective directors or officers, following the announcement of the proposed business combination; (xvi) the amount of redemption requests made by DSAQ’s public stockholders; (xvii) the ability of DSAQ to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xviii) risks related to Hunch Mobility, IndiaCo and PubCo’s industry; and (xiv) those factors discussed in DSAQ’s Annual Report on Form 10-K for the year ended December 31, 2022 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of DSAQ or PubCo to be filed with the SEC, including the proxy statement/prospectus. If any of these risks materialize or Hunch Mobility, IndiaCo, PubCo’s or DSAQ’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Hunch Mobility, IndiaCo, PubCo and DSAQ do not presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect DSAQ’s, Hunch Mobility’s, IndiaCo’s and PubCo’s expectations, plans or forecasts of future events and views as of the date of this press release. DSAQ, Hunch Mobility, IndiaCo and PubCo anticipate that subsequent events and developments will cause their assessments to change. DSAQ, Hunch Mobility, IndiaCo and PubCo undertake no obligation to update any forward-

looking statements made in this communication to reflect events or circumstances after the date of this presentation or to reflect new information or the occurrence of unanticipated events, except as required by law. However, while DSAQ, Hunch Mobility, IndiaCo or PubCo may elect to update these forward-looking statements at some point in the future, each of them specifically disclaim any obligation to do so, unless required by applicable law. If DSAQ, Hunch Mobility, IndiaCo or PubCo do update one or more forward-looking statements, no inference should be drawn that they will make additional updates thereto or with respect to other forward-looking statements. These forward-looking statements should not be relied upon as representing DSAQ’s, Hunch Mobility’s, IndiaCo’s or PubCo’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. DSAQ, Hunch Mobility, IndiaCo and PubCo may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. These forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

Contacts

Direct Selling Acquisition Corp.

Ryan Bright

214-315-7601

jrb@directsellingcapital.com

Peregrine Communications I Media Contact

Cate Swallow

703-835-4298

cate.swallow@peregrinecommunications.com

Exhibit 99.2

Hunch® mobility

INVESTOR PRESENTATION

January 2024

Hunch Urban Mobility INVESTOR PRESENTATION January 2024 Exhibit 99.2

Disclaimers This presentation (together with the oral remarks in connection herewith, the “Presentation”) is for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect the proposed business combination (the “Business Combination”) by and among Direct Selling Acquisition Corp. (“SPAC” / “DSAQ”), Aeroflow Urban Air Mobility Private Limited, a private limited company incorporated under the laws of India and a direct wholly owned subsidiary of PubCo (“IndiaCo”), Hunch Technologies Limited, a private limited company incorporated in Ireland with registered number 607449 (“PubCo”), FlyBlade (India) Private Limited, a private limited company incorporated under the laws of India (together with its subsidiaries, “Hunch Mobility” or the “Company”), and Merger Sub, a Delaware limited liability company and a direct wholly owned Subsidiary of PubCo (“Merger Sub”) and related transactions and for no other purpose. The information contained herein does not purport to be all-inclusive and none of the SPAC, Hunch Mobility or their respective representatives or affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Neither the SPAC nor Hunch Mobility has verified, or will verify, any part of this Presentation. Viewers should make their own independent investigations and analyses of Hunch Mobility and assessment of all information and material provided, or made available, by Hunch Mobility, the SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives. This Presentation is not a prospectus, product disclosure statement or any other offering or disclosure document under the law of any jurisdiction. The information contained herein is of a general background nature and does not purport to be exhaustive, all-inclusive or complete. For example, it does not contain all of the information that may be required to make a full analysis of Hunch Mobility or the Business Combination, nor does it purport to contain all of the information that an investor may require in evaluating a possible investment in Hunch Mobility or the SPAC, nor does it contain all of the information which would be required to be disclosed in a prospectus, product disclosure statement or any other offering or disclosure document under the law of any jurisdiction. This Presentation is not intended to form the basis of any investment decision and there can be no assurance that any transaction will be undertaken or completed in whole or in part. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of Hunch Mobility, the SPAC or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Viewers should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. Viewers should consult their own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and viewers should not rely upon the information contained herein to make any decision. Forward Looking Statements The financial projections and other estimates contained in this Presentation, as well as certain other statements in this Presentation may be considered “forward-looking statements”, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Hunch Mobility’s or the SPAC’s future financial or operating performance, including possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for stockholders. For example, statements regarding anticipated growth in the industry in which Hunch Mobility operates and anticipated growth in demand for Hunch Mobility’s products, projections of Hunch Mobility’s future financial results, including future possible growth opportunities for Hunch Mobility and other metrics are forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the proposed transaction, are also forward-looking statements. Such forward-looking statements, including the financial projections and estimates, are subject to risks, uncertainties and other factors, many of which are outside of Hunch Mobility’s or the SPAC’s control, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the SPAC and its management, and Hunch Mobility and its management, as the case may be, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond Hunch Mobility’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (ii) the outcome of any legal proceedings that may be instituted against the SPAC, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (iii) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of the SPAC, to obtain financing to complete the Business Combination, or to satisfy other conditions to closing; (iv) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (v) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (vi) the risk that the Business Combination disrupts current plans and operations of Hunch Mobility as a result of the announcement and consummation of the Business Combination; (vii) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees: (viii) costs related to the Business Combination; (ix) changes in applicable laws or regulations; (x) the possibility that Hunch Mobility or the combined company may be adversely affected by other economic, business, and/or competitive factors; (xi) Hunch Mobility’s estimates of expenses and profitability; and (xii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the SPAC’s final prospectus relating to its initial public offering, dated September 23, 2021, or in other documents filed by the SPAC with the U.S. Securities and Exchange Commission (the “SEC”) and the “Risk Factors” section included in the Appendix to this Presentation. There may be additional risks that neither Hunch Mobility nor the SPAC presently know or that Hunch Mobility and the SPAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Hunch Mobility nor the SPAC undertakes any duty to update or revise these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Presentation. However, while Hunch Mobility or the SPAC may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. If Hunch Mobility or the SPAC do update one or more forward looking statements, no inference should be drawn that Hunch Mobility or the SPAC will make additional updates thereto or with respect to other forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of SPAC or Company as of any date subsequent to the date of this communication. You are cautioned not to place undue reliance upon any forward looking statements, which speak only as of the date made. In addition, such financial projections and estimates were not prepared with a view to public disclosure or compliance with published guidelines of the U.S. Securities and Exchange Commission, the guidelines established by the American Institute of Certified Public Accountants or U.S. generally accepted accounting principles (“GAAP”). Accordingly, although Hunch Mobility’s management believes the financial projections and estimates contained herein represent a reasonable estimate of Hunch Mobility’s projected financial condition and results of operations based on assumptions that Hunch Mobility’s management believes to be reasonable at the time such estimates are made and at the time the related financial projections and estimates are delivered, there can be no assurance as to the reliability or correctness of such financial projections and estimates, nor should any assurances be inferred, and actual results may vary materially from those projected. This presentation includes certain financial measures not presented in accordance with GAAP, including, but not limited to EBITDA. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing Hunch Mobility’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. Hunch Mobility and the SPAC disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Presentation and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Hunch Mobility, the SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this Presentation, the information contained in this Presentation, or the omission of any information from this Presentation. Only those particular representations and warranties of Hunch Mobility or the SPAC made in a definitive written agreement regarding the transaction (which will not contain any representation or warranty relating to this Presentation) when and if executed, and subject to such limitations and restrictions as specified therein, shall have any legal effect.

Disclaimers Industry and Market Data This presentation also contains estimates and other statistical data made by independent parties and by Hunch Mobility relating to market size and growth and other data about Hunch Mobility’s industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of the future performance of the markets in which Hunch Mobility operates are necessarily subject to a high degree of uncertainty and risk. In this presentation, Hunch Mobility and the SPAC rely on and refer to certain information and statistics obtained from third-party sources which Hunch Mobility and the SPAC believe to be reliable. While Hunch Mobility and the SPAC believe such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information, and Hunch Mobility and the SPAC have not independently verified the accuracy or completeness of the indicated information. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Hunch Mobility’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM or symbols, but Hunch Mobility will assert, to the fullest extent under applicable law, the rights of the applicable owners to these trademarks, service marks, trade names and copyrights. For a description of the risks associated with an investment in Hunch Mobility, including with respect to its business and operations, we refer you to the “Risk Factors” section in the Appendix to this Presentation. Additional Information In connection with the Business Combination, the parties intend to file with the SEC a registration statement on Form F-4 containing a preliminary proxy statement of the SPAC and a preliminary prospectus of the combined company, and after the registration statement is declared effective, the SPAC will mail a definitive proxy statement/prospectus relating to the Business Combination to its stockholders. This Presentation does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. The SPAC’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Hunch Mobility, the SPAC and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the SPAC as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Direct Selling Acquisition Corp., 5800 Democracy Drive, Plano, TX 75024 (phone number: (214) 380-6020). Participants in the Solicitation The SPAC and its directors and executive officers may be deemed participants in the solicitation of proxies from the SPAC’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in SPAC is contained in SPAC’s final prospectus relating to its initial public offering, dated September 23, 2021,which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: Direct Selling Acquisition Corp., 5800 Democracy Drive, Plano, TX 75024 (phone number: (214) 380-6020). Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available. Hunch Mobility and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the SPAC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement for the Business Combination when available. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Presentation Agenda

1. Introduction
2. Executive Summary
3. Hunch Mobility – Company Overview
4. Financial Overview

Appendix

Introduction Executive Summary Hunch Mobility – Company Overview Financial Overview Appendix Presentation Agenda

1. Introduction

Today's Presenters

Hunch® mobility

Amit Dutta
Managing Director

Payal Satish
Chief Commercial Officer

DIRECT SELLING ACQUISITION CORPORATION

Dave Wentz
Chairman & Chief Executive Officer

Mike Lohner
President, Chief Financial Officer & Director

6

Today’s Presenters Amit Dutta Managing Director Payal Satish Chief Commercial Officer Mike Lohner President, Chief Financial Officer & Director Dave Wentz Chairman & Chief Executive Officer

Overview Team Exchange / Ticker NYSE: DSAQ Focus Consumer DSAQ Cash in Trust1 $62.6M Warrant Coverage 50.0% Risk Capital $11.7M Private Placement Warrants @ $1.00 IPO Pricing Date September 24, 2021 SPAC Term Expiration: March 28, 2024 (assuming exercise of one-month extensions by the Sponsor each month), unless DSAQ's shareholders approve a further extension of such deadline to consummate a business combination Extension Proxy: Initial 3-month extension to June 28, 2023, and up to an additional nine one-month extensions until March 28th, 2024, by resolution of the DSAQ board of directors if requested by the Sponsor Dave Wentz Chairman & CEO Mike Lohner President, CFO & Director Wayne Moorehead Chief Strategy Officer Direct Selling Acquisition Corp. Overview & Management Team 1. Reflects approximate value in DSAQ Trust Account as of January 9, 2024 and after the satisfaction of redemptions in connection with the stockholder meeting to extend DSAQ's termination date

Transaction Summary of Proposed Business Combination Shares (M) % Own. Hunch Mobility Rollover Equity5 15.0 52.0% Public Shareholders5 4.6 15.9% Antara Investment Shares4, 5 1.0 3.5% Antara Convertible Pref. Shares4 1.0 3.5% Hunch Ventures Convertible Pref. Shares 0.3 1.0% PIPE Shares6 1.2 4.2% Sponsor Shares 5.8 19.9% Transaction Highlights Deal Structure Hunch Mobility shareholders rolling 100% of their equity and will own 52.0%1 of the combined company Valuation Transaction implies $223M pro forma enterprise value Implied pre-money market capitalization of $150M Includes 6M Hunch Mobility Class B shares issued at closing, which vest in 3 equal tranches upon satisfaction of revenue targets for years 2, 3 and 4 post-closing5 Financing Up to $63M SPAC cash in trust assuming no further redemptions Includes $10M investment from Antara in connection with SPAC’s initial shareholder meeting to extend the deadline to consummate a business combination4 $10M investment from Antara $3M bridge financing in the form of promissory notes automatically convertible into convertible preferred shares at closing $7M in the form of convertible preferred shares4 $3M investment from Hunch Ventures in the form of convertible preferred shares7 $12M targeted prospective investment from to-be-determined third party investors6 Pro Forma Ownership4 Implied Sources & Uses Assumptions: PF debt includes outstanding balance of debt on balance sheet as of August 31, 2023 (reflects an 83:1 INR/USD conversion rate) Assumes no cash on balance sheet prior to transaction 27.3M pro forma shares outstanding at $10.00 per common share All Class B shares have 10 votes per share All charts and tables exclude warrants held by shareholders. All outstanding public and private placement warrants are expected to be converted into Class A shares at a predetermined ratio prior to or at the closing of the business combination The sponsor has agreed to offer 9.95M of the available 11.7M private placement warrants for Trust retention purposes. 50% of any remaining private placement warrants, of the available 9.95M warrants, not used for Trust retention will remain in place and convert into Class A shares at a predetermined ratio; 50% of any private placement warrants in excess of 1.755M not transferred to third parties for trust retention purposes prior to the Merger will be forfeited by Sponsor prior to the closing of the business combination Notes: 1. Assumes $62.6M in trust and no additional redemptions; cash in trust as of January 9, 2024. 2. Includes SPAC deferred underwriting fee and estimated Hunch Mobility and SPAC transaction expenses 3. Includes $10M investment from Antara 4. Antara investments other than convertible notes conditioned, among other things, upon additional equity financing of at least $12M and the $3M convertible preferred share investment from Hunch Ventures 5. Assumes revenue thresholds specified in business combination agreement are satisfied following each of the 2nd, 3rd, and 4th anniversary of the closing. Each time the applicable revenue thresholds are not satisfied, (i) 2M Class B shares held by Hunch Mobility and Blade US will cease to participate in shareholder economics, and (ii) public shareholders will be eligible to receive pro rata portion of 2M Class A shares via CVR 6. Amounts not currently committed 7. Hunch Ventures’ investment is conditioned, among other things, on Antara’s investment of $7M in convertible preferred shares Pro Forma Ownership 1 2 Uses ($M) Equity to Hunch Mobility $150 Cash to Balance Sheet $68 Transaction Expenses2 $20 Total $238 Pro Forma Valuation PF Shares Outstanding (M) 28.8 Share Price ($) $10.00 PF Equity Value ($M) $288 (+) PF Debt ($M) $2.0 (-) PF Cash ($M) ($67.7) PF Enterprise Value ($M) $223 1 2 3 Sources ($M) Hunch Mobility Rollover $150 Cash in Trust3 $63 Proceeds from Antara Convertible Pref.4 and Convertible Notes $10 Proceeds from Hunch Convertible Pref. $3 Proceeds from PIPE6 $12 Total $238 3 4 4 5 5 6 7 6 7

About Hunch Mobility 1. https://www.hunchventures.com/portfolio 2. Indian Road Transport and Highways Ministry: Road Transport Year Book (2017-18 & 2018-19) 3. 94% ownership of common stock India has over 296 million vehicles, which is highest number of registered vehicles in the world for a single country2 Joint Venture between Hunch Ventures and Blade US About Hunch Ventures Based in New Delhi, Hunch Ventures is a venture capital firm focused on investing across healthcare, hospitality, lifestyle, co-working, aviation, emerging technology, food & beverages, and logistics sectors in India Over its 30-year history, the group has completed infrastructure projects through its investments in The Circle Work, Galaxy Goldmines, and Mercantile Ports and Logistics (MPL)1 Hunch Ventures is the majority partner of Hunch Mobility, holding approximately 94% of equity of Hunch Mobility3 About Blade US Blade US, founded by Rob Wiesenthal, is a technology-powered, global urban air mobility platform committed to reducing travel friction by enabling cost-effective air transportation Ø Hunch Mobility’s Vision Hunch Mobility is an urban air mobility (UAM) platform that successfully launched ‘by–the–seat’ short-distance air mobility services in India, one of the most congested markets in the world Hunch aspires to lead the transition to electric vertical take-off and landing vehicles (eVTOL) in the near future Through a licensing agreement, Blade US provides its proprietary technology platform to Hunch Mobility for use in India

2. Executive Summary

Key Investment Highlights 1. Boston Consulting Group’s study: “Unlocking Cities: The impact of ridesharing across India” 2. Company website and management team LinkedIn Differentiated Business Model Urban air mobility platform dedicated to providing “by-the-seat” short distance air mobility services in India Large and Growing Total Addressable Market1 Increases in urban congestion in India exacerbated by poor transportation infrastructure and growing population costs the Indian economy billions in USD annually, creating a significant opportunity for a disruptive transportation service Scalable Technology Platform Leveraging the scalable technology platform of Blade US and strategic partnerships with transportation service providers, Hunch Mobility provides a seamless booking and concierge service to the Indian market Tenured Management Team 100+ combined years of experience across companies in the mobility, aviation, and lifestyle verticals2

Global Platform Dedicated to Providing “By-the-Seat” Short-Haul Air Mobility Services 1. Boston Consulting Group’s study: “Unlocking Cities: The impact of ridesharing across India”; Congestion costs include fuel waste, reduced productivity, air pollution, and accidents. 2. IMF World Economic Outlook Report 2022 3. ORF Special Report: Religious tourism as soft power: Strengthening India’s outreach to Southeast Asia; Shridi Airport officials; Shrine board officials; state government; TTD (Tirumala Tirupati Devasthanams); Rameshwaram Railway Station proposal; Shiromani Gurdwara Parbandhak Committee 4. Thehindu.com 5. Company data as of 12/2022; Assumes INR/USD conversion rate of 83:1 6. Includes 18% tax rate paid by customer Our Business Model Joint Venture between Hunch Ventures and Blade US with HQ in India Current Business – Launched in 2 States (Maharashtra & Karnataka)5 1,626 Flights 4.0 Average load per flight, of 5 paid seats 43%+ Repeat Flying Rate $57 Current price to customer for a 12-min journey6 All figures in $ Current Fares Transfer Charges for a premium car Pune – Mumbai 214 160 Bengaluru Airport to HAL 48 40 Established a subsidiary for leasing helicopters in Gujarat Special Economic Zone Government is extending significant fiscal incentives which allows us to provide fares at competitive rates India - A Large Untapped Opportunity Urban Congestion Costs India USD 22B Per Year1 International Monetary Fund (IMF) predicts that India will become the third largest economy as measured by GDP by 2027-282 Booking platform Urban Air Mobility Technology Driven Customer Experience Book by-the- seat 1 2 34 5 Our Products Rewards and Privileges program for customer retention & monetization Lifestyle Concierge Platform Intra-city and inter- city routes 80M pilgrim visits annually3 Far flung areas involving arduous road travel 23% of trauma linked to transport related accidents4 Urban Air Mobility BUSINESS LEISURE RELIGIOUS AIR AMBULANCE LOYALTY SERVICES Hunch Mobility Engages with NSOPs to Make Crafts Available to the Customers – Providing Affordable Fares

IMF predicts that India will become the third largest economy as measured by GDP by 2027-20283 Addressable market of at least 20M flyers in 2027 who can afford current ticket fares4 4th largest auto sector, road congestion is expected to increase5 Hunch Mobility built a network of vertiport, lounges, routes, and overall customer experience to build customer loyalty Cars per thousand individuals6 India US 22 950 Urban Congestion Costs India $22B Per Year1 Bangalore, Mumbai & Pune are in the top 5 most congested cities globally2 Indian Market Presents a Large Untapped Opportunity 1. Boston Consulting Group’s study: “Unlocking Cities: The impact of ridesharing across India”; The impact of ridesharing across India”; Congestion costs include fuel waste, reduced productivity, air pollution, and accidents. 2. TomTom Traffic Index (2019); 3. IMF World Economic Outlook Report 2022 4. Airports Authority of India; International Air Transport Association; Union Civil Aviation; management assumptions 5. Organisation Internationale des Constructeurs d’Automobiles 6. According to a NITI Aayog official

Hunch Mobility has signed an MoU with Skyports on December 13th, 2022, to develop a network of vertiports in India Eve Air Mobility has announced a Potential Commercial Partnership with Hunch Mobility to expand Urban Air Mobility ecosystem in India with the following considerations: Hunch Mobility to acquire eVTOLs from Eve Air Mobility Develop an Urban Air Traffic Management (“UATM”) system in India Collaborate in areas such as vehicle design, vertiport design, operation certification, and autonomous operation development Beta CEO visited India in November 2022 Hunch Mobility signed an MoU with Beta Technologies on January 23rd, 2023, to expand the Urban Air Mobility Ecosystem in India under following considerations: Electric craft deployment in India: charters, government, defense, corporates, etc. Initiate work on building vertiports and laying a battery charging network Deployment of eVTOLs in India including starting work on manufacturing/assembly/ service centres/ MROs for eVTOLs EVE Air Mobility Beta Technologies Strategic Partnerships Expected to Propel Hunch Mobility’s Growth Hunch Mobility has signed an MoU with Jaunt Air Mobility on March 29th, 2023 Skyports Jaunt Air Mobility

“And just like that we took off from Bangalore at 12, landed at Evolve Back – Coorg, had a quick sandwich and were back in Bangalore by 2:30 PM. All in a (half) a day’s work!!” Mr. Thomas Ramapuram, Director of Sales & Marketing- Evolve Back Delivering Consumer Value

3. Hunch Mobility – Company Overview

1 BOOK-BY-THE-SEAT 2 SEAMLESS BOOKING PLATFORM 3 PIONEERS IN URBAN AIR MOBILITY 4 TECHNOLOGY DRIVEN 5 CUSTOMER EXPERIENCE Our Business Model

Hunch Mobility is positioned to enhance the commuter infrastructure and urban air mobility landscape in India Large and growing addressable and serviceable markets due to continuous urban congestion issues Early market entry may create opportunities to capitalize on an immature market while the barriers to entry remain high for potential competitors Blade US partnerships may drive cost and timeline efficiencies to unlock economies of scale Strong support from India’s Ministry of Civil Aviation in liberalizing UAM and paving the roadmap for introduction of Electric Vertical Aircrafts (EVAs)1 206K potential flyers in 2027 translates to only 1% of addressable market of 20M customers2 Our captive strategic infrastructure and sophisticated technology platform is designed to be customized and deployed for Indian operations Business Strategy Supported by Large Market and Political Initiatives 1. According to a statement made by Union Civil Aviation Minister Jyotiraditya Scindia on 04/30/2022 2. Airports Authority of India; International Air Transport Association; Union Civil Aviation; management assumptions

India is the third largest domestic aviation market in the world7 224 265 309 345 400 300 200 100 0 FY16FY17FY18 FY19 Overall Passenger Traffic1 New Greenfield Airports in India Airport Product (Airport to City Center) Passenger Traffic (Mn) Routes (Airport to City Center)1 Road time Helicopter time Airport Passenger Traffic (Annual) Goa Airport - Panjim 1.5 hr 20 min 8M2 Bengaluru Airport – HAL 2 hr 12 min 60M3 Mumbai Airport – Mahalaxmi Racecourse 1.5 hr 15 min 46M4 Delhi Airport – Noida 2 hr 16 min 69M5 Airport Distance from City Centre6 Bengaluru Airport (BIAL) 35 kms Navi Mumbai International Airport 36 kms Noida International Airport (Jewar- Part of Delhi NCR) 60 kms from Noida & 72 kms from IGI Airport New Pune International Airport 47 kms Dholera International Airport 29 kms from Dholera & 80 kms from Ahmedabad Mopa International Airport (Goa) 33 kms Newer Airports Increasing Congestion Due to Larger Capacity and Remote Locations Google Maps Airport Authority of India Ministry of Civil Aviation Chhatrapati Shivaji Maharaj International Airport (CMIA) New Delhi Airport Google Maps According to a statement made by Indian Prime Minister Narendra Modi on 12/11/2022 (https://simpleflying.com/-top-domestic-airline-markets-seat-availability-may-2022/)

India is dotted with multiple pilgrimage sites with over approximately 80M visitors last year4 Tirupati is one of the most popular pilgrimage centers. visited by about 50,000 to 100,000 pilgrims daily4 The daily footfall in Shirdi is 60, 0003 Badrinath is a holy town with an annual footfall of 1.7M1 Agra is a major tourist destination mostly because of the Taj Mahal Jaipur is popular tourist destination and a commercial trade center Ajmer Sharif is a Sufi shrine Inter City Routes for Religious & Leisure Travel Many Of The Key Religious Shrines / Tourist Attractions Involve Tedious Surface Travel From Circuitous Roads & Difficult Terrains Tourism Routes Road time2 Helicopter time Religion Chennai - Tirupati 4 hr 28 min Bengaluru Airport – HAL Mumbai- Shirdi 7 hr 55 min Dehradun – Badrinath 12 hr 60 min Mumbai Airport – Mahalaxmi Racecourse Jaipur - Ajmer 3 hr 30 min Leisure Gurugram - Agra 5 hr 40 min Delhi Airport – Noida Gurugram - Jaipur 5 hr 40 min Dehradun - Mussoorie 1.5 hr 7 min Growing Religious and Leisure Tourism Opportunity 1.According to Indian government official 2. Google Maps 3. Yatrablog 4. TTD (Tirumala Tirupati Devasthanams) 5. ORF Special Report: Religious tourism as soft power: Strengthening India’s outreach to Southeast Asia; Shridi Airport officials; Shrine board officials; state government; TTD (Tirumala Tirupati Devasthanams); Rameshwaram Railway Station proposal; Shiromani Gurdwara Parbandhak Committee

Note: Year 1: CY 2024 * Indicates expected year of region launch Urban Air Mobility – India Roll Out Launched Year 1* Year 2* Year 3* EXPECTED TIMELINE PLANNED DESTINATIONS LAUNCHED Karnataka, Maharashtra, Uttarakhand, Goa YEAR 1 (FY 2024) Andhra Pradesh/ Telangana,Rajasthan/NCR, Punjab, North East, Kerala, Orissa, Uttar Pradesh, Andhra Pradesh/Telangana, UP, Andaman, and Madhya Pradesh, Tamil Nadu, Bangladesh YEAR 2 (FY 2025) Himachal Pradesh, Gujarat, West Bengal, Andaman & Nicobar, J&K / Leh & Ladakh, Maldives, Nepal YEAR 3 (FY 2026) Chhatisgarh, Bhar, Jharkhand

Maharashtra Snapshot

Maharashtra State Market Launch - November 2019 1. Company Data 2. Proposed route; anticipated launch by Q1 CY2024 Built lounges in Pune and Shirdi The only helipad in South Mumbai (Mahalaxmi Racecourse) has a lounge maintained and operated by Hunch Mobility Mumbai Aamby Valley Shillim Pune Shirdi Initiated in November 2019, Interrupted by Covid Lockdowns (2020, 2021 & 2022), until December 20221 1403 Flights 53% Repeat Flying Rate 4.1 Average Load per flight,  of 5 paid seats USD 205 Average Price (Net of marketing  promotions) Routes City Description Travel Time by Road Travel Time by Helicopter Mumbai - Pune Mumbai is India’s financial & commercial capital 5 hr 53 min Mumbai - Shirdi Shirdi, a very popular pilgrimage site with daily footfall of 60k+ 7 hr 57 min Pune - Shirdi Pune is a manufacturing hub in India 5 hr 60 min Mumbai – Aamby Valley Amby Valley is a weekend destination close to Mumbai 3 hrs 30 min Mumbai – Shillim2 Shillim offers a weekend getaway at a luxurious property, Hilton Shillim 3.3 hr 30 min

Karnataka Snapshot

Karnataka State Market Launch - December 2021 Routes Origin Destination Travel Time by Road Travel Time by Craft Inter-city Bengaluru city Kabini 6 hr 58 min Bengaluru city Coorg 7 hr 61 min Bengaluru city Hampi 8 hr 83 min Intra-city BIAL HAL 2 hrs 18 min Upcoming Routes Inter-city Bengaluru city Mysuru 4 hr 44 min Bengaluru city Chikmangalur 6 hr 62 min Intra-city BIAL Electronic City 2.5 hrs 25 min Coorg Bengaluru Mysuru 223 Flights 10% Repeat Flying Rate 3.8 Average Load per flight, of 5 paid seats USD 222 Average Price (Net of marketing promotions) December 2021 to December 20221 Chikmangalur 1. Company Data

Purpose Built Technology Platform OPERATOR DASHBOARD CUSTOMER FACING APP Asset-light model Comprehensive operator dashboard Compliance automation toolset Designed to be capable of managing thousands of fliers in multiple markets Automated data collection and analytics INTERNAL FLIGHT VIEW IN-COCKPIT Cross-platform customer booking system Rigid process to become operating partner – must pass comprehensive safety, operating, and regulatory diligence 26

Premium Lounge Experience

BLADE

flyblade.com

27

Premium Lounge Experience

Building a Brand that Resonates Through Multiple Channels

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Event Partnerships

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Strong Media Coverage

We took the Blade chopper ride from Mumbai to Pune. Here's what it looks like

TravelWorld
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FORTUNE
'BLADE is designed to offer customers the luxury of convenience'

28

Bollywood star Kriti Sanon hopping on a Blade short-distance helicopter flight in September 2019 during New York Fashion Week Hunch Mobility featured in Band Baajaa Bride, a high TRP show on GoodTimes, India’s leading lifestyle TV channel, featuring the bride & the show anchor on a Hunch flight Bollywood director, Farah Khan posing on a Blade operated helicopter in March 2020, for the cover shot of film trade magazine, CandyMag Hunch Mobility provided a convenient way to reach the venue – a 15-minute helicopter ride vs a 2.5-hour heavy traffic drive Hunch Mobility conducted 16+ trips ferrying notable event attendees within a 2hr period Event Partnerships Digital and Social Media – engaging topical content on Facebook, Instagram, Twitter and LinkedIn, designed to increase awareness of Hunch Mobility Photoshoots and Promotions - Hunch Mobility plans high visibility branding promotions and shoots (film, print and digital with celebrities) Strong Media Coverage Building a Brand that Resonates Through Multiple Channels

Hunch Mobility Engages with NSOPs to Make Crafts Available to Customers and Other Third Parties Note: All figures in USD; Assumes INR/USD conversion rate of 83:1 SCENARIO A SCENARIO B 654 750 1212 536 627 Scenario B Bell 505 Old New NewOld Airbus H125 H125 Scenario A Non-Scheduled Operators (NSOPs) Pre-selected NSOPs meeting Hunch Mobility’s quality standards Responsible for all operations, licenses and reporting to Directorate General of Civil Aviation (DGCA) Hunch Mobility (Consumer Business) Hunch Mobility engages with NSOPs to make crafts available to customers and other third parties Cost of Craft Utilization Per Hour (USD) HQ – Special Economic Zone, Gift City - Gujarat Hunch Mobility Leasing Company is being set up in the newly created Special Economic Zone in Gujarat state, India Current availability of helicopters in India with operators would be far short of the requirement for Hunch Mobility in coming years Non-Scheduled Operators (NSOPs) Hunch Mobility Pre-selected NSOPs meeting Hunch Mobility’s quality standards would dry lease helicopters from Hunch Mobility Leasing Company. In turn they would make available the same crafts to Hunch Mobility Responsible for all operations, licenses and reporting to the Directorate General of Civil Aviation (DGCA) (Consumer Business) Hunch Mobility engages with NSOPs to avail crafts for its business 100% profit linked deduction on Capital gains tax 100% profit deduction for 10 years Ease of borrowing under ECA and ECB scheme (at rates as low as 2-4%) Other benefits such as CTT/STT/GST/Stamp Duty and Competitive AIF tax regime Hunch Mobility Leasing Company Advantages of Special Economic Zone Hunch Mobility is moving to a hybrid model leveraging both craft acquisition and leasing to take advantage of the significant fiscal incentives being offered by the Special Economic Zone at GIFT City, Gujarat

4. Financial Overview

Financial Summary Hunch Mobility generates / aims to generate revenue through a diverse set of complimentary business segments, including commercial flights (by-the-seat travel), advertisements, leasing infrastructure, and Hunch Mobility loyalty program Commercial flight revenue grows as consumer customers are acquired through a targeted marketing strategy Commercial flight forward revenue growth is driven by a regional expansion across India’s most congested areas, which contributes to the loyalty’s growth as customers are incentivized to sign up through rewards and benefits 1 2 Leasing infrastructure revenue is driven by an assumption that approximately 50% of bases will be utilized by external parties Advertising revenue is driven by the assumption that as the commercial flight customer base grows, Hunch Mobility can sell ad space to generate revenue With the opening of new heliports and air travel infrastructure, potential additional opportunities to monetize the platform arise, such as ambulance and healthcare Note: sections 1 and 2 describe the driving assumptions in the Company’s projection model

Illustrative Unit Economics

Illustrative Unit Economics at Various Utilization Levels

Seats Sold	1	2	3	4	5
Load Factor	17%	33%	50%	67%	83%
Base Ticket Price	$48	$48	$48	$48	$48
Revenue Per Flight	**$48**	**$96**	**$144**	**$192**	**$240**
Flight Cost	$125	$125	$125	$125	$125
Landing Fees	$34	$34	$34	$34	$34
Total Flight Cost	**$159**	**$159**	**$159**	**$159**	**$159**
Flight Profit	($111)	($63)	($15)	$33	$81
Gross Margin	**(231%)**	**(66%)**	**(10%)**	**17%**	**34%**

Positive Flight Profit at approximately 3.3 seats

Note: a H-125 aircraft has six passenger seats

Gross margin breakeven at 3.3 seats

Key Cost Components

Base Ticket Price

$48 represents base fare price.

Flight Cost

Approx. Operator Hourly Rate	$627
* Duration of Flight	0.2 Hours
Total Flight Cost to Hunch	**$125**

Landing Fees

	Landing OR Take off Fees		
	BIAL	HAL	Total
	Dedicated Heliport	Public Heliport	
Per Flight	**$4**	**$30**	**$34**

32

Illustrative Unit Economics Positive Flight Profit at  approximately 3.3 seats Note: a H-125 aircraft has six passenger seats Illustrative by-the-seat unit economics for Hunch Urban Mobility Heliport (adjacent to Bangalore International Airport, BIAL) to City Centre (HAL) Illustrative Unit Economics at Various Utilization Levels Key Cost Components Base Ticket Price $48 represents base fare price. Flight Cost Fixed hourly rate of approximately ~$627 per hour for a H-125 (Owned from SEZ), which covers all costs associated with the aircraft (pilots, fuel, maintenance, etc). Flights between BIAL and HAL area airports typically require approximately 0.2 hours Landing Fees Gross margin breakeven at 3.3 seats Note: Assumes INR/USD conversion rate of 83:1; Year 1: CY 2024

Unit Economics - Helicopters

Revenue Per Hour Per Craft USD

767
788
845
895
933
Year 1
Year 2
Year 3
Year 4
Year 5

Leasing / Utilization Cost Per Craft Per Hour, USD

736
685
683
656
656
Year 1
Year 2
Year 3
Year 4
Year 5

Gross Margin Per Craft Per Hour, USD

31
103
139
240
265
Year 1
Year 2
Year 3
Year 4
Year 5

Increasing Gross Revenue:

33

Unit Economics - Helicopters Revenue Per Hour Per Craft USD Leasing / Utilization Cost Per Craft Per Hour, USD Gross Margin Per Craft Per Hour, USD Increasing Gross Revenue: Higher average occupancy With higher weightage of craft leased through Special Economic Zone, leasing cost decreases Note: Assumes INR/USD conversion rate of 83:1; Year 1: CY 2024 Values in USD Y1 Y2 Y3 Y4 Y5 Revenue Per Craft 767 788 845 895 933 Leasing / Utilization Cost Per Craft Per Hour 736 685 683 656 656 Gross Margin 31 103 162 240 277 Values in USD Y1 Y2 Y3 Y4 Y5 Revenue Per Passenger / Hr 213 208 208 208 208 Average Occupancy 3.6 3.8 4.05 4.3 4.5 % Occupancy 72% 73% 75% 81% 85%

Key Operational Metrics

Number of Unique Fliers
14,875
46,584
110,598
177,363
236,007
Y1
Y2
Y3
Y4
Y5

Number of Crafts
Helicopters
Sea-Planes
32
83
137
194
226
Y1
Y2
Y3
Y4
Y5

Number of Lounges
73
178
277
476
544
Y1
Y2
Y3
Y4
Y5

Note: Year 1: CY 2024

34

Number of Crafts Number of Lounges Number of Unique Fliers Helicopters Sea-Planes Key Operational Metrics Note: Year 1: CY 2024

Key Financial Metrics

Revenue ($M)
22
89
200
328
437
Y1
Y2
Y3
Y4
Y5

EBITDA[1] ($M, %)
(4)
-20%
1
1%
27
14%
66
20%
110
25%
Y1
Y2
Y3
Y4
Y5

35

EBITDA1 ($M, %) Key Financial Metrics Revenue ($M) Note: Assumes INR/USD conversion rate of 83:1; Year 1: CY 2024 1. Please see slide 47 for reconciliation of non-GAAP measures

Appendix

The session focused on “ways to strengthen” collaboration between the two countries in the civil aviation sector Shri Jyotiraditya Scindia has cordially extended a warm welcome to all Electric Vertical Aircraft (EVA) companies to produce and manufacture their EVAs in India He said that a discussion was held on potential collaboration for enhancing the civil aviation infrastructure ecosystem in India, including setting up maintenance, repair, and overhaul (MROs) and furthering our GAGAN project GAGAN (or GPS Aided GEO Augmented Navigation) is an Indian Satellite-Based Augmentation System (SBAS) jointly developed by the Airports Authority of India (AAI) and the Indian Space Research Organization (ISRO) The Honorable Minister of Civil Aviation - Shri Jyotiraditya Scindia visited the Blade US’s headquarters in New York Indian Aviation Minister’s Visit to Blade US Note: The Honorable Minister of Civil Aviation - Shri Jyotiraditya Scindia visited the Blade US’s headquarters on April 28th, 2022. Consent to use pictures of Shri Jyotiraditya Scindia was not sought or given.

Advanced & Short Haul Air Mobility for All (ASHA) Conference, Bengaluru Active support from the Hon’ble Minister for Civil Aviation- Sh. Scindia, and key decision makers to make India the first launch market of eVTOLs. Spectrum of industry leaders- Beta Technologies, Eve Air Mobility, Jaunt Air Mobility, Skyports, Archer Aviation, etc. representing different aspects of the Advanced Air Mobility ecosystem are invited by Shri Scindia to set up their manufacturing unit in India. A few international OEMs and vertiport developers exchanged MoUs with Amit Dutta, Managing Director - Hunch Urban Mobility in the presence of the Hon'ble Minister. First ever global conference on Advanced and Short Haul Air Mobility (ASHA) in Bengaluru, India hosted by Confederation of Indian Industry with Hunch Urban Mobility as a Strategic Partner. https://www.thehindubusinessline.com/economy/logistics/goi-and-moca-to-be-equal-stakeholders-in-establishing-advanced-and-short-haul-air-mobility-jyotiraditya-scindia/article66671328.ece Govt ready to build policy for eVTOL: MOCA (itln.in) https://timesofindia.indiatimes.com/india/air-taxis-in-4-years-india-on-cusp-of-new-revolution-says-scindia/articleshow/99056484.cms?from=mdr Consent for pictures of Shri Jyotiraditya Scindia was not sought or given. Source:

INDIAN TRANSPORT & LOGISTICS NEWS
A PERFECT LAUNCHPAD FOR YOUR BUSINESS TO SOAR
eVTOLs or ASHAs have tremendous capability for transporting both human traffic as well as cargo: Scindia
MINISTRY OF CIVIL AVIATION
CII
Confederation of Indian Industry

FINANCIAL EXPRESS
Read to Lead
Govt to focus on e-VTOL; Production linked incentives for drones soon
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The government would soon be announcing the first set of production-linked incentives for drones says India's Aviation Secretary Rajiv Bansal

INDIAN TRANSPORT & LOGISTICS NEWS
A PERFECT LAUNCHPAD FOR YOUR BUSINESS TO SOAR
Govt ready to build policy for eVTOL: MOCA

FlyBlade India Signs eVTOL Ops And Infrastructure Partnerships
March 30, 2023

Source:

39

Media Coverage on Advanced & Short Haul Air Mobility for All (ASHA) Conference Source: eVTOLs or ASHAs have tremendous capability for transporting both human traffic as well as cargo: Scindia (itln.in) Govt to focus on e-VTOL; Production linked incentives for drones soon | The Financial Express Govt ready to build policy for eVTOL: MOCA (itln.in) eVTOL air taxi will come in 2025, and India wants to be on board - The Hindu FlyBlade India Signs eVTOL Ops And Infrastructure Partnerships | Aviation Week Network

Opportunity With ground transportation in urban areas saturated, urban air mobility could be a viable alternative Investment Potential1 Countries like Germany and France, in collaboration with manufacturers like Boeing, Airbus etc. are investing heavily in the development and procurement of advanced EVA systems THE FUTURE IS ELECTRIC Urban Air Mobility (UAM) is anticipated to expand exponentially at CAGR of +25% between 2018 and 2025, an anticipated USD $74B market by 20352 Global Urban Air Mobility Market www.defensenews.com/industry/2022/01/12/boeing-pledges-expanded-german-industry-involvement-if-berlin-buys-the-f-18/; Boeing’s $450M investment in Wisk Aero on 01/24/22; https://leehamnews.com/2020/06/10/france-to-invest-15-billion-euro-in-its-aeronautical-industry/ MDPI Report: Advanced Air Mobility: Demand Analysis and Market Potential of the Airport Shuttle and Air Taxi Markets

Our Presence in the Urban Air Mobility (UAM) Ecosystem Rewards and Privileges Platform Enhances the monetization of our customer base Infrastructure Our network of lounges and strategic infrastructure creates barriers to entry Helicopter Leasing through Special Economic Zone 100% profit linked deduction on Capital gains tax 100% profit deduction for 10 years Ease of borrowing under ECA and ECB scheme (at rates as low as 2-4%) Other benefits such as CTT/STT/GST/Stamp Duty and Competitive AIF tax regime Charters Hunch Anywhere Our one-stop-shop for all types of charter requirements Air Ambulance1 Our Air Ambulance offering provides aero-medical services that swiftly transport patients or organs to healthcare facilities in a manner that avoids typical traffic Services include clinicians onboard and an assigned relationship manager, responsible for providing assistance throughout the process, from booking to landing Hunch Mobility Today By-the-Seat Business Leisure Religious Available on both inter-city and recently introduced intra-city service in Bangalore Spanning the full value chain from leasing of helicopters, setting up vertiport infrastructure, operations and loyalty programs Hunch Mobility Moving Forward 1. https://flyblade.in/bladecare

Volocopter Joby Aviation Airbus Bell EVA is Expected to Alter the Urban Air Mobility Landscape Electric Vertical Aircrafts (EVAs) are… Poised to unlock growth opportunities in existing and new markets1 Carbon-neutral and support a transition to a greener future1 Quiet, a differentiator compared to helicopters that opens a path into new markets1 Demonstrated as an emerging, cost-effective alternative air transport method through Blade US’s deal with Wisk and Beta Technologies to operate up to 30 Autonomous and up to 20 piloted EVAs respectively, for Blade's US network2 Hunch Mobility’s EVA Initiatives HUM has signed MoUs with Skyports, Eve, Beta and Jaunt Currently in conversations with Boeing, Skyroads, FlyNow, ePlane to sign MoU for partnership BLADE USA – Electric Vertical Aircraft (EVA) Avionics International

Year 5 projected revenue scenario with EVAs introductions (Figures in USD) 1 2 The expected commercial introduction of EVAs over the next 3-5 years is projected to make ticket fares much less expensive while also providing quieter, zero carbon footprint transportation1 While EVAs technology is evolving at a fast pace leading to unmanned craft in future, our internal analysis estimates ticket prices in India to be 40% of current ticket prices (helicopters) even with piloted EVAs2 Cost savings – lower cost of helicopters, lower cost of maintenance and battery as energy source, expected fiscal incentives from Indian Government for electric helicopters. At a later stage with unmanned helicopters, cost savings would be more significant3 3 Launch of EVAs with lower costs expected to achieve market penetration for Hunch Mobility to 5% of addressable market of 50M Flyers 1 2 3 Average Ticket Price No. of unique Hunch Mobility flyers in the year Addressable market segment % age penetration of addressable market Revenue Opportunity 40% of current fares 2.5M 50M 5.0% 1.7B Uber Elevate Report: “Fast-Forwarding to a Future of On-Demand Urban Air Transportation” Booz Allen Hamilton Report: “Urban Air Mobility (UAM) Market Study”; Blade US 2023 Indian government budget

Hunch Mobility partners with safely vetted third-party operators to arrange flights for its customers Each operator must pass comprehensive safety evaluations including: In-person audits of pilots, aircraft, mechanics, and facilities by our in–house Head of Safety Insurance, maintenance, DGCA check, and pilot background checks Air Marshal (retd.) VK Bhatia Air Marshal Bhatia held various command and staff appointments at all levels of the IAF during his career spanning more than 40 years. Currently Hunch Mobility has MOUs with 2 operators for helicopters1 Our chiefs of air safety Safety is the most important focus in every aspect of the Hunch Mobility’s experience Hunch Mobility’s standards of “flyability” meet DGCA guidelines Operator safety requirements: Only operators who are audited and cleared by DGCA regularly are selected Operators should have a sound safety record in the previous five years Qualified pilots and engineers who operate their helicopters / aircrafts Keith Trepanier Keith has over 35 years of experience with time spent in the U.S. Army, U.S. Coast Guard, and Mayo Clinic. Strict Criteria for Operators and Safety Requirements MoUs with Pinnacle and Skyconnect

Hunch Mobility Proposed Board & Management Experienced executive with over 34+ years in senior management roles at various multinationals and in entrepreneurship. He has a successful track record in transforming brands into leading and profitable market players. He is the Chairman, Confederation of Indian Industry (the leading Chamber of Commerce in India) National Task Force on Advanced Air Mobility Over 17+ years of experience in the travel and hospitality industry. She has previously been part of the founding team of Air Asia and has also headed International sales for Hertz Payal Satish Chief Commercial Officer A trained helicopter pilot with over 14 years of experience in the best Non-Scheduled Helicopter Operators in India, such as Global Vectra Helicorp limited, UTair India & Ghodawat Aviation Sanjeev Paswan Head - Operations Hunch Mobility Current Board of Directors Amit Dutta Managing Director AMIT DUTTA Director CV RAGHU Director BRIG. RAJEEV VERMA Director KEITH TREPANIER AIR MARSHAL BHATIA (RETD) Safety Advisor Safety Advisor Hunch Mobility ADVISORY BOARD Source: Company website and management team LinkedIn Rajan Navani Advisor

DSAQ Management Team and Board of Directors

Dave Wentz
Chairman & CEO

- Former CEO of USANA Health Sciences, Inc. (NYSE: USNA)

USANA

Mike Lohner
President, CFO & Director

DO$H STELLA & DOT

Wayne Moorehead
Chief Strategy Officer

purple CASE

Supported by a Board of Directors and Advisors

HEATHER CHASTAIN
Director

BRADFORD RICHARDSON
Director

TRAVIS OGDEN
Director

STUART JOHNSON
Special Advisor

RYAN BRIGHT
Special Advisor

Source: Company website and management team LinkedIn

46

Former CEO of USANA Health Sciences, Inc. (NYSE: USNA) Dave Wentz Chairman & CEO Corporate Executive with 30+ years of experience leading private and public companies Mike Lohner President, CFO & Director Former Chief Marketing Officer, Young Living Essential Oils; Former Chief Brand Officer, Purple Innovation, Inc. Wayne Moorehead Chief Strategy Officer Bradford richardson Director Travis ogden Director Heather chastain Director STUART JOHNSON Special Advisor Supported by a Board of Directors and Advisors RyAN BRIGHT Special Advisor DSAQ Management Team and Board of Directors Source: Company website and management team LinkedIn

Non-GAAP Reconciliation Note: Assumes INR/USD conversion rate of 83:1; Year 1: CY 2024 Figures in $M Y1 Y2 Y3 Y4 Y5 EBITDA (4) 1 27 66 110 (-) Depreciation 0.4 3.1 8.0 13.3 17.9 (-) Tax - - - 6.6 27.2 Net Income (5) (2) 19 46 65

Risk Factors All references to the “we,” “us,” “our” and the “Company” refer to the business and operations of Hunch Mobility1 prior to the consummation of the proposed business combination or to the business and operations of Hunch Mobility following the proposed business combination, as applicable. The risks listed below are certain of the general risks related to the business of the Company, DSAQ and the proposed business combination between them, and this list is not exhaustive. The list below has been prepared solely for the purpose of inclusion in this presentation and not for any other purpose. These risks are based on certain assumptions made by the Company and DSAQ which may later prove to be incorrect or incomplete. Risks relating to the business of the Company, the proposed business combination and DSAQ will be disclosed in future documents filed or furnished by the Company or DSAQ with the United States Securities and Exchange Commission (the “SEC”), including documents filed or furnished in connection with the proposed transactions between the Company and DSAQ. The risks presented in such filings will be consistent with those that would be required for a public company in their SEC filings, including with respect to the business and securities of the Company and DSAQ and the proposed transactions between them, and may differ significantly from, and be more extensive than, those presented below. Risks Related to Our Business and Growth Strategy We have incurred significant losses since inception as we have been investing in the growth and development of our business lines. Our business lines are nascent, unproven and subject to material legal, regulatory, operational, reputational, tax and other risks and are not assured to be profitable. Our business’ limited operating history and financial results make our future results, prospects and the risks we may encounter difficult to predict. The long-term impact of the COVID-19 pandemic, and other similar public health threats that we may face in the future, could result in additional adverse effects on our business operations and our financial results. The markets for our customer offerings are still in relatively early stages of growth, and if such markets do not continue to grow, grow more slowly than we expect, or fail to grow as large as we expect, our business, financial condition, and results of operations could be adversely affected. The success of our business will be highly dependent on our ability to effectively market and sell air transportation as a substitute for conventional methods of transportation to both current and new customers. Our prospects and operations may be adversely affected by changes in consumer preferences, discretionary spending and spending capacity, and other economic conditions that affect demand for our services. We are reliant on Hunch Mobility, Inc. for access to resources for the operation of our business, including our core technology platform, key services, the ‘Hunch Mobility’ brand, and other trademarks, domain names and intellectual property. Under the license agreement which gives us access to these resources, Hunch Mobility, Inc. retains broad based rights to terminate or suspend our access. Any such action could impact our ability to carry out our business, and have an adverse effect on our reputation, financial condition and operations. If we are not able to successfully enter into new markets and geographic locations and offer new routes and services to enhance our existing offerings, our business, financial condition, and results of operations could be adversely affected. Our third-party aircraft operations involve a degree of inherent risk, including mechanical failures, spare parts damage, human error, and crashes and collisions, any of which may result in personal injury, loss of life, damage to property and equipment, suspension or reduction of operations, reduced number of flight hours, the grounding of the aircraft involved in the incident or of an entire feet of the same aircraft model and type, insufficient spare parts to support operations or damage to our reputation. Any of these factors could adversely affect our business and operations. We expect to face intense competition in the urban air mobility industry, which may lead to adverse effects like downward pricing or an inability to increase or maintain prices or increase or maintain our market share. If our efforts to continue to build a strong brand identity and loyalty are not successful, we may not be able to attract or retain customers, and we could be adversely affected. Further, if our efforts to prevent competitors from using brand names and domains which are identical or confusingly similar to ours, are not successful, this could lead to confusion amongst customers and could adversely affect our business, reputation and financial condition. Any failure to offer high-quality customer support may harm our relationships with customers and could adversely affect our reputation, brand, business, financial condition, and results of operations. We are especially vulnerable to delays, cancellations, or flight rescheduling, as we rely on maintaining a high daily aircraft usage rate, and need to aggregate fliers on our by-the-seat flights. Our operations are concentrated in a small number of geographic regions which makes our business particularly susceptible to natural disasters, outbreaks and pandemics, economic, social, weather, growth constraints, and regulatory conditions or other circumstances affecting these metropolitan areas. We are subject to risks associated with climate change, including the potential increased impacts of severe weather events on its operations and infrastructure and any adverse regulation and negative perceptions of the private aviation industry relating to carbon emissions. Our efforts to reduce the environmental impact of our operations and market our sustainable operations, including through the use of electric vertical aircraft (“EVAs”), may not be successful or achieve our goals. Our business is seasonal and the disruption of flight activity during peak periods could materially adversely affect our business, financial condition and results of operations. Since we do not yet utilize EVAs, our third-party operators are dependent on the availability of aircraft fuel. Continued periods of significant disruption in the supply of aircraft fuel, including through sanctions, political disruptions or wars involving oil-producing countries (for example, the war in Ukraine), and resultant increases in fuel prices could have a significant negative impact on consumer demand and our operating results. System failures, defects, errors, or vulnerabilities in our website, applications, backend systems, or other technology systems or those of third-party technology providers, or our failure to successfully implement new technology effectively, could harm our reputation and brand and adversely impact our business, financial condition, and results of operations. Cyber security threats continue to increase in frequency and sophistication and a cyber-based attack of these systems could disrupt our ability to deliver services to our customers and could lead to increased overhead costs, decreased sales, and harm to our reputation. Further, our business requires us to collect, process, store, use and transmit personal information of our users, and there remains a risk that such data could be lost and/or misused and any wrongful loss or wrongful gain arising from any breach or cyber security incident could lead to both civil and criminal liability, and adversely impact our reputation and results of operations. We rely on mobile operating systems and application marketplaces to make our applications available to users of our platform. If we do not effectively operate with or receive favorable placements within such application marketplaces and maintain high user reviews, our usage or brand recognition could decline and our business, financial results, and results of operations could be adversely affected. The successful operation of our business depends upon the performance and reliability of internet, mobile, and other infrastructures that are not under our control.

Risk Factors We may in the future be subject to claims that we or others violated certain third-party intellectual property rights, which, even where meritless, can be costly to defend and could materially adversely affect our business, results of operations, and financial condition. We will require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms, or at all. We may not be able to manage our growth effectively, and we may engage in future acquisitions that could disrupt our business and have an adverse impact on our financial condition. Our insurance may become too difficult or expensive for us to obtain or may not be sufficient to cover our losses. Increases in insurance costs or reductions in insurance coverage may materially and adversely impact our results of operations and financial position. We are highly dependent on our senior management team and other highly skilled personnel. If we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy. Our company culture has contributed to our success, and if we cannot maintain this culture as we grow and enter the public markets, our business could be harmed. If we are unable to purchase an adequate supply of competitively priced new or pre-owned aircraft to meet client demand, or if the cost of aircraft(s) increases unduly due to disruptions in supply for any reason (including the war in Ukraine), our plans to create an aircraft leasing business could be adversely affected. If either our or our third-party operators’ aircraft become obsolete or no longer in demand from our customers, including due to an industry adoption of EVAs, our business, financial condition, and results of operations could be adversely affected. We rely on our third-party operators to provide and operate aircraft. If such third-party operators do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition, and results of operations could be adversely affected. If we encounter problems with any of our third-party aircraft operators or third-party service providers, such as workforce disruptions, our operations could be adversely affected by a resulting decline in revenue or negative public perception about our services. We may incur substantial maintenance costs as part of our leased aircraft return obligations. If we are unable to accurately estimate future levels of demand, or our third-party aircraft operators are unable to match our growth in demand or we are unable to add additional third-party aircraft operators to our platform to meet demand, our costs may increase and our business, financial condition, and results of operations could be adversely affected. Delays in the hiring and training of a sufficient number of qualified pilots by our third-party operators could disrupt our operations and have a materially adverse impact on our business. Our third-party aircraft operators’ insurance may become too difficult or expensive for them to obtain. If our third-party aircraft operators are unable to maintain sufficient insurance coverage, it may materially and adversely impact our results of operations and financial position. Our reliance on contractual relationships with air ambulance organizations could adversely affect our business. We rely on brand partners to promote our business and no assurance can be provided that such partnerships will not be terminated. If such partnerships are terminated, our usage or brand recognition could decline leading to competitive disadvantages and our business may be adversely affected by a decline in revenue or negative public perception about our services. We rely on arrangements (including on a pay-and-use basis) with third-parties to provide us access to helipads for parking, take-off and landing of aircrafts. If such third-parties terminate their arrangements with us or deny access to the helipads, our business and results of operations could be adversely affected. Legal and Regulatory Risks If DSAQ waives the requirement that the necessary governmental and regulatory consents in connection with the transfer of our GIFT City subsidiary be obtained prior to the closing of proposed Business Combination, and such consents are not later obtained after the closing, certain incentives currently available to us on account of operating within the Special Economic Zone at GIFT City, Gujarat could be lost, and our business, profitability, and growth prospects may be materially and adversely affected. If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired. Our business is subject to a wide variety of extensive and evolving laws, regulations, rules, guidelines, advisories and protocols, which may result in increases in our costs, disruptions to our operations, limits on our operating flexibility, reductions in the demand for air travel, and competitive disadvantages. We are subject to extensive and evolving data privacy laws and regulations, and compliance with these laws and regulations could impose significant compliance burdens and costs and could materially and adversely affect our business, profitability, and growth prospects. We may be blocked from or limited in providing or offering our services in certain jurisdictions based on the applicable laws, regulations, rules, guidelines, advisories and protocols, and may be required to modify our business model in those jurisdictions as a result. No assurance can be provided that licenses and permits that we depend on for the operation of our business will not be revoked. Political changes in the Government of India could delay or affect the further liberalization of the Indian economy and materially and adversely affect economic conditions in India, generally, and our business, in particular. The regulatory and policy environment in which the Company operates is evolving and subject to change and its business and financial performance could be adversely affected by any unfavorable interpretations of or changes in existing laws, or implementation of new laws by the Government of India, including the Ministry of Civil Aviation (MoCA), the Directorate General of Civil Aviation (DGCA), the Bureau of Civil Aviation Security, Government of India and the Airports Authority of India. There can be no assurance that the Government in India will not implement new regulations and policies which will require the Company to obtain additional approvals and licenses from regulatory bodies or impose onerous requirements and conditions on their operations, which could result in increased compliance costs as well as divert significant management time and other resources, or disrupt our ability to deliver services in India. Changing laws, rules, regulations, guidelines, advisories and protocols, unfavorable interpretations of existing laws, rules, regulations, guidelines, advisories and protocols and other legal uncertainties in India, including adverse application of corporate and tax laws, may adversely affect our business and financial performance.

Risk Factors Our business depends on our aircraft service provider partner’s compliance with applicable laws including the (Indian) Aircraft Act 1934 and the guidelines, circulars and notifications issued by the DGCA. Any non-compliance of such laws, guidelines, circulars and notifications by the aircraft service provider partner or us, including for having directly or indirectly abetted the non-compliances of the aircraft service provider partner, may have adverse impact on our business, revenues and prospects. Restrictions on foreign investment in India, including with respect to categories of investors permitted to invest, may prevent us from raising capital or making future acquisitions or investments in India and may require us to make changes to our business, which may adversely affect our results of operations, financial condition and financial performance. A slowdown in economic growth in India could cause our business to suffer. Financial instability in other countries may cause increased volatility in Indian financial markets. A downgrade in ratings of India may affect the trading price of our securities. If inflation were to rise in India, we might not be able to increase the prices of our products at a proportional rate in order to pass costs on to our customers thereby reducing our margins. Fluctuation in the exchange rate between the Indian Rupee and foreign currencies may have an adverse effect on the value of our securities, independent of our operating results. Risks Related to DSAQ and the Business Combination An active trading market for DSAQ’s Class A common stock, $0.0001 par value per share (the “Common Stock”), may not be available on a consistent basis to provide stockholders with adequate liquidity. The price of the Common Stock may be extremely volatile, and stockholders could lose a significant part of their investment. The New York Stock Exchange (“NYSE”) may delist the Common Stock and DSAQ units from trading on its exchange, which could limit investors’ ability to make transactions in the Common Stock and units, and subject DSAQ to additional trading restrictions. Additional securities may also not be approved for listing on NYSE. The Business Combination may not be completed by DSAQ’s business combination deadline and DSAQ may fail to obtain an extension of the business combination deadline. If DSAQ seeks stockholder approval of the business combination, DSAQ’s initial stockholders, including DSAQ Partners LLC (the “Sponsor”) and each of DSAQ’s officers and directors agreed to vote in favor of the Business Combination, regardless of how DSAQ’s public stockholders vote. Since the Sponsor and DSAQ’s directors and executive officers have interests that are different or in addition to (and which may conflict with), the interests of the DSAQ’s other stockholders, a conflict of interest may exist in determining whether the business combination with Hunch Mobility is appropriate as DSAQ’s business combination. Such interests include that the Sponsor and DSAQ’s directors and executive officers may lose their entire investment if the business combination is not completed, and that the Sponsor will benefit from the completion of the business combination and may be incentivized to complete the business combination, even if it is with a less favorable target company or on less favorable terms to stockholders, rather than liquidate DSAQ. We and DSAQ expect to incur significant transaction costs in connection with the business combination, and whether or not the business combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for corporate purposes if the business combination is not completed. The ability of DSAQ’s stockholders to exercise redemption rights with respect to a large number of outstanding Common Stock could increase the probability that the business combination will be unsuccessful. The business combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all, which may adversely affect the price of the Common Stock. Past performance by DSAQ, including its management team and affiliates, may not be indicative of future performance of an investment in DSAQ or the post-combination business. If DSAQ is unable to complete the proposed Business Combination or another initial business combination by the date by which it is required to consummate a business combination pursuant to the DSAQ’s amended and restated memorandum and articles of association, DSAQ will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Common Stock and, subject to the approval of its remaining stockholders and DSAQ’s board of directors, dissolving and liquidating. In such event, third parties may bring claims against DSAQ and, as a result, the proceeds held in DSAQ’s trust account could be reduced and the per-share liquidation price received by stockholders could be less than $10.00 per share. If additional equity financing of $12 million is not identified by PubCo or, if identified, is consummated on more favorable terms to the counterparty(ies) than the terms of Antara's $7 million convertible preferred share investment, or fails to close, Antara's $7 million convertible preferred share investment and Hunch Venture's $3 million convertible preferred share investment may both fail to close, and PubCo may lack sufficient funds to consummate the Business Combination. Risk Relating to the Post-Business Combination Company and its Ordinary Shares We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to ensure compliance with public company responsibilities and corporate governance practices. Hunch Mobility’s financial forecasts may not prove accurate. If the business combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of our securities may decline. Our quarterly operating results may fluctuate significantly following the business combination. The price of our ordinary shares may be volatile and may decline. Unlike DSAQ, we will have no trust account to provide downside protection to its investors.

Risk Factors There is no guarantee that an active and liquid public market for our ordinary shares will develop following the consummation of the business combination. If, following the business combination, securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, then the price and trading volume of our ordinary shares could decline. Future resales of our outstanding shares may cause the market price of our securities to drop significantly, even if our business is doing well. A significant portion of our ordinary shares following the business combination will be restricted from immediate resale, but may be sold into the market in the future. This could cause the market price of our ordinary shares to drop significantly, even if our business is doing well. We may issue additional ordinary shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of your shares. Our Memorandum and Articles of Association that will be effective following the completion of the business combination will designate specific courts as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit the ability of our shareholders to obtain a favorable judicial forum for disputes with us or with our directors, officers or employees and may discourage shareholders from bringing such claims. If we fail to comply with the listing requirements of NYSE, we would face possible delisting, which would result in a limited public market for our securities and make obtaining future debt or equity financing more difficult for us. Because we will become a publicly traded company by means other than a traditional underwritten initial public offering, our shareholders may face additional risks and uncertainties. We will be an “emerging growth company” and a “smaller reporting company,” and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies. As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and may follow certain home country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards applicable to U.S. domestic issuers. The right of shareholders of the combined company to receive any future payment on or derive any value from the CVRs will be contingent solely upon the non-occurrence of Triggering Events specified in the CVR Agreement and the BCA. There is no guarantee that such non-occurence of Triggering Events will happen. In the event that Triggering Events occur within as detailed in the BCA and the CVR Agreement, no payments will be made under the CVR Agreement, and the CVRs will expire valueless. Furthermore, the CVRs will be unsecured obligations of the combined company and all payments under the CVRs, all other obligations under the CVR Agreement and the CVRs and any rights or claims relating thereto may be subordinated in right of payment to the prior payment in full of all current or future senior obligations of the combined company. Risks Related to Our Incorporation in Ireland Following the Business Combination We do not intend to pay dividends for the foreseeable future, but if we pay dividends, such dividends may be subject to Irish dividend withholding tax. Dividends received by Irish residents and certain other shareholders may be subject to Irish income tax. Irish law differs from the laws in effect in the United States, and there will be differences between your current rights as a holder of DSAQ securities and the rights one can expect as a holder of our securities, some of which may adversely affect you. Provisions in our Memorandum and Articles of Association and under Irish law could make an acquisition of us more difficult, may limit attempts by our shareholders to replace or remove our management, may limit shareholders’ ability to obtain a favorable judicial forum for disputes with our directors, officers, or employees, and may limit the market price of our ordinary shares and public warrants. As an Irish public limited company, certain capital structure decisions will require the approval of our shareholders, which may limit our flexibility to manage our capital structure. Irish law only permits directors to allot and issue certain “relevant securities,” once specifically authorized to do so by its constitution or by a resolution approved by a simple majority of the shareholders. We will be required to have available “distributable profits” to pay dividends to shareholders and generally to make share repurchases and redemptions as an Irish company. We will be subject to the provisions of the Irish Takeover Rules regulating corporate takeovers and certain other relevant transactions affecting Irish public limited companies listed on certain stock exchanges, including NYSE, and will be subject to the supervisory jurisdiction of the Irish Takeover Panel. Following the consummation of the business combination, a transfer of our ordinary shares, our preferred shares or our warrants, other than one effected by means of the transfer of book-entry interests in the Depository Trust Company, may be subject to Irish stamp duty. Our ordinary shares, our preferred shares or our warrants received by means of a gift transfer or inheritance could be subject to Irish capital acquisitions tax.

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